Filed Pursuant to Rule 424(b)(3)
Registration Number 333-186385

Proxy Statement/Prospectus Penns Woods Bancorp, Inc.	Proxy Statement Luzerne National Bank Corporation

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On October 18, 2012, Penns Woods Bancorp, Inc., or Penns Woods, and Luzerne National Bank Corporation, or Luzerne, entered into a merger agreement that provides for the combination of the two companies. Under the merger agreement, Luzerne will merge with and into Penns Woods, with Penns Woods remaining as the surviving entity, and the separate corporate existence of Luzerne will cease. Before we complete the merger, the shareholders of Penns Woods and Luzerne must adopt the merger agreement. Penns Woods shareholders will vote to adopt the merger agreement and on the other matters described below at its annual meeting of shareholders to be held on May 29, 2013. Luzerne shareholders will vote to adopt the merger agreement and on the other matters described below at a special meeting of shareholders to be held on May 29, 2013.

If the merger is completed, Luzerne shareholders will be entitled to elect to receive, for each share of Luzerne common stock, subject to the election and adjustment procedures described in this joint proxy statement/prospectus, 1.5534 shares of Penns Woods common stock, $61.86 in cash or a combination of both. The federal income tax consequences of the merger to Luzerne shareholders will depend on whether cash, including cash for fractional Penns Woods shares, Penns Woods common stock, or a combination of cash and Penns Woods common stock is received in exchange for shares of Luzerne common stock.

Pursuant to the terms of the merger agreement, at least 90% of the total number of shares of Luzerne common stock to be converted in the merger will be converted into Penns Woods common stock, and the remaining outstanding shares of Luzerne common stock (excluding the shares of Luzerne common stock to be cancelled) will be converted into cash consideration. As a result, if more Luzerne shareholders make valid elections to receive either Penns Woods common stock or cash than is available as merger consideration under the merger agreement, those Luzerne shareholders electing the over-subscribed form of consideration may have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

The Penns Woods board of directors has determined that the combination of Penns Woods and Luzerne is advisable and in the best interests of Penns Woods based upon its analysis, investigation and deliberation, and the Penns Woods board of directors unanimously recommends that the Penns Woods shareholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the other proposals described in this joint proxy statement/prospectus.

The Luzerne board of directors has determined that the combination of Luzerne and Penns Woods is advisable and in the best interests of Luzerne based upon its analysis, investigation and deliberation, and the Luzerne board of directors unanimously recommends that the Luzerne shareholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the other proposals described in this joint proxy statement/prospectus.

Penns Woods common stock is listed on The Nasdaq Global Select Market under the symbol “PWOD.” Luzerne’s common stock is traded on the OTCQB market under the symbol “LUZR.”

You should read this entire joint proxy statement/prospectus, including the annexes hereto and the documents incorporated by reference herein, carefully because it contains important information about the merger and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 35. You can also obtain information about Penns Woods from documents that it has filed with the Securities and Exchange Commission.

The shares of Penns Woods common stock to be issued to Luzerne shareholders in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this joint proxy statement/prospectus or the Penns Woods common stock to be issued in the merger, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this joint proxy statement/prospectus is April 26, 2013, and it is first being mailed or otherwise delivered to shareholders on or about April 29, 2013.

PENNS WOODS BANCORP, INC.

300 MARKET STREET

WILLIAMSPORT, PENNSYLVANIA 17703-0967

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 29, 2013

TO THE SHAREHOLDERS OF PENNS WOODS BANCORP, INC.:

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Penns Woods Bancorp, Inc., or “Penns Woods,” will be held at 1:00 p.m., local time, on Wednesday, May 29, 2013, at The Robert Wheeland Community Center, 1201 Locust Street, Jersey Shore, Pennsylvania 17740, to consider and vote upon the following proposals:

1. adoption of the Agreement and Plan of Merger, dated October 18, 2012, by and between Penns Woods and Luzerne National Bank Corporation, or “Luzerne,” which provides for, among other things, the merger of Luzerne with and into Penns Woods;

2. election of four (4) Class 1 directors to serve for a three-year term that will expire in 2016, and until their successors are elected and qualified;

3. approval, in a non-binding (advisory) vote, of compensation paid to our named executive officers;

4. ratification of the appointment of S.R. Snodgrass, A.C., Certified Public Accountants, as Penns Woods’ independent registered public accounting firm for the Corporation for the year ending December 31, 2013; and

5. approval of a proposal to authorize the board of directors to adjourn the annual meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

6. transaction of any such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

All of these items, including the proposal to approve the merger agreement and the merger, are described in more detail in the accompanying joint proxy statement/prospectus and its appendices. You should read these documents in their entirety before voting. We have fixed March 1, 2013 as the record date for determining those Penns Woods shareholders entitled to vote at the annual meeting. Accordingly, only shareholders of record at the close of business on that date are entitled to notice of and to vote at the annual meeting or any adjournment or postponement of the meeting. A list of such shareholders will be available for inspection at the annual meeting and for ten days prior to the meeting at Penns Woods’ headquarters located at 300 Market Street, Williamsport, Pennsylvania 17703-0967, during normal business hours.

Your board of directors has unanimously determined that the proposed merger is advisable and in the best interests of Penns Woods and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. Your board of directors also recommends that you vote “FOR” the election of the Class 1 directors and “FOR” all of the other proposals listed above. In accordance with the terms of the merger agreement, each director and executive officer of Penns Woods has executed a letter agreement in favor of Luzerne pursuant to which he or she has agreed to vote all shares of Penns Woods common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated by the merger agreement.

We urge you to vote as soon as possible so that your shares will be represented.

BY ORDER OF THE BOARD OF DIRECTORS,

Brian L. Knepp Corporate Secretary

Williamsport, Pennsylvania

April 26, 2013

Your vote is important. Whether or not you plan to attend the annual meeting, please complete, sign, date and return your proxy card or voting instruction card in the enclosed envelope promptly. For many shareholders, you may vote your shares by following the instructions included with your proxy card or voting instruction card. If you later decide to attend the meeting, you can, if you wish, revoke the proxy and vote in person.

Important Notice Regarding Availability of Proxy Materials for the

Annual Meeting of Shareholders to be held on Wednesday, May 29, 2013

The Proxy Statement and Annual Report to Shareholders for the year ended

December 31, 2012 are available at http://www.rtcoproxy.com/pwod.

LUZERNE NATIONAL BANK CORPORATION

118 MAIN STREET

LUZERNE, PENNSYLVANIA 18709

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 29, 2013

TO THE SHAREHOLDERS OF LUZERNE NATIONAL BANK CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Luzerne National Bank Corporation, or “Luzerne,” will be held at 9:00 a.m., local time, on Wednesday, May 29, 2013, at Luzerne’s headquarters at 118 Main Street, Luzerne, Pennsylvania 18709, to consider and vote upon the following proposals:

1. adoption of the Agreement and Plan of Merger, dated October 18, 2012, by and between Penns Woods Bancorp, Inc., or “Penns Woods,” and Luzerne, which provides for, among other things, the merger of Luzerne with and into Penns Woods;

2. approval of a proposal to authorize the board of directors to adjourn the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to approve the proposal to approve the merger agreement;

3. approval of a non-binding advisory resolution approving the compensation payable to the named executive officers of Luzerne in connection with the merger; and

4. transaction of any such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

All of these items, including the proposal to approve the merger agreement and the merger, are described in more detail in the accompanying joint proxy statement/prospectus and its appendices. You should read these documents in their entirety before voting. We have fixed April 1, 2013 as the record date for determining those Luzerne shareholders entitled to vote at the special meeting. Accordingly, only shareholders of record at the close of business on that date are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the meeting. A list of such shareholders will be available for inspection at the special meeting and for ten days prior to the meeting at Luzerne’s headquarters located at 118 Main Street, Luzerne, PA 18709, during normal business hours.

Your board of directors has unanimously determined that the proposed merger is advisable and in the best interests of Luzerne and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. Your board of directors also recommends that you vote “FOR” proposal 2 and proposal 3 listed above. In accordance with the terms of the merger agreement, each director, the Chairman, Vice Chairman and President of Luzerne has executed a letter agreement in favor of Penns Woods pursuant to which he or she has agreed to vote all shares of Luzerne common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby.

We urge you to vote as soon as possible so that your shares will be represented.

BY ORDER OF THE BOARD OF DIRECTORS,

Thomas Guido Corporate Secretary

Luzerne, Pennsylvania

April 26, 2013

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and return your proxy card or voting instruction card in the enclosed envelope promptly. For many shareholders, you may vote your shares by following the instructions included with your proxy card or voting instruction card. If you later decide to attend the meeting, you can, if you wish, revoke the proxy and vote in person.

WHERE YOU CAN FIND MORE INFORMATION

Penns Woods files annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that Penns Woods files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, Penns Woods files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Penns Woods at www.jssb.com under the “Investor Relations” link and then under the heading “SEC Filings.”

Penns Woods has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that Penns Woods has previously filed with the SEC. They contain important information about the company and its financial condition. See “Incorporation of Certain Documents by Reference” on page 193. These documents are available without charge to you upon written or oral request to Penns Woods’ principal executive offices. The address and telephone number is listed below.

Penns Woods Bancorp, Inc. 300 Market Street Williamsport, Pennsylvania 17703-0967 Attention: Kimberly R. Yale (570) 320-2021

To obtain timely delivery of these documents, you must request the information no later than May 20, 2013 in order to receive them before Penns Woods’ annual meeting of shareholders and no later than May 20, 2013 in order to receive them before Luzerne’s special meeting of shareholders.

Penns Woods common stock is traded on The Nasdaq Global Select Market under the symbol “PWOD,” and Luzerne common stock is traded on the OTCQB under the symbol “LUZR.”

i

ii

PENNS WOODS ANNUAL MEETING—PROPOSAL NO. 3 NON-BINDING (ADVISORY) VOTE TO APPROVE EXECUTIVE COMPENSATION	134
PENNS WOODS ANNUAL MEETING—PROPOSAL NO. 4 RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	135
PENNS WOODS ANNUAL MEETING—PROPOSAL NO. 5 AUTHORIZATION TO VOTE ON ADJOURNMENT OR OTHER MATTERS	137
THE LUZERNE SPECIAL MEETING	138
LUZERNE SPECIAL MEETING—PROPOSAL NO. 1 ADOPTION OF THE MERGER AGREEMENT	141
LUZERNE SPECIAL MEETING—PROPOSAL NO. 2 AUTHORIZATION TO VOTE ON ADJOURNMENT OR OTHER MATTERS	142
LUZERNE SPECIAL MEETING—PROPOSAL NO. 3 ADOPTION OF A NON-BINDING ADVISORY RESOLUTION APPROVING THE COMPENSATION PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF LUZERNE IN CONNECTION WITH THE MERGER	143
INFORMATION ABOUT LUZERNE NATIONAL BANK CORPORATION	144
Business	144
Management’s Discussion and Analysis of Financial Condition and Results of Operations	144
Luzerne’s Financial Statements	156
Board of Directors and Executive Officers of Luzerne	182
Transactions with Certain Related Persons	182
Voting Securities and Principal Holders Thereof	183
Beneficial Ownership by Directors and Executive Officers of Luzerne	184
COMPARISON OF SHAREHOLDERS’ RIGHTS	185
MARKET PRICE AND DIVIDEND INFORMATION	191
LEGAL MATTERS	192
EXPERTS	192
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	193

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETINGS

The following questions and answers briefly address some commonly asked questions about the merger (as defined below) and the shareholder meetings. They may not include all the information that is important to the shareholders of Penns Woods and of Luzerne. Shareholders of Penns Woods and of Luzerne should each read carefully this entire joint proxy statement/prospectus, including the annexes and other documents referred to in this document.

Questions about the Merger

Q:	What is the merger?

A:	Penns Woods and Luzerne have entered into an Agreement and Plan of Merger, dated October 18, 2012, which is referred to as the “merger agreement.” A copy of the merger agreement is attached as Annex A to, and is incorporated by reference in, this joint proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed business combination of Penns Woods and Luzerne. Under the merger agreement, Luzerne will merge with and into Penns Woods, with Penns Woods remaining as the surviving entity, and the separate corporate existence of Luzerne will cease. We refer to this transaction as the “merger.”

Following the completion of the merger, the merger agreement provides that Penns Woods will continue to operate Luzerne Bank as a separate banking subsidiary of Penns Woods under the name “Luzerne Bank,” consistent with Penn Woods’ overall business strategies and operating policies as such strategies and policies may develop from time to time. Penns Woods will have the right to terminate its obligation to operate Luzerne Bank as a separate operating subsidiary of Penns Woods if Luzerne Bank fails to satisfy certain performance metrics for any two consecutive years beginning after January 1, 2015 or as a result of applicable regulatory requirements, safe and sound banking practices as communicated by a banking regulator, or the exercise by Penns Woods’ directors of their fiduciary duties. For further discussion on the operation of Luzerne Bank as a separate operating subsidiary of Penns Woods following completion of the merger, see “The Merger Agreement—Luzerne Bank Post-Closing Operation.”

Q:	Why am I receiving these materials?

A:	This document constitutes both a joint proxy statement of Penns Woods and Luzerne and a prospectus of Penns Woods. It is a joint proxy statement because the boards of directors of both companies are soliciting proxies from their respective holders of common stock. It is a prospectus because Penns Woods will issue shares of its common stock in exchange for shares of Luzerne common stock in the merger.

Penns Woods is sending these materials to its shareholders to help them decide how to vote their shares of Penns Woods common stock with respect to the proposed merger and the other matters to be considered at the Penns Woods annual meeting.

Luzerne is sending these materials to its shareholders to help them decide how to vote their shares of Luzerne common stock with respect to the proposed merger and the other matters to be considered at the Luzerne special meeting.

The merger cannot be completed unless shareholders of Penns Woods and Luzerne each adopt the merger agreement and approve the merger. Penns Woods is holding its annual meeting of shareholders to vote on the merger as well as the other proposals described in “The Penns Woods Annual Meeting” beginning on page 108. Luzerne is holding its special meeting of shareholders to vote on the merger as well as the other proposals described in “The Luzerne Special Meeting,” beginning on page 138. Information about these meetings, the merger and the other business to be considered at the meetings is contained in this joint proxy statement/prospectus.

Q:	Why is Penns Woods proposing the merger?

A:	The Penns Woods board of directors, in unanimously determining that the merger is in the best interests of Penns Woods and its shareholders, considered a number of key factors which are described under the headings “The Merger—Background of the Merger” and “The Merger—Penns Woods’ Reasons for the Merger,” beginning on pages 44 and 56, respectively.

Q:	Why is Luzerne proposing the merger?

A:	The Luzerne board of directors, in unanimously determining that the merger is in the best interests of Luzerne and its shareholders, considered a number of key factors which are described under the headings “The Merger—Background of the Merger” and “The Merger—Luzerne’s Reasons for the Merger,” beginning on pages 44 and 48, respectively.

Q:	What will Luzerne shareholders receive in the merger, and how will this affect holders of Penns Woods common stock?

A:	Upon completion of the merger, Luzerne shareholders will have the right to receive, at their election (but subject to customary procedures applicable to oversubscription and under subscription for cash consideration), 1.5534 shares of common stock of Penns Woods, $61.86 in cash, or a combination of cash and Penns Woods common stock for their shares of common stock of Luzerne. At the closing of the merger, no more than 10% of the outstanding shares of Luzerne common stock will be converted into the right to receive cash and the remainder of the outstanding shares of Luzerne common stock will be converted into the right to receive Penns Woods common stock.

Penns Woods shareholders will continue to own their existing shares of Penns Woods common stock after the merger. Because of the number of shares of Penns Woods common stock being issued in the merger, the ownership interest in Penns Woods represented by the existing shares of Penns Woods common stock will be diluted. Following completion of the merger, the existing shares of Penns Woods will represent in the aggregate ownership of approximately 80% of the outstanding shares of Penns Woods common stock, assuming 90% of the outstanding shares of Luzerne common stock are exchanged for Penns Woods common stock.

Q:	If I am a Luzerne shareholder, when must I elect the type of merger consideration that I prefer to receive?

A:	If you are a Luzerne shareholder and wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being separately mailed to Luzerne shareholders following the mailing of this joint proxy statement/prospectus. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent, Registrar and Transfer Company, at the address given in the materials. The election deadline will be May 28, 2013, which is the business day prior to the special meeting. Because of the way the election and proration procedures work, even if you submit a properly completed and signed form of election, it is still possible that you may not receive exactly the type of consideration you have elected. If you do not submit a properly completed and signed form of election to the exchange agent by the Election Deadline, you will have no control over the type of merger consideration you may receive, and consequently, may receive only cash, only Penns Woods common stock or a combination of cash and Penns Woods common stock in the merger. Because of the way the election and proration procedures work, even if you submit a properly completed and signed form of election, it is still possible that you may not receive exactly the type of consideration you have elected. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Q:	If I am a Luzerne shareholder, am I guaranteed to receive the type of merger consideration that I elect?

A:	No. If Luzerne shareholders elect to convert more than 10% of the total outstanding shares of Luzerne common stock into cash or elect to convert more than 90% of the total outstanding shares of Luzerne common stock into shares of Penns Woods stock, then the exchange agent will follow the proration procedures outlined under the heading “The Merger Agreement—Consideration to be Received in the Merger—Proration Procedures” to ensure that at least 90% of the aggregate merger consideration is paid in shares of Penns Woods common stock and the balance is paid in cash.

Q:	Who will be the directors and executive officers of the combined company following the merger?

A:	Following completion of the merger, Penns Woods will appoint three individuals designated by the Luzerne board of directors, who are not employees of Luzerne or any of its subsidiaries and who are agreed to by Penns Woods, to serve on the Penns Woods board of directors. Luzerne has designated Joseph E. Kluger, Jill F. Schwartz and John G. Nackley to be appointed to the Penns Woods board. One such individual will be appointed to serve in each of Class 1, Class 2 and Class 3 of the Penns Woods board of directors. Penns Woods has agreed to nominate and recommend for election each such designated person for one additional three-year term following their initial appointment.

In addition, the merger agreement provides that promptly following the effective time of the merger, Penns Woods will take such action as may be necessary to cause the board of directors of Luzerne Bank to consist of the chief executive officer of Penns Woods, the chief executive officer of Luzerne Bank and all other individuals serving as directors of Luzerne Bank immediately prior to the effective time. For a period of three years following the effective time of the merger, future appointments to the Luzerne Bank board of directors will be mutually agreed by the boards of directors of Penns Woods and Luzerne Bank, subject to the right of Penns Woods to remove or replace any Luzerne Bank director if such director breaches or fails to perform the duties of such director’s office in the sole discretion of Penns Woods.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including receipt of shareholder approvals at the respective meetings of Penns Woods and Luzerne, and receipt of regulatory approvals. We currently expect to complete the merger in the second quarter of 2013. It is possible, however, that factors outside of either company’s control could result in us completing the merger at a later time or not completing it at all.

Q:	What are the federal income tax consequences of the merger?

A:	The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code, and it is a condition to the completion of the merger that each of Penns Woods and Luzerne receive a written opinion from their respective legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that holders of Luzerne common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Luzerne common stock for Penns Woods common stock pursuant to the merger, except with respect to cash received in exchange for their Luzerne common stock or in lieu of fractional shares of Penns Woods commons stock and except for Luzerne shareholders who exercise their appraisal rights with respect to the merger. For further discussion of the material U.S. federal income tax consequences of the merger, see “Material United States Federal Income Tax Consequences of the Merger,” beginning on page 104.

Questions about the Penns Woods Annual Meeting

Q:	What are the matters on which I am being asked to vote at the Penns Woods annual meeting?

A:	You are being asked to consider and vote on the following matters:

1.	adoption of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

2.	election of four (4) Class 1 directors to serve for a three-year term that will expire in 2016, and until their successors are elected and qualified;

3.	approval, in a non-binding (advisory) vote, of compensation paid to our named executive officers;

4.	ratification of the appointment of S.R. Snodgrass, A.C., Certified Public Accountants, as Penns Woods’ independent registered public accounting firm for the year ending December 31, 2013; and

5.	adjournment of the Penns Woods annual meeting, if necessary, to solicit additional proxies.

Q:	How does the Penns Woods board of directors recommend that I vote my shares?

A:	The Penns Woods board of directors recommends that the Penns Woods shareholders vote their shares as follows:

•	“FOR” adoption of the merger agreement;

•	“FOR” the election of the four nominees of the board of directors for election as Class 1 directors;

•	“FOR” the approval, in a non-binding (advisory) vote, of compensation paid to Penns Woods’ named executive officers;

•	“FOR” the ratification of S.R. Snodgrass, A.C., Certified Public Accountants, as the independent registered public accounting firm for the year ending December 31, 2013; and

•	“FOR” an adjournment of the Penns Woods annual meeting, if necessary, to solicit additional proxies.

As of the record date, directors and executive officers of Penns Woods and their affiliates had the right to vote 144,784 shares of Penns Woods common stock, or 3.76% of the outstanding Penns Woods common stock entitled to be voted at the annual meeting. In accordance with the terms of the merger agreement, each of the directors and executive officers of Penns Woods has executed a letter agreement (the “Affiliate Letter”) in favor of Luzerne pursuant to which he or she has agreed to vote all shares of Penns Woods common stock owned by him or her in favor of adoption of the merger agreement. Additionally, each of the directors and the Chairman, Vice Chairman and President of Luzerne has executed an Affiliate Letter in favor of Penns Woods pursuant to which he or she has agreed to vote all shares of Luzerne common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at the Penns Woods annual meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	Who is entitled to vote at the Penns Woods annual meeting?

A:	Penns Woods shareholders of record as of the close of business on March 1, 2013, which is referred to as the “Penns Woods record date.”

Q:	How many votes do I have?

A:	Each outstanding share of Penns Woods common stock is entitled to one vote.

Q:	How do I vote my Penns Woods shares?

A:	You may vote your Penns Woods shares by completing and returning the enclosed proxy card, by internet or by voting in person at the Penns Woods annual meeting.

Voting by Proxy. You may vote your Penns Woods shares by completing and returning the enclosed proxy card. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this joint proxy statement/prospectus, your proxy will be voted in favor of that proposal.

ON YOUR PENNS WOODS PROXY CARD:

•	mark your selections;

•	date and sign your name exactly as it appears on your card; and

•	return your completed proxy card in the enclosed postage-paid envelope.

Voting by Internet. If you are a registered shareholder, you may vote electronically through the Internet by following the instructions included in your proxy card. If your shares are registered in the name of a broker or other nominee, your nominee may be participating in a program provided through ADP Investor Communication Services that allows you to vote via the Internet. If so, the voting form your nominee sends you will provide voting instructions.

Voting by Telephone. You may vote by phone by following the instructions included with your proxy card.

Voting in person. If you attend the Penns Woods annual meeting, you may deliver your completed proxy card in person or may vote by completing a ballot which will be available at the meeting. If your shares are registered in the name of a broker or other nominee and you wish to vote at the meeting you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the annual meeting.

Should you have any questions on the procedure for voting your shares, please contact Kimberly R. Yale, Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, Pennsylvania 17701, telephone (570) 320-2021.

Q:	Why is my vote important?

A:	Because the merger cannot be completed without the affirmative vote of the holders of 66-2/3% of the outstanding shares of Penns Woods common stock on the record date, every shareholder’s vote is important. In addition, the annual meeting will include proposals to elect four Class 1 directors, approve compensation paid to our named executive officers in an advisory vote, ratify the selection of our registered public accounting firm for 2013, and adjourn the meeting, if necessary to solicit additional proxies.

Q:	If my shares of Penns Woods common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker CANNOT vote your shares on any proposal at the Penns Woods annual meeting, except the ratification of auditors, without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal or any other proposal (a so-called “broker non-vote”) at the Penns Woods annual meeting, except the ratification of auditors. For purposes of determining the number of votes cast with respect to the merger proposal, only those votes cast “for” or “against” the proposal are counted. Broker non-votes, if any are submitted by brokers or nominees in connection with the annual meeting, will not be counted as votes “for” or “against” for purposes of determining the number of votes cast, but will be treated as present for quorum purposes.

Q:	What constitutes a quorum for the Penns Woods annual meeting?

A:	As of the Penns Woods record date, 3,838,807 shares of Penns Woods common stock were issued and outstanding, each of which will be entitled to one vote at the meeting. Under Penns Woods’ bylaws, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast constitutes a quorum for the transaction of business at the meeting. If you vote by proxy, your shares will be included for determining the presence of a quorum. Both abstentions and broker non-votes are also included for purposes of determining the presence of a quorum.

Q:	Assuming the presence of a quorum, what is the vote required to approve the matters to be considered at the Penns Woods annual meeting?

A:	The affirmative vote at the Penns Woods annual meeting, in person or by proxy, of the holders of 66-2/3% of the outstanding shares of Penns Woods common stock is required to approve the merger agreement. Directors are elected by a plurality of votes cast and, accordingly, the four nominees receiving the highest number of votes for director at the annual meeting will be elected. The affirmative vote, in person or by proxy, of a majority of all votes cast at the Penns Woods annual meeting is required to approve the compensation paid to our named executive officers in the advisory vote, the proposal to ratify our independent public accounting firm, and the proposal to adjourn the Penns Woods annual meeting, if necessary, to solicit additional proxies and any other matter that may properly come before the meeting. Because the affirmative vote of the holders of 66-2/3% of outstanding shares of Penns Woods common stock is required to approve the merger agreement, abstentions and broker non-votes with respect to the merger agreement will effectively act as “no” votes on such proposal. Abstentions and broker non-votes will not affect the outcome of the other matters at the meeting.

Q:	Do I have appraisal or dissenters’ rights?

A:	No. Under Pennsylvania law, holders of Penns Woods common stock will not be entitled to exercise any appraisal rights in connection with the merger or any of the other proposals being presented at the Penns Woods annual meeting.

Q:	Can I attend the Penns Woods annual meeting and vote my shares in person?

A:	Yes. All shareholders, including shareholders of record and those who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the annual meeting. Holders of record of Penns Woods common stock can vote in person at the annual meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the annual meeting. If you plan to attend the annual meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to the Penns Woods’ Corporate Secretary, or (3) attending the annual meeting in person, notifying the Corporate Secretary and voting by ballot at the meeting. Penns Woods’ Corporate Secretary’s mailing address is Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, Pennsylvania 17701, Attention: Brian L. Knepp.

Any shareholder entitled to vote in person at the annual meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying Penns Woods’ Corporate Secretary) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

Q:	Who will bear the cost of soliciting votes for the Penns Woods annual meeting?

A:	Penns Woods and Luzerne will bear the cost of preparing, assembling, printing, mailing and distributing these proxy materials equally. In addition to the mailing of these proxy materials, the solicitation of proxies or votes for the Penns Woods annual meeting may be made in person, by telephone, or by electronic communication by Penns Woods’ directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. In addition, Penns Woods may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q:	What happens if additional proposals are presented at the Penns Woods annual meeting?

A:	Other than the proposals described in this joint proxy statement/prospectus, Penns Woods does not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Richard A. Grafmyre and Brian L. Knepp, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting.

Q:	Are there risks that I should consider in deciding whether to vote to approve the merger agreement?

A:	Yes. You should consider the risk factors set out in the section entitled “Risk Factors” beginning on page 35 of this joint proxy statement/prospectus.

Q:	What if I hold stock of both Penns Woods and Luzerne?

A:	If you hold shares of both Penns Woods and Luzerne, you will receive two separate packages of proxy materials. A vote as a Penns Woods shareholder for the merger proposal or any other proposals to be considered at the Penns Woods annual meeting will not constitute a vote as a Luzerne shareholder for the merger proposal or any other proposals to be considered at the Luzerne special meeting, and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from Penns Woods or Luzerne, or submit separate proxies as both a Penns Woods shareholder and a Luzerne shareholder as instructed.

Q:	Should I send in my Penns Woods stock certificates?

A:	No. Please do not send your stock certificates with your proxy card.

Penns Woods shareholders will not be required to exchange or take any other action regarding their stock certificates in connection with the merger. Penns Woods shareholders holding stock certificates should keep their stock certificates both now and after the merger is completed.

Q:	Whom should I contact if I have additional questions?

A:	If you are a Penns Woods shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Penns Woods Bancorp, Inc.

300 Market Street

Williamsport, Pennsylvania 17701

Attention: Brian L. Knepp, Chief Financial Officer

Telephone: 570-320-2030

Questions about the Luzerne Special Meeting

Q:	What are the matters on which I am being asked to vote at the Luzerne special meeting?

A:	You are being asked to consider and vote on the following matters:

1.	adoption of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

2.	adjournment of the Luzerne special meeting, if necessary, to solicit additional proxies; and

3.	approval of a non-binding advisory resolution approving the compensation payable to the named executive officers of Luzerne in connection with the merger.

Q:	How does the Luzerne board of directors recommend that I vote my shares?

A:	The Luzerne board of directors recommends that the Luzerne shareholders vote their shares as follows:

•	“FOR” adoption of the merger agreement;

•	“FOR” an adjournment of the Luzerne special meeting, if necessary, to solicit additional proxies; and

•	“FOR” approval of a non-binding advisory resolution approving the compensation payable to the named executive officers of Luzerne in connection with the merger.

As of the record date, directors and executive officers of Luzerne and their affiliates had the right to vote 37,216 shares of Luzerne common stock, or 5.5% of the outstanding Luzerne common stock entitled to be voted at the Luzerne special meeting. In accordance with the terms of the merger agreement, each of the directors, the Chairman, Vice Chairman and President of Luzerne has executed an Affiliate Letter in favor of Penns Woods pursuant to which he or she has agreed to vote all shares of Luzerne common stock owned by him or her in favor of adoption of the merger agreement. Additionally, each of the directors and executive officers of Penns Woods has executed an Affiliate Letter in favor of Luzerne pursuant to which he or she has agreed to vote all shares of Penns Woods common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at the Luzerne special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	Who is entitled to vote at the Luzerne special meeting?

A:	Luzerne shareholders of record as of the close of business on April 1, 2013, which is referred to as the “Luzerne record date,” are entitled to notice of, and to vote at, the Luzerne special meeting.

Q:	How many votes do I have?

A:	Each outstanding share of Luzerne common stock is entitled to one vote.

Q:	How do I vote my Luzerne shares?

A:	You may vote your Luzerne shares by completing and returning the enclosed proxy card or by voting in person at the Luzerne special meeting.

Voting by Proxy. You may vote your Luzerne shares by completing and returning the enclosed proxy card. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this joint proxy statement/prospectus, your proxy will be voted in favor of that proposal.

ON YOUR LUZERNE PROXY CARD:

•	mark your selections;

•	date and sign your name exactly as it appears on your card; and

•	return your completed proxy card in the enclosed postage-paid envelope.

Voting in person. If you attend the Luzerne special meeting, you may deliver your completed proxy card in person or may vote by completing a ballot which will be available at the meeting. If your shares are registered in the name of a broker or other nominee and you wish to vote at the meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the special meeting.

Should you have any questions on the procedure for voting your shares, please contact Thomas Guido, Corporate Secretary, Luzerne National Bank Corporation, 118 Main Street, Luzerne, Pennsylvania 18709, telephone (570) 288-4511.

Q:	Why is my vote important?

A:	Because the merger cannot be completed without the affirmative vote of the holders of a majority of the outstanding shares of Luzerne common stock on the Luzerne record date, and because a majority of the outstanding shares of Luzerne common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting, every shareholder’s vote is important.

Q:	If my shares of Luzerne common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker CANNOT vote your shares on any proposal at the Luzerne special meeting without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal or any other proposal (a so-called “broker non-vote”) at the Luzerne special meeting. For purposes of determining the number of votes cast with respect to the merger proposal, only those votes cast “for” or “against” the proposal are counted. Broker non-votes, if any, submitted by brokers or nominees in connection with the special meeting will not be counted as votes “for” or “against” for purposes of determining the number of votes cast, but will be treated as present for quorum purposes.

Q:	What constitutes a quorum for the Luzerne special meeting?

A:	As of the Luzerne record date, 676,694 shares of Luzerne common stock were issued and outstanding, each of which will be entitled to one vote at the meeting. Under Luzerne’s bylaws, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast constitutes a quorum for the transaction of business at the special meeting. If you vote by proxy, your shares will be included for determining the presence of a quorum. Both abstentions and broker non-votes are also included for purposes of determining the presence of a quorum.

Q:	Assuming the presence of a quorum, what is the vote required to approve the matters to be considered at the Luzerne special meeting?

A:	The affirmative vote at the Luzerne special meeting, in person or by proxy, of a majority of the outstanding shares of Luzerne common stock is required to approve the merger agreement. The affirmative vote, in person or by proxy, of a majority of votes cast at the Luzerne special meeting is required to approve the proposal to adjourn the Luzerne special meeting, if necessary, to solicit additional proxies, the proposal to adopt a non-binding advisory resolution approving the compensation payable to Luzerne’s named executive officers in connection with the merger and any other matter that may properly come before the special meeting. Because the affirmative vote of the holders of a majority of outstanding shares of Luzerne is required to approve the merger agreement, abstentions and broker non-votes with respect to the merger agreement will effectively act as “no” votes on such proposal. Abstentions and broker non-votes will not affect the outcome of the adjournment proposal, the proposal to approve a non-binding advisory resolution approving the compensation payable to Luzerne’s named executive officers in connection with the merger or any other matters that properly come before the special meeting.

Q:	Do I have appraisal or dissenters’ rights?

A:	Yes. Under Pennsylvania law, Luzerne shareholders have the right to dissent from the merger agreement and the merger and to receive a payment in cash for the “fair value” of their shares of Luzerne common stock as determined by an appraisal process. This value may be more or less than the value you would receive in the merger if you do not dissent. If you dissent, you will receive a cash payment for the value of your shares that will be fully taxable to you. To perfect your dissenters’ rights, you must follow precisely the required statutory procedures. See “The Merger—Luzerne Shareholders Have Dissenters’ Rights in the Merger,” on page 80 and the information at Annex D.

Q:	Can I attend the Luzerne special meeting and vote my shares in person?

A:	Yes. All shareholders, including shareholders of record and those who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Luzerne common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke your proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Luzerne’s Corporate Secretary, or (3) attending the special meeting in person, notifying the Corporate Secretary and voting by ballot at the special meeting. The mailing address for Luzerne’s Corporate Secretary is Luzerne National Bank Corporation, 118 Main Street, Luzerne, Pennsylvania 18709, Attention: Thomas Guido.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying Luzerne’s Corporate Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	Who will bear the cost of soliciting votes for the Luzerne special meeting?

A:	Penns Woods and Luzerne will bear the cost of preparing, assembling, printing, mailing and distributing these proxy materials equally. In addition to the mailing of these proxy materials, the solicitation of proxies or votes for the Luzerne special meeting may be made in person, by telephone, or by electronic communication by Luzerne’s directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. In addition, Luzerne may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q:	What happens if additional proposals are presented at the Luzerne special meeting?

A:	Other than the proposals described in this joint proxy statement/prospectus, Luzerne does not expect any matters to be presented for a vote at the special meeting. If you grant a proxy, the persons named as proxy holders, Thomas Guido and John Moore, Jr., will have the discretion to vote your shares on any additional matters properly presented for a vote at the special meeting.

Q:	Are there risks that I should consider in deciding whether to vote to approve the merger agreement?

A:	Yes. You should consider the risk factors set out in the section entitled “Risk Factors” beginning on page 35 of this joint proxy statement/prospectus.

Q:	What if I hold stock of both Penns Woods and Luzerne?

A:	If you hold shares of both Penns Woods and Luzerne, you will receive two separate packages of proxy materials. A vote as a Luzerne shareholder for the merger proposal or any other proposals to be considered at the Luzerne special meeting will not constitute a vote as a Penns Woods shareholder for the merger proposal or any other proposals to be considered at the Penns Woods annual meeting, and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from Penns Woods or Luzerne, or submit separate proxies as both a Penns Woods shareholder and a Luzerne shareholder as instructed.

Q:	Should I send in my Luzerne stock certificates?

A:	No. If Luzerne shareholders approve the merger agreement, after the merger is completed, you will receive written instructions, including a letter of transmittal that will explain how to exchange your Luzerne stock certificates for Penns Woods common stock certificates. Please do not send in any Luzerne stock certificates until you receive these written instructions and the letter of transmittal.

Q:	Whom should I contact if I have additional questions?

A:	If you are a Luzerne shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Luzerne National Bank Corporation

118 Main Street

Luzerne, PA 18709

Attention: Thomas Guido

Telephone: 570-288-4511

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read the entire joint proxy statement/prospectus and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Incorporation of Certain Documents by Reference” on page 193. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

Information about the Parties

Penns Woods Bancorp, Inc. (page 111)

Penns Woods is a Pennsylvania business corporation and bank holding company with its headquarters in Williamsport, Pennsylvania. At December 31, 2012, Penns Woods had total consolidated assets of $857 million. Penns Woods is the parent company of Jersey Shore State Bank, which operates thirteen branch offices providing financial services in Lycoming, Clinton, Centre, and Montour Counties in Pennsylvania. Investment and insurance products are offered through Jersey Shore State Bank’s subsidiary, The M Group, Inc. D/B/A The Comprehensive Financial Group. Penns Woods also owns Woods Investment Company, Inc., which maintains and manages an equity investment portfolio, and Woods Real Estate Development Company, Inc., which owns certain properties utilized by Jersey Shore State Bank in connection with its operations. Penns Woods common stock is traded on The Nasdaq Global Select Market under the symbol “PWOD.”

The principal executive offices of Penns Woods are located at Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, Pennsylvania 17701, and its telephone number is (570) 320-2021.

Luzerne National Bank Corporation (page 144)

Luzerne is a Pennsylvania business corporation and bank holding company with its headquarters in Luzerne, Pennsylvania. At December 31, 2012, Luzerne had total consolidated assets of $319 million. Luzerne is the parent company for Luzerne Bank, which operates eight branch offices in Luzerne and Lackawanna Counties in Pennsylvania. Luzerne common stock is traded in the over-the-counter market under the symbol “LUZR.”

The principal executive offices of Luzerne are located at 118 Main Street, Luzerne, Pennsylvania 18709, and its telephone number is (570) 288-4511.

The Merger (page 44)

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. Please carefully read the merger agreement as it is the legal document that governs the merger.

Luzerne Will Merge into Penns Woods (page 44)

We are proposing the merger of Luzerne with and into Penns Woods. As a result, Penns Woods will continue as the surviving company.

Following the completion of the merger, the merger agreement provides that Penns Woods will continue to operate Luzerne Bank as a separate banking subsidiary of Penns Woods under the name “Luzerne Bank,” consistent with Penn Woods’ overall business strategies and operating policies as such strategies and policies may develop from time to time. Penns Woods will have the right to terminate its obligation to operate Luzerne Bank as a separate operating subsidiary of Penns Woods if Luzerne Bank fails to satisfy certain performance metrics for any two consecutive years beginning after January 1, 2015 or as a result of applicable regulatory requirements, safe and sound banking practices as communicated by a banking regulator, or the exercise by Penns Woods’ directors of their fiduciary duties. For further discussion on the operation of Luzerne Bank as a separate operating subsidiary of Penns Woods following completion of the merger, see “The Merger Agreement—Luzerne Bank Post-Closing Operation.”

Penns Woods Will Hold Its Annual Meeting on May 29, 2013 (page 108)

The Penns Woods annual meeting will be held on May 29, 2013 at 1:00 p.m., local time, at The Robert Wheeland Community Center, 1201 Locust Street, Jersey Shore, Pennsylvania, Pennsylvania 17740. At the annual meeting, Penns Woods shareholders will be asked to:

1. adopt the merger agreement;

2. elect four (4) Class 1 directors to serve for a three-year term that will expire in 2016, and until their successors are elected and qualified;

3. approve, in a non-binding (advisory) vote, the compensation paid to Penns Woods’ named executive officers;

4. ratify the appointment of S.R. Snodgrass, A.C., Certified Public Accountants, as Penns Woods’ independent registered public accounting firm for the year ending December 31, 2013 ; and

5. approve the adjournment of the annual meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the meeting to adopt the merger agreement.

Record Date. Only holders of record of Penns Woods common stock at the close of business on March 1, 2013 will be entitled to vote at the annual meeting. Each share of Penns Woods common stock is entitled to one vote. As of the Penns Woods record date, there were 3,838,807 shares of Penns Woods common stock issued and outstanding and entitled to vote at the annual meeting.

Required Vote. The affirmative vote at the Penns Woods annual meeting, in person or by proxy, of the holders of 66-2/3% of the outstanding shares of Penns Woods common stock is required to approve the merger agreement. Directors are elected by a plurality of votes cast and, accordingly, the four nominees receiving the highest number of votes for director at the annual meeting will be elected. The affirmative vote, in person or by proxy, of a majority of all votes cast at the Penns Woods annual meeting is required to approve the compensation paid to its named executive officers in the advisory vote, the proposal to ratify Penns Woods’ independent public accounting firm, the proposal to adjourn the meeting, if necessary, to solicit additional proxies and any other matter that may properly come before the annual meeting. A majority of the outstanding Penns Woods common stock entitled to vote is necessary to constitute a quorum in order to transact business at the meeting.

As of the record date, directors and executive officers of Penns Woods and their affiliates had the right to vote 144,784 shares of Penns Woods common stock, or 3.76% of the outstanding Penns Woods common stock entitled to be voted at the annual meeting. In accordance with the terms of the merger agreement, each of the directors and executive officers of Penns Woods has executed an Affiliate Letter in favor of Luzerne pursuant to which he or she has agreed to vote all shares of Penns Woods common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby.

Luzerne Will Hold Its Special Meeting on May 29, 2013 (page 138)

The Luzerne special meeting will be held on May 29, 2013 at 9:00 a.m., local time, at Luzerne’s headquarters at 118 Main Street, Luzerne, Pennsylvania 18709. At the special meeting, Luzerne shareholders will be asked to:

1. adopt the merger agreement;

2. approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement; and

3. approve a non-binding advisory resolution approving the compensation of the named executive officers of Luzerne in connection with the merger.

Record Date. Only holders of record of Luzerne common stock at the close of business on April 1, 2013 will be entitled to vote at the special meeting. Each share of Luzerne common stock is entitled to one vote. As of the Luzerne record date, there were 676,694 shares of Luzerne common stock issued and outstanding and entitled to vote at the special meeting.

Required Vote. The affirmative vote at the Luzerne special meeting, in person or by proxy, of a majority of the outstanding shares of Luzerne common stock is required to approve the merger agreement. The affirmative vote, in person or by proxy, of a majority of votes cast at the Luzerne special meeting is required to approve the proposal to adjourn the Luzerne special meeting, if necessary, to solicit additional proxies, the proposal to adopt a non-binding advisory resolution approving the compensation payable to Luzerne’s named executive officers in connection with the merger and any other matter that may properly come before the special meeting.

As of the record date, directors and executive officers of Luzerne and their affiliates had the right to vote 37,216 shares of Luzerne common stock, or 5.5% of the outstanding Luzerne common stock entitled to be voted at the special meeting. In accordance with the terms of the merger agreement, each of the directors and the Chairman, Vice Chairman and President of Luzerne has executed an Affiliate Letter in favor of Penns Woods pursuant to which he or she has agreed to vote all shares of Luzerne common stock owned by him or her in favor of adoption of the merger agreement.

Luzerne Shareholders Will Receive Shares of Penns Woods Common Stock and/or Cash in the Merger Depending on Their Election and Any Proration (page 88).

Luzerne shareholders will have the right to elect to receive merger consideration, without interest, for each of their shares of Luzerne common stock. Each Luzerne shareholder will have the opportunity to elect to receive in exchange for each share of Luzerne common stock owned immediately prior to completion of the merger either: (i) a cash payment of $61.86 per share; (ii) 1.5534 shares of Penns Woods common stock; or (iii) a combination of cash and shares of Penns Woods common stock.

Each election will be subject to allocation and proration procedures in the merger agreement, which are intended to ensure that, in the aggregate, at least 90% of the Luzerne shares of common stock outstanding will be exchanged for Penns Woods common stock. Penns Woods has the right to permit greater than 90% of the Luzerne common shares to be exchanged for shares of Penns Woods common stock; however, if the holders of more than 10% of Luzerne shares elect to receive cash for their shares of Luzerne common stock, then shareholders will receive shares of Penns Woods common stock in accordance with the proration procedures and the other requirements set forth in the merger agreement.

Record holders of Luzerne common stock may specify different elections with respect to different shares that you hold (if, for example, a Luzerne shareholder owns 100 shares of Luzerne common stock, such shareholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

As an example, based on the average of the high and low sale prices of Penns Woods common stock on The Nasdaq Global Select Market for the 10 trading days ending on April 24, 2013 (the most recent practicable date prior to the printing of this joint proxy statement/prospectus), for each share of Luzerne common stock held, a Luzerne shareholder would receive either $61.86 in cash or 1.5534 shares of Penns Woods common stock, subject to possible proration. Based on that price, the 1.5534 shares of Penns Woods common stock would have a market value of $62.49. Penns Woods will compute the actual amount of cash and number of shares of Penns Woods common stock that each Luzerne shareholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Consideration To Be Received in the Merger” beginning on page 88.

Regardless of Whether an Election is Made, a Luzerne Shareholder May Not Receive the Consideration Elected (page 88)

Pursuant to the terms of the merger agreement, a minimum of 90% of the total number of shares of Luzerne common stock outstanding at the effective time of the merger will be converted into stock consideration, and the remaining outstanding shares of Luzerne common stock (excluding the shares of Luzerne common stock to be cancelled) not converted into shares of Penns Woods common stock will be converted into cash consideration. Penns Woods has the right to permit greater than 90% of the total number of shares of Luzerne common stock to be converted in the form of shares of Penns Woods common stock. As a result, if more Luzerne shareholders make valid elections to receive either Penns Woods common stock or cash than is available as merger consideration under the merger agreement, those Luzerne shareholders electing the over-subscribed form of consideration may have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

In Order to Make a Valid Election, Luzerne Shareholders Must Properly Complete and Deliver the Election Form (page 90)

If a Luzerne shareholder wishes to elect the type of merger consideration such shareholder prefers to receive in the merger, such shareholder should carefully review and follow the instructions set forth in the form of election, which is being mailed to Luzerne shareholders concurrently with this joint proxy statement/prospectus. Luzerne shareholders will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent at the address given in the materials, together with the certificates representing shares of Luzerne common stock prior to the Election Deadline. Luzerne shareholders should NOT send stock certificates with a proxy card returned to vote on the merger agreement.

The Election Deadline will be at 5:00 p.m. New York City time on May 28, 2013, which is the business day prior to the Luzerne special meeting of shareholders on May 29, 2013. If a Luzerne shareholder does not submit a properly completed and signed form of election to the exchange agent by the Election Deadline, such shareholder will have no control over the type of merger consideration to be received, and, consequently, at the discretion of Penns Woods, may receive only cash, only Penns Woods common stock or a combination of cash and Penns Woods common stock in the merger.

Once a Luzerne shareholder has tendered stock certificates representing shares of Luzerne common stock to the exchange agent, such shareholder may not transfer shares of Luzerne common stock represented by those stock certificates until the merger is completed, unless such shareholder revokes a previous election by written notice to the exchange agent that is received prior to the Election Deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent to the shareholder submitting them.

Expected Material United States Federal Income Tax Treatment as a Result of the Merger (page 104)

The merger is structured to be treated as a reorganization for United States federal income tax purposes. Each of Penns Woods and Luzerne has conditioned the consummation of the merger on its receipt of a legal opinion that this will be the case. The federal income tax treatment for Luzerne shareholders will depend primarily on whether Luzerne common stock is exchanged solely for Penns Woods common stock (with cash received instead of a fractional share of Penns Woods common stock), solely for cash, or for a combination of Penns Woods common stock and cash.

Generally, a Luzerne shareholder will not recognize gain or loss on the exchange of Luzerne common stock solely for Penns Woods common stock in the merger, except with respect to the cash received in lieu of a fractional share interest in Penns Woods common stock. If a Luzerne shareholder receives only cash in exchange for Luzerne common stock in the merger, then such shareholder generally will recognize gain or loss equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the shares of Luzerne common stock surrendered. If a Luzerne shareholder exchanges Luzerne common stock for a combination of Penns Woods common stock and cash, then such shareholder generally will recognize gain equal to the amount of cash received (not counting cash received in lieu of a fractional share interest in Penns Woods common stock) or the amount of gain realized, whichever is lower, but such shareholder will not recognize any loss. If a Luzerne shareholder receives cash instead of a fractional share interest in Penns Woods common stock, such shareholder will recognize gain or loss on receipt of that cash.

Exceptions to these conclusions or other considerations may apply, some of which are discussed beginning on page 104. Determining the actual tax consequences of the merger to a Luzerne shareholder can be complicated. Those consequences will depend on such shareholder’s specific situation, on whether the shareholder elects to receive common stock, cash or a mix of common stock and cash, on whether an election is effective or must be changed under the proration provisions of the merger agreement, and on many variables that are not within our control. For further information, please refer to “Material United States Federal Income Tax Consequences of the Merger” on page 104. Luzerne shareholders should also consult their own tax advisors for a full understanding of the federal income tax and other tax consequences of the merger as they apply specifically to them.

The United States federal income tax consequences described above may not apply to all holders of Luzerne common stock. The tax consequences for Luzerne shareholders will depend on their individual situations. Accordingly, Luzerne shareholders are strongly urged to consult their tax advisors for a full understanding of the particular tax consequences of the merger to them.

Accounting Treatment of the Merger (page 103)

The merger will be treated as a “business combination” using the acquisition method of accounting with Penns Woods treated as the acquiror under generally accepted accounting principles, or GAAP.

Market Prices and Share Information (page 191)

Penns Woods common stock is quoted on The Nasdaq Global Select Market under the symbol “PWOD.” Luzerne common stock is quoted on the OTCQB under the symbol “LUZR.”

The following table shows the closing sale prices of Penns Woods common stock as reported on The Nasdaq Global Select Market on October 17, 2012, the last trading day before announcement of the merger, and on April 24, 2013, the last practicable trading day prior to mailing this joint proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Penns Woods common stock on October 17, 2012, and April 24, 2013, calculated by multiplying the closing sale prices of Penns Woods common stock on those dates by 1.5534, which represent the exchange ratio of shares of Penns Woods common stock that Luzerne shareholders electing to receive Penns Woods common stock would receive in the merger for each share of Luzerne common stock.

	Penns Woods Common Stock		Luzerne Common Stock		Equivalent Per Share Value
Prior to execution of the merger agreement	$44.26	(1)	$38.80	(2)	$68.75
At April 24, 2013	$40.35		$62.00		$62.68

(1)	Closing price as of October 17, 2012.
(2)	Last reported price as of October 17, 2012.

The market price of Penns Woods common stock will fluctuate prior to the merger. You should obtain current stock price quotations for the shares.

Upon completion of the merger, assuming 90% of the outstanding shares of Luzerne common stock are exchanged for Penns Woods common stock, former Luzerne shareholders will own approximately 20% of the outstanding shares of Penns Woods common stock.

Janney Montgomery Scott LLC Has Provided an Opinion to the Luzerne Board of Directors Regarding the Fairness of the Merger Consideration (page 49)

Luzerne’s financial advisor, Janney Montgomery Scott LLC, or Janney, has conducted financial analyses and delivered an opinion to Luzerne’s board of directors that, as of October 18, 2012, the exchange ratio was fair from a financial point of view to the shareholders of Luzerne.

The full text of Janney’s opinion is attached as Annex B to this joint proxy statement/prospectus. Luzerne shareholders should read that opinion and the summary description of Janney’s opinion contained in this joint proxy statement/prospectus in their entirety. The opinion of Janney does not reflect any developments that may have occurred or may occur after the date of its opinion and prior to the completion of the merger.

Luzerne paid Janney an upfront engagement fee of $15,000, and an additional $50,000 when Luzerne entered into a definitive agreement pertaining to the merger. Upon the closing of the merger, Janney will receive an additional $135,000, plus expenses.

Monocacy Financial Advisors, LLC Has Provided an Opinion to the Penns Woods Board of Directors Regarding the Fairness of the Merger Consideration (page 58)

Penns Woods’ financial advisor, Monocacy Financial Advisors, LLC, or Monocacy, has conducted financial analyses and delivered an opinion to Penns Woods’ board of directors that, as of October 18, 2012, the exchange ratio was fair from a financial point of view to Penns Woods.

The full text of Monocacy’s opinion is attached as Annex C to this joint proxy statement/prospectus. Penns Woods shareholders should read that opinion and the summary description of Monocacy’s opinion contained in this joint proxy statement/prospectus in their entirety. The opinion of Monocacy does not reflect any developments that may have occurred or may occur after the date of its opinion and prior to the completion of the merger. Penns Woods does not expect that it will request an updated opinion from Monocacy.

Penns Woods will pay Monocacy an advisory fee, currently estimated to be $421,000 in total, upon successful completion of the merger. As part of its engagement with Monocacy, Penns Woods has agreed to pay Monocacy a success fee equal to 0.14% (14 basis points) on total assets of Luzerne, with 25% of the expected fee to be paid at announcement of the issuance of a fairness opinion and the remainder at closing. The success fee will be net of offsets for any Advisory Fee, Fairness Opinion Fee, or other milestone fee already paid. Penns Woods has previously paid an advisory fee of $15,000 at the inception of the contract with Monocacy, and an initial payment, as described above of approximately $105,000. The remainder due will be paid at closing. Pursuant to the engagement agreement, Penns Woods also agreed to reimburse Monocacy for reasonable out-of-pocket expenses (not to exceed $10,000 without prior approval) and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under federal securities laws.

Board of Directors and Executive Officers of Penns Woods after the Merger (page 80)

Following completion of the merger, Penns Woods will appoint three individuals designated by the Luzerne board of directors, who are not employees of Luzerne or any of its subsidiaries and who are agreed to by Penns Woods, to serve on the Penns Woods board of directors. Luzerne has designated Joseph E. Kluger, Jill F. Schwartz and John G. Nackley to be appointed to the Penns Woods board, and Penns Woods has agreed to such appointments. One such individual will be appointed to serve in each of Class 1, Class 2 and Class 3 of the Penns Woods board of directors. Penns Woods has agreed to nominate and recommend for election each such designated person for one additional three-year term following their initial appointment.

In addition, the merger agreement provides that promptly following the effective time of the merger, Penns Woods will take such action as may be necessary to cause the board of directors of Luzerne Bank to consist of the chief executive officer of Penns Woods, the chief executive officer of Luzerne Bank and all other individuals serving as directors of Luzerne Bank immediately prior to the effective time. For a period of three years following the effective time of the merger, future appointments to the Luzerne Bank board of directors will be mutually agreed by the boards of directors of Penns Woods and Luzerne Bank, subject to the right of Penns Woods to remove or replace any Luzerne Bank director if such director breaches or fails to perform the duties of such director’s office in the sole discretion of Penns Woods.

The members of the board of directors of Jersey Shore State Bank will not change as a result of the merger. In addition, the officers of Penns Woods, Jersey Shore State Bank and Luzerne Bank will not change as a result of the merger.

The Penns Woods Board of Directors Recommends That Penns Woods Shareholders Vote “FOR” Adoption of the Agreement and Plan of Merger (page 58)

The Penns Woods board of directors believes that the merger is in the best interests of Penns Woods and its shareholders and has unanimously approved the merger and the merger agreement. The Penns Woods board of directors recommends that Penns Woods shareholders vote “FOR” adoption of the agreement and plan of merger. The Penns Woods board also recommends that its shareholders vote “FOR” the election of the four nominees of the board of directors for election as Class 1 directors; “FOR” the approval, in a non-binding (advisory) vote, of compensation paid to Penns Woods’ named executive officers; “FOR” the ratification of S.R. Snodgrass, A.C., Certified Public Accountants, as Penns Woods’ independent registered public accounting firm for the year ending December 31, 2013; and “FOR” the proposal to adjourn the Penns Woods annual meeting, if necessary, to solicit additional proxies.

The Luzerne Board of Directors Recommends That Luzerne Shareholders Vote “FOR” Adoption of the Agreement and Plan of Merger (page 49)

The Luzerne board of directors believes that the merger is in the best interests of Luzerne and its shareholders and has unanimously approved the merger and the merger agreement. The Luzerne board of directors recommends that Luzerne shareholders vote “FOR” adoption of the agreement and plan of merger, and “FOR” the adoption of a non-binding advisory resolution approving the compensation payable to the named executive officers of Luzerne in connection with the merger. The Luzerne board also recommends that its shareholders vote “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Luzerne’s Directors and Executive Officers Have Financial Interests in the Merger that May Differ from the Interests of Luzerne Shareholders (page 83)

In addition to their interests as Luzerne shareholders, the directors and certain executive officers of Luzerne may have interests in the merger that are different from or in addition to interests of other Luzerne shareholders. These interests include, among others, provisions in the merger agreement regarding board membership, as well as change in control agreements, employment agreements, indemnification, insurance, and eligibility to participate in various employee benefit plans. For purposes of the Luzerne agreements and plans, the completion of the merger will generally constitute a change in control. These additional interests may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than a Luzerne shareholder may view it. The financial interests of Luzerne’s directors and executive officers in the merger include the following:

•

the appointment, effective at the closing of the merger, of three current individuals (Joseph E. Kluger, Jill F. Schwartz and John G. Nackley) to the board of directors of Penns Woods and the payment of compensation to such individuals in accordance with the policies of Penns Woods, which currently consists of the following payments to each of its non-employee directors: an annual retainer of $15,000 and between $400 and $500 for each committee meeting attended, depending on the committee;

•

the appointment, effective at the closing of the merger, of all current directors of Luzerne Bank to the board of directors of Luzerne Bank and the payment of compensation to such individuals in accordance with the policies of Luzerne Bank, which currently consists of the following payments to each of the banks’ non-employee directors: an annual retainer of $8,000 ($22,000 for the Chairman), and $800 for each board meeting attended and $400 for each committee meeting attended (provided no committee fees are paid to the Chairman);

•

the continued indemnification of current directors and executive officers of Luzerne and its subsidiaries pursuant to the terms of the merger agreement and providing these individuals with continued director’s and officer’s liability insurance;

•

the payment of certain severance or change-in-control benefits to certain of Luzerne’s executive officers if their employment terminates for certain specified circumstances following the merger or the retention of certain executive officers of Luzerne, and payment of compensation to such executive officers, pursuant to employment agreements between Luzerne Bank and each of them that will become effective at the closing of the merger, as follows:

•

Robert C. Snyder, President and Chief Executive Officer of Luzerne Bank, is a party to an employment agreement with Luzerne Bank. Mr. Snyder’s employment agreement provides that, if his employment is terminated as a result of a “change in control” of Luzerne or Luzerne Bank or he is forced to relocate his principal office more than 40 miles from his current office following a change in control of Luzerne or Luzerne Bank, he will be entitled to give notice of “good reason” and if the event of good reason is not cured within 30 days, he will be entitled to terminate his employment and receive continued payments of base salary any health and medical coverage for a period of 24 months. If Mr. Snyder were entitled to terminate his employment under such provisions, he would receive a payment totaling $993,489 (consisting of cash of $394,000, payments of $573,405 under the Luzerne National Bank Supplemental Executive Retirement Plan, and health and medical benefits of $26,084). Because Mr. Snyder will continue as President and Chief Executive Officer of Luzerne Bank after the merger and will not be required to move more than 40 miles from his current office location, closing of the merger is not expected to result in the payment of any change in control benefits to Mr. Snyder;

•

Michael J. Bibak, Regional President, Lackawanna Market & Chief Lending Officer of Luzerne Bank, is a party to a change in control agreement with Luzerne Bank. This agreement provides that Mr. Bibak would be entitled to receive certain payments totaling $719,785 (consisting of cash of $300,000, payments of $393,945 under the Luzerne National Bank Supplemental Executive Retirement Plan, and health and medical benefits of $25,840) if his employment terminated for specified events of good reason within one year following a change in control or if he voluntarily terminated his employment within one month following a change in control. Mr. Bibak has agreed to forego these payments in lieu of a new employment agreement with Penns Woods and Luzerne Bank, which will become effective upon closing of the merger. Under the new employment agreement, which is for a term of three years with annual renewals thereafter (subject to either party’s ability not to renew the agreement at any annual renewal date), Mr. Bibak will be employed as the Regional President Lackawanna Market and Chief Lending Officer of Luzerne Bank. Mr. Bibak’s salary under the new employment agreement is initially $147,000 annually and he is entitled to participate in annual or other discretionary bonus programs for other senior officers. In lieu of any benefits payable under his change in control arrangement with Luzerne Bank, Mr. Bibak will receive a sign-on bonus in the amount of $100,000 within thirty days of the merger, a pro rata portion of which he would be required to return if he voluntarily terminates his employment within the first year of employment. In addition, if Mr. Bibak is employed on the first anniversary date of the merger, he will receive an additional bonus in the amount of $47,900. Mr. Bibak, at his election, may provide notice of his intent to voluntarily terminate his employment prior to the first anniversary date of the merger in which case he will be entitled to receive a payment of $195,800 in lieu of the second bonus payment amount of $47,900. In the event that Mr. Bibak’s employment terminates for specified events of “good reason” following a “change of control” of Penns Woods, Mr. Bibak would be entitled to a lump-sum cash payment equal to two times his then current base salary;

•

George F. Maculloch, Executive Vice President and Chief Operating Officer of Luzerne Bank, is a participant in the Luzerne National Bank Supplemental Executive Retirement Plan. Under this Plan, Mr. Maculloch would be entitled to a distribution of his benefits under the Plan ($240,000) if his employment is terminated following a change in control of Luzerne Bank; and

•

Robert G. Edgerton, Jr., a non-executive officer of Luzerne Bank is a party to a change in control agreement with Luzerne Bank. Mr. Edgerton has agreed to forego any payments under this agreement in lieu of a new employment agreement with Penns Woods and Luzerne Bank, which will become effective upon closing of the merger. Under the new employment agreement, which is for a term of three years with annual renewals thereafter (subject to either party’s ability not to renew the agreement at any annual renewal date), Mr. Edgerton will be employed as a Senior Vice President and Commercial Lender of Luzerne Bank. Mr. Edgerton’s salary under the new employment agreement is initially $150,000 annually and he is entitled to participate in annual or other discretionary bonus programs for other senior officers. In lieu of any benefits payable under his change in control arrangement with Luzerne Bank, Mr. Edgerton will receive a sign-on bonus in the amount of $150,000 payable within thirty days following the closing of the merger, a pro rata portion of which he would be required to return if he voluntarily terminates his employment within the first year of employment. In addition, Mr. Edgerton will receive an additional bonus in the amount of $150,000, payable in three installments of $50,000 each over three years commencing on the first anniversary of the merger. The additional bonus amount to Mr. Edgerton is payable regardless of whether he is employed at the time of payment unless his employment was terminated for cause in which case no additional installments are due and payable. In the event that Mr. Edgerton’s employment terminates for specified events of “good reason” following a “change of control” of Penns Woods, Mr. Edgerton would be entitled to a lump-sum cash payment equal to two times his then current base salary.

Luzerne’s board of directors was aware of these interests and took them into account in its decision to approve the agreement and plan of merger. For information concerning these interests, please see the discussion on page 83 under the caption “The Merger—Luzerne’s Directors and Executive Officers Have Financial Interests in the Merger.”

Holders of Luzerne Common Stock Have Dissenters’ Rights (page 80)

If you are a Luzerne shareholder, you have the right under the Pennsylvania Business Corporation Law to dissent from the merger agreement and the merger, and to demand and receive cash for the fair value of your shares of Luzerne common stock. For a complete description of the dissenters’ rights of Luzerne shareholders, please see the discussion under the caption “The Merger—Luzerne Shareholders Have Dissenters’ Rights in the Merger” on page 80. In order to assert dissenters’ rights, a Luzerne shareholder must:

•	file a written notice of intent to dissent with Luzerne prior to the shareholder vote at the special meeting of shareholders;

•	make no change in your beneficial ownership of Luzerne common stock after you give notice of your intention to demand fair value of your shares of Luzerne common stock;

•	not vote to adopt the merger agreement at the special meeting;

•

file a written demand for payment and deposit any certificates representing the Luzerne shares for which dissenters’ rights are being asserted as requested by the notice that will be sent by Penns Woods or Luzerne after the completion of the merger; and

•	comply with certain other statutory procedures set forth in Pennsylvania law.

If you are a Luzerne shareholder and you sign and return your proxy without voting instructions, we will vote your proxy in favor of the transaction and you will lose any dissenters’ rights that you may have. A copy of the relevant provisions of Pennsylvania law related to dissenters’ rights are attached to this joint proxy statement/prospectus as Annex D.

The Rights of Luzerne Shareholders Will Be Governed by Pennsylvania Law and the Articles of Incorporation and Bylaws of Penns Woods after the Merger

The rights of Luzerne shareholders will change as a result of the merger due to differences in Penns Woods’ and Luzerne’s governing documents. A description of shareholder rights under each of the Penns Woods and Luzerne governing documents, and the material differences between them, is included in the section entitled “Comparison of Shareholders’ Rights” found on page 185.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 100)

Currently, we expect to complete the merger in the second quarter of 2013. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by the requisite vote of the Penns Woods shareholders and the Luzerne shareholders; the receipt of all required regulatory approvals from the Board of Governors of the Federal Reserve System (the “FRB”) and

the Pennsylvania Department of Banking and Securities; the exercise of dissenters rights under the Pennsylvania Business Corporation Law with respect to no more than 5% of the outstanding Luzerne common shares; and the receipt of a legal opinion from counsel to each of Penns Woods and Luzerne regarding the tax treatment of the merger.

The FRB approved the merger on March 8, 2013. We cannot be certain when, or if, the remaining conditions to the merger will be satisfied or waived, or that the merger will be completed.

No Solicitation of Other Offers (page 97)

Luzerne has agreed that it, its subsidiaries, its directors and officers and those of its subsidiaries will not, and Luzerne will cause its and each of its subsidiaries’ employees and agents not to, between the date of the merger agreement and the closing of the merger, directly or indirectly:

•

initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to an alternative acquisition proposal;

•	respond to any inquiry relating to an alternative acquisition proposal or an alternative acquisition transaction;

•	recommend or endorse an alternative acquisition transaction;

•	participate in any discussions or negotiations regarding, or furnish information or data to any person that may relate to an alternative acquisition proposal;

•	release anyone from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Luzerne is a party; or

•

enter into any agreement, agreement in principle or letter of intent with respect to any alternative acquisition proposal or approve or resolve to approve any alternative acquisition proposal or any agreement, agreement in principle or letter of intent relating to an alternative acquisition proposal.

The merger agreement does not, however, prohibit Luzerne from furnishing information or access to a third party who has made an alternative acquisition proposal and participating in discussions and negotiating with such person prior to the receipt of shareholder approval if specified conditions are met. Among those conditions is a good faith determination by Luzerne’s board of directors that the acquisition proposal constitutes a proposal that is more favorable to Luzerne and its shareholders than the transactions contemplated by the merger agreement and is reasonably capable of being completed on its stated terms, taking into account all financial, regulatory, legal and other aspects of the proposal.

For further discussion of the restrictions on solicitation of acquisition proposals from third parties, see “The Merger Agreement—Agreement Not to Solicit Other Offers” beginning on page 97.

Termination of the Merger Agreement (page 100)

We may mutually agree to terminate the merger agreement before completing the merger, even after Luzerne or Penns Woods shareholder approval. In addition, either of us may decide to terminate the merger agreement, if (i) a court or governmental entity issues a final order that is not appealable prohibiting the merger, (ii) a bank regulator which must grant a regulatory approval as a condition to the merger denies such approval of the merger and such denial has become final and is not appealable, (iii) the shareholders of Penns Woods or Luzerne fail to approve the merger at their respective meetings, or (iv) the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 30 days following written notice. Either of us may terminate the merger agreement if the merger has not been completed by July 31, 2013, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement.

Penns Woods may terminate the merger agreement if the Luzerne board of directors, in connection with the receipt of an alternative acquisition proposal, (1) enters into a letter of intent, agreement in principle or an acquisition agreement with respect to the alternative acquisition proposal, (2) fails to make, withdraws, modifies or qualifies its recommendation of the merger agreement in a manner adverse to Penns Woods, or (3) delivers a written notice to Penns Woods of its determination to accept an alternative acquisition proposal.

Luzerne may terminate the merger agreement if Luzerne receives an alternative acquisition proposal and delivers a written notice to Penns Woods of its determination to accept the alternative acquisition proposal. Luzerne may also terminate the merger agreement within five days of the later of (i) the date on which all regulatory approvals, and waivers, if applicable, necessary for consummation of the merger and the transactions contemplated by the merger agreement have been received or (ii) the date of the meeting of Luzerne shareholders if Luzerne’s board determines that each of the following have occurred:

•

the average of the daily closing sales prices of a share of Penns Woods common stock as reported on Nasdaq for the 20 consecutive trading days immediately preceding the Determination Date is less than 85% of the closing sale price of Penns Woods common stock on the last trading date before the date of the merger agreement; and

•

the average of the daily closing sales prices of a share of Penns Woods common stock as reported on Nasdaq for the 20 consecutive trading days immediately preceding the Determination Date is such that the price performance of Penns Woods common stock is lower than the price performance of the Nasdaq bank Index minus 15%.

Termination Fee (page 102)

Luzerne will pay Penns Woods a termination fee of $1.8 million in the event that the merger agreement is terminated:

•

by Penns Woods because Luzerne has received an alternative acquisition proposal, and Luzerne (1) enters into a letter of intent, agreement in principle or an acquisition agreement with respect to the alternative acquisition proposal, (2) fails to make, withdraws, modifies or qualifies its recommendation of the merger agreement in a manner adverse to Penns Woods, or (3) has otherwise made a determination to accept the alternative acquisition proposal; or

•

by Luzerne, if Luzerne receives an alternative acquisition proposal and delivers a written notice to Penns Woods of its determination to accept the alternative acquisition proposal in accordance with the terms of the merger agreement.

Regulatory Approvals Required for the Merger (page 82)

The Board of Governors of the Federal Reserve System must approve the merger under the provisions of the Bank Holding Company Act of 1956, as amended (the “FRB”), relating to the acquisition of a bank holding company by another bank holding company, and the applicable waiting period must expire before it can be completed. In addition, the Pennsylvania Department of Banking and Securities (the “PDB”) must approve the merger under the Pennsylvania Banking Code of 1965. The applications for approval of the merger were filed with the FRB and the PDB on or about January 25, 2013. The FRB approved the merger on March 8, 2013.

For further discussion of the regulatory requirements in connection with the merger, see “The Merger—Regulatory Approvals Required for the Merger,” beginning on page 82.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PENNS WOODS

The following table provides historical consolidated summary financial data for Penns Woods. The data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from Penns Woods’ audited financial statements for the periods then ended.

(In thousands except per share data)	At or For the Years Ended December 31,
	2012	2011	2010	2009	2008
Balance Sheet Data:

Assets	$856,535	$763,953	$691,688	$676,204	$652,803
Loans, net of allowance for loan losses	504,615	428,805	409,522	400,872	377,122
Investment securities	289,316	270,151	215,648	208,875	208,386
Deposits	642,026	581,664	517,508	497,287	421,368
Borrowings	109,482	90,876	99,077	105,132	160,724
Shareholders’ equity	93,726	80,460	66,620	66,916	61,027
Income Statement Data:
Net interest income	$30,896	$28,720	$26,494	$23,793	$21,276
Provision for loan losses	2,525	2,700	2,150	917	375
Non-interest income, including security gains and losses	10,100	8,219	7,459	2,287	5,456
Non-interest expense	22,023	19,964	19,492	19,812	17,949
Income before taxes	16,448	14,275	12,311	5,351	8,408
Net Income	13,850	12,362	10,929	6,093	8,003
Per Share Data:
Basic earnings per share	$3.61	$3.22	$2.85	$1.59	$2.07
Diluted earnings per share	3.61	3.22	2.85	1.59	2.07
Dividends declared	1.88	1.84	1.84	1.84	1.84
Book value	24.42	20.97	17.37	17.45	15.93
Earnings Performance Ratios:
Return on average assets	1.70%	1.69%	1.56%	0.92%	1.27%
Return on average shareholders’ equity	15.36%	16.60%	15.30%	9.66%	12.02%
Net interest margin	4.45%	4.70%	4.57%	4.40%	4.14%
Asset Quality Ratios:
Net charge offs to average loans	0.44%	0.37%	0.19%	0.16%	0.04%
Non-performing loans to total loans	2.29%	2.75%	1.50%	1.10%	0.46%
Allowance for loan losses to non-performing loans	65.07%	59.57%	97.10%	104.51%	248.21%
Allowance for loan losses to total loans	1.49%	1.64%	1.45%	1.15%	1.14%
Capital Ratios:
Leverage ratio	9.47%	9.57%	9.55%	9.32%	9.71%
Total risk-based capital ratio	14.97%	15.27%	15.95%	15.44%	16.02%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF LUZERNE

The following table provides historical consolidated summary financial data for Luzerne. The data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from Luzerne’s audited financial statements for the periods then ended.

(In thousands except per share data)	At or For the Years Ended December 31,
	2012	2011	2010	2009	2008
Balance Sheet Data:
Assets	$319,051	$300,733	$280,313	$267,835	$233,148
Loans, net of allowance for loan losses	241,346	224,893	203,078	197,067	176,549
Investment securities	23,162	25,001	26,047	27,397	29,420
Deposits	283,385	263,415	243,645	226,858	187,489
Borrowings	4,376	8,005	9,456	15,874	22,406
Shareholders’ equity	28,654	26,918	25,156	23,270	21,318
Income Statement Data:
Net interest income	$11,002	$10,361	$9,975	$8,513	$7,914
Provision for loan losses	716	848	675	430	370
Non-interest income, including security gains and losses	1,917	1,852	1,895	1,906	1,777
Non-interest expense	8,837	8,390	7,661	7,256	6,884
Income before taxes	3,366	2,975	3,534	2,733	2,437
Net Income	2,300	2,162	2,535	2,021	1,788
Per Share Data:
Basic earnings per share	$3.40	$3.19	$3.75	$2.98	$2.64
Diluted earnings per share	3.40	3.19	3.75	2.98	2.64
Dividends declared	0.75	0.75	0.75	0.70	0.70
Book value	42.34	39.78	37.17	34.35	31.47
Earnings Performance Ratios:
Return on average assets	0.75%	0.77%	0.95%	0.84%	0.83%
Return on average shareholders’ equity	8.25%	8.28%	10.45%	9.06%	8.60%
Net interest margin	3.97%	4.09%	4.17%	3.95%	3.99%
Asset Quality Ratios:
Net loan charge offs to average loans	0.26%	0.15%	0.17%	0.04%	0.05%
Non-performing loans to total loans	2.62%	1.48%	0.25%	0.15%	0.25%
Allowance for loan losses to non-performing loans	47.85%	88.07%	475.24%	703.00%	396.82%
Allowance for loan losses to total loans	1.25%	1.30%	1.19%	1.06%	0.98%
Capital Ratios:
Leverage ratio	9.01%	8.91%	9.38%	9.09%	9.42%
Total risk-based capital ratio	12.26%	12.49%	12.71%	12.11%	12.86%

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information assumes that 90% of the outstanding shares of Luzerne common stock will be exchanged for Penns Woods common stock at an exchange ratio of 1.5534 shares of Penns Woods common stock for each share of Luzerne common stock and that the remaining 10% of the outstanding shares of common stock will be exchanged for cash consideration of $61.86 for each share of Luzerne common stock. Utilizing the exchange ratio of 1.5534 and assuming that 90% of the outstanding shares of Luzerne common stock are exchanged for Penns Woods common stock, it is anticipated that Luzerne common shareholders will own approximately 20% of the voting stock of the combined company after the merger.

The unaudited pro forma combined consolidated financial information is based upon the assumption that the total number of shares of Luzerne common stock immediately prior to the completion of the merger will be 676,694 and utilizes the exchange ratio of 1.5534 for 90% of Luzerne’s outstanding shares and cash of $61.86 for the remaining 10% of Luzerne’s shares, which will result in 946,059 Penns Woods common shares being issued in the transaction.

The following unaudited pro forma combined consolidated financial statements as of and for the period ended December 31, 2012 combine the historical consolidated financial statements of Penns Woods and Luzerne. The unaudited pro forma combined consolidated financial statements give effect to the proposed merger as if the merger occurred on December 31, 2012 with respect to the consolidated balance sheet, and to the beginning of the applicable period, for the years ended December 31, 2012 and 2011, with respect to the consolidated income statement.

The notes to the unaudited pro forma combined consolidated financial statements describe the pro forma amounts and adjustments presented below. THIS PRO FORMA DATA IS NOT NECESSARILY INDICATIVE OF THE OPERATING RESULTS THAT PENNS WOODS WOULD HAVE ACHIEVED HAD IT COMPLETED THE MERGER AS OF THE BEGINNING OF THE PERIOD PRESENTED AND SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF FUTURE OPERATIONS.

The unaudited pro forma combined consolidated financial information presented below is based on, and should be read together with, the historical financial information that Penns Woods and Luzerne have included in or incorporated by reference in this joint proxy statement/prospectus as of and for the indicated periods.

Pro Forma Combined Consolidated Balance Sheets as of December 31, 2012

Unaudited (In thousands, except share and per share data)

	Penns Woods	Luzerne	Combined	Pro Forma Adjustments		Pro Forma Combined
Assets:
Cash	$15,142	$37,731	$52,873	$(186	) (7)(8)	$52,687
Securities	289,316	23,162	312,478	—		312,478

Loans	512,232	244,406	756,638	9,151	(2)(3)	765,789
Allowance for Loan Losses	(7,617)	(3,060)	(10,677)	3,060	(4)	(7,617)

Loans, net	504,615	241,346	745,961	12,211		758,172

Fixed assets	8,348	6,894	15,242	—		15,242
Accrued interest receivable	4,099	817	4,916	—		4,916
Bank-owned life insurance	16,362	6,863	23,225	—		23,225
Goodwill	3,032	—	3,032	522	(1)	3,554
Core deposit intangible	—	—	—	2,785	(10)	2,785
Other assets	15,621	2,238	17,859	—		17,859

Total assets	$856,535	$319,051	$1,175,586	$15,332		$1,190,918

Liabilities and Shareholders’ Equity:
Deposits - Noninterest bearing	$114,953	$92,281	$207,234	$—		$207,234
Deposits - Interest bearing	527,073	191,104	718,177	1,462	(5)	719,639
Short-term borrowing	33,204	2,266	35,470	—		35,470
Long-term borrowing	76,278	2,110	78,388	4,104	(6)(7)	82,492
Accrued interest payable	366	137	503	—		503
Other liabilities	10,935	2,499	13,434	—		13,434

Total liabilities	762,809	290,397	1,053,206	5,566		1,058,772

Preferred stock	—	—	—	—		—
Common stock	33,492	1,697	35,189	6,184	(9)	41,373
Additional paid-in capital	18,157	232	18,389	30,307	(9)	48,696
Retained earnings	43,030	26,536	69,566	(26,536	) (9)	43,030
Accumulated other comprehensive income	5,357	275	5,632	(275	) (9)	5,357
Treasury Stock	(6,310)	(86)	(6,396)	86	(9)	(6,310)

Total equity	93,726	28,654	122,380	9,766		132,146

Total liabilities and shareholders’ equity	$856,535	$319,051	$1,175,586	$15,332		$1,190,918

Per Share Data:
Common shares outstanding	3,838,516	676,694	4,515,210	946,059		4,784,575
Book value per common share	$24.42	$42.34				$27.62
Tangible book value per common share:
Total equity	$93,726	$28,654				$132,146
Less: preferred stock	—	—				—
Less: goodwill and intangibles	3,032	—				6,339

Total tangible equity	$90,694	$28,654				$125,807

Tangible book value per common share	$23.63	$42.34				$26.29

Pro Forma Consolidated Statements of Income

For the Twelve Months Ended December 31, 2012

Unaudited (In thousands, except share and per share data)

(In Thousands, Except Share Data)	PWOD	LUZR	Combined	Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income:
Loans, including fees	$25,372	$12,029	$37,401	$(1,235	) (2)	$36,166
Investment securities	11,369	470	11,839	—		11,839
Other dividend and interest income	366	38	404	—		404

Total interest and dividend income	37,107	12,537	49,644	(1,235)		48,409

Interest expense:
Deposits	3,645	1,335	4,980	(731	) (5)	4,249
Borrowings	2,566	200	2,766	(12	) (6)(7)	2,754

Total interest expense	6,211	1,535	7,746	(743)		7,003

Net interest income	30,896	11,002	41,898	(492)		41,406
Provision for loan losses	2,525	716	3,241	—		3,241

Net interest income after provision for loan losses	28,371	10,286	38,657	(492)		38,165

Non-interest income:
Service charges	1,894	1,141	3,035	—		3,035
Securities gains, net	1,285	1	1,286	—		1,286
Earnings on bank-owned life insurance	670	243	913	—		913
Gain on sale of loans	1,386	—	1,386	—		1,386
Insurance commissions	1,357	—	1,357	—		1,357
Brokerage commissions	912	—	912	—		912
Other	2,596	532	3,128	—		3,128

Total non-interest income	10,100	1,917	12,017	—		12,017

Non-interest expense:
Salaries and employee benefits	11,762	4,978	16,740	—		16,740
Occupancy, net	1,270	1,209	2,479	—		2,479
Furniture and equipment	1,452	—	1,452	—		1,452
PA shares tax	674	196	870	—		870
Amortization of investment in limited partnerships	661	—	661	—		661
FDIC deposit insurance	468	180	648	—		648
Amortization of intangible assets	—	—	—	278	(10)	278
Other	5,736	2,274	8,010	—		8,010

Total non-interest expense	22,023	8,837	30,860	278		31,138

Income before taxes	16,448	3,366	19,814	(770)		19,044
Income tax expense	2,598	1,066	3,664	(262	) (11)	3,402

Net Income	$13,850	$2,300	$16,150	$(508)		$15,642

Weighted average shares outstanding:
Basic	3,838,516	676,694		946,059		4,784,575

Diluted	3,838,516	676,694		946,059		4,784,575

Earnings per share:
Basic	$3.61	$3.40		$(0.54)		$3.27

Diluted	$3.61	$3.40		$(0.54)		$3.27

Pro Forma Consolidated Statements of Income

For the Twelve Months Ended December 31, 2011

Unaudited (In thousands, except share and per share data)

(In Thousands, Except Share Data)	PWOD	LUZR	Combined	Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income:
Loans, including fees	$25,187	$11,557	$36,744	$(1,235	) (2)	$35,509
Investment securities	10,937	634	11,571	—		11,571
Other dividend and interest income	252	27	279	—		279

Total interest and dividend income	36,376	12,218	48,594	(1,235)		47,359

Interest expense:
Deposits	4,566	1,615	6,181	(731	) (5)	5,450
Borrowings	3,090	—	3,090	(12	) (6)(7)	3,078
Other	—	242	242	—		242

Total interest expense	7,656	1,857	9,513	(743)		8,770

Net interest income	28,720	10,361	39,081	(492)		38,589
Provision for loan losses	2,700	848	3,548	—		3,548

Net interest income after provision for loan losses	26,020	9,513	35,533	(492)		35,041

Non-interest income:
Service charges	2,021	953	2,974	—		2,974
Securities gains, net	621	1	622	—		622
Earnings on bank-owned life insurance	599	256	855	—		855
Gain on sale of loans	1,130	—	1,130	—		1,130
Insurance commissions	933	—	933	—		933
Brokerage commissions	997	—	997	—		997
Other	1,918	642	2,560	—		2,560

Total non-interest income	8,219	1,852	10,071	—		10,071

Non-interest expense:
Salaries and employee benefits	10,479	4,821	15,300	—		15,300
Occupancy, net	1,262	1,190	2,452	—		2,452
Furniture and equipment	1,379	—	1,379	—		1,379
PA shares tax	689	183	872	—		872
Amortization of investment in limited partnerships	661	—	661	—		661
FDIC deposit insurance	525	194	719	—		719
Amortization of intangible assets	—	—	—	278	(10)	278
Other	4,969	2,002	6,971	—		6,971

Total non-interest expense	19,964	8,390	28,354	278		28,632

Income before taxes	14,275	2,975	17,250	(770)		16,480
Income tax expense	1,913	813	2,726	(262	) (11)	2,464

Net Income	$12,362	$2,162	$14,524	$(508)		$14,016

Weighted average shares outstanding:
Basic	3,838,181	676,694		946,059		4,784,240

Diluted	3,838,181	676,694		946,059		4,784,240

Earnings per share:
Basic	$3.22	$3.19		$(0.54)		$2.93

Diluted	$3.22	$3.19		$(0.54)		$2.93

(1)	The acquisition will be effected by the distribution of cash and issuance of shares of Penns Woods common stock to Luzerne’s common shareholders. The following unaudited pro forma combined consolidated financial information assumes that 90% of the outstanding shares of Luzerne common stock will be exchanged for Penns Woods common stock at an exchange ratio of 1.5534 shares of Penns Woods common stock for each share of Luzerne common stock and that the remaining 10% of the outstanding shares of common stock will be exchanged for cash consideration of $61.86 for each share of Luzerne common stock.

The unaudited pro forma combined consolidated financial information is based upon the assumption that the total number of shares of Luzerne common stock immediately prior to the completion of the merger will be 676,694 and utilizes the exchange ratio of 1.5534 for 90% of Luzerne’s outstanding shares and cash of $61.86 for the remaining 10% of Luzerne’s shares. This will result in the issuance of 946,049 shares of Penns Woods common shares with an estimated fair value of $38.4 million, for a total estimated purchase price of $42.6 million. The final purchase price will be determined based upon the estimated fair value of Penns Woods common stock and cash consideration paid at the completion date of the merger. The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of Luzerne’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The unaudited pro forma combined consolidated financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of Luzerne at their respective fair values and represents management’s best estimate based upon the information available at this time. These pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed. Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocation to goodwill while changes to other assets and liabilities may impact the statement of income due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.

The total estimated purchase price for the purpose of this unaudited pro forma combined consolidated financial information is $42.6 million. Goodwill is created when the purchase price consideration exceeds the fair value of the assets acquired or a bargain purchase gain results when the current fair value of the assets acquired exceeds the purchase price consideration. For purposes of this analysis as of December 31, 2012, goodwill of $522 thousand results from the transaction; however, the final purchase accounting analysis will be performed as of the merger date and these amounts are subject to change based on operations subsequent to December 31, 2012, as additional information becomes available and as additional analyses are performed. The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements and a reconcilement of pro forma shares to be outstanding.

Summary of Purchase Price Calculation and Goodwill Resulting From Merger

(in Thousands, Except Share Data)
Purchase Price Consideration in Common Stock
Luzerne shares outstanding	676,694
Exchange ratio	1.5534
Penns Woods shares to be issued	946,059
Penns Woods closing price on March 1, 2013	$40.61
Purchase price assigned to Luzerne shares exchanged for Penns Woods stock		$38,420

Per share value assigned to Luzerne shares to be converted to cash consideration	$61.86
Purchase price assigned to Luzerne shares exchanged for cash		4,186

Total purchase price		42,606

Net Assets Acquired:
Luzerne common shareholders’ equity	$28,654
Core deposit intangible	2,785

Adjustments to reflect assets acquired at fair value:
Loans	9,151
Allowance for loan losses	3,060

Adjustment to reflect liabilities acquired at fair value:
Interest bearing deposits	(1,462)
Borrowings	(104)
		42,084

Goodwill resulting from merger		$522

(2)	A fair value premium of $12,349 to reflect fair values of loans based on current interest rates of similar loans. The adjustment will be substantially recognized over approximately 10 years using an amortization method based upon the expected life of the loans and is expected to decrease pro forma pre-tax interest income by $1,235 in the first year following consummation.
(3)	A fair value discount of $3,198 to reflect the credit risk of the loan portfolio. No pro forma earnings impact was assumed from the loan credit adjustment. The estimated fair value of the covered loans approximates their carrying value.
(4)	Reversal of the Luzerne allowance for loan losses of $3,060 in accordance with acquisition method of accounting for the acquisition.
(5)	A fair value premium of $1,462 to reflect the fair values of certain interest-bearing deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the estimated maturities of the deposit liabilities. This adjustment is expected to decrease pro forma pre-tax interest expense by $731 in the first year following consummation.
(6)	A fair value adjustment of $104 to reflect fair values of FHLB borrowings with various terms and maturities. The adjustment will be recognized using an amortization method based on the maturities of these liabilities. This adjustment is expected to decrease pro forma pre-tax interest expense by $52 in the first year following consummation.
(7)	Long-term borrowings will be increased by $4,000 at a rate of 1% for a period of 5 years to be utilized in conjunction with cash on hand to fund the cash payment portion of the merger consideration of $4,186. This adjustment will increase pre-tax interest expense by $40 in the first year following consummation.

(8)	Cash on hand of $186 is utilized in conjunction with $4,000 in borrowed funds for the cash portion of the merger consideration.
(9)	Adjustment to reflect the issuance of common shares of Penns Woods common stock with a $8.33 par value in connection with the acquisition and the adjustments to shareholders’ equity for the elimination of Luzerne historical equity accounts.

Adjustment to common stock, par value $8.33	$7,881
Less: historical value of Luzern common stock	1,697

Adjustment to common stock in the pro-forma unaudited combined consolidated balance sheet	$6,184

Adjustment to additional paid-in capital	$30,539
Less: historical value of Luzern common stock	232

Adjustment to additional paid-in capital in the pro-forma unaudited combined consolidated balance sheet	$30,307

(10)	Adjustment for core deposit intangible to reflect the fair value of this asset and the related amortization using an expected life of 10 years. The amortization of the core deposit intangible is expected to increase pro forma pre-tax noninterest expense by $278 in the first year following consummation.
(11)	Adjustment assumes a tax rate of 34% related to fair value adjustments on pre-tax amounts in the unaudited pro forma combined consolidated statement of income.

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table sets forth certain historical Penns Woods and Luzerne per share data. This data should be read together with Penns Woods’ and Luzerne’s historical financial statements and notes thereto, included elsewhere in or incorporated by reference in this document. Please see “Information About Penns Woods Bancorp, Inc.” beginning on page 111, “Information About Luzerne National Bank Corporation” beginning on page 144 and “Incorporation of Certain Document by Reference” beginning on page 193. The per share data is not necessarily indicative of the operating results that Penns Woods would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations.

	For the Twelve Months Ended December 31, 2012	As of and for the Twelve Months Ended December 31, 2011
	(In dollars)
Comparative Per Share Data:
Basic and diluted net income (loss) per common share:
Penns Woods historical	$3.61	$3.22
Luzerne historical	3.40	3.19
Pro forma combined (1) (2)	3.27	2.93
Equivalent pro forma for one share of Luzerne common stock (3)	5.08	4.55

Book value per common share:
Penns Woods historical	$24.42	$20.97
Luzerne historical	42.34	39.78
Pro forma combined (1) (2)	27.62	24.49
Equivalent pro forma for one share of Luzerne common stock (3)	42.90	38.04

Tangible book value per common share:
Penns Woods historical	$23.63	$20.49
Luzerne historical	42.34	39.29
Pro forma combined (1) (2)	26.29	21.12
Equivalent pro forma for one share of Luzerne common stock (3)	40.84	32.81

Cash dividends declared per share:
Penns Woods historical	$1.88	$1.84
Luzerne historical	0.75	0.75
Pro forma combined (1) (2)	1.88	1.84
Equivalent pro forma for one share of Luzerne common stock (3)	2.92	2.86

(1)

The pro forma combined basic earnings and diluted earnings of Penns Woods’ common stock is based on the pro forma combined net income per common share for Penns Woods and Luzerne divided by the pro forma common shares or diluted common shares of the combined entity, assuming 90% of the outstanding shares of Luzerne common stock are exchanged for Penns Woods common stock at an exchange ratio of 1.5534 shares of Penns Woods common stock for each share of Luzerne common stock in accordance with the merger agreement. The pro forma information includes adjustments related to the estimated fair value of assets and liabilities and is subject to adjustment as additional information becomes available and as additional analysis is performed. The pro forma information does not include anticipated cost savings or revenue enhancements.
(2)	The pro forma combined book value of Penns Woods’ common stock is based on pro forma combined common shareholders’ equity of Penns Woods and Luzerne divided by total pro forma common shares of the combined entities, assuming 90% of the outstanding shares of Luzerne common stock are exchanged for Penns Woods common stock at an exchange ratio of 1.5534 shares of Penns Woods common stock for each share of Luzerne common stock in accordance with the merger agreement. The unaudited pro forma combined consolidated information does not include anticipated cost savings or revenue enhancements.
(3)	The pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 1.5534, assuming 90% of the outstanding shares of Luzerne common stock are exchanged for Penns Woods common stock at an exchange ratio of 1.5534 shares of Penns Woods common stock for each share of Luzerne common stock in accordance with the merger agreement.

Penns Woods Recent Operating Results

For the three months ended March 31, 2013, Penns Woods reported net income of $3,684,000, compared to $3,689,000 for the same period of 2012. Basic and dilutive earnings per share for the three months ended March 31, 2013 and the corresponding period of 2012 were $0.96. Net interest income for the three months ended March 31, 2013 was $8,205,000 compared to $7,670,000 for the three months ended March 31, 2012. At March 31, 2013, Penns Woods had total assets of $852,997, net loans of $503,592, total deposits of $659,304, and shareholders’ equity of $93,013.

RISK FACTORS

In considering whether to vote in favor of the proposal to adopt the merger agreement, you should consider all of the information included in this document and its annexes and all of the information included in the documents we have incorporated by reference and the risk factors identified by Penns Woods with respect to its operations included in its filings with the Securities and Exchange Commission. See “Incorporation of Certain Documents by Reference.” In particular, you should consider the following risk factors.

Because the market price of Penns Woods common stock will fluctuate, Luzerne shareholders cannot be sure of the value of the stock portion of the merger consideration they may receive.

Upon completion of the merger, each share of Luzerne common stock will be converted into the right to receive merger consideration consisting of shares of Penns Woods common stock and/or cash pursuant to the terms of the merger agreement, subject to the requirement that at least 90% of the outstanding shares of Luzerne common stock be exchanged for shares of Penns Woods common stock. The value of the stock portion of the merger consideration to be received by Luzerne shareholders is fixed at 1.5534 shares of Penns Woods common stock for each share of Luzerne common stock. The sale prices for shares of Penns Woods common stock may vary from the sale prices of Penns Woods common stock on the date we announced the merger, on the date this joint proxy statement/prospectus was mailed to Luzerne shareholders and on the date of the special meeting of the Luzerne shareholders. Any change in the market price of Penns Woods common stock prior to closing the merger may affect the value of the stock portion of the merger consideration that Luzerne shareholders will receive upon completion of the merger. Luzerne is not permitted to resolicit the vote of Luzerne shareholders solely because of changes in the market price of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Penns Woods common stock.

The market price of Penns Woods common stock after the merger may be affected by factors different from those currently affecting the shares of Luzerne.

The businesses of Penns Woods and Luzerne differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Penns Woods. For a discussion of the business of Penns Woods, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Incorporation of Certain Documents by Reference” on page 193.

Luzerne shareholders will have a reduced ownership percentage and voting interest after the merger and will exercise less influence over management.

Luzerne’s shareholders currently have the right to vote in the election of the board of directors of Luzerne and on certain other matters affecting Luzerne. When the merger occurs, each Luzerne shareholder that receives shares of Penns Woods common stock will become a shareholder of Penns Woods with a percentage ownership of the combined organization that is much smaller than the shareholder’s current percentage ownership of Luzerne. Upon completion of the merger, if 90% of the outstanding shares of Luzerne common stock are converted into shares of Penns Woods common stock, the former Luzerne shareholders will own approximately 20% of the outstanding shares of Penns Woods common stock.

Because of this, Luzerne’s shareholders will have less influence on the management and policies of Penns Woods than they now have on the management and policies of Luzerne.

Future issuances of Penns Woods equity securities could dilute shareholder ownership and voting interest.

Penns Woods’ articles of incorporation authorize the issuance of up to 15,000,000 shares of common stock. Any future issuance of equity securities by Penns Woods may result in dilution in the percentage ownership and voting interest of Penns Woods shareholders. Also, any securities Penns Woods sells in the future may be valued differently and the issuance of equity securities for future services, acquisitions or other corporate actions may have the effect of diluting the value of shares held by Penns Woods shareholders.

The merger agreement limits Luzerne’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit Luzerne’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Luzerne. In addition, a termination fee is payable by Luzerne under certain circumstances, generally involving the decision to pursue an alternative transaction. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Luzerne from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share value than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Luzerne than it might otherwise have proposed to pay, if the merger with Penns Woods had not been announced.

Luzerne shareholders may receive aggregate consideration in a form different from what they elect.

Although each Luzerne shareholder may elect to receive all cash, all Penns Woods common stock or a mix of cash and stock in the merger, the pools of cash and Penns Woods common stock available for all Luzerne shareholders will be subject to the allocation and proration provisions of the merger agreement, and at least 90% of the Luzerne shares will be exchanged for shares of Penns Woods common stock. As a result, a Luzerne shareholder might receive a portion of the consideration for the merger in the form that such shareholder did not elect.

If you are a Luzerne shareholder and you tender shares of Luzerne common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the Election Deadline.

If you are a registered Luzerne shareholder and want to make a valid cash or stock election, you will have to deliver your stock certificates, and a properly completed and signed form of election to the exchange agent. For further details on the determination of the Election Deadline, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration—Form of Election” on page 90. The Election Deadline may be significantly in advance of the closing of the merger. You will not be able to sell any shares of Luzerne common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Luzerne common stock for any reason until you receive cash and/or Penns Woods common stock in the merger or the merger agreement is terminated and the certificates are returned to you. In the time between the Election Deadline and the closing of the merger, the trading price of Luzerne common stock may decrease, and you might otherwise want to sell your shares of Luzerne common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

Holders of Penns Woods common stock do not have dissenters’ appraisal rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the merger consideration offered to shareholders in connection with the extraordinary transaction. Under Pennsylvania law, shareholders do not have dissenters’ rights with respect to shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange. Because Penns Woods’ common stock is listed on the Nasdaq Global Select Market, a national securities exchange, holders of Penns Woods common stock will not be entitled to dissenters’ appraisal rights in the merger with respect to their shares of Penns Woods common stock.

The merger is subject to the receipt of consents and approvals from governmental and regulatory entities that may impose conditions that could have an adverse effect on Penns Woods.

Before the merger may be completed, various waivers, approvals or consents must be obtained from the Federal Reserve and the Pennsylvania Department of Banking and Securities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, Penns Woods following the merger, any of which might have an adverse effect on Penns Woods following the merger. In addition, neither Penns Woods nor Luzerne is obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any condition or restriction that the boards of directors of Penns Woods or Luzerne reasonably determines would materially and adversely affect the business, operations, financial condition, property or assets of Penns Woods, Jersey Shore State Bank, Luzerne, or Luzerne Bank or would materially impair the value of Luzerne or Luzerne Bank to Penns Woods or of Penns Woods or Jersey Shore State Bank to Luzerne. Either Penns Woods or Luzerne could choose to waive this condition.

Luzerne directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Luzerne shareholders.

Luzerne’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Luzerne shareholders. For example, the present members of the board of directors of Luzerne Bank will continue as directors of Luzerne Bank following the merger and three individuals selected by the board of directors of Luzerne will serve on the board of directors of Penns Woods after the merger; all of such directors will receive compensation for their services as directors. In addition, certain officers or employees have entered into new employment agreements that are effective upon completion of the merger or are parties to employment agreements under which they may receive severance payments under certain circumstances upon the change of control of Luzerne resulting from the merger, as follows:

•

Robert C. Snyder, President and Chief Executive Officer of Luzerne Bank, is a party to an employment agreement with Luzerne Bank. Mr. Snyder’s employment agreement provides that, if his employment is terminated as a result of a “change in control” of Luzerne or Luzerne Bank or he is forced to relocate his principal office more than 40 miles from his current office following a change in control of Luzerne or Luzerne Bank, he will be entitled to give notice of “good reason” and if the event of good reason is not cured within 30 days, he will be entitled to terminate his employment and receive continued payments of base salary any health and medical coverage for a period of 24 months. If Mr. Snyder were entitled to terminate his employment under such provisions, he would receive a payment totaling $993,489 (consisting of cash of $394,000, payments of $573,405 under the Luzerne National Bank Supplemental Executive Retirement Plan, and health and medical benefits of $26,084). Because Mr. Snyder will continue as President and Chief Executive Officer of Luzerne Bank after the merger and will not be required to move more than 40 miles from his current office location, closing of the merger is not expected to result in the payment of any change in control benefits to Mr. Snyder;

•

Michael J. Bibak, Regional President, Lackawanna Market & Chief Lending Officer of Luzerne Bank, is a party to a change in control agreement with Luzerne Bank. This agreement provides that Mr. Bibak would be entitled to receive certain payments totaling $719,785 (consisting of cash of $300,000, payments of $393,945 under the Luzerne National Bank Supplemental Executive Retirement Plan, and health and medical benefits of $25,840) if his employment terminated for specified events of good reason within one year following a change in control or if he voluntarily terminated his employment within one month following a change in control. Mr. Bibak has agreed to forego these payments in lieu of a new employment agreement with Penns Woods and Luzerne Bank, which will become effective upon closing of the merger. Under the new employment agreement, which is for a term of three years with annual renewals thereafter (subject to either party’s ability not to renew the agreement at any annual renewal date), Mr. Bibak will be employed as the Regional President Lackawanna Market and Chief Lending Officer of Luzerne Bank. Mr. Bibak’s salary under the new employment agreement is initially $147,000 annually and he is entitled to participate in annual or other discretionary bonus programs for other senior officers. In lieu of any benefits payable under his change in control arrangement with Luzerne Bank, Mr. Bibak will receive a sign-on bonus in the amount of $100,000 within thirty days of the merger, a pro rata portion of which he would be required to return if he voluntarily terminates his employment within the first year of employment. In addition, if Mr. Bibak is employed on the first anniversary date of the merger, he will receive an additional bonus in the amount of $47,900. Mr. Bibak, at his election, may provide notice of his intent to voluntarily terminate his employment prior to the first anniversary date of the merger in which case he will be entitled to receive a payment of $195,800 in lieu of the second bonus payment amount of $47,900. In the event that Mr. Bibak’s employment terminates for specified events of “good reason” following a “change of control” of Penns Woods, Mr. Bibak would be entitled to a lump-sum cash payment equal to two times his then current base salary;

•

George F. Maculloch, Executive Vice President and Chief Operating Officer of Luzerne Bank, is a participant in the Luzerne National Bank Supplemental Executive Retirement Plan. Under this Plan, Mr. Maculloch would be entitled to a distribution of his benefits under the Plan ($240,000) if his employment is terminated following a change in control of Luzerne Bank; and

•

Robert G. Edgerton, Jr., a non-executive officer of Luzerne Bank is a party to a change in control agreement with Luzerne Bank. Mr. Edgerton has agreed to forego any payments under this agreement in lieu of a new employment agreement with Penns Woods and Luzerne Bank, which will become effective upon closing of the merger. Under the new employment agreement, which is for a term of three years with annual renewals thereafter (subject to either party’s ability not to renew the agreement at any annual renewal date), Mr. Edgerton will be employed as a Senior Vice President and Commercial Lender of Luzerne Bank. Mr. Edgerton’s salary under the new employment agreement is initially $150,000 annually and he is entitled to participate in annual or other discretionary bonus programs for other senior officers. In lieu of any benefits payable under his change in control arrangement with Luzerne Bank, Mr. Edgerton will receive a sign-on bonus in the amount of $150,000 payable within thirty days following the closing of the merger, a pro rata portion of which he would be required to return if he voluntarily terminates his employment within the first year of employment. In addition, Mr. Edgerton will receive an additional bonus in the amount of $150,000, payable in three installments of $50,000 each over three years commencing on the first anniversary of the merger. The additional bonus amount to Mr. Edgerton is payable regardless of whether he is employed at the time of payment unless his employment was terminated for cause in which case no additional installments are due and payable. In the event that Mr. Edgerton’s employment terminates for specified events of “good reason” following a “change of control” of Penns Woods, Mr. Edgerton would be entitled to a lump-sum cash payment equal to two times his then current base salary.

Luzerne’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the agreement and plan of merger. For information concerning these interests, please see the discussion under the caption “The Merger—Luzerne’s Directors and Executive Officers Have Financial Interests in the Merger” on page 83.

The shares of Penns Woods common stock to be received by Luzerne shareholders receiving the stock consideration as a result of the merger will have different rights from the shares of Luzerne common stock.

Upon completion of the merger, Luzerne shareholders who receive the stock consideration will become Penns Woods shareholders. Their rights as shareholders will be governed by Pennsylvania corporate law and the articles of incorporation and bylaws of Penns Woods. The rights associated with Luzerne common stock are different from the rights associated with Penns Woods common stock. See the section of this joint proxy statement/prospectus titled “Comparison of Shareholders’ Rights” beginning on page 185 for a discussion of the different rights associated with Penns Woods common stock.

If the merger is not consummated by July 31, 2013, either Penns Woods or Luzerne may choose not to proceed with the merger.

Either Penns Woods or Luzerne may terminate the merger agreement if the merger has not been completed by July 31, 2013, unless the failure of the merger to be completed by such date has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

Termination of the merger agreement could negatively affect Luzerne.

If the merger agreement is terminated, there may be various consequences, including:

•

Luzerne’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	the market price of Luzerne common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the merger agreement is terminated and Luzerne’s board of directors seeks another merger or business combination, Luzerne shareholders cannot be certain that Luzerne will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Penns Woods has agreed to provide in the merger.

If the merger agreement is terminated and a different business combination is pursued, Luzerne may be required to pay a break-up fee of $1.8 million to Penns Woods under certain circumstances. See “The Merger Agreement—Termination Fee” beginning on page 102.

The unaudited pro forma financial data included in this joint proxy statement/prospectus is preliminary and Penns Woods’ actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma financial data in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflect adjustments, which are based upon preliminary estimates, to record Luzerne’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

The fairness opinion obtained by Luzerne and Penns Woods from their respective financial advisors will not reflect changes in circumstances subsequent to the date of the merger agreement.

Luzerne has obtained a fairness opinion dated as of October 18, 2012, from its financial advisor, Janney Montgomery Scott LLC. Penns Woods has obtained a fairness opinion dated as of October 18, 2012,

from its financial advisor, Monocacy Financial Advisors, LLC. Neither Luzerne nor Penns Woods has obtained and neither will obtain an updated opinion as of the date of this joint proxy statement/prospectus from their respective financial advisor. Changes in the operations and prospects of Penns Woods or Luzerne, general market and economic conditions and other factors that may be beyond the control of Penns Woods and Luzerne, and on which the fairness opinion was based, may alter the value of Penns Woods or Luzerne or the price of shares of Penns Woods common stock or Luzerne common stock by the time the merger is completed. The opinions do not speak to the time the merger will be completed or to any other date other than the date of such opinion. As a result, the opinions will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Luzerne received from Janney Montgomery Scott, please see “The Merger—Opinion of Janney Montgomery Scott, Financial Advisor to Luzerne” beginning on page 49 of this joint proxy statement/prospectus. For a description of the opinion that Penns Woods received from Monocacy Financial Advisors, please see “The Merger—Opinion of Monocacy Financial Advisors, Financial Advisor to Penns Woods” beginning on page 58.

Following the consummation of the merger, investors in the combined company will own an institution with different financial and other characteristics than either Penns Woods or Luzerne on a standalone basis.

Following the consummation of the merger, current shareholders of Penns Woods and Luzerne will become shareholders in a combined company that will have different financial and other characteristics than either company had on a standalone basis. For example, the merger will result in a combined company with higher dollar amounts of total assets, risk-based assets and non-performing assets, including non-performing loans and other real estate owned, from the amounts historically experienced by Penns Woods or Luzerne individually. Although the total dollar amount of non-performing loans will increase for the combined company following the merger, the percentage of non-performing loans to total loans was 2.39% on a pro forma basis at December 31, 2012, compared to historical amounts of 2.29% for Penns Woods and 2.62% for Luzerne as of such date. On a pro forma basis, after giving effect to the merger, total risk-based capital as of December 31, 2012 was 14.21%, compared to historical amounts of 14.97% for Penns Woods and 12.26% for Luzerne as of such date. If we are unable to successfully combine the businesses of Penns Woods and Luzerne, our future earnings may be adversely affected, which in turn could adversely impact the amount of capital of the combined company.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among others: approval of the merger agreement by Penns Woods and Luzerne shareholders, regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, approval of the shares of Penns Woods common stock to be issued to Luzerne shareholders for listing on the Nasdaq Global Select Market, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 100 for a more complete discussion of the circumstances under which the merger agreement could be terminated. Therefore, the conditions to closing of the merger may not be fulfilled and the merger may not be completed.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of Penns Woods and Luzerne. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Penns Woods and Luzerne. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all, or may take longer to realize than expected.

Penns Woods and Luzerne have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on Penns Woods or Luzerne during the transition period.

Another expected benefit from the merger is an expected increase in the revenues of the combined company from anticipated sales of Penns Woods’ greater variety of financial products, and from increased lending out of Penns Woods’ substantially larger capital base, to Luzerne’s existing customers and to new customers in Luzerne’s market area who may be attracted by the combined company’s enhanced offerings. An inability to successfully market Penns Woods’s products to Luzerne’s customer base could cause the earnings of the combined company to be less than anticipated.

Failure to complete the merger could negatively affect the market price of Penns Woods’ and Luzerne’s common stock.

If the merger is not completed for any reason, Penns Woods and Luzerne will be subject to a number of material risks, including the following:

•	the market price of their common stock may decline to the extent that the current market prices of their shares already reflect a market assumption that the merger will be completed;

•

costs relating to the merger, such as legal, accounting and financial advisory fees, and, in specified circumstances, additional reimbursement and termination fees, must be paid even if the merger is not completed; and

•

the diversion of management’s attention from the day-to-day business operations and the potential disruption to each company’s employees and business relationships during the period before the completion of the merger may make it difficult to regain financial and market positions if the merger does not occur.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Penns Woods and Luzerne expect to incur costs associated with combining the operations of the two companies. Additional unanticipated costs may be incurred in the integration of the businesses of Penns Woods and Luzerne. Whether or not the merger is consummated, Penns Woods and Luzerne will incur substantial expenses, such as legal, accounting, printing and financial advisory fees, in pursuing the merger. Although Penns Woods and Luzerne expect that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Unanticipated costs relating to the merger could reduce Penns Woods’ future earnings per share.

Penns Woods and Luzerne believe that they have reasonably estimated the likely incremental costs of the combined operations of Penns Woods and Luzerne following the merger. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as unanticipated costs to integrate the two businesses, increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, including negative changes in the value of Luzerne’s loan portfolio, could have a material adverse effect on the results of operations and financial condition of Penns Woods following the merger. In addition, if actual costs are materially different than expected costs, the merger could have a significant dilutive effect on Penns Woods’s earnings per share.

Luzerne will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Luzerne and consequently on Penns Woods. These uncertainties may impair Luzerne’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with Luzerne to seek to change existing business relationships with Luzerne. Retention of certain employees may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Penns Woods. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Penns Woods, Penns Woods’ business following the merger could be harmed. In addition, the merger agreement restricts Luzerne from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Penns Woods. These restrictions may prevent Luzerne from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 93 of this joint proxy statement/prospectus for a description of the restrictive covenants to which Luzerne is subject under the merger agreement.

Future governmental regulation and legislation, including the Dodd-Frank Act and the implementation of Basel III capital standards, could limit Penns Woods’ future growth.

Penns Woods and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of Penns Woods. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance fund. Any changes to these laws may negatively affect Penns Woods’ ability to expand its services and to increase the value of its business. Additionally, the capital standards of Basel III and a number of provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, remain to be implemented through the rulemaking process at various regulatory agencies. Certain aspects of the new law and regulations, including without limitation, higher capital requirements and the costs of compliance with disclosure and reporting requirements that may be issued by the Bureau of Consumer Financial Protection or other banking regulators, could have a significant adverse impact on the combined company’s business, financial condition and results of operations. Compliance with the Dodd-Frank Act may require us to make changes to our business and operations and will likely result in additional costs and a diversion of management’s time from other business activities, any of which may adversely impact our results of operations, liquidity or financial condition. Although we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Penns Woods, these changes could be materially adverse to Penns Woods.

The federal income tax consequences of the merger for Luzerne stockholders will be dependent upon the merger consideration received.

The federal income tax consequences of the merger to you will depend upon the merger consideration you receive. In general, if you exchange your shares of Luzerne common stock solely for cash, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the cash you receive and your adjusted tax basis in your Luzerne common stock. If you receive solely Penns Woods common stock in exchange for your Luzerne common stock, you generally will not recognize any gain or loss for federal income tax purposes. However, you generally will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Penns Woods common stock. If you receive a combination of cash and Penns Woods common stock in the transaction, you generally will not recognize loss but will recognize gain, if any, to the extent of any cash received. For a more detailed discussion of the federal income tax consequences of the transaction to you, see “Material United States Federal Income Tax Consequences of the Merger” on page 104.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Penns Woods, Luzerne and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Penns Woods or Luzerne to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth on page 35 under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by Penns Woods;

•

completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	higher than expected increases in Penns Woods’ or Luzerne’s loan losses or in the level of nonperforming loans;

•	a continued weakness or unexpected decline in the U.S. economy, in particular in north central Pennsylvania;

•	a continued or unexpected decline in real estate values within Penns Woods’ and Luzerne’s market areas;

•	unanticipated reduction in Penns Woods’ or Luzerne’s respective deposit bases or funding sources;

•	government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the FRB;

•

legislative and regulatory actions (including the impact of the Dodd-Frank Act and related regulations and the implementation of Basel III capital standards) could subject Penns Woods to additional regulatory oversight which may result in increased compliance costs and/or require Penns Woods to change its business model;

•

the integration of Luzerne’s business and operations with those of Penns Woods may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Luzerne’s or Penns Woods’ existing businesses; and

•

the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Penns Woods or Luzerne or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus. Except to the extent required by applicable law or regulation, Penns Woods and Luzerne undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE MERGER

Background of the Merger

Mindful of the continuing pressure on smaller community banks to consolidate due to issues related to compliance, economies of scale, and access to capital, Robert Snyder, the Chief Executive Officer of Luzerne has had several informal discussions with the presidents or chief executive officers of other community banks in northeastern Pennsylvania relating to consolidation opportunities over the past few years.

In April 2011, Mr. Snyder was approached by the chief executive officer of a bank holding company with bank branches located in northern Pennsylvania and southern New York. Several members of the Board met with directors from this potential acquiror. Following these meetings, the potential acquiror presented Luzerne with a letter of intent to acquire all of the outstanding Luzerne shares at a value equal to 1.5 times Luzerne’s book value. After discussing the terms outlined in the letter of intent, the Board determined that this was not an appropriate transaction for Luzerne shareholders, employees, customers or the members of the communities that Luzerne Bank serves. The Board felt that the cash portion of the merger consideration was high, causing the shareholders to pay a greater amount of tax. The transaction also would have required the merger of Luzerne Bank, which likely would have resulted in a significant loss of employment and the closure of some bank branches. However, in the course of these discussions, the Board determined that 1.5 times book value was an attractive price and would not consider a transaction below this price point.

Another bank, which had had informal conversations with Mr. Snyder over the past several years, made a presentation to the Board in January 2012. In this presentation, the bank demonstrated that the maximum it could pay to acquire the outstanding shares of Luzerne stock was $44.50, which was significantly below 1.5 times Luzerne’s book value. The Board did not take any additional action with respect to this bank’s proposal following the presentation.

Luzerne has also attempted to grow through acquisitions over the past few years. In May 2010, Luzerne engaged a financial advisor and conducted due diligence to acquire a bank holding company with bank branches located in Schuylkill and Northumberland counties. After completing due diligence, the Board determined to terminate discussions.

In October 2010, Luzerne made a proposal to acquire a bank holding company with bank branches in Lackawanna county. This bank holding company was soliciting proposals from a number of potential acquirors; however, the proposal submitted by Luzerne was not accepted.

In October 2011, Joseph Kluger, Chairman of the Board of Luzerne, discussed acquiring a bank holding company that was experiencing financial difficulties. Through a due diligence review process, the Board determined to terminate discussions.

Mr. Snyder and Richard Grafmyre, the President and Chief Executive Officer of Penns Woods, had informally discussed an acquisition of Luzerne on a number of occasions over the last several years. On January 24, 2012, Mr. Snyder received a written indication of interest from Penns Woods, through Penns Woods’s financial advisor, Monocacy Financial Advisors.

The Board discussed the letter at a meeting held on January 26, 2012. The Board believed that it would be helpful to learn more about Penns Woods’ intentions with respect to a merger, including how Luzerne would operate following a merger, board structure, the treatment of employees and intentions with respect to the community. Mr. Kluger, Mr. Snyder and several other members of the Board agreed to meet with Mr. Grafmyre and report back to the rest of the Board.

On February 10, 2012, Mr. Kluger, Mr. Snyder and certain other members of the Board met with Mr. Grafmyre. During this meeting, Mr. Grafmyre described his vision for Luzerne Bank and for Penns Woods as a bank holding company. Mr. Grafmyre envisioned acquiring community banks and allowing them to operate independent of one another. As a holding company, Penns Woods would provide greater access to capital and more retail products. This approach would allow banks to retain the strengths that guided their prior success, while gaining certain cost savings by realizing synergies with other banks. As such, Mr. Grafmyre proposed that Luzerne merge into Penns Woods, but Luzerne Bank would retain its separate charter and board of directors.

On February 29, 2012, Robert Kafafian of The Kafafian Group, a financial advisor to Luzerne, provided a preliminary financial analysis of the proposed merger with Penns Woods to the Board during a strategic planning meeting.

On March 8, 2012, the Board met to discuss the February 10 meeting with Mr. Grafmyre. The Board discussed Mr. Grafmyre’s vision for Luzerne Bank as described by Mr. Grafmyre to the Board members who met with him. In addition to the financial benefits this transaction would provide to Luzerne’s shareholders, the Board also recognized the many benefits a transaction of this structure would have for Luzerne Bank’s employees, customers and the communities in which Luzerne Bank operated. As presented by Mr. Grafmyre, a majority of Luzerne Bank employees would retain their jobs, at comparable salary and benefits. No bank branch closings were anticipated and Luzerne Bank would, in effect, operate autonomously and to serve the banking needs of the local communities. The Board decided that another meeting with Mr. Grafmyre should be arranged so that the other directors would have an opportunity to meet with him.

On March 22, 2012, the Board met with Mr. Kafafian to further discuss the Penns Woods letter. At this meeting, Mr. Kafafian compared a merger with Penns Woods to mergers with other bank holding companies that had previously expressed an interest in acquiring Luzerne. The Board recognized that, while other bank holding companies may have the ability to pay a premium similar to the premium that Penns Woods offered, it was unlikely that they would offer the other benefits envisioned by Penns Woods. Due in part to the autonomy of Luzerne Bank following the potential merger, a majority of the Luzerne Bank employees would retain their jobs at comparable terms, no branch closings were anticipated and Luzerne Bank would be able to continue serving the banking needs of the communities in which it operates. In addition, Luzerne shareholders would enjoy greater liquidity in their investment, because Penns Woods’ stock trades on The Nasdaq Global Select Market. The Board also discussed the challenges facing Luzerne shareholders, including the lack of liquidity of the Luzerne stock. As a result of these discussions, the Board developed a list of additional questions for Mr. Grafmyre.

On March 26, 2012, the remaining members of the Board met with Mr. Grafmyre and certain of the Penns Woods directors to discuss the proposed merger. At that meeting, Mr. Grafmyre outlined the parameters of the transaction, covered the points he had discussed with other Board members at the February 10, 2012 meeting and responded to questions from Board members.

On April 12, 2012, the Board met to discuss the March 26, 2012 meeting with Mr. Grafmyre and the Penns Woods directors. Overall, based on the presentations made by Mr. Grafmyre, the Board believed this could be a beneficial transaction for Luzerne’s shareholders and other constituencies. The Board authorized Mr. Kluger to appoint a committee to continue discussions with Penns Woods.

On April 24, 2012, Mr. Kluger, Mr. Snyder, John Nackley and Gary Lamont met with the board of directors of Penns Woods. During this meeting, the Penns Woods directors described the attributes of their company and their bank subsidiary and the advantages of merging with Luzerne. The Penns Woods board members emphasized the points made by Mr. Grafmyre to the Board at previous meetings with Board members. The Penns Woods directors also provided the Luzerne directors its investor presentation which described Penns Woods.

In late April and early May 2012, Luzerne and Penns Woods began to further discuss Luzerne Bank’s independence following a merger. It was decided that, so long as Luzerne Bank continued to meet certain financial performance metrics, it would retain its separate charter. Once it no longer met those metrics, Penns

Woods could exercise more control over Luzerne Bank, including merging it with Jersey Shore State Bank. On May 3, 2012, management of Luzerne and Penns Woods preliminarily agreed to those metrics, subject to Luzerne Board approval.

Commencing on May 25, 2012, Board representatives interviewed four law firms to consider and select legal counsel to advise them on the potential merger. Each of these firms had relevant experience and expertise. Following those interviews, the Board invited Ballard Spahr LLP (“Ballard Spahr”) to attend the next meeting of the Board.

On June 1, 2012, the Board met to discuss the status of the negotiations of a letter of intent with Penns Woods. A draft of the letter of intent had been provided to Luzerne by Penns Woods’ financial advisors on May 30, 2012. This letter provided for the acquisition of all of the outstanding shares of Luzerne common stock at a price equal to 1.5 times book value and for Luzerne Bank to continue to operate autonomously. At this meeting, the Board engaged Ballard Spahr to advise the Board on the potential merger.

On June 7, 2012, the Board formed a special committee (the “Special Committee”) to explore and evaluate strategic alternatives, including the potential merger with Penns Woods and to provide to the Board the results of its evaluations and recommendations with respect thereto. Mr. Kluger was appointed chairman of the Special Committee and James Clemente, Patricia Finan Castellano, Mr. Lamont, Mr. Nackley and Angelo Terrana, Jr. were appointed members of the Special Committee. Mr. Snyder would be invited to attend all meetings of the Special Committee in a non-voting capacity. The Board continued to discuss the letter of intent.

On June 11, 2012, the Special Committee met to discuss the status of the negotiations of the letter of intent with Ballard Spahr and to consider and select a financial advisor to assist with the potential transaction. After interviewing two investment banking firms, the Special Committee selected Janney Montgomery Scott (“Janney”). Both firms had relevant experience and expertise.

On June 14, 2012, the Special Committee, Ballard Spahr and Janney met to discuss the status of the letter of intent and a confidentiality agreement.

On June 22, 2012, a confidentiality agreement between Luzerne and Penns Woods was executed.

On July 2, 2012, the Special Committee met with its advisors to discuss the remaining open issues on the letter of intent, including autonomy of Luzerne Bank and board composition of Luzerne Bank following the merger and representation on Penn Woods’ board.

On July 6, 2012, Luzerne and Penns Woods executed the letter of intent.

Throughout July and August, Luzerne and Penns Woods conducted due diligence, including on-site due diligence meetings and Penns Woods and its legal counsel prepared a draft merger agreement, which was provided to Luzerne and its advisors. On July 23, 2012, the Special Committee met to have a discussion with Mr. Grafmyre regarding the status of the potential transaction.

On September 5, 2012, the Special Committee met to review the draft merger agreement. Representatives of Ballard Spahr and Janney gave presentations to the Special Committee outlining the material terms of the draft agreement. During this meeting, the Special Committee discussed several issues related to the proposed merger, including the termination provisions, termination fee and whether Penns Woods’ proposed merger was the best transaction available for Luzerne, particularly with respect to the merger consideration.

During September and the first half of October 2012, Luzerne and Penns Woods continued to negotiate the terms of the draft merger agreement. Ballard Spahr and Janney provided frequent updates to the Special Committee as the negotiations progressed, including with respect to Penns Woods’ position on a pre-signing market check. On October 5, 2012, the Special Committee met to discuss and resolve outstanding issues.

On October 18, 2012, there was a joint meeting of the Special Committee and the Board. At this meeting, the Special Committee and the Board reviewed the near final draft merger agreement. Representatives of Ballard Spahr gave a presentation on the material terms of the draft agreement. Representatives of Janney made a presentation regarding the fairness of the transaction from a financial point of view. They described the various analyses performed by Janney in reaching its opinion and noted that the premium in the transaction is 75.4% as of October 17, 2012. In reviewing the performance of Penns Woods as compared with other comparable banks, Janney stated that Penns Woods is a top performing community bank in Pennsylvania and that it is trading in line with its performance. Representatives of Janney concluded by stating that, in the opinion of Janney, the consideration to be received by Luzerne shareholders in the proposed merger is fair to Luzerne’s shareholders from a financial point of view.

The Board discussed whether it was getting the right price for the stock. The Board discussed the fact that Luzerne did not conduct a formal pre-signing market check. The Board discussed the offers and indications of interest that were made to acquire Luzerne in the past. While one of the prior potential transactions offered a comparable premium, none of those transactions would have offered significant benefits to Luzerne’s other constituencies. The Board noted the significant premium and other benefits that the proposed merger could bring to a variety of Luzerne’s constituencies, including greater liquidity to shareholders, continued employment at comparable terms for the majority of employees, no anticipated branch closures and the ability to continue to serve the banking needs of the local community. The Board discussed the fact that Luzerne Bank serves many small businesses. Larger banks generally do not seek small businesses as customers. The Board also noted that the bank is very active in local civic and charitable events. The Board discussed the comparable transactions described in Janney’s presentation. Janney analyzed 23 transactions that have been announced since 2009 that involved target banks with assets under $1 billion at the time of announcement and headquarters in Delaware, Maryland, New Jersey, New York or Pennsylvania. Of these comparable transactions, the median one day premium to market was 38.7% and the average one day premium to market was 36.0%. The Board discussed the fact that the premium in the merger with Penns Woods was 75.4% as of October 17, 2012, significantly above the mean and average premiums of the comparable transactions. The Board then discussed the likelihood that another bank would make an offer superior to Penns Woods’ offer. After discussing other potential acquirors, the Board felt it was highly unlikely that any would be interested in acquiring Luzerne or, if interested, would offer consideration comparable to that offered by Penns Woods. In addition, the Board believed that even if another bank were to offer to acquire Luzerne, it was highly unlikely that Luzerne Bank would be able to maintain its independence. If Luzerne Bank were to be merged with another bank, the Board believed it was very likely that some branches would close and, as a result, many employees would lose their jobs. The Board was also concerned that a merger of Luzerne Bank would make banking more difficult for small local businesses, which tend to be the target customer for smaller banks such as Luzerne Bank. Representatives of Ballard Spahr indicated that they had discussed with Penns Woods’ counsel the possible advantages from a legal perspective of conducting a formal pre-signing market check. Counsel for Penns Woods advised Ballard Spahr that Penns Woods had indicated that Penns Woods would terminate discussions if Luzerne undertook any effort to conduct a pre-signing market check. Representatives of Janney noted that the process followed by the Board is not out of the ordinary. Representatives of Ballard stated that in accordance with Pennsylvania law, the Board is able to consider the impact on various constituencies in determining to enter into a deal that go beyond price. After further discussion, the Board concluded that, based on the prior offers and indications of interest and the comparable transactions presented by Janney, that a pre-signing market check is highly unlikely to result in a transaction with a premium as substantial as the premium offered by Penns Woods and the many benefits to each of Luzerne’s constituencies. Furthermore, the Board considered the risk of Penns Woods abandoning the merger to be significant and not in the best interest of Luzerne.

After discussion, upon a motion duly made and seconded, the Special Committee unanimously recommended that the Board approve the merger. Upon a motion duly made and seconded, the Board unanimously authorized and approved the merger with Penns Woods.

Thereafter, on October 18, 2012, Luzerne and Penns Woods announced the merger.

Luzerne’s Reasons for the Merger

In reaching its conclusion to approve the merger agreement and the merger and recommend that Luzerne’s shareholders vote FOR adoption of the merger agreement, Luzerne’s board of directors, at its meeting held on October 18, 2012, considered the merger agreement and determined it to be fair to, advisable and in the best interests of Luzerne, its shareholders and its other constituencies. Luzerne’s board of directors unanimously voted in favor of the merger agreement and the transactions it contemplates. In evaluating the merger, Luzerne’s board of directors considered the unanimous recommendation of the Special Committee, and consulted with management, as well as its legal and financial advisors, and considered a number of factors, including:

•

a review of Luzerne’s current business, operations, earnings, financial condition and prospects and of Penns Woods’s current business, operations, earnings, financial condition and prospects, taking into account its familiarity with Penns Woods, its management and the results of Luzerne’s due diligence review of Penns Woods;

•

knowledge of the current environment in the financial services industry, including economic conditions, the continuing consolidation, increasing operating costs resulting from regulatory initiatives and compliance mandates, increasing competition from larger regional institutions and current financial market conditions and the likely effects of these factors on Luzerne’s potential growth, productivity and strategic options;

•

the terms and conditions of the merger, including both the amount and nature of the consideration proposed to be paid in connection with the merger and Luzerne’s board’s assessment of the likelihood that the merger would be completed in a timely manner;

•	the fact that Luzerne shareholders will receive a significant premium;

•	the financial analyses and presentation of Janney Montgomery Scott, and its opinion that the merger consideration is fair to the Luzerne shareholders from a financial point of view;

•	the fact that Luzerne’s stock is not very liquid and that Penns Woods’ stock trades on The Nasdaq Global Select Market which provides greater liquidity;

•	the fact that the merger consideration will be tax-free to Luzerne shareholders to the extent they receive Penns Woods stock;

•	the current Penns Woods cash dividend rate which is significantly higher than the current Luzerne dividend rate;

•	expansion of the Penns Woods board to include three Luzerne representatives;

•	significant autonomy for Luzerne Bank following the merger;

•	the fact that all of the current members of the Luzerne Bank board will remain directors of Luzerne Bank;

•	the fact that the merger is not expected to result in significant employment loss at Luzerne Bank;

•	the fact that no Luzerne Bank branch closings are anticipated;

•	the opportunity to offer Luzerne’s customers additional products and services;

•	the potential cost saving opportunities; and

•	the positive anticipated impact of the merger on Luzerne Bank’s employees and the surrounding community.

Luzerne’s board of directors considered a variety of risks and other potentially negative factors concerning the merger, including, without limitation, the following factors:

•	the risk that potential benefits of the merger, including possible synergies, might not be realized;

•	the possibility that the consummation of the merger may be delayed, or not occur;

•	the incurrence of substantial expenses related to the merger, including transaction expenses and integration costs;

•	the time commitment of management to effectuate the merger; and

•	the other potential risks as described under the heading “Risk Factors” in this joint proxy statement/prospectus.

The foregoing discussion of the information and factors considered by Luzerne’s board of directors is not exhaustive, but includes the material factors considered by the board. In view of the wide variety of factors considered by the board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Luzerne’s board of directors evaluated the factors described above, including asking questions of Luzerne’s legal and financial advisors. In considering the factors described above, individual members of Luzerne’s board of directors may have given different weights to different factors. The board of directors relied on the experience and expertise of its legal advisors regarding the structure of the merger and the terms of the merger agreement and on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. It should also be noted that this explanation of the reasoning of Luzerne’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 43.

Recommendation of Luzerne’s Board of Directors

Luzerne’s board of directors believes that the terms of the transaction are in the best interests of Luzerne and its shareholders and has unanimously approved the merger agreement. Accordingly, Luzerne’s board of directors unanimously recommends that Luzerne’s shareholders vote “FOR” adoption of the merger agreement.

Opinion of Janney Montgomery Scott, LLC, Financial Advisor to Luzerne

On June 18, 2012, Luzerne engaged Janney to render financial advisory and investment banking services to Luzerne. Janney agreed to assist Luzerne in assessing the fairness, from a financial point of view, of the consideration in the proposed merger with Penns Woods, to the shareholders of Luzerne. Luzerne selected Janney on the basis of Janney’s experience and expertise in representing community banks in similar transactions.

As part of its engagement, representatives of Janney attended the meeting of the Luzerne Board of Directors held on October 18, 2012, at which the Luzerne Board of Directors evaluated the proposed merger with Penns Woods. At this meeting, Janney reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing) to the Luzerne Board of Directors that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration was fair, from a financial point of view, to the holders of Luzerne common stock. The Luzerne Board of Directors approved the merger agreement at this meeting.

The full text of Janney’s written opinion is attached as Annex B to this document and is incorporated in this joint proxy statement/prospectus by reference. Luzerne shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Janney. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Janney’s opinion speaks only as of the date of the opinion. The opinion is directed to the Luzerne Board of Directors and addresses only the fairness, from a financial point of view, of the merger consideration to the holders of Luzerne common stock. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Luzerne shareholder as to how the shareholder should vote at the Luzerne special meeting on the merger or any related matter.

In rendering its opinion, Janney, among other things:

•	reviewed the draft merger agreement;

•	reviewed the historical financial performance, current financial positions and general prospects of Luzerne and Penns Woods;

•	examined the historical stock prices and trading volumes of Luzerne’s and Penns Woods’ common stock;

•	reviewed certain internal financial data and projections of Luzerne and Penns Woods;

•	considered the proposed financial terms of the merger and examined the estimated results of the proposed merger on tangible book value and earnings per share;

•

to the extent deemed relevant, analyzed selected public information of certain other bank holding companies and compared Luzerne and Penns Woods, from a financial point of view, to these other bank and thrift holding companies;

•	compared the terms of the merger with terms of other comparable transactions to the extent information concerning such acquisitions was deemed generally comparable;

•	discussed with certain members of senior management of Luzerne and Penns Woods the strategic aspects of the merger; and

•	performed such other analyses and examination as deemed necessary.

In conducting its review and arriving at its opinion, Janney relied upon the accuracy and completeness of all financial and other information provided to it or otherwise publicly available. Janney did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Janney relied upon the management of Luzerne and Penns Woods as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to Janney, and Janney assumed that such forecasts and projections reflected the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such managements. Janney did not make any adjustments to the forecasts and projections provided by the management of Luzerne. Janney based its analysis of Penns Woods on internal management projections provided by senior management, which Janney updated to account for financial results as of June 30, 2012, while maintaining growth rates similar to those contained within the Penns Woods projections.

Janney assumed, without independent verification, that the aggregate allowance for loan and lease losses for Luzerne and Penns Woods are adequate to cover those losses. Janney did not make or obtain any evaluation or appraisals of the property, assets and liabilities of Luzerne and Penns Woods, nor did it examine any individual credit files.

Luzerne and Penns Woods do not publicly disclose internal management projections of the type provided to Janney in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, Janney assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments related to the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

Janney further assumed that the merger will be accounted for using the acquisition method under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Janney’s opinion is not an expression of an opinion as to the prices at which shares of Luzerne common stock or shares of Penns Woods common stock will trade following the announcement of the merger or actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, Janney made numerous assumptions with respect to industry performance, general business, economic, market and financial condition and other matters, which are beyond the control of Janney, Luzerne and Penns Woods. Any estimates contained in the analyses performed by Janney are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Janney opinion was among several factors taken into consideration by the Luzerne Board of Directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Luzerne Board of Directors with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by Janney to the Luzerne Board of Directors on October 18, 2012, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the Janney opinion or the presentation made by Janney to the Luzerne Board of Directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Janney did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Janney believes that its analyses and the summary of its analyses must be considered as a whole and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the merger agreement, upon completion of the merger, each share of Luzerne common stock will be converted, at the election of the shareholder, into either the right to receive (a) 1.5534 shares of common stock of Penns Woods, par value $8.33 per share, (b) $61.86 in cash or (c) a combination of cash and Penns Woods common stock. At the closing of the merger, 90% of the outstanding shares of Luzerne common stock will be converted into the right to receive shares of Penns Woods common stock and the remainder of the outstanding shares of Luzerne common stock will be converted into the right to receive cash subject to the right of Penns Woods, in its discretion, to increase the percentage of the total stock consideration. Based on Penns Woods’s price at the close of the stock markets on October 17, 2012, one day before the announcement of the transaction, of $44.26, the merger consideration represented a price of $68.06 per share to Luzerne’s common shareholders.

Selected Comparable Companies Analyses. Using publicly available information, Janney compared the financial condition and market performance of Luzerne to selected publicly traded banks headquartered in northeastern Pennsylvania with assets between $100 million and $700 million. Companies included in this group were:

• American Bank Inc.	• Neffs Bancorp Inc.
• CCFNB Bancorp Inc.	• Northumberland Bancorp
• Dimeco Inc.	• Norwood Financial Corp.
• Embassy Bancorp Inc.	• Peoples Financial Services Corp.
• Fidelity D & D Bancorp Inc.	• Peoples Ltd.
• Honat Bancorp	• Turbotville National Bancorp
• JTNB Bancorp Inc.	• UNB Corp.
• Landmark Bancorp Inc.	• Union Bancorp Inc.
• Mauch Chunk Trust Financial Corp.	• West Milton Bancorp Inc.
• MNB Corporation	• Woodlands Financial Services Co.
• Muncy Bank Financial Inc.

Additionally, using publicly available information, Janney compared the financial condition and market performance of Penns Woods to selected publicly traded banks headquartered in central and eastern Pennsylvania with assets between $500 million and $1.1 billion. Companies included in this group were:

• ACNB Corp.	• First Keystone Corp.
• American Bank Inc.	• First National Community Bancorp Inc.
• CCFNB Bancorp Inc.	• Franklin Financial Services Corp.
• Citizens Financial Services Inc.	• Honat Bancorp
• Codorus Valley Bancorp Inc.	• Kish Bancorp Inc.
• Dimeco Inc.	• Mid Penn Bancorp Inc.
• Embassy Bancorp Inc.	• Norwood Financial Corp.
• ENB Financial Corp	• Penseco Financial Services Corp.
• Fidelity D & D Bancorp Inc.	• Peoples Financial Services Corp.

To perform this analysis, Janney used financial information as of the twelve month period ended June 30, 2012, and market price information as of the close of the stock markets on October 17, 2012. Earnings estimates for 2012 and 2013 were taken from a nationally recognized earnings estimate consolidator for comparable companies. Certain financial data prepared by Janney, and as referenced in the tables presented below, may not correspond to the data presented in Luzerne’s and Penns Woods’s historical financial statements as a result of the different periods, assumptions and methods used by Janney to compute the financial data presented.

Janney’s analysis showed the following concerning Luzerne’s and Penns Woods’s financial condition:

	Luzerne	Luzerne Group Minimum	Luzerne Group Maximum
Return on Average Assets	0.76%	-0.66%	1.54%
Return on Average Equity	8.40%	-7.46%	15.40%
Net Interest Margin	3.98%	2.67%	4.64%
Noninterest Income / Average Assets	0.64%	0.10%	1.12%
Efficiency Ratio	68.7%	41.6%	89.5%

	Penns Woods	Penns Woods Group Minimum	Penns Woods Group Maximum
Return on Average Assets	1.76%	-0.20%	1.61%
Return on Average Equity	16.57%	-5.28%	18.07%
Net Interest Margin	4.63%	2.67%	4.52%
Noninterest Income / Average Assets	1.03%	0.19%	1.22%
Efficiency Ratio	50.4%	46.6%	101.0%

	Luzerne	Luzerne Group Minimum	Luzerne Group Maximum
Tangible Common Equity / Tangible Assets	9.1%	6.2%	16.6%
Tier 1 Capital Ratio	10.6%	10.5%	32.0%
Loans / Assets	80.6%	34.8%	76.0%
Nonperforming Assets + 90 Days / Assets	1.37%	0.04%	4.07%
Last Twelve Months Net Charge-Offs / Average Loans	0.12%	-0.10%	2.84%

	Penns Woods	Penns Woods Group Minimum	Penns Woods Group Maximum
Tangible Common Equity / Tangible Assets	10.4%	4.2%	12.7%
Tier 1 Capital Ratio	13.6%	6.7%	18.4%
Loans / Assets	56.8%	51.3%	75.4%
Nonperforming Assets + 90 Days / Assets	2.00%	0.19%	4.07%
Last Twelve Months Net Charge-Offs / Average Loans	0.79%	-0.02%	0.72%

	Luzerne		Luzerne Group Minimum		Luzerne Group Maximum
Stock Price / Tangible Book Value per Share	94.1%		56.8%		165.7%
Stock Price / Last Twelve Months EPS	11.6	x	8.2	x	13.2	x
Dividend Yield	1.5%		0.0%		4.8%
Last Twelve Months Dividend Payout Ratio	22.4%		0.0%		49.3%

	Penns Woods		Penns Woods Group Minimum		Penns Woods Group Maximum
Stock Price / Tangible Book Value per Share	199.7%		72.8%		172.1%
Stock Price / Last Twelve Months EPS	12.5	x	7.8	x	13.1	x
Dividend Yield	4.2%		0.0%		4.8%
Last Twelve Months Dividend Payout Ratio	52.4%		0.0%		63.2%

Recent Transactions Analysis. Janney reviewed publicly available information related to selected bank transactions involving institutions with assets under $1 billion announced since January 1, 2009, and headquartered in Delaware, Maryland, New Jersey, New York or Pennsylvania. Further, transaction multiples for the merger were evaluated based on the exchange ratio of 1.5534 and $61.86 cash consideration per share using the October 17, 2012 stock market closing price (one day prior to announcement) of Penns Woods’s common stock to arrive at an aggregate offer price of $68.06 per common share for Luzerne. For each transaction referred to below, Janney derived and compared, among other things, the following implied ratios:

•

price per common share paid for the acquired company to book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

tangible book value premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

price per common share paid for the acquired company to total assets per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

price per common share paid for the acquired company to last twelve months earnings per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

•

price per common share paid for the acquired company to closing price of the acquired company on day prior to the announcement of the acquisition (expressed as a percentage and referred to as the 1-day market premium).

Acquiror	Acquiree
• Hana Financial Group Inc.	• BNB Financial Services Corp.
• Investors Bancorp Inc.	• Marathon Banking Corporation
• S&T Bancorp Inc.	• Gateway Bank of Pennsylvania
• Provident New York Bancorp	• Gotham Bank
• Sandy Spring Bancorp Inc.	• CommerceFirst Bancorp Inc.
• S&T Bancorp Inc.	• Mainline Bancorp Inc.
• BankUnited Inc.	• Herald National Bank
• BCB Bancorp Inc.	• Allegiance Community Bank
• Bridge Bancorp Inc.	• Hamptons State Bank
• GNB Financial Services Inc.	• Herndon National Bank
• Community Bank System Inc.	• Wilber Corporation
• Modern Capital Partners L.P.	• Madison National Bancorp Inc.
• Chemung Financial Corp.	• Fort Orange Financial Corp.
• Old Line Bancshares Inc.	• Maryland Bankcorp Inc.
• Customers Bancorp Inc.	• Berkshire Bancorp Inc.
• F.N.B. Corp.	• Comm Bancorp Inc.
• WSFS Financial Corp.	• Christiana Bank & Trust Co.
• Kearny Financial Corp.	• Central Jersey Bancorp
• Bank of Princeton	• MoreBank
• Millbrook Bank System Inc.	• SNB Bancorp Inc.
• Donegal Financial Services Corp.	• Union National Financial Corp.
• Roma Financial Corp.	• Sterling Banks Inc.
• Capital Funding Bancorp Inc.	• AmericasBank Corp.

The results of the analysis are set forth in the following table:

Transaction Price to:	Penns Woods/ Luzerne Merger		Comparable Transactions Median		Comparable Transactions Minimum		Comparable Transactions Maximum
Book Value	165.0%		118.7%		3.5%		186.1%
Tangible Book Value	165.0%		125.9%		3.5%		189.7%
Core Deposit Premium	9.8%		2.5%		-9.1%		13.6%
Assets	15.0%		10.6%		0.2%		27.2%
Last Twelve Months EPS	20.3	x	23.8	x	13.4	x	54.2	x
1-Day Market Premium	75.4%		38.7%		0.1%		67.8%

No company or transaction used as a comparison in the above analysis is identical to Luzerne, Penns Woods or the merger. Accordingly, an analysis of these results is not mathematical. Instead, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Financial Impact Analysis. Janney performed pro forma merger analysis on the combined projected income statement and balance sheet information of Luzerne and Penns Woods. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact the merger would have on certain projected financial results of Penns Woods. In the course of this analysis, Janney used earnings estimates for Penns Woods based on discussion with Penns Woods’s management and used earnings estimates for Luzerne based on discussions with Luzerne’s management. This analysis indicated that the merger is expected to be accretive to Penns Woods’s estimated earnings per share in 2013, 2014 and 2015. Luzerne shareholders will be expected to receive an annual pro forma dividend of $2.63, on average, per share, which compares to Luzerne’s current annual dividend rate of $0.60 (or $0.75 if the recurring annual special dividend is included) and assumes that 90% of Luzerne’s common stock will be converted into Penns Woods stock. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Penns Woods and that Penns Woods is expected to maintain well-capitalized capital ratios. For all of the above analyses, the actual results achieved by Penns Woods following the merger may vary from the projected results, and the variations may be material.

Discounted Dividends Analysis. Janney performed a discounted dividends analysis to estimate a range of the present values of after-tax cash flows that Luzerne could theoretically produce for dividends to equity holders through 2017 on a standalone basis. In performing this analysis, Janney used management’s earnings estimates for Luzerne for 2012 through 2014 and had discussion with Luzerne management to develop reasonable projections for 2015 through 2017. Janney assumed discount rates ranging from 12.0% to 18.0%. The range of values was determined by adding the present value of projected cash flows to Luzerne shareholders from 2012 through 2017 and the present value of the terminal value of Luzerne’s common stock. In determining the cash flows available to shareholders, Janney assumed that Luzerne would maintain a tangible common equity to tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Luzerne. In calculating the terminal value of Luzerne, Janney applied multiples ranging from 9.0 to 17.0 times 2017 projected earnings. This resulted in a range of values for Luzerne from $30.54 to $64.44 per share. The discounted dividends present value analysis is a widely used valuation methodology that relies on numerous assumptions, including growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Luzerne.

Information Regarding Janney. Janney, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, private placements and valuations for corporate and other purposes. Luzerne and Janney have entered into an agreement whereby Janney has acted as financial advisor to Luzerne in connection with the merger. Luzerne paid Janney a fee of $15,000 upon the execution of the engagement agreement, a fee of approximately $50,000 upon the execution of the definitive agreement and plan of merger, and a fee of $135,000 upon the closing of the transaction. In addition, Luzerne has agreed to reimburse Janney for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Janney for certain liabilities arising out of its engagement. During the two years preceding the date of its opinion to Luzerne Janney has not received compensation (other than the $15,000 engagement retainer fee from Luzerne in connection with the merger and the $50,000 fee due upon the execution of the definitive agreement and plan of merger) for investment banking services from either Luzerne or Penns Woods.

Penns Woods’ Reasons for the Merger

The board of directors and senior management of Penns Woods periodically review and evaluate the economic and regulatory environments in which Penns Woods and its affiliated companies operate. Part of this review in recent years has included an acknowledgement of the effects of additional oversight and regulation on revenues, expenses and capital requirements for financial institutions, particularly community banks, as a result of the passage in 2010 of the Dodd-Frank Act and other factors. The board of directors and senior management generally believe that greater size and scale can help a community-oriented financial institution address the costs of anticipated additional regulation as well as provide additional revenue opportunities. In light of these observations, Penns Woods has elected to pursue a controlled growth strategy, which may include both organic growth and the targeted acquisition of other financial institutions with strong performance characteristics in Penns Woods’ market area or in contiguous market areas. This strategy may also include a bank holding company model with Penns Woods serving as the holding company for Jersey Shore State Bank as well as additional separately chartered banking subsidiaries in contiguous markets in northern Pennsylvania or in other markets.

Penns Woods entered into the merger agreement to further implement this strategy, as well as to provide additional opportunities for revenue growth. Penns Woods’ board of directors reviewed and discussed the transaction with senior management, as well as its financial and legal advisors, in unanimously determining that the merger was advisable and in the best interests of Penns Woods. In reaching its determination, the Penns Woods board of directors considered a number of factors, including the following:

•

the board’s understanding of the business operations, management, financial condition, asset quality, product offerings, and prospects of Luzerne based on, among other things, presentations of management and Penns Woods’ financial advisor;

•	the board’s concurrence with management that the merger provides Penns Woods with an expansion opportunity into a favorable market that extends the Penns Woods market area contiguously to the east;

•

the board’s view that Luzerne’s product offerings and business mix are compatible with those of Penns Woods and provide Penns Woods with opportunities to accelerate loan growth and to build upon the market share of secondary market loan generations, as well as opportunities to expand Penns Woods’ insurance and investment business activities;

•	the board’s understanding, based on information then available, that the merger is expected to be accretive to earnings within 18 months after closing;

•	the results of the due diligence examination of Luzerne and its business operations, including asset quality and composition of its investment portfolio;

•

the board’s assessment of the compatibility of the respective employee and business cultures of Penns Woods and Luzerne and the ability of Penns Woods to effectively operate Luzerne Bank as a separately chartered banking subsidiary of Penns Woods;

•

the board’s view that the combined company will have the potential for a stronger competitive position in a market place where relatively greater size and scale may become increasingly more important factors for financial performance and success;

•

the financial information and analyses presented by Penns Woods’ financial advisor, Monocacy, and the opinion of Monocacy to the effect that, as of the date of such opinion, based on and subject to the factors and assumptions set forth in the opinion, the consideration to be paid in the merger is fair from a financial point of view to Penns Woods; and

•

the review by the board of directors with, Stevens & Lee, its legal advisor, and Monocacy, its financial advisor, of the structure of the merger and the financial and other terms of the merger agreement.

The foregoing discussion of the information and factors considered by Penns Woods’ board of directors is not exhaustive, but includes the material factors considered by the board. In view of the wide variety of factors considered by the board of directors of Penns Woods in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Penns Woods’ board of directors evaluated the factors described above, including asking questions of Penns Woods’ legal and financial advisors. In considering the factors described above, individual members of Penns Woods’ board of directors may have given different weights to different factors. The board of directors relied on the experience and expertise of its legal advisors regarding the structure of the merger and the terms of the merger agreement and on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. It should also be noted that this explanation of the reasoning of Penns Woods’ board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 43.

The materials reviewed by the Board of Directors prepared by Monocacy in connection with the Board’s unanimous recommendation to shareholders to approve the transaction included certain analyses which, if viewed on a standalone basis, may not support the recommendation. With respect to the contribution analysis prepared by Monocacy on a pro forma basis as of September 30, 2012, the analysis indicated that, as of such date, Penns Woods would have contributed 83.4% of the combined net income, while Penns Woods shareholders would own approximately 80% of the outstanding shares of the combined company. The Monocacy materials also indicated that, based on comparable banking companies with similar balance sheet and income statement characteristics (regarding commercial loans to gross loans, noninterest bearing deposits to total deposits, low non-performing assets to total assets, and return on equity), the implied market value range of Luzerne’s common stock on a normal trading period basis without any change in control premium was estimated to be between $47.01 and $59.33 per share (although with a change in control premium was estimated to be between $72.14 and $87.04 per share). The Monocacy materials indicated that, in a discounted cash flow analysis based on the stated assumptions, the hypothetical valuation range of Luzerne’s common stock on a normal trading basis without any change in control premium was between $45.95 to $59.67 (although with a change in control premium was between $61.46 and $80.32). Finally, the Monocacy materials indicated that the financial impact of the transaction to Penns Woods could be modestly dilutive to tangible book value after the second full year of combined operations. The board of directors concluded to unanimously recommend the transaction to Penns Woods shareholders notwithstanding these individual analyses because the board considered all of the analyses taken as a whole when considering Monocacy’s opinion as to the fairness of the consideration to be paid by Penns Woods in the merger from a financial point of view and also considered the analyses in light of the other factors described above.

Specifically it was noted that (i) the pro forma net income contribution analysis difference (83.4% contribution by Penns Woods to pro forma net income for the nine months ended September 13, 2012 versus pro forma ownership by Penns Woods shareholders as of such date of 80%) was not significant particularly in light of the other contribution analyses presented (along with tax rate differentials from municipal and other tax free earnings at Penns Woods), (ii) it was appropriate to consider a control premium for Luzerne shares with respect to the implied market value analysis and the discounted cash flow analysis given the change in control nature of the transaction as it relates to Luzerne, and (iii) although there could be modest tangible book value dilution per share after the second full year of the transaction of approximately $0.48, the transaction was expected to be accretive to earnings per share by approximately $0.15 over the same period. Given the market to tangible book value and market to earnings multiples experienced in the community bank sector, the board of directors concluded that the theoretical market value pick-up from increased earnings per share outweighed the theoretical market value loss from possible dilution to tangible book value per share.

Recommendation of Penns Woods’ Board of Directors

Penns Woods’ board of directors believes that the terms of the transaction are in the best interests of Penns Woods and its shareholders and has unanimously approved the merger agreement. Accordingly, Penns Woods’ board of directors unanimously recommends that Penns Woods shareholders vote “FOR” adoption of the merger agreement.

Opinion of Monocacy Financial Advisors, LLC, Financial Advisor to Penns Woods

Penns Woods retained Monocacy to act as Penns Woods’ investment banker and financial advisor in connection with the merger and related matters based upon its qualifications, expertise and reputation, as well as its familiarity with Penns Woods and other community banking organizations like Penns Woods and Luzerne. Monocacy is a nationally recognized investment banking, advisory, and consulting firm providing services of similar nature to community banking organizations. As a part of its investment banking and advisory business, Monocacy is continually engaged in the valuation of businesses in connection with mergers and acquisitions, private placements, and valuations for ESOPs, capital formation and capital structure transactions, going private transactions, corporate and other purposes.

At the October 18, 2012, special meeting of the Penns Woods board of directors, Monocacy provided an oral opinion (with a written opinion following the close of business) that the 1.5534 exchange ratio and $61.86 cash consideration (determined as (a) 1.5534 shares of common stock of Penns Woods, par value $8.33 per share, (b) $61.86 in cash or (c) a combination of cash and Penns Woods common stock with a maximum of 90% (with Penns Woods discretion to exceed this amount if potentially elected by Luzerne shareholders) of the outstanding shares of Luzerne common stock converted into the right to receive shares of Penns Woods common stock and the remainder of the outstanding shares of Luzerne common stock will be converted into the right to receive cash) offered to Luzerne is fair to Penns Woods’ shareholders from a financial point of view. No limitations were imposed by Penns Woods on the scope of Monocacy’s investigation or on the procedures followed by Monocacy in rendering its opinion. At the same meeting, the Penns Woods board of directors approved the merger and the merger agreement, subject to review by the Penns Woods board of directors of the final version of certain ancillary agreements and the receipt on Monocacy’s written opinion. Later that day, Monocacy delivered its written opinion to the Penns Woods board of directors confirming its oral opinion, and the Penns Woods board of directors voted, unanimously, to adopt the merger agreement and recommend that the shareholders of Penns Woods approve the merger agreement.

The full text of the opinion of Monocacy, which sets forth, among other things, assumptions made, procedures followed, matters considered and limits on the review undertaken by Monocacy, is attached as Annex C to this joint proxy statement/prospectus. Holders of Penns Woods common stock are urged to read the opinion in its entirety. Monocacy’s opinion is directed only to the exchange ratio and consideration described in the merger agreement and does not constitute a recommendation to any Penns Woods shareholder as to how such shareholder should vote at the Penns Woods annual shareholder meeting. The summary set forth in this joint proxy statement/prospectus of the opinion of Monocacy is qualified in its entirety by reference to the full text of its opinion attached to this document as Annex C.

In arriving at its opinion, Monocacy engaged in discussions with members of both the management teams of Penns Woods and Luzerne, separately, concerning the historical and current business operations, financial conditions and prospects of Penns Woods and Luzerne and reviewed:

•	the merger agreement;

•

certain publicly available information for Luzerne, including each of its Annual Reports to Shareholders for the years ended December 31, 2011, 2010 and 2009, and the quarterly call reports for Luzerne Bank for each of the quarterly periods ended on March 31 and June 30, 2012, and the Luzerne internal consolidated and consolidating financial results for the quarter ended September 30, 2012 furnished by Luzerne management;

•

certain publicly available information for Penns Woods, including each of its Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2011, 2010 and 2009 and the quarterly reports on Form 10-Q for each of the quarterly periods ended on March 31 and June 30, 2012, and the Penns Woods internal consolidated and consolidating financial results for the quarter ended September 30, 2012 furnished by Penns Woods management;

•

certain information, including historical and forecasted financial information, relating to earnings, dividends, assets, liabilities, and prospects of Luzerne furnished by senior management of Luzerne;

•

certain information, including historical and forecasted financial information, relating to earnings, dividends, assets, liabilities, and prospects of Penns Woods as furnished by senior management of Penns Woods;

•	Luzerne senior management projected earnings estimates or budget(s) for fiscal years 2012 through 2015, if available;

•	Penns Woods senior management projected earnings estimates or budget(s) for fiscal years 2012 through 2015, if available;

•

the estimated amount and timing of the deal costs, cost savings and potential mark to market impacts expected to result from the merger which were furnished by senior management teams of Luzerne and Penns Woods and observed in other similar transactions reviewed by Monocacy;

•	the financial condition and operating results of certain other financial institutions that we deemed comparable;

•	an underlying value (contribution and receipt) analysis of Luzerne and Penns Woods to the combined entity with regard to certain financial metrics as of September 30, 2012;

•	the recent stock prices and trading activity for the common stock of both Penns Woods and Luzerne during the last 2 years and up until the day prior to the announcement of the merger;

•

various valuation analyses of Luzerne and Penns Woods that Monocacy performed including an analysis of comparable companies, analysis of comparable transactions, discounted dividend cash flow analysis, and financial impact (accretion/dilution) analysis; and

•	such other information, financial studies, regulatory overviews and summaries, analyses and investigations and such other factors that Monocacy deemed relevant for the purposes of its opinion.

In conducting its review and arriving at the opinion, Monocacy, with Penns Woods board of directors consent, has relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Monocacy by Luzerne and Penns Woods or upon publicly available information. Monocacy does not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. Monocacy has further relied upon the assurance of management of Luzerne and Penns Woods that they were unaware of any facts that would make the information provided or available to Monocacy incomplete or misleading in any respect. Monocacy did not make any independent evaluations, valuations or appraisals of the assets or liabilities of Luzerne and Penns Woods. Monocacy did not review any individual credit files and assumed that the aggregate allowances for credit losses and marks relating to the loans of Luzerne and Penns Woods were and will continue to be adequate to cover such losses. The opinion is necessarily based upon economic and market conditions and other circumstances as they existed and were evaluated by Monocacy on the date of its opinion. Monocacy does not have any obligation to update its opinion, unless requested by the Penns Woods board of directors in writing to do so, and Monocacy expressly disclaims any responsibility to do so in the absence of such a written request.

The projections furnished to Monocacy and used by it in certain of its analyses were prepared by, or derived from, Luzerne and Penns Woods senior management. Luzerne and Penns Woods do not publicly disclose internal management projections of the type provided to Monocacy in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections, or change over time.

For purposes of rendering its opinion, Monocacy assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the agreement of merger and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers;

•	there is no taxation at the corporate level as provided by and at the guidance of Penns Woods and Luzerne counsels, respectively; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements, and related expenses expected to result from the merger.

Monocacy further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. Monocacy’s opinion is not an expression of an opinion as to the prices at which shares of Luzerne or Penns Woods common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

No limitations were imposed by Penns Woods on Monocacy on the scope of Monocacy’s investigation or the procedures to be followed by Monocacy in rendering its opinion. Except for the disclosure at the end of this section, during the two year period preceding the engagement of Monocacy by Penns Woods with respect to the merger with Luzerne, there was no material relationship between Monocacy or any of its affiliates or representatives on the one hand (or its principals) and Penns Woods or any of its affiliates on the other hand. Nor was there, except for the disclosure at the end of this section, during the two year period preceding the signing of the merger agreement, any material relationship between Monocacy or any of its affiliates or representatives on the one hand (or its principals) and Luzerne or any of its affiliates on the other hand. Additionally, neither Monocacy nor its principals owned any securities issued by Luzerne or Penns Woods in this time frame (or up to the merger announcement date of October 18, 2012). The form and amount of the consideration to be paid to Luzerne or its shareholders were determined through arms length negotiations between Penns Woods and Luzerne. Monocacy was not requested to opine as to, and its opinion does not address, Penns Woods’s underlying business decision to proceed with or effect the merger or the relative merits of the merger compared to any alternative transaction that might be available to Penns Woods. Further, its opinion does not constitute a recommendation to the shareholders of Penns Woods with respect to any approval of the merger agreement or the merger.

Additionally, Monocacy was not requested to opine as to, and its opinion does not address, the fairness of the amount or nature of the compensation to any of Luzerne’s officers, directors or employees other than the merger consideration to be received, if any, by such persons due to their status as a shareholder of Luzerne.

In the analyses, Monocacy has made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Penns Woods and Luzerne. Any estimates contained in the analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No comparable company or merger utilized in Monocacy’s analyses was identical to Penns Woods, Luzerne, or the merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of Penns Woods and Luzerne or companies to which it is being compared. None of the analyses performed by Monocacy was assigned a greater significance than any other.

The financial forecast information and projected cost savings and other projected synergies expected to result from the merger furnished by management of Penns Woods and Luzerne, respectively, and deemed reasonable by them, contained in or underlying Monocacy’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. In that regard, Monocacy assumed, with Penns Woods’s and Luzerne’s consent, that the projected financial forecasts, including the projected cost savings, projected adjustments, impact to credit and underwriting, and other projected synergies expected to result from the merger, were reasonably prepared on a basis reflecting the best currently available judgments of Penns Woods and Luzerne, and that such forecasts will be realized in the amounts and at the times that they contemplate. The estimates contained in Monocacy’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by those analyses. Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses.

The following is a summary of the material analyses presented by Monocacy to the Penns Woods board of directors in connection with its October 18, 2012 opinion. In connection with its written opinion dated as of the same date, Monocacy performed procedures to update certain of its analyses and review the assumptions on which such analyses were based and the factors considered in connection therewith. The summary is not a complete description of the analyses underlying the Penns Woods opinion or the presentation made by Monocacy to Penns Woods board of directors, but summarizes the material analyses performed and presented in connection with such an opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Monocacy did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Monocacy believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Transaction Summary and Summary Analysis of the Transaction

Pursuant to the terms of the merger agreement, upon completion of the merger, each share of Luzerne common stock will be converted, at the election of the shareholder, into either the right to receive (a) 1.5534 shares of common stock of Penns Woods, par value $8.33 per share, (b) $61.86 in cash or (c) a combination of cash and Penns Woods common stock. At the closing of the merger, a maximum of 90% (with Penns Woods discretion to exceed this amount if Luzerne shareholders elect to convert more than 90% of the outstanding shares of common stock of Penns Woods stock) of the outstanding shares of Luzerne common stock will be converted into the right to receive shares of Penns Woods common stock and the remainder of the outstanding shares of Luzerne common stock will be converted into the right to receive cash. Based on Penns Woods’ price of $44.26 on the close of the market October 17, 2012, the merger consideration represented a price of $68.06 per share to Luzerne’s common shareholders.

Price (1) (2)	Price Per Share	Price/ Tangible Book (3)	Price/ LTM Earnings (3) (4)	Price/ Deposits (3)	Price/ Assets (3)	Tangible Book Premium/ Core Deposits (3)	Market Premium/ Luzerne Stock Price (5)
$46,059	$68.06	1.61x	19.31x	16.87%	14.81%	9.80%	75.4%

(1)	Transaction announced October 18, 2012. Dollars in thousands.
(2)	Transaction price based on the closing price of Penns Woods stock on October 17, 2012 and the pre-determined exchange ratio of 1.5534 shares of Penns Woods stock for each Luzerne share of stock and/or $61.86 in cash for each Luzerne share, assuming 90% Luzerne share election for Penns Woods stock.
(3)	Based on September 30, 2012 end of period and/or latest twelve months data, as released.
(4)	Based on core income of Luzerne.
(5)	Based upon the closing price of Luzerne on October 17, 2012

Monocacy reviewed the terms of the merger and the merger agreement and was a significant contributor in the negotiations of the merger process. Monocacy adjusted the financial data throughout its analyses to exclude any non-recurring income and expenses and any extraordinary items, if known or disclosed as such. Monocacy considered, among other things:

•	the proposed 1.5534 fixed exchange ratio and related mechanism and the cash consideration of $61.86 (and resulting ownership percentages pre- and post-closing);

•	the form of the consideration (cash and stock mix and limitations thereof) that Penns Woods would offer for Luzerne in the merger;

•

the observation that the exchange ratio and cash consideration was determined and negotiated at a point where the calculated value of both the stock and cash consideration was $61.86 per share, or 1.47x Luzerne’s equity;

•	the observation that the exchange ratio is fixed resulting in a known number of maximum issuable shares in the merger therefore locking in the known number of shares to be issued by Penns Woods;

•

the observation that Penns Woods price to book market value of 1.81x exceeded the transaction price book multiple of 1.61x (at announcement) and that the Penns Woods shareholders would be accreting $16.3 million gross equity, or $4.32 per share, on an underlying value basis as a result of the transaction and Penns Woods pro-rata ownership;

•

the observation that Penns Woods was acquiring Luzerne below the hypothetical transaction value ($60.0 million; 2.10x price book; 2.0102 exchange ration) implied by the relative underlying value analysis (contribution and receipt) and below the hypothetical book for book exchange transaction value ($51.6 million; 1.81x price book; 1.7270 exchange ratio) implied by the relative underlying value analysis (contribution and receipt);

•

the observation that the financial impact to Penns Woods could modestly dilutive to tangible book value per share (approximately $0.48 per share after the second full year of operations) but accretive to earnings per share (approximately $0.15 per share after the second full year of operations) and the relative hypothetical value pick up/loss differential per share of these two data points (hypothetical decline per share from tangible book value per share could be approximately $.87 per share, or current 1.81x Penns Woods market price to book multiple multiplied by $0.48, while hypothetical increase per share from earnings per share could be approximately $1.80 per share, or current 12x Penns Woods price to earnings multiple multiplied by $0.15 per share);

•

the observation that Penns Woods would be acquiring a well established and well branded community bank in a growing market thereby expanding its own footprint geographically at reasonable pricing parameters;

•

the observation that Penns Woods is acquiring approximately $310 million of productive banking assets and liabilities versus assets for the sake of assets and deploying current excess capital into growth situations with Luzerne;

•

the observation that, based on comparable banking companies that maintained the same balance sheet and income statement characteristics regarding commercial loans to gross loans, noninterest bearing deposits to total deposits, low non-performing assets to total assets, net interest income to assets, and return on equity, Luzerne’s implied market value range on a normal trading basis (non change of control premium) is estimated to be $47.01 to $59.33 per share;

•

the observation that, based on comparable banking merger transactions of banking companies that maintained the same balance sheet and income statement characteristics regarding commercial loans to gross loans, noninterest bearing deposits to total deposits, low non-performing assets to total assets, net interest income to assets, and return on equity, Luzerne’s implied merger value range per share is estimated to be $72.14 to $87.04 per share or 1.79x book and 19.8x earnings using the average of observations;

•

the observation that a discounted dividend cash flow analysis revealed (assumptions provided below in that headed section herein) that Luzerne’s hypothetical valuation range on a normal trading basis (non change of control premium) lies between $45.95 to $59.67 per share and that the hypothetical merger valuation range (assuming a control premium) lies between $61.46 and $80.32 per share (both with comparable companies and comparable transactions reviewed);

•	the observation that the expected economies of scale and revenue enhancements equate to no more than 18% of Luzerne’s non-interest expense base; and

•

the fact that Luzerne will be bringing a quality balance sheet and cash flows, commercial banking operations with small business commercial loans and noninterest bearing deposits, and high quality personnel, management, and board members into the combined Penns Wood organization.

Trading Analyses

Monocacy reviewed the stock prices, relative performance and trading volumes of both Luzerne and Penns Woods over various time frames and compared each to various indices. Additionally, Monocacy charted the published stock price for both companies over the last two years and compared those values to various banking indices.

Trading / Volume / Stock Performance Analysis (1)(2)

	Luzerne	Penns Woods
October 18, 2012	$38.80	$44.26
October 18, 2010	$33.75	$33.76
2 yr change	12.6%	31.1%
Volume traded in shares	100,935	3,269,217
Volume traded in dollars, average	$3,621,043	$127,532,155
Per month traded	$150,877	$5,313,840
SNL Pink Bank Index Return	5.61%	5.61%
KBW Bank Index Return	9.01%	9.01%
NASDAQ Bank Index Return	10.48%	10.48%

(1)	All averages and return data are as of October 17, 2012.
(2)	Source: SNL Financial

From this analysis, Monocacy noted that community banking organizations that trade on the “Pink Sheets/OTCBB” (referred to herein as “Pink Sheet(s)”) trade at a discount versus the same sized community banking organizations that trade on The Nasdaq Global Select Market. Though smaller organizations typically trade on the Pink Sheets versus The Nasdaq Global Select Market, there are many examples of larger organizations that trade on the Pink Sheets. Though many reasons exist for this discount, including lack of information flow and lack of stringent filing requirements with the SEC, Monocacy noted this fact to the Penns Woods board of directors.

It was noted by Monocacy to the Penns Woods board of directors that Luzerne trades via the Pink Sheets and that making comparisons to banks trading on the Pink Sheets may lead to erroneous conclusions regarding Luzerne, including its implied “market” value, pricing multiples, premiums paid over market for merger and acquisition transactions, and general pricing observations. Therefore, Monocacy provided information establishing the comparison of Luzerne to Nasdaq banking organizations as they provide a more robust valuation comparison, especially as it relates to the operational characteristics of Luzerne including commercial loans to loans, noninterest bearing deposits to deposits, NPA levels, and returns on assets and equity. Monocacy also pointed out that a more meaningful comparison of Luzerne to peers should be based on these operating characteristics of Luzerne instead of just asset size. Monocacy noted to the Penns Woods board of directors that institutions growing via merger and acquisition strategy should focus on earnings and cash flow for each merger target versus asset size, and that value is based on the efficient use of these characteristics versus pure asset size.

From this discussion, Monocacy provided comparable banking company comparisons to similarly situated banking organizations that resembled Luzerne. These characteristics for Luzerne included banks that maintained similar ratios concerning commercial loans to loans, noninterest bearing deposits to deposits, low NPA levels, low Texas Ratios (low NPA to higher capital and reserve levels), higher net interest margins, and higher return on equity levels.

Analysis of Selected Comparable Companies

Using publicly available data, Monocacy compared selected financial and operating results of Luzerne to various peer group institutions operating with comparable operating and financial characteristics of Luzerne in order to determine comparable valuations on an ongoing trading, non-change of control, basis. To perform this analysis, Monocacy used financial information as of the latest twelve month period ended September 30, 2012 (or June 30, 2012 if not available), and market price information as of the close of the stock market on October 17, 2012. Certain financial data prepared by Monocacy, and as referenced in the tables presented below, may not correspond to the data presented in Luzerne’s historical financial statements as a result of the different periods, assumptions and methods used by Monocacy to compute the financial data presented. Also, no financial institution used in the following analyses as a comparison is identical to Luzerne. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the financial institutions to which Luzerne was compared.

Monocacy again noted that Pink Sheet organizations almost always trade at discounts to Nasdaq banks due to limited information flow to investors and potential investors. Monocacy shared this analysis in summary form with the Penns Woods board of directors and is identified as Step 1 in the chart below. Monocacy also noted to the Penns Woods board of directors its opinion that investors and potential investors decision point for investing and potentially investing is based on balance sheet and operating statistical components and positive financial results from those characteristics, not just asset size.

From this investigation for the Penns Woods board of directors, Monocacy reviewed for observational purposes a group of banks of roughly similar size to Luzerne situated in Northeast Pennsylvania. Monocacy noted that of these 17 identified banks, all were Pink Sheet banks, none had a commercial loan portfolio to total loans in the same percentage as Luzerne, none had a noninterest bearing deposit to deposits in the same percentage as Luzerne, and nearly all maintained a level of 1-4 family mortgages three times greater than Luzerne. Moreover, the commercial loan and noninterest bearing percentages for this group was less than four times for the commercial portfolio and three times less for the noninterest bearing portfolio, with the resulting noninterest margin being 3.56% for the group versus 3.97% for Luzerne. This review is identified as Step 2 in the chart below.

Therefore, Monocacy expanded its review to include all Pennsylvania banks with assets between $200 million and $3 billion. Monocacy noted that of these 51 identified banks, 35 (or 69%) were Pink Sheet banks, only 4 had a commercial loan portfolio to total loans in the same approximate percentage as Luzerne, only 1 had a noninterest bearing deposit to deposits in the same approximate percentage as Luzerne, and a significant number maintained a level of 1-4 family mortgages three times greater than Luzerne. Moreover, the commercial loan and noninterest bearing percentages for this group was less than three times for the commercial portfolio and two times less for the noninterest bearing portfolio, with the resulting noninterest margin being 3.61% for the group versus 3.97% for Luzerne. This review is identified as Step 3 in the chart below.

Monocacy then expanded Step 3 to include Mid Atlantic banks in the review. Monocacy noted that of these 120 identified banks, 75 (or 63%) were Pink Sheet banks, only 10 (7 Pink Sheet) had a commercial loan portfolio to total loans in the same approximate percentage as Luzerne, only 9 (4 Pink Sheet) had a noninterest bearing deposit to deposits in the same approximate percentage as Luzerne, and a significant number maintained a level of 1-4 family mortgages three two times greater than Luzerne. Moreover, the commercial loan and noninterest bearing percentages for this group was less than three times for the commercial portfolio and two times less for the noninterest bearing portfolio, with the resulting noninterest margin being 3.65% for the group versus 3.97% for Luzerne. This review is identified as Step 4 in the chart below.

Monocacy, therefore, expanded the search for commercial banking organizations that operated with similar balance sheet and operating characteristic as Luzerne. These characteristics included comparable percentages for commercial loans to total loans, noninterest bearing deposits to total deposits, low 1-4 family mortgage loans to total loans, low NPAs to equity plus reserves, and positive return on equity. Monocacy identified 27 banking institutions meeting these criteria. Monocacy noted that all of these institutions are Nasdaq institutions. Monocacy then subdivided this group by category to establish a comparable trading estimation for Luzerne. This review is identified as Step 5 in the chart below.

From this review for the Penns Woods board of directors, Monocacy established a hypothetical trading range of $47.01 to $59.33 per share for Luzerne on a non-change of control basis.

Step	#	Institution Name or Comparison Group	Dividend Payout Ratio (%)	Total Assets)	Risk- based Capital Ratio (%)	NPAs/ Assets (%)	NPA / Equity and ALLL	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Eff. Ratio (%)
		Luzerne National Bank Corporation	21.3	310,914	12.2	1.3	16.2	0.79	8.69	3.97	67.77
1
		PA and Mid Atlantic Banks $200MM to $3B
	28	Pink Sheet Banks, LUZR characteristics	—	276,653	16.1	1.6	15.9	0.55	5.81	3.81	72.35
	57	NASDAQ or greater Banks, LUZR characteristics	24.7	1,361,311	15.9	1.9	18.0	0.94	9.29	3.97	63.11
2
	17	North East PA Banks ($200-$500MM)	36.6	336,424	17.2	1.5	16.1	0.96	9.03	3.56	65.24
	0	Greater Commercial than LUZR	none	none	none	none	none	none	none	none	none
	0	Greater Noninterest Bearing than LUZR	none	none	none	none	none	none	none	none	none
3
	51	All PA Banks ($200-$3B)	36.9	644,093	15.6	1.5	16.5	0.91	9.58	3.61	62.62
	4	Greater Commercial than LUZR	42.2	1,337,654	14.4	1.9	19.2	0.97	12.13	3.69	59.51
	1	Greater Noninterest Bearing than LUZR	36.6	376,006	25.9	0.2	1.1	1.57	11.05	4.26	62.62
4
	120	Mid Atlantic ($200-$3B)	30.0	532,166	15.7	1.4	15.2	0.84	8.40	3.65	65.50
	10	Greater Commercial than LUZR	24.2	833,866	15.4	1.1	11.0	0.95	9.48	3.93	64.06
	9	Greater Noninterest Bearing than LUZR	36.6	438,002	15.7	1.4	13.2	0.81	8.51	3.73	64.61
5
	27	National Banks comparable to LUZR (NASDAQ)	27.1	1,356,040	15.9	2.0	17.6	0.93	8.90	3.97	63.72
	2	PA	55.7	1,986,639	15.4	1.9	19.2	0.92	9.31	3.69	58.27
	3	Mid Atlantic	51.4	1,986,639	15.4	1.6	19.2	0.82	7.75	3.95	66.95
		By Category
		Commercial loans 25% to 35% of total loans	24.8	1,394,942	16.0	1.8	18.4	0.95	10.09	3.96	61.31
		Noninterest bearing 25% to 35% of total dep.	20.5	1,386,862	16.6	2.0	16.7	0.74	6.88	4.19	67.19
		Texas Ratio 10% to 20%	34.6	1,350,422	16.1	1.6	16.4	0.93	8.44	3.97	62.49
		Assets $200MM - $1B	3.6	649,466	16.1	2.6	21.9	0.82	6.16	4.07	63.72
		Return on Equity 7.50% to 10.50%	35.4	1,726,441	15.9	1.5	15.0	0.95	8.90	4.19	66.39

Step	#	Institution Name or Comparison Group	1-4 Family Loans/ Loans (%)	Cons. Loans/ Loans (%)	Com’l Loans/ Loans (%)	NIB Dep./ Dep. (%)	Price / TBPS	Price / Core EPS	Price / Deposits	Price / Assets
		Luzerne National Bank Corporation	12.9	10.8	27.0	30.6	0.90	10.80	9.42	8.27
1
		PA and Mid Atlantic Banks $200MM to $3B
	28	Pink Sheet Banks, LUZR characteristics	8.2	5.0	30.7	21.8	0.85	10.39	9.82	8.51
	57	NASDAQ or greater Banks, LUZR characteristics	9.0	6.7	32.3	26.9	1.18	12.55	14.28	11.63
2
	17	North East PA Banks ($200-$500MM)	37.1	11.0	7.0	10.8	1.05	9.96	11.29	9.45
	0	Greater Commercial than LUZR	none	none	none	none	none	none	none	none
	0	Greater Noninterest Bearing than LUZR	none	none	none	none	none	none	none	none
3
	51	All PA Banks ($200-$3B)	30.9	10.9	11.5	15.0	1.05	10.15	11.15	9.37
	4	Greater Commercial than LUZR	15.3	10.1	29.3	13.8	1.17	10.55	12.80	10.94
	1	Greater Noninterest Bearing than LUZR	37.1	5.8	9.5	31.6	1.14	7.84	20.16	16.95
4
	120	Mid Atlantic ($200-$3B)	23.6	10.3	11.6	16.8	0.99	11.47	10.30	8.90
	10	Greater Commercial than LUZR	15.3	7.5	30.1	17.5	1.02	11.43	13.00	10.85
	9	Greater Noninterest Bearing than LUZR	10.4	5.8	19.4	34.5	1.16	14.98	13.54	11.16
5
	27	National Banks comparable to LUZR (NASDAQ)	9.5	7.0	32.1	27.8	1.16	12.62	14.47	11.65
	2	PA	24.6	7.6	33.5	15.1	1.47	13.23	15.54	12.77
	3	Mid Atlantic	11.3	4.9	33.5	23.3	1.38	14.47	14.08	11.79
						Average	1.34	13.44	14.70	12.07
						Range $	56.42	51.47	59.33	55.47
		By Category
		Commercial loans 25% to 35% of total loans	10.0	7.4	30.6	24.0	1.16	11.60	13.89	11.29
		Noninterest bearing 25% to 35% of total dep.	7.1	5.0	30.9	31.0	1.00	16.21	14.28	11.63
		Texas Ratio 10% to 20%	7.1	6.1	32.5	26.0	1.21	12.77	15.65	12.42
		Assets $200MM - $1B	12.9	8.0	31.8	20.8	0.86	10.20	10.92	8.74
		Return on Equity 7.50% to 10.50%	10.2	5.3	32.8	28.5	1.35	13.44	13.81	11.39
						Average	1.11	12.84	13.71	11.10
						Range $	47.01	49.19	55.35	50.99

Underlying Value (Contribution and Receipt) Analysis

The underlying value analysis performed by Monocacy compares the relative contribution of key balance sheet and income statement measures by Penns Woods and Luzerne to the pro-forma consolidated company as of September 30, 2012. Monocacy uses this analysis to determine what the prospective pro-forma ownership could have been based on major balance sheet and income statement components and assuming a book for book swap. This analysis is compared to the actual negotiated ownership, via the exchange ratio.

Monocacy noted that the exchange ratio negotiated (provided in Box 3) is below that of a normal contribution analysis (provided in Box 1) as well as that of a book for book swap (provided in Box 2) and pointed out the accretion to the Penns Woods board of directors that would accrue to the Penns Woods shareholders based on the current transaction structure (provided in Box 4).

Underlying Value Analysis—Bank Data

($ in 000s)

Contribution analysis is prior to any mark to market or other merger accounting adjustments.

	Penns Woods		Luzerne
	Balance	% Cont.	Balance	% Cont.	Combined Balance
BALANCE SHEET:
Cash and Investments	$317,399	86.4%	$49,789	13.6%	$367,188
Loans, Net	$477,530	66.1%	$244,437	33.9%	$721,967
Total Assets	$840,606	73.0%	$310,914	27.0%	$1,151,520
Deposits	$641,110	70.1%	$273,002	29.9%	$914,112
Other Borrowings	$94,210	93.1%	$6,929	6.9%	$101,139
Shareholders’ Equity - Common	$93,779	76.7%	$28,554	23.3%	$122,333

STATEMENT OF INCOME:
Net Interest Income	$30,744	73.7%	$10,967	26.3%	$41,711
Non-Interest Income	$8,812	81.8%	$1,957	18.2%	$10,769
Non-Interest Expense	$21,687	71.4%	$8,691	28.6%	$30,377
Net Income (2)	$12,988	83.4%	$2,593	16.6%	$15,581

OTHER DATA:
Shares	3,838.2		676.7
EPS	$3.38		$3.83
DPS	$1.88		$0.75
BPS	$24.43		$42.20
PAYOUT RATIO	55.6%		19.6%
ROA (3)	1.63%		0.83%
ROE (3)	16.57%		9.08%
EQUITY/ASSETS	11.2%		9.2%
LOANS/DEPOSITS	74.5%		89.5%
NPA/ASSETS	2.48%		n/a

(1)	Data from internal financial statements and SNL, 9/30/2012.
(2)	Excludes non-recurring income and security gains.
(3)	Actual YTD, annualized, excluding non-recurring gains.

Underlying Value Analysis—Contribution and Receipt

($ in 000s)

Contribution analysis is prior to any mark to market or other merger accounting adjustments.

			Penns Woods	% Contr.	Luzerne		% Contr.	Proforma	Total	Exch. Ratio	Shs. Iss.
	Net Interest Income		$30,744	73.7%		$10,967	26.3%	$41,711	100.0%	2.0232	1,369.1
	Net Income		$12,988	83.4%		$2,593	16.6%	$15,581	100.0%	1.1325	766.4
	Loans, Net		$477,530	66.1%		$244,437	33.9%	$721,967	100.0%	2.9034	1,964.7
	Assets		$840,606	73.0%		$310,914	27.0%	$1,151,520	100.0%	2.0979	1,419.6
	Deposits		$641,110	70.1%		$273,002	29.9%	$914,112	100.0%	2.4153	1,634.4
	Stockholders’ Equity		$93,779	76.7%		$28,554	23.3%	$122,333	100.0%	1.7270	1,168.7
	Average Contribution			73.8%			26.2%		100.0%	2.0499	1,387.1
Box 1	Valuation at Implied Ownership		$169,379	73.8%		$60,028	26.2%	$229,407	100.0%	2.0102
	P/B:	2.10x
	P/E:	23.15x
	Shares Issued:		3,838.2			1,360.3		5,198.4

Box 2	Valuation at a Book for Book Swap		$169,379	76.7%		$51,573	23.3%	$220,952	100.0%	1.7270
	P/B:	1.81x
	P/E:	19.89x
	Shares Issued:		3,838.2			1,168.7		5,006.8

Box 3	Valuation at 1.5534 E/R		$169,379	78.5%		$46,390	21.5%	$215,769	100.0%	1.5535
	P/B:	1.62x
	P/E:	17.89x
	Shares Issued:		3,838.2			1,051.2		4,889.4

Box 4	Hypothetical discount to implied ownership %				-$	13,638
	Hypothetical relative Discount to Equity (below book for book)				-$	5,182

(1)	Data from internal financial statements and SNL, 9/30/2012.
(2)	Excludes non-recurring income and security gains.

Based on the above underlying value analysis, Monocacy then reviewed with the Penns Woods board of directors the relative price to book multiple paid for Luzerne due to the negotiated exchange ratio relative to that implied by the prospective contributions and the current price to book multiple for Penns Woods stock in the market. Monocacy noted that the relative price to book multiples based on the implied, book for book, and actual offer are 1.16x, 1.00x, and 0.90x, respectively.

Relative Pricing Data

		Implied Contribution	Book for Book Contribution	Merger Offer
LUZR % Ownership	x	26.2%	23.3%	21.5%

LUZR Combined Ownership of Equity- $		40,246.2	33,926.9	30,136.4
LUZR shares 0/s	/	676.694	676.694	676.694

		$59.47	$50.14	$44.53
Current Value of Offer- $		60,028	51,573	$46,390
Current PWOD P/B	/	1.81x	1.81x	1.81x

		33,235.4	28,554.0	25,684.7
LUZR Actual Equity		28,554.0	28,554.0	28,554.0

Relative Price / Book		1.16x	1.00x	0.90x

Dividend Discount Cash Flow Analysis

Luzerne

Monocacy performed a dividend discount cash flow analysis to estimate a range of the present values of after-tax cash flows that Luzerne could theoretically produce for dividends to equity holders through 2017 on a standalone basis. In performing this analysis, Monocacy used management’s core earnings estimates (as derived from budgets) for Luzerne for 2012 through 2013 and had discussion with Luzerne management to develop what Monocacy believed to be reasonable projections for 2014 through 2017. Monocacy assumed discount rates ranging from 12.0% to 15.0%. The range of values was determined by adding the present value of projected cash flows to Luzerne shareholders from 2012 through 2017 and the present value of the terminal value of Luzerne’s common stock. In determining the cash flows available to shareholders, Monocacy assumed that Luzerne would maintain a tangible risked based equity ratio of no less than 10.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Luzerne to its shareholders. In calculating the terminal value of Luzerne, Monocacy applied multiples ranging from 12.0x to 15.0x 2017 projected earnings for a non-change of control trading basis and 18.0x to 22.0x 2017 projected earnings for a change of control premium basis. This resulted in a range of values for Luzerne from $45.95 to $59.67 per share for a non-change of control trading basis (consistent with comparable peer banks like Luzerne in the open market) and $61.46 to $80.32 per share for a change of control premium basis. The dividend discount cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Luzerne.

Present Value Analysis	Peer Trading Price P/Es
		12.00x	13.50x	15.00x
	12.0%	$50.82	$55.25	$59.67
Discount Rate	13.5%	$48.29	$52.43	$56.57
	15.0%	$45.95	$49.83	$53.71

Present Value Analysis	M&A Trading Price P/Es
		18.00x	20.00x	22.00x
	12.0%	$68.52	$74.42	$80.32
Discount Rate	13.5%	$64.85	$70.37	$75.89
	15.0%	$61.46	$66.63	$71.80

Penns Woods

Monocacy performed a dividend discount cash flow analysis to estimate a range of the present values of after-tax cash flows that Penns Woods could theoretically produce for dividends to equity holders through 2017 on a standalone basis. In performing this analysis, Monocacy used management’s core earnings estimates (as derived from budgets) for Penns Woods for 2012 through 2013 and had discussion with Penns Woods management to develop what Monocacy believed to be reasonable projections for 2014 through 2017. Monocacy assumed discount rates ranging from 12.0% to 15.0%. The range of values was determined by adding the present value of projected cash flows to Penns Woods shareholders from 2012 through 2017 and the present value of the terminal value of Penns Woods common stock. In determining the cash flows available to shareholders, Monocacy assumed that Luzerne would maintain a tangible risked based equity ratio of no less than 10.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Penns Woods to its shareholders. In calculating the terminal value of Penns Woods, Monocacy applied multiples ranging from 9.0x to 12.0x 2017 projected earnings for a non-change of control trading basis and 16.0x to 20.0x 2017 projected earnings for a change of control premium basis. This resulted in a range of values for Penns Woods from $37.57 to $48.18 per share for a non-change of control trading basis and $52.24 to $67.32 per share for a change of control premium basis. The dividend discount cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Penns Woods.

Present Value Analysis		Peer Trading Price P/Es
		9.00x	10.50x	12.00x
	12.0%	$41.00	$44.59	$48.18
Discount Rate	13.5%	$39.22	$42.58	$45.94
	15.0%	$37.57	$40.41	$43.86

Present Value Analysis		M&A Trading Price P/Es
		16.00x	18.00x	20.00x
	12.0%	$57.75	$62.53	$67.32
Discount Rate	13.5%	$54.89	$59.36	$63.84
	15.0%	$52.24	$56.43	$60.62

Financial Impact Analysis

Monocacy performed pro forma merger analyses that combined Penns Woods and Luzerne projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be accretive to the combined company’s estimated GAAP earnings per share within the first full fiscal year of operations, or eighteen months, (less two cents per share per quarter depending on expected closing dates in year one), though dependent upon the timing and execution of cost savings and synergies and impact of potential mark to market studies on loans. The analysis indicates that the merger should be close to earnings neutral in 2013 and accretive in 2014 and 2015. The analysis indicated that the merger should be immediately accretive to book value per share and accretive by $2.78 per share, or 11.4% and slightly dilutive to tangible book value per share by $0.69, or 2.9%. Monocacy noted that the pickup in earnings per share more than offsets the minor tangible book value per share dilution based on market multiples for each statistic. This analysis was based on managements’ earnings estimates for Penns Woods and Luzerne and estimated cost savings on projected non-interest expenses and revenue enhancements to noninterest income. Penns Woods’s and Luzerne’s earnings projections were provided by each company’s respective management. For all of the above analyses, the actual results achieved by the combined company following the merger will vary from the projected results and the variations may be material.

As of September 30, 2012

Dollars in thousands, per share actual, estimated

				PWOD	LUZR	Proforma	Acc. / (Dil.)		Change
Assets				$840,606	$310,914	$1,159,373
Deposits				$641,110	$273,002	$914,112
Equity				$93,779	$28,554	$130,186
Tangible Equity			(3)	$90,747	$28,554	$109,816
Book Value per Share			(3)	$24.43	$42.20	$27.21		$2.78	11.4%
Tangible Book Value per Share			(3)	$23.64	$42.20	$22.95	-$	0.69	-2.9%
Leverage Ratio				9.35%	9.13%	8.56%
Tier 1 Ratio				13.98%	10.64%	11.68%
Return on Assets	(1)	(2)	(3)	1.59%	0.89%	1.44%
Return on Equity	(1)	(2)	(3)	14.23%	9.72%	12.78%
Return on Tangible Equity	(1)	(2)	(3)	14.71%	na	15.15%

Dollars in thousands, per share actual, estimated

			1	2	3	4	5
		Combined Core Net Income (1)	$16,121	$16,982	$17,891	$18,849	$19,860
		Total Transaction Adjustments (2)	520	899	1,012	1,127	1,242

		Proforma Combined Core Net Income (3)	$16,641	$17,881	$18,903	$19,976	$21,102

PWOD	Shares outstanding		3,838.2	3,838.2	3,838.2	3,838.2	3,838.2
LUZR	Shares issued (assumes 90% stock deal)		946.1	946.1	946.1	946.1	946.1

Proforma Combined Shares Outstanding			4,784.2	4,784.2	4,784.2	4,784.2	4,784.2
Proforma Combined EPS			$3.48	$3.74	$3.95	$4.18	$4.41
PWOD	Estimated Stand Alone Core EPS, estimated		$3.48	$3.65	$3.83	$4.03	$4.23

Accretion / (dilution), estimated			$0.00	$0.09	$0.12	$0.15	$0.18
	Percent Impact		0.0%	2.3%	3.0%	3.6%	4.2%
Proforma Combined EPS, Cash Basis			$3.60	$3.84	$4.04	$4.24	$4.46
PWOD	Estimated Stand Alone Core EPS, Cash Basis estimated		$3.48	$3.65	$3.83	$4.03	$4.23

Accretion / (dilution), estimated			$0.12	$0.19	$0.20	$0.22	$0.24
	Percent Impact		3.4%	5.0%	5.0%	5.2%	5.3%

Notes:

1	Estimated from 2012 LUZR budget and 2012-2013 PWOD budgets
2	Cost savings estimated at 10% of LUZR’s NIE base
Revenue enhancements estimated at a minimum of $400M per year from mortgage and retail expansion platform at LUZR
Cost savings and revenue enhancements equated to less than 18% of LUZR’s NIE base
Other impact includes estimated CDI expense amortization and loan mark to market accretion
3	Excludes one time merger costs

Analysis of Selected Comparable Transactions

Monocacy reviewed and presented to the Penns Woods board of directors various pricing and statistical information for 284 completed or pending bank merger transactions announced nationally from a period of

January 1, 2010 to October 17, 2012. (All of the transactions reviewed herein included transactions where 100% of the ownership of the selling bank was acquired by the buyer and do not include merger of equals transactions.)

Monocacy noted that there were 49 transactions in this group that were executed in the Mid Atlantic markets of the United States and of that group only 24 transactions involved selling banks that had a positive return on equity. Monocacy noted that these groups and subgroups were not reflective of Luzerne in terms or earnings, balance sheet composition, or operations and should not be used as a comparable group in assessing the acquisition of Luzerne. The transactions are summarized below as Step 1 below.

Monocacy then reviewed the pricing parameters for transactions by year, including 2010, 2011, and 2012. Again, Monocacy noted to the Penns Woods board of directors that while this data was informative, the data includes transactions where selling banks may be troubled, maintain TARP in their capital structures, are losing money, or were forced to sell due to regulatory events. The transactions are summarized in Step 2.

Monocacy noted to the Penns Woods board of directors that an appropriate review of comparable transactions should be based on similar characteristics that Luzerne operates under. Also, given the review of Luzerne and its commercial business lending and deposit gathering business, care should be taken not to just review transactions or operations based only on asset size. From this Monocacy indicated to the Penns Woods board of directors that the review was targeting banks with a positive return of equity (ROE), with emphasis on ROE near or around that of Luzerne’s ROE, banks with similar levels of commercial loans to total loans, and banks with similar levels of noninterest bearing deposits to total deposits.

Monocacy then presented the original 284 transaction list removing all banks losing money as reflected by negative ROEs, leaving only banks that operated with a positive ROE over the latest twelve months prior to selling. This resulted in a transaction list that containing 159 deal observations, 22 of which were in the Mid Atlantic markets. Upon further review of banks in this group, those operating in the same percentile as Luzerne produced price to book and price to earnings multiples of 1.54x and 32.55x, respectively, well above the median pricing levels of the general aggregate group. The transactions observed are summarized in Step 3.

Monocacy then presented to the Penns Woods board of directors a refined analytical review of transactions that more closely matched the selling banks operational characteristics to that of Luzerne. Monocacy culled the data to include only commercial banks with an ROE greater that 6% and transactions with values from $10 million to $200 million in the aggregate. Monocacy also presented the six Mid Atlantic transactions and the 13 transactions where selling banks operated with a ROE between 7.50% and 10.50%. These findings were consistent with the ROE findings in the second review of Step 3 and are summarized in Step 4.

Finally, Monocacy culled transactions based on ROE, commercial loans to loans, and noninterest bearing deposits to total deposits and produced 36 observations. Monocacy then ranked the proposed transaction with Luzerne and noted the quartile that Luzerne operated under versus other similarly situated commercial banks that have been sold in the time frame reviewed. Monocacy also presented the minimum and maximum ranges of the date for the Penns Woods board of directors review. This subset creating Step 5 transactions, again, more clearly defines sellers experiencing similar, but not exact, operating and regulatory issues experienced by Luzerne. As observed below, the proposed transaction is within the ranges observed and examined for the price to book multiple and below the price to earnings multiple for similar banking merger and acquisition transactions. The findings estimate a range of value from a change of control perspective of $38.4 million to $63.3 million, with most values falling in a range of $48.8 million to $58.9 million. The transactions are summarized in Step 5 with the Buyer and Target list comprising Step 5 presented below.

	# of Deals	In MA	Summary Run Data	TA: Total Assets (1)	TA: NPAs/ Assets (%)	TA: LTM Eff. (%)	TA: LTM ROAA (%)	TA: LTM ROAE (%)	Deal Premium 1 Day Before (%)	Deal Value/ Tang. Book (%)	Deal Value/ Earnings, Aggr. Basis (x)	Deal Value/ Deposits (%)	Deal Value/ Assets (%)	Tangible Book Premium/ Core Deposits (%)
			Penns Woods / Luzerne	$310,914	1.28	68.70	0.76	8.40	75.4	161	19.28	14.77	16.83	9.80
1
	284	49	All Transactions 1/1/2010 -10/17/2012	$168,557	2.45	76.59	0.22	2.34	39.2	116	21.69	13.58	11.12	2.31
	49	49	Mid Atlantic	$378,367	2.50	75.86	0.01	0.11	40.2	120	23.80	13.67	10.67	2.32
	24	24	Mid Atlantic with Positive ROE	$396,772	2.16	0.70	0.53	4.92	52.2	129	23.80	15.73	12.69	4.09
2
	105	13	2012	$233,414	2.32	73.98	0.46	4.06	41.8	118	19.36	13.58	11.30	2.66
	83	16	2011	$204,797	3.12	79.31	0.16	1.67	31.3	109	25.32	12.64	10.41	1.05
	96	19	2010	$117,119	2.19	79.41	(0.24)	(2.78)	46.5	121	23.01	14.75	11.75	2.97
3
	159	22	Only Positive ROE from above #1	$167,037	1.40	70.41	0.66	5.75	46.8	128	21.69	15.45	12.90	4.25
	na	na	At 67 %tile for ROE	$443,217	2.96	77.98	0.98	9.84	64.3	154	32.55	19.84	16.41	7.17
4
	43	6	ROE > 6% and Value $10MM-$200MM	$191,910	1.16	66.11	0.93	10.32	51.8	149	16.81	15.63	13.80	6.26
	6	6	Mid Atlantic	$191,910	1.16	66.11	0.93	10.32	51.8	149	16.81	15.63	13.80	6.26
	13	3	ROE 7.50% to 10.50%	$371,056	1.25	72.32	0.75	8.66	53.7	145	16.94	15.09	12.49	5.46
5
	36	12	Public Deals (CL, NIB, and ROE like LUZR)
			Percent Rank	34%	32%	50%	79%	88%	87%	73%	29%	37%	75%	50%
			LUZR ROE, 1st quartile	$1,025,192	1.57	61.35	0.84	8.93	48.0	155	21.50	19.93	14.57	9.32
			LUZR CL, 1st quartile	$429,490	1.64	66.48	0.71	6.84	48.0	170	23.29	14.12	12.38	4.95
			LUZR NIB, 1st quartile	$1,591,363	1.18	70.70	0.66	6.84	48.0	189	23.29	20.86	16.50	12.76
			Minimum	$151,312	0.08	50.28	—	0.01	12.0	71	13.37	8.78	7.60	(4.61)
			Maximum	$9,040,762	8.71	90.18	1.79	15.75	86.3	232	62.23	32.84	25.92	22.23

(1)	Dollars in thousands.

Buying and Selling banks

NBT Bancorp Inc./ Alliance Financial Corporation

Columbia Banking System, Inc./ West Coast Bancorp

American Bancorporation, Inc./ Osage Bancshares, Inc.

WesBanco, Inc./ Fidelity Bancorp, Inc.

Ohio Farmers Insurance Company/ Western Reserve Bancorp, Inc.

BNC Bancorp/ First Trust Bank

Berkshire Hills Bancorp, Inc./ Beacon Federal Bancorp, Inc.

PacWest Bancorp/ American Perspective Bank

Independent Bank Corp./ Central Bancorp, Inc.

Capital Bank Financial Corporation/ Southern Community Financial Corporation

SKBHC Holdings LLC/ Security Business Bancorp

United Financial Bancorp, Inc./ New England Bancshares, Inc.

National Australia Bank, Limited/ North Central Bancshares, Inc.

Mitsubishi UFJ Financial Group, Inc./ Pacific Capital Bancorp

Cadence Bancorp, LLC/ Encore Bancshares, Inc.

First Community Bancshares, Inc./ Peoples Bank of Virginia

Provident New York Bancorp/ Gotham Bank of New York

SCBT Financial Corporation/ Peoples Bancorporation, Inc.

NBT Bancorp Inc./ Hampshire First Bank

Sandy Spring Bancorp, Inc./ CommerceFirst Bancorp, Inc.

First PacTrust Bancorp, Inc./ Beach Business Bank

Valley National Bancorp/ State Bancorp, Inc.

Brookline Bancorp, Inc./ Bancorp Rhode Island, Inc.

Grandpoint Capital, Inc./ Orange Community Bancorp

People’s United Financial, Inc./ Danvers Bancorp, Inc.

Comerica Incorporated/ Sterling Bancshares, Inc.

United Bankshares, Inc./ Centra Financial Holdings, Inc.

American National Bankshares Inc./ MidCarolina Financial Corporation

Norwood Financial Corp./ North Penn Bancorp, Inc.

Community Bank System, Inc./ Wilber Corporation

Chemung Financial Corporation/ Fort Orange Financial Corp.

Berkshire Hills Bancorp, Inc./ Rome Bancorp, Inc.

German American Bancorp, Inc./ American Community Bancorp, Inc.

First Niagara Financial Group, Inc./ NewAlliance Bancshares, Inc.

People’s United Financial, Inc./ LSB Corporation

Eastern Bank Corporation/ Wainwright Bank & Trust Company

For each transaction referred to above, Monocacy derived and compared (as supplied by SNL Financial, LC), among other things, the following implied ratios:

•

price paid for the acquired company to tangible book value per share of the acquired company based on the latest available financial statements of the company available prior to the announcement of the acquisition;

•

tangible book value premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest available financial statements of the company available prior to the announcement of the acquisition;

•

price paid for the acquired company to total assets per share of the acquired company based on the latest available financial statements of the company available prior to the announcement of the acquisition;

•

price paid for the acquired company to last twelve months earnings of the acquired company based on the latest available financial statements of the company available prior to the announcement of the acquisition; and

•

price per common share paid for the acquired company to closing price of the acquired company on day prior to the announcement of the acquisition (expressed as a percentage and referred to as the 1-day market premium).

Information Regarding Monocacy Engagements with Penns Woods and Luzerne

During the three years preceding the date of its opinion to Penns Woods, Monocacy has represented both Luzerne and Penns Woods, by engagement letter, on multiple separate potential opportunities unrelated to the merger proposed herein.

Penns Woods and Monocacy entered into an agreement in early 2012 relating to the services to be provided by Monocacy in connection with other duties originally contemplated, and the resulting merger. Penns Woods has agreed to pay Monocacy a success fee equal to 0.14% (14 basis points) on total assets (approximately $421,000 in total), with 25% of the expected fee to be paid at announcement with the issuance of a fairness opinion and the remainder at closing. The success fee will be net of offsets for any Advisory Fee, Fairness Opinion Fee, or other milestone fee already paid. Penns Woods has previously paid an Advisory Fee of $15,000 at the inception of the contract with Monocacy and a Fairness Opinion Fee, as described above of approximately $105,000. Pursuant to the Monocacy engagement agreement, Penns Woods also agreed to reimburse Monocacy for reasonable out-of-pocket expenses (not to exceed $10,000 without prior approval) and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws. The full text of the opinion of Monocacy, which set forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Penns Woods’s board of directors urges the holders of Penns Woods common stock to read the opinion in its entirety.

Luzerne engaged Monocacy in early 2010 to advise in submitting a bid to acquire a community bank holding company in an area south of Luzerne’s current operations. Luzerne’s bid was accepted but Luzerne decided to terminate discussions after completing due diligence. Monocacy was compensated $10,000 for its services and would have collected a larger fee based upon the seller’s assets size had Luzerne’s bid been successful. Luzerne engaged Monocacy in the fall of 2010 to advise and assist in submitting a bid to acquire a community bank holding company in Northeast Pennsylvania. Luzerne’s bid was not accepted by the selling bank. Monocacy was compensated $10,000 for its services and would have collected a larger fee based upon the seller’s assets size had Luzerne’s bid been successful. Luzerne engaged Monocacy in late 2010 / early 2011 to advise and assist in submitting a bid to acquire a branch of First Columbia Bank in Hazleton, PA. Monocacy was compensated $10,000 for its services. Finally, Luzerne engaged Monocacy in early 2011 to explore the merits of merging with a larger bank located in Northeastern Pennsylvania. Monocacy was engaged by contract and paid a retainer of $20,000 to explore this transaction and solicit a proposal from the identified banking institution. Luzerne received a non-binding offer and later determined, after several board meetings and discussions with the identified institution, to reject the offer. The offer was slightly less than the proposal accepted for this merger.

Penns Woods engaged Monocacy in 2008 / 2009 to explore the possibility of merging with, or acquiring, select banking organizations in Pennsylvania. Monocacy was paid a $15,000 retainer for its efforts though no transactions were acted upon. The engagement was similar in nature to the one that exists between Monocacy and Penns Woods regarding this merger.

Certain Non-Public, Unaudited, Forward-Looking Information Exchanged by Penns Woods and Luzerne

Neither Penns Woods nor Luzerne, as a matter of course, publicly discloses business plans and strategies or makes public projections as to future revenues, earnings, or other results. During the course of negotiating the merger and conducting due diligence, however, Penns Woods and Luzerne provided certain internally prepared prospective financial and budget information to the other. This information was prepared by the respective managements of Penns Woods and Luzerne in early 2012 based on information available at the time of preparation. The information was shared with Monocacy and Janney.

None of the prospective financial or budget information was prepared with a view toward public disclosure, nor with a view toward complying with U.S. generally accepted accounting principles, or GAAP, the published guidelines of the SEC or the guidelines of the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, but, in the view of Penns Woods and Luzerne, such information was prepared on a reasonable basis and reflected the best estimates and judgments available as of the date of their preparation. This information, however, is not fact and should not be relied upon as being necessarily indicative of future results. The prospective financial information is forward-looking and therefore inherently subject to the general risks that Penns Woods and Luzerne face in their respective businesses, including those discussed under “Risk Factors” in this joint proxy statement/prospectus and the factors described under “Cautionary Note Regarding Forward-Looking Statements” in this joint proxy statement/prospectus. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date of preparation.

Neither Penns Woods’ nor Luzerne’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Set forth below is a summary of the prospective financial information provided by Penns Woods to Luzerne, Monocacy and Janney, which consists of internally prepared budget information utilized by Penns Woods’ management. This financial information and the assumptions underlying it have not been updated since the date of preparation in early 2012. The information should not be considered public guidance and will not be provided in the ordinary course of our business.

	At or for the Period Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Balance Sheet Goals:
Net Loans	450,245	472,757	496,395	521,215	547,276
Investments	283,659	297,842	312,734	328,371	344,790
Total Assets	802,151	842,259	884,372	928,591	975,021
Total Deposits	606,505	632,436	660,178	689,827	721,486
Income Statement Goals:
Net Interest Income	30,156	31,664	33,247	34,909	36,655
Non-Interest Income	7,902	8,218	8,547	8,889	9,244
Non-Interest Expense	20,763	21,593	22,457	23,355	24,289
Provision for Loan Losses	1,986	2,172	2,376	2,599	2,845
Net Income	13,248	13,786	14,338	14,905	15,488

Set forth below is the prospective financial information provided by Luzerne to Penns Woods, Monocacy and Janney. This information and the assumptions underlying it have not been updated since the date of preparation in early 2012. The information should not be considered public guidance and will not be provided in the ordinary course of our business.

	December 31,
	2012	2013	2014
Balance Sheet
Cash and due from banks	$15,535	$7,868	$7,868
Securities	29,601	30,501	31,401
Loans, net	248,789	271,052	295,674
Premises and Equipment	6,790	6,497	6,181
Other Assets	9,505	9,774	10,044

Total Assets	310,220	325,692	351,168

Deposits	269,712	283,920	298,870
Borrowed Funds	9,210	8,142	15,942
Other Liabilities	2,544	2,542	2,542
Capital	28,754	31,088	33,814

Total Liabilities and Capital	310,220	325,692	351,168

Income Statement
Interest Income	$12,602	$13,245	$14,295
Interest Expense	1,603	1,412	1,374

Net Interest Income	10,999	11,833	12,921

Provision for loan losses	597	600	720
Non-interest income	1,778	1,806	1,860
Non-interest expense	8,744	9,150	9,588

Pretax income	3,436	3,889	4,473
Taxes	992	1,149	1,341

Net Income	2,444	2,740	3,132

Ratios
ROA	0.80%	0.86%	0.92%
ROE	8.75%	9.11%	9.60%
Net Interest Margin	3.95%	4.02%	4.06%
Efficiency Ratio	67.78%	66.52%	64.35%

Capital Ratios
Leverage Ratio (Tier 1 to Assets)	9.20%	9.48%	9.57%
Tier 1 to Risk Weighted Assets	10.94%	10.89%	10.88%
Total Capital to Risk Weighted Assets	12.17%	12.11%	12.13%

Board of Directors and Management of Penns Woods Following Completion of the Merger

Following completion of the merger, Penns Woods will appoint three individuals designated by the Luzerne board of directors, who are not employees of Luzerne or any of its subsidiaries and who are agreed to by Penns Woods, to serve on the Penns Woods board of directors. One such individual will be appointed to serve in each of Class 1, Class 2 and Class 3 of the Penns Woods board of directors. Penns Woods has agreed to nominate and recommend for election each such designated person for one additional three-year term following their initial appointment. As of the date of this joint proxy statement/prospectus, Penns and Luzerne have identified the Luzerne representatives who will serve on the Penns Woods board of directors as Joseph E. Kluger, Jill F. Schwartz and John G. Nackley.

In addition, the merger agreement provides that promptly following the effective time of the merger, Penns Woods will take such action as may be necessary to cause the board of directors of Luzerne Bank to consist of the chief executive officer of Penns Woods, the chief executive officer of Luzerne Bank and all other individuals serving as directors of Luzerne Bank immediately prior to the effective time. For a period of three years following the effective time of the merger, future appointments to the Luzerne Bank board of directors will be mutually agreed by the boards of directors of Penns Woods and Luzerne Bank, subject to the right of Penns Woods to remove or replace any Luzerne Bank director if such director breaches or fails to perform the duties of such director’s office in the sole discretion of Penns Woods.

The members of the board of directors of Jersey Shore State Bank will not change as a result of the merger. In addition, the officers of Penns Woods, Jersey Shore State Bank and Luzerne Bank will not change as a result of the merger.

Luzerne Shareholders Have Dissenters’ Rights in the Merger

General

If you are a Luzerne shareholder, under Pennsylvania law you have the right to dissent from the merger agreement and obtain the “fair value” of your Luzerne shares in cash as determined by an appraisal process in accordance with the procedures under Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988, as amended. Following is a summary of the rights of dissenting shareholders. The summary is qualified in its entirety by reference to Annex D which sets forth the applicable dissenters’ rights provisions of Pennsylvania law. If you are considering exercising your dissenters’ rights, you should read carefully the summary below and the full text of the law set forth in Annex D.

In the discussion of dissenters’ rights, the term “fair value” means the value of a share of Luzerne common stock immediately before the day of the effective date of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger.

Before the effective date of the merger, send any written notice or demand required in order to exercise your dissenters’ rights to Luzerne National Bank Corporation, 118 Main Street, Luzerne, PA 18709 (Attn: Robert C. Snyder, Chief Executive Officer). After the effective date of the merger, send any correspondence to Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, PA 17701 (Attn: Richard A. Grafmyre, Chief Executive Officer).

Notice of Intention to Dissent

If you wish to dissent from the merger, you must do the following:

•

prior to the vote on the merger agreement by Luzerne shareholders at the Luzerne special meeting, file with Luzerne a written notice of your intention to demand payment for the fair value of your shares of Luzerne common stock if the merger with Penns Woods is completed;

•

make no change in your beneficial ownership of Luzerne common stock from the date you give notice of your intention to demand fair value of your shares of Luzerne common stock continuously through the day of the merger; and

•	not vote your Luzerne common stock to adopt the merger agreement at the special meeting.

Simply providing a proxy against or voting against the proposed merger at the special meeting of shareholders will not constitute notice of your intention to dissent. Further, if you submit a proxy but do not indicate how you wish to vote, you will be deemed to have voted in favor of the merger, and your right to dissent will be lost.

Notice to Demand Payment

If the merger is adopted by the required vote of Luzerne shareholders, Penns Woods or Luzerne will mail a notice to all those dissenting shareholders who gave due notice of their intention to demand payment of the fair value of their shares and who did not vote to adopt the merger agreement. The notice will state where and when dissenting Luzerne shareholders must deliver a written demand for payment and where such dissenting shareholder must deposit certificates for Luzerne common stock in order to obtain payment. The notice will include a form for demanding payment, which will include a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares, and a copy of the relevant provisions of Pennsylvania law. The time set for receipt of the demand for payment and deposit of stock certificates will be not less than 30 days from the date of mailing of the notice.

Failure to Comply with Required Steps to Dissent

You must take each step in the indicated order and in strict compliance with Pennsylvania law in order to maintain your dissenters’ rights. If you fail to follow these steps, you will lose the right to dissent, and you will receive the same merger consideration as those Luzerne shareholders who do not dissent.

Payment of Fair Value of Shares

Promptly after the effective date of the merger, or upon timely receipt of demand for payment if the closing of the merger has already taken place, Penns Woods will send each dissenting shareholder who has deposited his, her or its stock certificates, the amount that Penns Woods estimates to be the fair value of the Luzerne common stock held by such dissenting shareholder or give written notice that no remittance will be made. The remittance or notice will be accompanied by:

•

a closing balance sheet and statement of income of Luzerne for the fiscal year ending not more than 16 months before the date of remittance or notice, together with the latest available interim financial statements;

•	a statement of Penns Woods’ estimate of the fair value of Luzerne common stock; and

•	a notice of the right of the dissenting shareholder to demand payment or supplemental payment, accompanied by a copy of the relevant provisions of Pennsylvania law.

Estimate by Dissenting Shareholder of Fair Value of Shares

If a dissenting shareholder believes that the amount stated or remitted by Penns Woods is less than the fair value of the Luzerne common stock, the dissenting shareholder must send its estimate of the fair value (deemed a demand for payment of the amount of the deficiency) of the Luzerne common stock to Penns Woods within 30 days after Penns Woods mails its remittance or notice. If the dissenting shareholder does not file its estimated fair value within 30 days after the mailing by Penns Woods of its remittance or notice, the dissenting shareholder will be entitled to no more than the amount stated in the notice or remitted by Penns Woods.

Valuation Proceedings

If any demands for payment remain unsettled within 60 days after the latest to occur of:

•	the effective date of the merger;

•	timely receipt by Luzerne or Penns Woods, as the case may be, of any demands for payment; or

•	timely receipt by Luzerne or Penns Woods, as the case may be, of any estimates by dissenters’ of the fair value,

then, Penns Woods may file an application, in the Court of Common Pleas of Luzerne County, Pennsylvania, requesting that the court determine the fair value of the Luzerne common stock. If this happens, all dissenting shareholders whose demands have not been settled, no matter where they reside, will become parties to the proceeding. In addition, a copy of the application will be delivered to each dissenting shareholder.

If Penns Woods were to fail to file the application, then any dissenting shareholder, on behalf of all dissenting shareholders who have made a demand and who have not settled their claim against Penns Woods, may file an application in the name of Penns Woods at any time within the 30-day period after the expiration of the 60-day period and request that the Luzerne County Court of Common Pleas determine the fair value of the shares. The fair value determined by the Luzerne County Court of Common Pleas may, but need not, equal the dissenting shareholders’ estimates of fair value. If no dissenter files an application, then each dissenting shareholder entitled to do so shall be paid no more than Penns Woods’ estimate of the fair value of the Luzerne common stock, and may bring an action to recover any amount not previously remitted, plus interest at a rate the Luzerne County Court of Common Pleas finds fair and equitable.

Penns Woods intends to negotiate in good faith with any dissenting shareholder. If, after negotiation, a claim cannot be settled, then Penns Woods will file an application requesting that the fair value of the Luzerne common stock be determined by the Luzerne County Court of Common Pleas.

Cost and Expenses

The costs and expenses of any valuation proceedings performed by the Luzerne County Court of Common Pleas, including the reasonable compensation and expenses of any appraiser appointed by such court to recommend a decision on the issue of fair value, will be determined by such court and assessed against Penns Woods, except that any part of the costs and expenses may be apportioned and assessed by such court against any or all of the dissenting shareholders who are parties and whose action in demanding supplemental payment is dilatory, obdurate, arbitrary, vexatious or in bad faith, in the opinion of such court.

Luzerne shareholders wishing to exercise their dissenters’ rights should consult their own counsel to ensure that they fully and properly comply with applicable requirements.

Regulatory Approvals Required for the Merger

The merger is subject to the approval of the Board of Governors of the Federal Reserve System (the “FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, the merger is subject to the approval of the Pennsylvania Department of Banking and Securities (the “PDB”) under the Pennsylvania Banking Code (the “Banking Code”).

In reviewing Penns Woods’ application for approval of the merger under the BHC Act, the FRB must consider, among other factors, the competitive effect of the merger, the managerial and financial resources and future prospects of Penns Woods, the effect of the merger on the convenience and needs of the communities to be served, including the records of performance of the subsidiary banks of the merging companies in meeting the credit needs of the communities under the Community Reinvestment Act, the effectiveness of Penns Woods in combating money laundering activities, and the extent to which the merger would result in greater or more concentrated risks to the stability of the United States banking or financial system. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing and to request a hearing.

The merger is also subject to the approval of the PDB under the Banking Code. The Banking Code authorizes the acquisition of a bank holding company by another bank holding company. In reviewing an application for approval of a merger, the PDB will consider, among other things, whether the plan of merger adequately protects the interests of the depositors, other creditors and shareholders, and whether the bank merger would be consistent with adequate and sound banking practices and in the public interest on the basis of the financial history and condition of the banks involved, their future prospects, the character of their management, the potential effect of the bank merger on competition, and the convenience and needs of the areas primarily to be served by the resulting institution.

Penns Woods filed the required applications on January 25, 2013. The merger will not proceed in the absence of regulatory approvals. The FRB approved the merger on March 8, 2013. Although neither Penns Woods nor Luzerne knows of any reason why the remaining regulatory approval from the PDB would not be obtained in a timely manner, neither Penns Woods nor Luzerne can be certain when such approval will be obtained or if it will be obtained.

The parties are not aware of any other governmental approvals or actions that may be required to consummate the merger. If any other approval or action is required, it is contemplated that such approval or action would be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Luzerne’s Directors and Executive Officers Have Financial Interests in the Merger

In considering the recommendation of the Luzerne board of directors that you vote to adopt the merger agreement, you should be aware that Luzerne’s directors and executive officers may have financial interests in the merger that are different from, or in addition to, the interests of the Luzerne shareholders generally. Luzerne’s board of directors was aware of and considered these interests, among other matters, in approving and adopting the agreement and plan of merger. For purposes of all of the Luzerne agreements and plans described below, the consummation of the transactions contemplated by the merger agreement generally will constitute a change in control of Luzerne.

Existing Employment Agreements

Robert C. Snyder, President and Chief Executive Officer of Luzerne Bank, Michael Bibak, Regional President Lackawanna Market and Chief Lending Officer of Luzerne Bank and George F. Maculloch, Executive Vice President and Chief Operating Officer of Luzerne Bank are considered named executive officers of Luzerne. Luzerne or Luzerne Bank has entered into agreements with each of these named executive officers that provide for certain payments if the executive officers are terminated in connection with a change of control. The following table illustrates these payments, assuming the merger was consummated on April 1, 2013 and that the named executive officers were terminated without cause immediately following the merger:

Executive	Cash ($)		Pension/NQDC ($)		Perquisites/ Benefits ($)		Total ($)
Robert C. Snyder President & CEO	394,000	(1)	573,405	(3)	26,084	(4)	993,489
Michael J. Bibak Regional President, Lackawanna Market & Bank Chief Lending Officer	300,000	(2)	393,945	(3)	25,840	(4)	719,785
George F. Maculloch Executive Vice President & Chief Operating Officer	—		240,000	(3)	—		240,000

(1)

Represents severance pay if Mr. Snyder is terminated by Luzerne Bank or its successor after a change of control or, within two years of a change of control Mr. Snyder is required to relocate his principal office more than 40 miles from his then current office. Because Mr. Snyder will continue as President and

Chief Executive Officer of Luzerne Bank after the merger and will not be required to move more than 40 miles from his current office location, closing of the merger is not expected to result in the payment of any change in control benefits to Mr. Snyder.
(2)	Represents severance pay if Mr. Bibak is terminated by Luzerne Bank or its successor within one year of a change of control or, within one year of a change of control, Mr. Bibak is required to relocate his principal office more than 25 miles from his then current office or is assigned responsibilities inconsistent with those held before the change in control. As described below under “—New Employment Agreements,” Mr. Bibak has agreed to forgo any payments that may arise under his change of control agreement in exchange for the following bonuses to be paid by Penns Woods:

Sign on Bonus payable within 30 days of completion of the merger	$100,000
Payment if Mr. Bibak terminates employment prior to the first anniversary of merger	$195,800
Bonus payable on first anniversary of merger (assuming Mr. Bibak’s continued employment)	$47,900

(3)	Represents amounts payable to the named executive officer under the Luzerne National Bank Supplemental Executive Retirement Plan if the executive is terminated following a change of control.
(4)	Represents 24 months of health, hospitalization and life insurance.

Robert C. Snyder is party to an employment agreement with Luzerne Bank. The agreement was for an initial three-year term and now renews annually on February 1 of each year. Either Mr. Snyder or Luzerne Bank can terminate the employment agreement upon 90 days prior written notice. Under the agreement, Mr. Snyder receives a base salary of $197,000 and annual performance-based compensation at the discretion of the board of directors. The employment agreement provides that, if Mr. Snyder’s employment is terminated as a result of a change in control of Luzerne or Luzerne Bank or is forced to relocate his principal office more than 40 miles from his current office following a change in control of Luzerne or Luzerne Bank, he will be entitled to give notice of “good reason” for termination and, if the event of good reason is not cured within 30 days, terminate his employment and receive continued payments of base salary and health and medical coverage for a period of twenty-four months. Mr. Snyder’s agreement contains customary provisions relating to termination of employment for cause and noncompetition following termination of employment. Because Mr. Snyder will continue as President and Chief Executive Officer of Luzerne Bank after the merger and will not be required to move more than 40 miles from his current office location, closing of the merger is not expected to result in the payment of any change in control benefits to Mr. Snyder.

Michael J. Bibak is party to a change of control agreement with Luzerne Bank. This agreement provides that (i) if Mr. Bibak’s employment is terminated within one year of a change of control, (ii) if within one year of a change of control Mr. Bibak is required to relocate more than 25 miles from his current office or is assigned responsibilities that are materially inconsistent with those enjoyed prior to the change of control and Mr. Bibak wishes to terminate his employment, or (iii) within one month following a change in control of Luzerne or Luzerne Bank, Mr. Bibak voluntarily terminates his employment, then Mr. Bibak is entitled to receive 24 months of his then current base salary, plus any bonus then due, plus for 24 months, continued insurance coverage. As described below under “—New Employment Agreements,” Mr. Bibak has agreed to forgo any payments that may arise under his change of control agreement in lieu of certain bonuses to be paid by Penns Woods.

Pursuant to the Luzerne National Bank Supplemental Executive Retirement Plan, each of Mr. Snyder, Mr. Bibak and Mr. Maculloch are entitled to a distribution of their respective benefit under the Plan if their employment is terminated following a change of control. Luzerne Bank will distribute the benefit in monthly installments over 15 years.

New Employment Agreements

As described above, Luzerne Bank is a party to a change of control agreement with Mr. Bibak. In connection with execution of the merger agreement, Mr. Bibak executed a new employment agreement with Penns Woods and Luzerne Bank, which will become effective upon closing of the merger. The agreement with Mr. Bibak provides that he will be employed as the Regional President Lackawanna Market and Chief Lending Officer of Luzerne Bank. The agreement is for a term of three years, with annual renewals thereafter subject to notice of nonrenewal by either party. Mr. Bibak’s base salary under the agreement is initially $147,900 annually and he is entitled to participate in an equitable manner in annual or other discretionary bonus programs for other senior officers. In lieu of any benefits payable under any change in control arrangement with Luzerne or Luzerne Bank, Mr. Bibak will receive a sign-on bonus in the amount of $100,000 within thirty days of the merger, a pro rata portion of which he would be required to return if he voluntarily terminates his employment within the first year of employment. In addition, if Mr. Bibak is employed on the first anniversary date of the merger, he will receive an additional bonus in the amount of $47,900. Mr. Bibak, at his election, may provide notice of his intent to voluntarily terminate his employment prior to the first anniversary date of the merger in which case he will be entitled to receive a payment of $195,800 in lieu of the second bonus payment amount of $47,900. In the event that Mr. Bibak’s employment is terminated without cause prior to a change in control involving Penns Woods, Mr. Bibak will continue to receive payments of his then current base salary and continued health and medical benefits through the end of the term of the agreement. In the event that Mr. Bibak’s employment terminates for specified events of “good reason” following a “change of control” of Penns Woods, Mr. Bibak would be entitled to a lump-sum cash payment equal to two times his then current base salary. Mr. Bibak’s agreement contains customary provisions relating to termination of employment for cause, noncompetition and nonsolicitation of customers and employees following termination of employment. In the event that any payment under Mr. Bibak’s employment agreement would trigger a reduction in tax deductions under Internal Revenue Code Section 280G, the amount of such payment shall be reduced to the maximum amount that can be paid without triggering the reduction in tax deductions.

Luzerne Bank is a party to a change of control agreement with Robert G. Edgerton, Jr., a non-executive officer of Luzerne Bank. In connection with execution of the merger agreement, Mr. Edgerton executed a new employment agreement with Penns Woods and Luzerne Bank, which will become effective upon closing of the merger. The agreement with Mr. Edgerton provides that he will be employed as the Senior Vice President and Commercial Lender of Luzerne Bank. The agreement is for a term of three years, with annual renewals thereafter subject to notice of nonrenewal by either party. Mr. Edgerton’s base salary under the agreement is initially $150,000 annually and he is entitled to participate in an equitable manner annual or other discretionary bonus programs for other senior officers. In lieu of any benefits payable under any change in control arrangement with Luzerne or Luzerne Bank, Mr. Edgerton will receive a sign-on bonus in the amount of $150,000 within thirty days of the merger, a pro rata portion of which he would be required to return if he voluntarily terminates his employment within the first year of employment. In addition, Mr. Edgerton will receive an additional bonus in the amount of $150,000, payable in three installments of $50,000 each over three years commencing on the first anniversary of the merger. The additional bonus amount to Mr. Edgerton is payable regardless of whether he is employed at the time of payment unless his employment was terminated for cause in which case no additional installments are due and payable. In the event that Mr. Edgerton’s employment is terminated without cause prior to a change in control involving Penns Woods, Mr. Edgerton will continue to receive payments of his then current base salary and continued health and medical benefits through the end of the term of the agreement. In the event that Mr. Edgerton’s employment terminates for specified events of “good reason” following a “change of control” of Penns Woods, Mr. Edgerton would be entitled to a lump-sum cash payment equal to two times his then current base salary. Mr. Edgerton’s agreement contains customary provisions relating to termination of employment for cause, and noncompetition and nonsolicitation of customers and employees following termination of employment. In the event that any payment under Mr. Edgerton’s employment agreement would trigger a reduction in tax deductions under Internal Revenue Code Section 280G, the amount of such payment shall be reduced to the maximum amount that can be paid without triggering the reduction in tax deductions.

Governance Structure and Management Positions

Effective at the closing of the merger, three current individuals (who are not employees of Luzerne or any of its subsidiaries and who are agreed to by Penns Woods) will be appointed to the board of directors of Penns Woods. Such individuals will receive compensation in accordance with the policies of Penns Woods relating to director compensation, which currently consists of the following payments to each Penns Woods’ non-employee director: an annual retainer of $15,000 and between $400 and $500 for each committee meeting attended, depending on the committee.

In addition, following completion of the merger, Penns Woods will continue to operate Luzerne Bank as a separately chartered bank subsidiary of Penns Woods. The merger agreement provides that all of the current directors of Luzerne Bank will continue as directors of Luzerne Bank following the merger. Such individuals will receive compensation for service as directors of Luzerne Bank in accordance with the policies of Luzerne Bank, which currently consists of the following payments to each of the banks’ non-employee directors: an annual retainer of $8,000 ($22,000 for the Chairman), $800 for each board meeting attended and $400 for each committee meeting attended (provided no committee fees are paid to the Chairman).

Indemnification and Insurance

The merger agreement provides that Penns Woods will, for six years following the acquisition, indemnify all current and former officers and directors of Luzerne and its subsidiaries in accordance with Pennsylvania law and the indemnification provisions of Luzerne’s articles of incorporation and bylaws, and that the articles of incorporation will not be amended, repealed, or otherwise modified by Luzerne, except as required by law. In addition, for six years after the acquisition, Penns Woods agreed to maintain liability insurance coverage with respect to matters arising at or prior to the merger for each current or former officer or director of Luzerne or any of its subsidiaries, in amounts and on terms not materially less advantageous than the coverage provided prior to the acquisition, subject to a limit on the cost of such insurance of 200% of its current cost.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of the Luzerne board of directors and the Penns Woods board of directors has unanimously adopted the agreement and plan of merger, which provides for the merger of Luzerne with and into Penns Woods. Penns Woods will be the surviving corporation in the merger. Each share of Penns Woods common stock issued and outstanding immediately prior to completion of the merger will remain issued and outstanding as one share of common stock of Penns Woods. Each share of Luzerne common stock issued and outstanding at the effective time of the merger (with the exception of Company-Owned Stock, as defined below) will be converted into either shares of Penns Woods common stock or cash, as described below. See “—Consideration to Be Received in the Merger.” Company-Owned Stock means shares of Luzerne stock held by Luzerne or any of its subsidiaries or by Penns Woods or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith. Each share of Luzerne common stock held as Company-Owned Stock immediately prior to the effective time of the merger will be canceled and retired and no consideration will be issued in exchange. Penns Woods does not own any shares of common stock of Luzerne.

The Penns Woods articles of incorporation will be the articles of incorporation, and the Penns Woods bylaws will be the bylaws of the combined company after completion of the merger. The merger agreement provides that Penns Woods may change the method of effecting the merger if and to the extent it deems such change to be necessary, appropriate, or desirable. No such change will alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax treatment of the merger as a reorganization under Section 368(a) of the Internal Revenue Code, or materially impede or delay completion of the merger.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the agreement and plan of merger is approved and adopted by both the Penns Woods shareholders and the Luzerne shareholders;

•

all required governmental and regulatory consents and approvals have been obtained without a condition or restriction that or requirement that would, in the good faith judgment of the board of directors of Penns Woods or Luzerne, materially and adversely affect the business, operations, financial condition, property or assets of the combined company or materially impair the value or Luzerne or Luzerne Bank to Penns Woods or of Penns Woods or Jersey Shore State Bank to Luzerne; and

•	all other conditions to the merger discussed in this joint proxy statement/prospectus and the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the Department of State of the Commonwealth of Pennsylvania. We may agree, however, to a later time for completion of the merger and specify that time in accordance with Pennsylvania law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than five (5) business days following the satisfaction or waiver of the conditions specified in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing, or on another mutually agreed date). It currently is anticipated that the effective time of the merger will occur in the second quarter of 2013, but we cannot guarantee when or if the merger will be completed.

Consideration to Be Received in the Merger

As a result of the merger each Luzerne shareholder will have the right, with respect to each share of Luzerne common stock held (excluding Company-Owned Stock), to elect to receive merger consideration consisting of 1.5534 shares of Penns Woods common stock, $61.86 in cash or a combination thereof, in accordance with the election and allocation procedures.

The merger agreement provides that at the effective time of the merger, each share of Luzerne common stock (excluding Company-Owned Stock) will be converted into the right to receive 1.5534 shares of Penns Woods common stock, $61.86 in cash without interest or a combination thereof, as described below.

Under the terms of the merger agreement, at least 90% of the total number of shares of Luzerne common stock outstanding at the effective time of the merger (excluding Company-Owned Stock) will be converted into stock consideration, and the remaining outstanding shares of Luzerne common stock (excluding Company-Owned Stock) will be converted into cash consideration. To the extent necessary to satisfy these relative proportion of types of consideration, certain allocation and proration procedures, described below in “—Proration Procedures,” will be used.

Luzerne shareholders must return their properly completed and signed form of election to the exchange agent prior to the Election Deadline, in accordance with the instructions provided with the election form. If you are a Luzerne shareholder and you do not return your form of election by the Election Deadline or improperly complete or do not sign your form of election, you will receive cash, shares of Penns Woods common stock or a mixture of cash and shares of Penns Woods common stock, based on what is available after giving effect to the valid elections made by other shareholders, as well as the adjustment described below.

If you are a Luzerne shareholder, you may specify different elections with respect to different shares held by you (for example, if you have 200 shares, you could make a cash election with respect to 100 shares and a stock election with respect to the other 100 shares).

Cash Election

The merger agreement provides that each Luzerne shareholder who makes a valid cash election will have the right to receive, in exchange for each share of Luzerne common stock held by such holder, an amount in cash equal to $61.86 without interest, or the cash consideration. Because the maximum percentage of the total number of shares of Luzerne common stock to be converted into cash is no greater than 10%, however, a Luzerne shareholder who makes a cash election may nevertheless receive a mix of cash and stock. Holders of 100 or fewer shares that elect to receive cash will not have their shares converted to Penns Woods’ common stock, regardless of the proration procedures.

Stock Election

The merger agreement provides that each Luzerne shareholder who makes a valid stock election will have the right to receive, in exchange for each share of Luzerne common stock held, 1.5534 shares of Penns Woods common stock. We sometimes refer to such shares of Penns Woods common stock as the “common stock consideration.” Because the percentage of the total number of shares of Luzerne common stock to be converted into Penns Woods common stock is capped, a Luzerne shareholder who makes a stock election may nevertheless receive a mix of cash and stock. At its discretion, however, if the common stock consideration is over-subscribed, Penns Woods may increase the total common stock consideration. The merger agreement provides that at least 90% of the total number of shares of Luzerne common stock will be converted into Penns Woods common stock.

No fractional shares of Penns Woods common stock will be issued to any holder of Luzerne common stock upon completion of the merger. For each fractional share that would otherwise be issued, Penns Woods will pay cash in an amount equal to the fraction multiplied by the closing price for a share of Penns Woods common stock as reported on Nasdaq for the trading day immediately preceding the closing date. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

Non-Election Shares

If you are a Luzerne shareholder and you do not make an election to receive cash or Penns Woods common stock in the merger, your elections are not received by the exchange agent by the Election Deadline, your forms of election are improperly completed and/or are not signed, or you do not send together with your forms of elections your certificates representing shares of Luzerne common stock (or a properly completed notice of guaranteed delivery), you will be deemed to not have made an “election.” Shareholders not making an election may be paid in only cash, only Penns Woods common stock or a mix of cash and shares of Penn Woods common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Luzerne shareholders using the proration adjustment described below.

Proration Procedures

If, after taking into account all valid elections, Luzerne shareholders elect to convert exactly 90% of the total outstanding shares of Luzerne common stock into Penns Woods common stock, then any Luzerne shareholders who elected to receive any portion of the merger consideration in cash will be entitled to receive that portion in cash and any Luzerne shareholders who did not make an election will be entitled to receive only cash. If Luzerne shareholders elect to convert exactly 10% of the total outstanding shares of Luzerne common stock into cash, then any Luzerne shareholders who elected to receive any portion of the merger consideration in stock will be entitled to receive that portion in stock and any Luzerne shareholders who did not make an election will be entitled to receive only stock.

If, after taking into account all valid elections, Luzerne shareholders elect to convert more than 10% of the total outstanding shares of Luzerne common stock into cash, then any Luzerne shareholders who elected to receive any portion of the merger consideration in Penns Woods common stock will be entitled to receive that portion in stock, and, as a group, any Luzerne shareholders who elected to receive a portion of the merger consideration in cash and any Luzerne shareholders who did not make an election will be subject to a proration process that will result in the holder receiving shares of Penns Woods common stock in lieu of some cash. Notwithstanding the foregoing, record holders of less than 100 shares of Luzerne common stock on the date of the merger agreement that elect to receive cash will not be required to take any stock.

If, after taking into account all valid elections, Luzerne shareholders elect to convert more than 90% of the total outstanding shares of Luzerne common stock into Penns Woods common stock, then Penns Woods, at its sole discretion, may increase the percentage of shares convertible into Penns Woods common stock. To the extent that Luzerne shareholders make elections to convert more than 90% of the total outstanding shares of Luzerne common stock into Penns Woods common stock and Penns Woods does not decide to increase the number of shares convertible into Penns Woods common stock to accommodate the excess elections, the elections will be treated as follows: (i) any Luzerne shareholder who elected to receive any portion of the merger consideration in cash will be entitled to receive that portion in cash; (ii) any Luzerne shareholders who did not make an election will be entitled to receive only cash; and (iii) any Luzerne shareholders who elected to receive all or a portion of the merger consideration in Penns Woods common stock, will be subject to a proration process that will result in the holder receiving cash in lieu of some Penns Woods common stock.

If Luzerne shareholders elect to convert 100% of the total outstanding shares of Luzerne common stock into Penns Woods common stock, then the merger consideration will be distributed on a pro rata basis to all shareholders such that 90% of the shares are converted into Penns Woods common stock and 10% of the shares are converted into cash; provided, however, that Penns Woods, in its sole discretion, may decide to increase the percentage of shares convertible into Penns Woods common stock to accommodate all or a portion of the elections in excess of 90%.

Finally, if Luzerne shareholders elect to convert 100% of the total outstanding shares of Luzerne common stock into cash, the merger consideration will be distributed on a pro rata basis to all shareholders such that 10% of the shares are converted into cash and 90% are converted into stock.

Penns Woods is not making any recommendation as to whether Luzerne shareholders should elect to receive only Penns Woods common stock, only cash or a combination of both types of consideration. Penns Woods is also not making any recommendation as to whether Luzerne shareholders should elect to receive a specific ratio of cash or Penns Woods common stock. Each Luzerne shareholder must make his or her own decision with respect to the election to receive Penns Woods common stock, cash or a combination thereof for his or her shares of Luzerne stock. In addition, because the tax consequences of receiving cash will differ from the tax consequences of receiving Penns Woods common stock, each shareholder should carefully read the discussion included below under “Material United States Federal Income Tax Consequences of the Merger” (page 104) and consult their personal tax advisor.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Luzerne common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger but in any event within five business days, the exchange agent will exchange certificates representing shares of Luzerne common stock for the merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. If you have not previously submitted your stock certificates, however, you will be required to submit your certificates before you will receive your merger consideration. Registrar and Transfer Company will be the exchange agent in the merger and will receive forms of election, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Form of Election

The form of election and related transmittal materials are being mailed to Luzerne shareholders separately from the mailing of this joint proxy statement/prospectus. The form of election and related documents will allow Luzerne shareholders to make cash or stock elections or a combination of both.

The Election Deadline is May 28, 2013, which is the business day prior to the Luzerne special shareholders’ meeting.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of Luzerne common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Luzerne common stock. Shares of Luzerne common stock as to which the holder has not made a valid election prior to the Election Deadline will be treated as non-election shares.

To make a valid election, each Luzerne shareholder must submit a properly completed form of election, together with stock certificates, so that it is actually received by the exchange agent at or prior to the Election Deadline in accordance with the instructions on the form of election. A form of election will be properly completed only if accompanied by certificates representing all shares of Luzerne common stock covered by the form of election (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as will be described in the form of election). If you are a Luzerne shareholder and you cannot deliver your stock certificates to the exchange agent by the Election Deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent by 5:00 p.m. local time for the exchange agent, on the business day prior to the Election Deadline accompanied by a properly completed and signed revised form of election. Luzerne shareholders will not be entitled to revoke or change their elections following the Election Deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of Luzerne common stock during the interval between the Election Deadline and the date of completion of the merger.

Shares of Luzerne common stock as to which the holder has not made a valid election prior to the Election Deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to only those persons who were Luzerne shareholders at the effective time of the merger and who have not previously submitted a form of election and properly surrendered shares of Luzerne common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Luzerne common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Luzerne common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Dividends and Distributions

Until Luzerne common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Penns Woods common stock into which shares of Luzerne common stock may have been converted will accrue but will not be paid. Penns Woods will pay to former Luzerne shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Luzerne stock certificates.

Representations and Warranties

The merger agreement contains customary representations and warranties of Luzerne and Penns Woods relating to their respective businesses. The representations must be true and correct in all material respects, as of the date of the merger agreement and as of the effective date of the merger as though made on and as of the effective date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date must be true and correct in all material respects as of such date). The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Penns Woods and Luzerne has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of breach or violations of organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and the absence of undisclosed liabilities;

•	the absence of circumstances and events reasonably likely to have a material adverse effect;

•	material contracts, real estate leases, and other certain types of contracts;

•	properties;

•	insurance coverage;

•	legal proceedings;

•	compliance with applicable laws;

•	employee matters, including employee benefit plans;

•	environmental matters;

•	brokers, finders and financial advisors;

•	loan related matters;

•	related party transactions;

•	required vote;

•	securities registration obligations;

•	risk management arrangements;

•	the receipt of the respective financial advisor’s fairness opinion; and

•	trust accounts.

Penns Woods also has made representations and warranties to Luzerne regarding the preparation and filing of the reports filed by the Penns Woods with the Securities and Exchange Commission.

Luzerne has also made representations and warranties to Penns Woods regarding tax matters, credit card accounts and merchant processing, intellectual property, labor matters and anti-takeover laws.

The representations and warranties described above and included in the merger agreement were made by each of Penns Woods and Luzerne to the other party. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Penns Woods and Luzerne in connection with negotiating the terms of the merger agreement (including by reference to information contained in disclosure schedules delivered by the parties under the merger agreement), and may have been included in the merger agreement for the purpose of allocating risk between Penns Woods and Luzerne rather than to establish matters as facts. The merger agreement is described herein, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Luzerne, Penns Woods or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” on page 193.

Covenants and Agreements

Each of Luzerne and Penns Woods has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of Penns Woods and Luzerne has agreed to operate its respective business in the usual, regular and ordinary course of business, use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and voluntarily take no action that would materially and adversely affect the ability to obtain any regulatory approvals required for the merger or materially affect its ability to perform its covenants under the merger agreement.

In addition, Luzerne has agreed that, with certain exceptions and except with Penns Woods’ prior written consent (which is not to be unreasonably withheld), that Luzerne will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•

change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordance with its bylaws;

•

except as set forth in the merger agreement, change the number of authorized or issued shares of its capital stock, issue any shares of capital stock, or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under any option or benefit plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock;

•

enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business or as required by law;

•	make application for the opening or closing of any, or open or close any, branch or automated banking facility;

•	except as set forth in the merger agreement, take specified actions relating to director and employee compensation, benefits, hiring and promotions;

•

except as otherwise expressly permitted under the merger agreement, enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

•

merge or consolidate it or any of its subsidiaries with any other corporation; sell or lease all or any substantial portion of its assets or businesses or that of any of its subsidiaries; make any acquisition of all or any substantial portion of the business or assets of any other party other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between it or any of its subsidiaries, and any other party; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

•

except as otherwise provided in the merger agreement, sell or otherwise dispose of its capital stock or that of any of its subsidiaries or sell or otherwise dispose of any of its assets or those of any of its subsidiaries other than in the ordinary course of business consistent with past practice; except for transactions with the Federal Home Loan Bank, subject any of its assets or those of any of its subsidiaries to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

•

voluntarily take any action that would result in any of its representations and warranties or the representations and warranties of its banking subsidiary becoming untrue in any material respect or any of the conditions set forth in the merger agreement not being satisfied, except in each case as may be required by applicable law or any regulatory authority;

•

change any method, practice or principle of accounting, except as may be required from time to time by generally accepted accounting principles or any regulatory authority responsible for regulating it or its respective banking subsidiary;

•

waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness with an annual value of $1,000,000 or greater to which it or any of its subsidiaries is a party;

•	purchase any securities, including equity or debt securities, except in accordance with past practice pursuant to policies approved by their respective board of directors currently in effect;

•	except as permitted under the merger agreement, issue or sell any equity or debt securities;

•

make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit), except in accordance with past practice pursuant to policies approved by its board of directors currently in effect with respect to certain identified categories of loans;

•	except as set forth in the merger agreement, enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any affiliate;

•

except as set forth in the merger agreement, enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•

except for the execution of the merger agreement, and actions taken or that will be taken in accordance with the merger agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

•	enter into any new line of business;

•

make any material change in policies in existence on October 18, 2012 with regard to (i) underwriting, the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, (ii) investments, (iii) asset/liability management, (iv) deposit pricing or gathering, or (v) other material banking policies except as may be required by changes in applicable law or regulations or by a regulatory authority;

•

except for the execution of the merger agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any of its employee plans;

•

except as set forth in the merger agreement, make any capital expenditures in excess of $35,000 individually or $150,000 in the aggregate, other than pursuant to binding commitments existing on October 18, 2012 and other than expenditures necessary to maintain existing assets in good repair;

•

except as set forth in the merger agreement, purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

•

undertake, renew, extend or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by it or any subsidiary of more than $25,000 annually, containing any financial commitment extending beyond 24 months from October 18, 2012 or involving any of its affiliates;

•

except as set forth in the merger agreement, pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $60,000 in the aggregate, and that does not create negative precedent and provided that it may not charge-off through settlement, compromise or discharge more than $100,000 of the outstanding principal balance of any loan that is 90 or more days contractually past due without first discussing the decision with Penns Woods;

•

foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of certain environmental materials;

•

issue any broadly distributed communication to employees relating to post-closing employment, benefit or compensation information without the prior consent of Penns Woods or issue any broadly distributed communication to customers without the prior approval of Penns Woods, except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger,

•	purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice; or

•	agree or commit to do any of the actions prohibited by the preceding points.

Each of Penns Woods and Luzerne has agreed to additional covenants which include, among other things, commitments to:

•	provide certain financial and regulatory information upon request;

•	maintain insurance in reasonable amounts;

•	obtain as soon as practicable all consents and approvals necessary or desirable to close the merger; and

•	take all reasonable actions which are necessary or advisable to complete the merger.

Penns Woods has further agreed that Penns Woods will:

•

provide employees of Luzerne and its subsidiaries who remain employed after the effective time with base compensation that is, in the aggregate, no less favorable than provided by Luzerne and its subsidiaries on the date of the merger agreement and employee benefits that are substantially comparable, in the aggregate, to the employee benefits provided by Luzerne and its subsidiaries to its employees on the date of the merger agreement or to Penns Woods to similarly situated employees;

•

for purposes of determining eligibility and vesting for certain Penns Woods employee benefit plans (and not for benefit accrual purposes), provide credit for meeting eligibility and vesting requirements in such plans for service as an employee of Luzerne or Luzerne Bank or any predecessor of Luzerne;

•

pay severance benefits to any employees of Luzerne or Luzerne Bank whose employment is terminated within 18 months of the closing of the merger, other than for circumstances constituting cause and who is not party to an agreement that provides for specific severance payments, equal to two week’s salary for each year or service with Luzerne or Luzerne Bank with a minimum payment of six weeks and a maximum payment of 26 weeks;

•	honor the terms of all employment and change in control agreements, all as disclosed to Penns Woods in the Luzerne disclosure schedules to the merger agreement;

•

for a period of six years after the merger, to indemnify, defend and hold harmless all current and former officers, directors and employees of Luzerne or Luzerne Bank against all claims which arise out of the fact that such person is or was a director, officer or employee of Luzerne or its subsidiaries and which relate to any matter of fact existing at or prior to the merger, to the fullest extent as would have been permitted by Luzerne under Pennsylvania law and under Luzerne’s articles of incorporation and bylaws;

•

maintain, for six years following the merger, Luzerne’s current and former directors’ and officers’ liability insurance policies covering the officers and directors of Luzerne with respect to matters occurring at or prior to the merger, except that Penns Woods may substitute similar policies, and that Penns Woods is not required spend more than 200% of the annual cost currently expended by Luzerne in order to obtain this insurance;

•	reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations in connection with the merger; and

•

refrain from amending its articles of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the merger to holders of Luzerne common stock or materially impede Penns Woods’ ability to complete the merger, take any action that would reasonably likely to result in the any of the conditions to closing not being satisfied or prevent or materially delay the merger, or taking any action that would adversely affect the merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.

The merger agreement also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus, the regulatory application and the holding of the meetings of Penns Woods shareholders and Luzerne shareholders, respectively, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. Luzerne and Penns Woods have also agreed to use all reasonable best efforts to take all actions needed to obtain necessary governmental and third-party consents and to consummate the transactions contemplated by the merger agreement.

Luzerne Bank Post-Closing Operation

The merger agreement provides that, following the completion of the merger, Penns Woods will continue to operate Luzerne Bank as a separate banking subsidiary of Penns Woods under the name “Luzerne Bank,” consistent with Penn Woods’ overall business strategies and operating policies as such strategies and policies may develop from time to time. Penns Woods will have the right to terminate its obligation to operate Luzerne Bank as a separate operating subsidiary of Penns Woods if Luzerne Bank fails to satisfy certain performance metrics for any two consecutive years beginning after January 1, 2015. Such performance metrics compare the financial performance of Luzerne Bank in four designated weighted categories (return on assets – 25% weighting; return on equity – 35% weighting; net loss divided by average loans – 30% weighting; and loan delinquencies – 10% weighting) against the same weighted categories for a peer group contained in the Uniform Bank Performance Report. To meet the performance metrics, the performance of Luzerne Bank must exceed

125% of the weighted average of the comparable performance of the peer group. Penns Woods also has the right to terminate its obligation to operate Luzerne Bank as a separate operating subsidiary of Penns Woods as a result of applicable regulatory requirements, safe and sound banking practices as communicated by a banking regulator, or the exercise by Penns Woods’ directors of their fiduciary duties upon the advice of outside legal counsel.

In addition, the merger agreement provides that promptly following the effective time of the merger, Penns Woods will take such action as may be necessary to cause the board of directors of Luzerne Bank to consist of the chief executive officer of Penns Woods, the chief executive officer of Luzerne Bank and all other individuals serving as directors of Luzerne Bank immediately prior to the effective time. For a period of three years following the effective time of the merger, future appointments to the Luzerne Bank board of directors will be mutually agreed by the boards of directors of Penns Woods and Luzerne Bank, subject to the right of Penns Woods to remove or replace any Luzerne Bank director if such director breaches or fails to perform the duties of such director’s office in the sole discretion of Penns Woods.

Reasonable Best Efforts to Obtain the Required Shareholder Vote

Each of Penns Woods and Luzerne has agreed to hold a meeting of its respective shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder adoption of the merger agreement and to use all reasonable lawful action to obtain such approval. Subject to its fiduciary duties, as determined in good faith after consultation with its outside legal counsel, each of Penns Woods’ and Luzerne’s boards of directors have agreed to recommend that its shareholders vote in favor of the agreement and plan of merger.

Agreement Not to Solicit Other Offers

Luzerne has agreed that it, its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates will not, directly or indirectly:

•

initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to an alternative acquisition proposal;

•	respond to any inquiry relating to an alternative acquisition proposal or an alternative acquisition transaction;

•	recommend or endorse an alternative acquisition transaction;

•	participate in any discussions or negotiations regarding, or furnish information or data to any person that may relate to an alternative acquisition proposal;

•	release anyone from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Luzerne is a party; or

•

enter into any agreement, agreement in principle or letter of intent with respect to any alternative acquisition proposal or approve or resolve to approve any alternative acquisition proposal or any agreement, agreement in principle or letter of intent relating to an alternative acquisition proposal.

Acquisition proposal means any inquiry, offer or proposal as to any of the following (other than the merger between Penns Woods and Luzerne) involving Luzerne, or any of its subsidiaries, as the case may be:

•

any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving it or any of its subsidiaries;

•

any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of it or any of its subsidiaries representing, in the aggregate, twenty-five percent (25%) or more of the assets of it and each of its subsidiaries on a consolidated basis;

•

any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of it or any of its subsidiaries;

•

any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of it or any of its subsidiaries; or

•	any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

Luzerne may, however, participate in discussions with, and may furnish information to, a third party in connection with a bona fide unsolicited acquisition proposal if, and only if:

•	Luzerne has received a bona fide unsolicited written acquisition proposal that did not result from a breach of the merger agreement;

•

Luzerne’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the acquisition proposal is, or is reasonably likely to lead to, a superior proposal (as defined below);

•	Luzerne has provided Penns Woods with at least one business day’s prior notice of its determination that the acquisition proposal is, or is reasonably likely to lead to, a superior proposal; and

•

prior to furnishing or providing access to any information or data with respect to Luzerne, Penns Woods receives from the third party making the proposal a confidentiality agreement on terms no less favorable than the terms of the existing confidentiality agreement between Luzerne and Penns Woods.

Luzerne has also agreed to promptly provide to Penns Woods any non-public information about Luzerne that it provides to the third party making the proposal, to the extent such information was not previously provided to Penns Woods.

The term “superior proposal,” as defined under the merger agreement, means any bona fide, unsolicited written acquisition proposal made by a person other than Penns Woods, which the Luzerne board of directors determines in its good faith judgment, after considering the advice of its outside legal counsel and financial advisor, taking into account, among other things, the type of consideration being offered, regulatory approvals, or other risks associated with the timing of the acquisition proposal, and all legal, financial, regulatory and other aspects of the acquisition:

•	would result in the acquisition of all of the outstanding shares of Luzerne common stock or substantially all of the assets of Luzerne on a consolidated basis;

•

would result in a transaction that involves consideration to the holders of Luzerne common stock that is more favorable, from a financial point of view, than the consideration to be paid to such holders by Penns Woods under the merger agreement, and for which there is no financing contingency and, in light of the other terms of the proposal, is more favorable to Luzerne than the merger.

In addition, Luzerne has agreed that it will not:

•	withdraw, qualify or modify in a manner adverse to Penns Woods, its recommendation to its shareholders to approve the merger agreement, except to the extent otherwise permitted and described below;

•	approve or recommend, or publicly propose to approve or recommend, any acquisition proposal other than with respect to the Penns Woods merger; or

•

enter into (or cause Luzerne or any of the Luzerne Subsidiaries to enter into) any letter of intent or other agreement relating to an acquisition proposal other than with respect to the Penns Woods merger.

Up until the time of the Luzerne shareholder meeting, however, Luzerne may withdraw, qualify or modify in a manner adverse to Penns Woods its recommendation to Luzerne shareholders to approve the merger agreement, or take any of the other actions listed above in this paragraph with respect to another acquisition proposal if but only if:

•

the Luzerne board of directors has reasonably determined in good faith, after consultation with and having considered the advice of its outside legal counsel and financial advisor that the failure to take such actions would be inconsistent with the board’s fiduciary duties to Luzerne’s shareholders under applicable law;

•	it has provided at least three business days’ notice to Penns Woods that a bona fide unsolicited proposal constitutes a superior proposal; and

•

after taking into account any adjusted, modified or amended terms as may have been committed to by Penns Woods in writing, the Luzerne board of directors has again in good faith determined that the other acquisition proposal constitutes a superior proposal.

Expenses and Fees

In general, each of Penns Woods and Luzerne will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement except for the cost of printing and mailing the joint proxy statement/prospectus, which shall be shared equally.

Indemnification and Insurance

The merger agreement requires Penns Woods to indemnify Luzerne’s and its subsidiaries’ current and former directors, officers and employees to the fullest extent as would have been permitted under Pennsylvania law and the Luzerne articles of incorporation or the Luzerne bylaws or similar governing documents. The merger agreement provides that in the event of any threatened or actual claim, action, suit, proceeding or investigation in which any person who is or has been a director, officer or employee of Luzerne or is threatened to be made party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Luzerne or any of its subsidiaries or predecessors, or (ii) the merger agreement, Penns Woods will defend against and respond thereto.

Penns Woods has agreed to indemnify and hold harmless each such indemnified party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each party to the fullest extent permitted by law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit proceeding or investigation. The merger agreement also requires that Penns Woods provide advancement of expenses to all past and present officers, directors and employees of Luzerne and its subsidiaries in their capacities as such against all such losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

Penns Woods will have no further obligation to any indemnified party when and if a court of competent jurisdiction ultimately determines, and such determination is final and non-appealable, that indemnification is prohibited by law or to any indemnified party that commits fraud. Penns Woods’ indemnification obligations continue for six years after completion of the merger, but the right to indemnification in respect of any claim asserted within that time period continues until the final disposition of the claim.

The merger agreement provides that Penns Woods will maintain for a period of six years after completion of the merger Luzerne’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that Penns Woods is not required to incur an annual premium expense greater than 200% of Luzerne’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Completion of the merger is subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the agreement and plan of merger by the requisite vote of each of the Penns Woods shareholders and the Luzerne shareholders;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the Penns Woods common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the receipt by each of Penns Woods and Luzerne of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•

the receipt and effectiveness of all required governmental and other approvals, authorizations and consents on terms and conditions that would not have a material adverse effect on Penns Woods or Luzerne, and the expiration of all related waiting periods required to complete the merger;

•

the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement; and

•	the approval for listing on The Nasdaq Global Select Market of the shares of Penns Woods common stock issuable in the merger.

Each of Penns Woods’ and Luzerne’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the absence of a material adverse effect on the other party;

•

the truth and correctness of the representations and warranties of each other party in the merger agreement, subject generally to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect;

•	the exercise of rights to demand appraisal under the Pennsylvania Business Corporation Law with respect to no more than 5% of the outstanding shares of Luzerne common stock; and

•	Penns Woods having delivered the merger consideration to the exchange agent.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent or by either party in the following circumstances:

•

if there is a breach by the other party that would cause the failure of the closing conditions, unless the breach is capable of being, and is, cured within 30 days of notice of the breach and the terminating party is not itself in material breach;

•

if the merger has not been completed by July 31, 2013, unless the failure to complete the merger by that date was due to the terminating party’s material breach of a representation, warranty, covenant or other agreement under the merger agreement;

•	if any of the required regulatory approvals are denied (and the denial is final and non-appealable);

•

if any court of competent jurisdiction or governmental authority issues an order, decree, ruling or takes any other action retraining, enjoining or otherwise prohibiting the merger (and such order, decree, ruling or action is final and non-appealable); or

•	if the shareholders of either Penns Woods or Luzerne fail to adopt the merger agreement at their respective meetings.

In addition, Penns Woods’ board of directors may terminate the merger agreement if the Luzerne board of directors receives a superior proposal and enters into a letter of intent, agreement in principle or an acquisition agreement with respect to such proposal, withdraws its recommendation of the merger agreement, fails to make such a recommendation or modifies or qualifies its recommendation, in a manner adverse to Penns Woods, or delivers a written notice to Penns Woods of its determination to accept such proposal.

Further, Luzerne’s board of directors may terminate the merger agreement if Luzerne has received a superior proposal and has delivered a written notice to Penns Woods of its determination to accept such proposal.

Luzerne may also terminate the merger agreement within five business days of the Determination Date (Determination Date means the later of (i) the date on which all regulatory approvals, and waivers, if applicable, necessary for consummation of the merger and the transactions contemplated by the merger agreement have been received or (ii) the date of the meeting of Luzerne shareholders to consider the merger) if its board of directors determines that both of the following conditions have occurred and gives written notice to Penns Woods of such determination:

•

the average of the daily closing sales prices of a share of Penns Woods common stock as reported on Nasdaq for the 20 consecutive trading days immediately preceding the Determination Date is less than 85% of the closing sale price of Penns Woods common stock on the last trading date before the date of the merger agreement; and

•

the average of the daily closing sales prices of a share of Penns Woods common stock as reported on Nasdaq for the 20 consecutive trading days immediately preceding the Determination Date is such that the price performance of Penns Woods common stock is lower than the price performance of the Nasdaq Bank Index minus 15%.

Luzerne may not terminate in these circumstances, however, if Penns Woods exercises its option to increase the consideration to be received by Luzerne shareholders such that the implied value of the merger would be equivalent to the lesser of (i) $49.84 or (ii) the product of (A) the quotient obtained by dividing the closing price of the Nasdaq Bank Index on the Determination Date by the closing price of the Nasdaq Bank Index on October 17, 2012 and (B) 1.5534.

Effect of Termination. If the merger agreement is terminated, it will become void, and there will be no liability on the part of Penns Woods or Luzerne, except that both Penns Woods and Luzerne will remain liable for any willful breach of the merger agreement and designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Termination Fee

Luzerne will pay Penns Woods a termination fee of $1.8 million in the event that the merger agreement is terminated:

•

by Penns Woods because Luzerne has received an alternative acquisition proposal, and Luzerne (1) enters into a letter of intent, agreement in principal or an acquisition agreement with respect to the alternative acquisition proposal, (2) fails to make, withdraws, modifies or qualifies its recommendation of the merger agreement in a manner adverse to Penns Woods, or (3) delivers a written notice to Penns Woods of its determination to accept the alternative acquisition proposal; or

•	by Luzerne, if Luzerne receives an alternative acquisition proposal and delivers a written notice to Penns Woods of its determination to accept the alternative acquisition proposal.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement between Luzerne and Penns Woods executed in the same manner as the merger agreement.

At any time prior to the completion of the merger, each of the parties, by action taken or authorized by their respective board of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

However, after any approval of the transactions contemplated by the agreement and plan of merger by the shareholders of Luzerne and Penns Woods, there may not be, without further approval of such shareholders, any amendment which reduces the amount or value or changes the form of a consideration payable to Luzerne shareholders.

ACCOUNTING TREATMENT

Penns Woods will account for the merger using the acquisition method under U.S. generally accepted accounting principles. Under the acquisition method of accounting, the tangible and identifiable intangible assets and liabilities of Luzerne will be recorded, as of completion of the merger, at their respective fair values. The excess of the purchase price over the net assets acquired will be recorded as goodwill to the extent not allocated to core deposit or other intangibles. Goodwill resulting from the merger will not be amortized but will be reviewed for impairment at least annually. Core deposits and other intangibles with finite useful lives recorded in connection with the merger will be amortized. If the net assets acquired exceed the purchase price, the resulting difference will be recorded as a bargain purchase gain.

Financial statements and reported results of operations of Penns Woods issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Luzerne.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following is a summary of the anticipated material United States federal income tax consequences of the merger generally applicable to a holder of Luzerne common stock. This discussion is based upon provisions of the Internal Revenue Code, applicable current and proposed United States Treasury Regulations, judicial authorities, and administrative rulings and practice, all as in effect as of the date of this joint proxy statement/prospectus, as well as representations and facts provided by Penns Woods and Luzerne to Stevens & Lee, P.C., or Stevens & Lee, counsel to Penns Woods. Future legislative, judicial, or administrative changes or interpretations which may or may not be retroactive, or the failure of any such facts or representations to be true, accurate and complete, may affect the statements and conclusions described in this discussion.

This discussion is not intended to be a complete description of all of the United States federal income tax consequences of the merger and no information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. Further, the following discussion may not apply to a holder of Luzerne common stock subject to special treatment under the Internal Revenue Code, including but not limited to a holder of Luzerne common stock that is:

•	a financial institution;

•	an insurance company;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities who elects mark-to-market accounting;

•	a tax-exempt organization;

•	a mutual fund;

•	a trust;

•	an estate;

•	a person who holds shares of Luzerne common stock in an individual retirement account (IRA), 401(k) plan or similar tax-favored account;

•	a person who acquired shares of Luzerne common stock on exercise of an employee stock option or otherwise as compensation;

•	a person whose functional currency for United States federal income tax purposes is not the United States dollar;

•	a person who is a former citizen or former long-term resident of the United States;

•	a partnership or other pass-through entity (or a person holding Luzerne common stock through a partnership or other pass-through entity); or

•	a person who holds shares of Luzerne common stock as part of a hedge, straddle, conversion or constructive sale transaction.

In addition, this discussion applies only to a holder of Luzerne common stock who is holding such stock as a capital asset and who is a “United States person” as defined in Section 7701(a)(30) of the Internal Revenue Code.

No ruling has been or will be requested from the Internal Revenue Service regarding the tax consequences of the merger. Moreover, the opinion of Stevens & Lee described in this discussion is not binding on the Internal Revenue Service, and this opinion would not prevent the Internal Revenue Service from challenging the United States federal income tax treatment of the merger. Because of the complexities of the tax laws in general, and the complexities of the tax consequences associated with the receipt of cash in the merger in particular, holders of Luzerne common stock should consult their tax advisors with respect to the federal, state, local and foreign tax consequences of the merger as they apply to their specific situations. This section is not intended to be tax advice to any shareholder.

Tax Opinion of Stevens & Lee

In connection with the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part, Stevens & Lee has delivered its opinion addressing the United States federal income tax consequences of the merger as described below. This opinion is based upon the facts, representations and assumptions set forth or referred to in such opinion. In rendering this opinion, Stevens & Lee has relied on representations and facts provided by Penns Woods and Luzerne. This opinion is to the effect that:

•	the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

holders of Luzerne common stock who receive Penns Woods common stock in the merger in exchange for all of their shares of Luzerne common stock will not recognize any gain or loss with respect to shares of Penns Woods common stock received (except with respect to cash received instead of a fractional share interest in Penns Woods common stock);

•

holders of Luzerne common stock who receive only cash in the merger in exchange for all of their shares of Luzerne common stock will recognize gain or loss equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the shares of Luzerne common stock exchanged therefor;

•

each holder of Luzerne common stock who receives Penns Woods common stock and cash (other than cash in lieu of a fractional share interest in Penns Woods common stock) in the merger in exchange for the holder’s shares of Luzerne common stock will recognize the gain, if any, realized by the holder, in an amount not in excess of the amount of cash received (other than cash received instead of a fractional share interest in Penns Woods common stock), but will not recognize any loss on the exchange; and

•

holders of Luzerne common stock who receive cash instead of a fractional share interest in Penns Woods common stock will recognize gain or loss equal to the difference between the cash received and the portion of the basis of the holders’ shares of Luzerne common stock allocable to that fractional share interest.

Penns Woods and Luzerne’s obligations to consummate the merger are conditioned on the receipt by Penns Woods and Luzerne of additional opinions of Stevens & Lee and Ballard Spahr, LLP, or Ballard Spahr, counsel to Luzerne, dated the closing date of the merger, substantially to the foregoing effect. Such closing opinions will be subject to and based on facts, representations and assumptions set forth or referred to therein. In rendering their closing date opinions, Stevens & Lee and Ballard Spahr may rely on representations and facts provided by Penns Woods and Luzerne.

Character of Gain Where Luzerne Common Stock is Exchanged in the Merger Solely for Cash

If, pursuant to the merger, all of the shares of Luzerne common stock actually owned by a shareholder are exchanged solely for cash, the shareholder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the shares of Luzerne common stock exchanged therefor. This gain or loss will generally be long-term capital gain or loss if the shareholder’s holding period with respect to the shares of Luzerne common stock exchanged is more than one year as of the effective date of the merger. If, however, any such shareholder actually or constructively (through the constructive ownership rules of the Internal Revenue Code) owns shares of Penns Woods stock immediately after the merger, part or all of the cash received may be treated as dividend income if the exchange has the effect of a distribution of a dividend with respect to the shareholder. The application of the law to a shareholder described in the previous sentence is particularly complex; accordingly, any such shareholder should consult his or her tax advisor.

Character of Gain Where Luzerne Common Stock Is Exchanged in the Merger for Penns Woods Common Stock and Cash

For purposes of calculating gain in this transaction, if a shareholder receives Penns Woods common stock and cash (other than cash received instead of a fractional interest in Penns Woods common stock), gain or loss must be calculated by the shareholder separately for each identifiable block of shares exchanged, and is equal to the sum of the amount of cash and the fair market value of Penns Woods common stock received with respect to that block of shares minus the shareholder’s adjusted tax basis in that block of shares. In addition, a loss realized on one block of shares may not be used to offset a gain realized on another block of shares.

As noted above, in the case of a Luzerne shareholder that exchanges his or her shares of Luzerne common stock for a combination of Penns Woods common stock and cash pursuant to the merger, such shareholder will recognize the gain, if any, realized by such shareholder in the exchange but not in excess of the amount of cash received. In general, the determination of whether any gain recognized in the exchange should be treated as capital gain or has the effect of a distribution of a dividend depends upon whether, and to what extent, the exchange reduces the shareholder’s deemed percentage stock ownership of Penns Woods. For purposes of this determination, the shareholder is treated as if he or she first exchanged all of his or her shares of Luzerne common stock solely for Penns Woods common stock and then Penns Woods immediately redeemed (in a “deemed redemption”) a portion of such Penns Woods common stock in exchange for the cash the shareholder actually received. The gain recognized in the exchange will be treated as capital gain if the deemed redemption (i) is “substantially disproportionate” with respect to the shareholder or (ii) is not essentially equivalent to a dividend.

The deemed redemption should generally be “substantially disproportionate” with respect to a shareholder if the percentage of the outstanding stock of Penns Woods the shareholder owns, actually and constructively, immediately after the deemed redemption is less than 80% of the percentage of the outstanding stock of Penns Woods the shareholder is deemed to own, actually and constructively, immediately before the deemed redemption, and the shareholder owns less than 50% of the total combined voting power of all classes of Penns Woods stock immediately after the redemption.

Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend on the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s actual and constructive percentage stock ownership of Penns Woods. In general, that determination requires a comparison of the percentage of the outstanding stock of Penns Woods the shareholder is deemed to own, actually and constructively, immediately before the deemed redemption and the percentage of the outstanding stock of Penns Woods the shareholder actually and constructively owns immediately after the deemed redemption. The Internal Revenue Service has ruled that a minority shareholder (i.e., a shareholder whose relative stock interest is minimal in relation to the number of shares outstanding and who exercises no control with respect to corporate affairs) generally is treated as having a “meaningful reduction” in interest if a cash payment results in at least a relatively minor reduction in the shareholder’s actual and constructive percentage ownership.

Tax Basis and Holding Period

The aggregate tax basis of the Penns Woods common stock received by a Luzerne shareholder in the merger (including fractional shares deemed received and redeemed as described below) will be the same as the aggregate tax basis of the shares of Luzerne common stock surrendered by such shareholder for the Penns Woods common stock, decreased by the amount of any cash received (other than cash received instead of a fractional share interest in Penns Woods common stock) by the shareholder and increased by the amount of income or gain recognized by the shareholder in the exchange (which does not include gain recognized in respect of fractional shares deemed received and redeemed (as described below)).

Each Luzerne shareholder’s holding period in any shares of Penns Woods common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will, in each instance, include the period during which the shares of Luzerne common stock surrendered in exchange therefor were held, provided that those shares of Luzerne common stock were held as capital assets on the effective date of the merger.

Cash Received in Lieu of a Fractional Share Interest

Cash received by a Luzerne shareholder in lieu of a fractional share interest in Penns Woods common stock will be treated as though the fractional share had been received and then redeemed for cash, and in general gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the shares of Luzerne common stock allocable to such fractional interest. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Luzerne common stock was more than one year as of the effective date of the merger. If, however, the receipt of cash instead of a fractional share of Penns Woods common stock has the effect of the distribution of a dividend with respect to a shareholder, part or all of the cash received may be treated as a dividend.

Penns Woods and Luzerne

Penns Woods and Luzerne will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. As a result, no gain or loss will be recognized by Penns Woods or Luzerne as a result of the merger (except for amounts resulting from any required change in accounting methods and any deferred income, deferred gain or deferred loss to be taken into account under the relevant consolidated return regulations).

Backup Withholding

Backup withholding at a 28% rate will generally apply to merger consideration that includes cash if the exchanging Luzerne shareholder fails to properly certify that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Certain holders, including, among others, United States corporations, are not subject to backup withholding, but they may still need to furnish a Form W-9 or otherwise establish an exemption. Any amounts withheld from payments to a Luzerne shareholder under the backup withholding rules are not additional taxes and will be allowed as a refund or credit against the shareholder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Medicare Tax

In addition to income taxes, any individual shareholder with adjusted gross income (including certain foreign income that is exempt from U.S. taxes) in excess of $250,000 for a married couple filing a joint return (in excess of $200,000 for individuals filing as single) will be subject to the 3.8% Medicare tax on all or part of the income recognized by such individual as a result of the Merger.

Tax matters are very complicated, and the tax consequences of the merger to each holder of Luzerne common stock will depend on the facts of that shareholder’s particular situation. The discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder of Luzerne common stock and may not be applicable to holders in special situations. Holders of Luzerne common stock are urged to consult their own tax advisors regarding the specific tax consequences of the merger. Further, such discussion does not address tax consequences that may arise with respect to Penns Woods by reason of any actions taken or events occurring subsequent to the merger.

THE PENNS WOODS ANNUAL MEETING

This joint proxy statement/prospectus is being furnished to Penns Woods shareholders by Penns Woods’ board of directors in connection with the solicitation of proxies from the holders of Penns Woods common stock for use at the annual meeting of Penns Woods shareholders and any adjournments or postponements of the annual meeting.

Date, Time and Place

The annual meeting will be held on Wednesday, May 29, 2013 at 1:00 p.m., local time, at The Robert Wheeland Community Center, 1201 Locust Street, Jersey Shore, Pennsylvania 17740, subject to any adjournments or postponements.

Matters to be Considered

At the annual meeting, Penns Woods shareholders will be asked to consider and vote upon the following proposals:

1.	adoption of the merger agreement as described in detail under the heading “The Merger” beginning on page 44;

2.	election of four (4) Class 1 directors to serve for a three-year term that will expire in 2016, and until their successors are elected and qualified;

3.	approval, in a non-binding (advisory) vote, of compensation paid to Penns Woods’ named executive officers;

4.	ratification of the appointment of S.R. Snodgrass, A.C., Certified Public Accountants, as Penns Woods’ independent registered public accounting firm for the Corporation for the year ending December 31, 2013;

5.	approval of a proposal to authorize the board of directors to adjourn the annual meeting, if necessary, to solicit additional proxies to adopt the merger agreement; and

6.	transaction of any such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

At this time, the Penns Woods board of directors is unaware of any matters, other than those set forth above, that may properly come before the annual meeting.

Shareholders Entitled to Vote

The close of business on March 1, 2013 has been fixed by Penns Woods’ board of directors as the record date for the determination of those holders of Penns Woods common stock who are entitled to notice of and to vote at the annual meeting and any adjournment or postponement of the annual meeting.

At the close of business on the record date there were 3,838,807 shares of Penns Woods common stock outstanding and entitled to vote, held by approximately 1,250 holders of record. A list of the shareholders of record entitled to vote at the annual meeting will be available for examination by Penns Woods shareholders. A list of such shareholders will be available for inspection at the annual meeting and for ten days prior to the meeting at Penns Woods’ headquarters located at 300 Market Street, Williamsport, Pennsylvania 17701, during normal business hours.

Quorum and Required Vote

Each holder of record of shares of Penns Woods common stock as of the Penns Woods record date is entitled to cast one vote per share at the annual meeting on each proposal. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Penns Woods common stock entitled to vote at the annual meeting constitutes a quorum for the transaction of business at the annual meeting. The affirmative vote at the Penns Woods annual meeting, in person or by proxy, of the holders of 66-2/3% of the outstanding shares of Penns Woods common stock is required to approve the merger agreement. Directors are elected by a plurality of votes cast and, accordingly, the four nominees receiving the highest number of votes for director at the annual meeting will be elected. The affirmative vote, in person or by proxy, of a majority of all votes cast at the annual meeting is required to approve the other proposals to be considered at the annual meeting. Because the affirmative vote of the holders of 66-2/3% of outstanding shares of Penns Woods common stock is required to approve the merger agreement, abstentions and broker non-votes with respect to the merger agreement will effectively act as “no” votes on such proposal. Abstentions and broker non-votes will not affect the outcome of the other proposals to be considered at the annual meeting.

How Shares Will Be Voted at the Annual Meeting

All shares of Penns Woods common stock represented by properly executed proxies received before or at the annual meeting, and not properly revoked, will be voted as specified in the proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the merger agreement, “FOR” the election of the nominees of the board of directors for election as Class 1 directors, “FOR” the approval of the compensation paid to our named executive officers, “FOR” the ratification of the appointment of S.R. Snodgrass, A.C. as our independent registered public accounting firm for the year ending December 31, 2013, and “FOR” the adjournment or postponement of the annual meeting, if necessary, to permit further solicitation of proxies as included in this joint proxy statement/prospectus.

If you hold shares of Penns Woods common stock in street name through a bank, broker or other nominee holder, the nominee holder may only vote your shares in accordance with your instructions. If you do not give specific instructions to your nominee holder as to how you want your shares voted, your nominee will indicate that it does not have authority to vote on the proposal, which will result in what is called a “broker non-vote.” Broker non-votes will be counted for purposes of determining whether there is a quorum present at the annual meeting, but they will not be deemed to have been voted on any of the proposals. Abstentions and broker non-votes will not affect the outcome of any of the proposals, except for the proposal to approve the merger agreement.

If any other matters are properly brought before the annual meeting, the proxies named in the proxy card will have discretion to vote the shares represented by duly executed proxies in their sole discretion.

How to Vote Your Shares

Penns Woods shareholders may vote their shares at the annual meeting or by one of the following methods:

Voting by Mail. You may vote by completing and returning the enclosed proxy card. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this joint proxy statement, your proxy will be voted in favor of that proposal.

Voting by Internet. If you are a registered shareholder, you may vote electronically through the Internet by following the instructions included with your proxy card. If your shares are registered in the name of a broker or other nominee, your nominee may be participating in a program provided through ADP Investor Communication Services that allows you to vote via the Internet. If so, the voting form your nominee sends you will provide voting instructions.

Voting by Telephone. You may vote by phone by following the instructions included with your proxy card.

Voting in Person. If you attend the meeting, you may deliver your completed proxy card in person or may vote by completing a ballot which will be available at the meeting. If your shares are registered in the name of a broker or other nominee and you wish to vote at the meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the annual meeting. Should you have any questions on the procedure for voting your shares, please contact Kimberly R. Yale, 300 Market Street, Williamsport, Pennsylvania 17701.

How to Change Your Vote

If you are a registered shareholder, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to the Secretary of Penns Woods, or (3) attending the annual meeting in person, notifying the Secretary and voting by ballot at the annual meeting. The Penns Woods Secretary’s mailing address is 300 Market Street, Williamsport, Pennsylvania 17701. If your shares are registered in the name of a broker or other nominee, you may later revoke your proxy instructions by informing the holder of record in accordance with that entity’s procedures.

Solicitation of Proxies

Penns Woods will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Penns Woods will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Penns Woods common stock and secure their voting instructions. Penns Woods will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Penns Woods may use several of its regular employees, who will not be specially compensated, to solicit proxies from Penns Woods shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Penns Woods and Luzerne will share equally the expenses incurred in connection with the copying, printing and distribution of this joint proxy statement/prospectus.

Penns Woods Affiliate Letter

As of the record date, directors and executive officers of Penns Woods and their affiliates had the right to vote 144,784 shares of Penns Woods common stock, or 3.76% of the outstanding Penns Woods common stock entitled to be voted at the annual meeting. In accordance with the terms of the merger agreement, each of the directors and officers of Penns Woods has executed an Affiliate Letter in favor of Luzerne pursuant to which he or she has agreed to vote all shares of Penns Woods common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby.

Attending the Meeting

All holders of Penns Woods common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the annual meeting. Shareholders of record can vote in person at the annual meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the annual meeting. If you plan to attend the annual meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

INFORMATION ABOUT PENNS WOODS BANCORP, INC.

Business

General

Penns Woods was incorporated under the laws of the Commonwealth of Pennsylvania on January 17, 1983 as a bank holding company, and is headquartered in Williamsport, Pennsylvania. Penns Woods provides a full range of financial services through the branch network of its wholly owned banking subsidiary, Jersey Shore Sate Bank. Penns Woods also offers insurance and securities brokerage services through The M Group, Inc. D/B/A The Comprehensive Financial Group, a subsidiary of Jersey Shore State Bank. Penns Woods’ operates two other wholly-owned subsidiaries, Woods Real Estate Development Company, Inc. and Woods Investment Company, Inc. Penns Woods’ business has consisted primarily of managing and supervising the Bank, and its principal source of income has been dividends paid by the Bank and Woods Investment Company, Inc. Penns Woods is a registered bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Penns Woods’ common stock is traded on the Nasdaq Global Select Market under the symbol “PWOD.” The website for Penns Woods is http://www.jssb.com.

As of December 31, 2012, Penns Woods had total consolidated assets of $857 million, net loans of $505 million, total deposits of $642 million and shareholders’ equity of $94 million. The deposits of Jersey Shore State Bank are insured by the FDIC to the maximum extent permitted by law.

Penns Woods Recent Operating Results

For the three months ended March 31, 2013, Penns Woods reported net income of $3,684,000, compared to $3,689,000 for the same period of 2012. Basic and dilutive earnings per share for the three months ended March 31, 2013 and the corresponding period of 2012 were $0.96. Net interest income for the three months ended March 31, 2013 was $8,205,000 compared to $7,670,000 for the three months ended March 31, 2012. At March 31, 2013, Penns Woods had total assets of $852,997, net loans of $503,592, total deposits of $659,304, and shareholders’ equity of $93,013.

Operating Subsidiaries

Jersey Shore State Bank, the largest subsidiary of Penns Woods, was incorporated and commenced banking operations in 1934. As of December 31, 2012, Jersey Shore State Bank provided services to customers through thirteen branch offices located in Lycoming, Centre, Clinton and Montour Counties in Pennsylvania.

Services offered by the Bank include accepting time, demand and savings deposits, including Super NOW accounts, regular savings accounts, money market certificates, investment certificates, fixed-rate certificates of deposit and club accounts. Its services also include making secured and unsecured commercial and consumer loans, financing commercial transactions, making construction and mortgage loans and the renting of safe deposit facilities. Additional services include making residential mortgage loans, revolving credit loans with overdraft protection and small business loans. Business loans include seasonal credit collateral loans and term loans, as well as accounts receivable and inventory financing.

Insurance and investment products are provided by the Bank’s subsidiary, The M Group D/B/A The Comprehensive Financial Group.

Woods Investment Company, Inc., a Delaware holding company, maintains an investment portfolio that is managed for total return and to fund dividend payments to Penns Woods.

Woods Real Estate Development Company, Inc. acquires and owns certain properties utilized by the Bank in connection with its operations.

Additional Information

Additional information about Penns Woods and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” on page 193.

PENNS WOODS ANNUAL MEETING—PROPOSAL NO. 1

ADOPTION OF THE MERGER AGREEMENT

Penns Woods is asking its shareholders to adopt the merger agreement. For a detailed discussion of the merger, including the terms and conditions of the merger agreement, see “The Merger,” beginning on page 44. As discussed in detail in the sections entitled “The Merger—Penns Woods’ Reasons for the Merger,” and “— Recommendation of Penns Woods’ Board of Directors,” beginning on pages 56 and 58, respectively, after careful consideration, the Penns Woods board of directors determined that the terms of the merger agreement and the transactions contemplated by it are in the best interests of Penns Woods and the board unanimously approved the merger agreement. Accordingly, Penns Woods’ board of directors unanimously recommends that Penns Woods shareholders vote “FOR” adoption of the merger agreement.

PENNS WOODS ANNUAL MEETING—PROPOSAL NO. 2

ELECTION OF DIRECTORS

Penns Woods’ bylaws provide that the board of directors shall consist of not less than five nor more than twenty-five directors who are shareholders, the exact number to be fixed and determined from time to time by resolution of the board of directors, with the number currently set at eleven. The articles of incorporation and bylaws further provide that the directors shall be divided into three classes, as nearly equal in number as possible, known as Class 1, Class 2, and Class 3. The directors of each class serve for a term of three years and until their successors are elected and qualified. Under Pennsylvania law, directors of Penns Woods can be removed from office by a vote of shareholders only for cause. Directors presently serve as follows:

Nominees for election of Class 1 Directors whose term expires in 2016:	Class 2 Directors to serve until 2015:	Class 3 Directors to serve until 2014:
Daniel K. Brewer (age 50)	William J. Edwards (age 41)	James M . Furey, II (age 65)
Michael J. Casale, Jr. (age 61)	Leroy H. Keiler, III (age 49)	Richard A. Grafmyre (age 59)
R. Edward Nestlerode, Jr. (age 60)	Hubert A. Valencik (age 71)	D. Michael Hawbaker (age 45)
William H. Rockey (age 66)	Ronald A. Walko (age 66)

The Board of Directors has affirmatively determined that all directors are independent within the meaning of the NASDAQ listing standards, except for Ronald A. Walko, Chairman of the Board and former President and Chief Executive Officer of Penns Woods and Jersey Shore State Bank, William H. Rockey, former Senior Vice President of Penns Woods and the Bank, and Richard A. Grafmyre, President and Chief Executive Officer of Penns Woods and the Bank. The board categorically determined that a lending relationship resulting from a loan made by the Bank to a director would not affect the determination of independence if the loan complies with Regulation O under the federal banking laws. The board also categorically determined that maintaining with the Bank a deposit, savings, or similar account by a director or any of the director’s affiliates would not affect the determination of independence if the account is maintained on the same terms and conditions as those available to similarly situated customers.

The proxies solicited hereunder will be voted “FOR” (unless otherwise directed) the four director nominees of the board of directors listed previously for election as Class 1 directors. Each nominee has agreed to serve if elected and qualified. Penns Woods does not contemplate that any nominee will be unable to serve as a director for any reason. However, in the event one or more of the nominees should be unable to stand for election, proxies will be voted for the remaining nominees and such other persons selected by the board of directors, in accordance with the best judgment of the proxy holders.

Information on Nominees and Directors

Set forth below is the principal occupation and certain other information regarding the nominees and other directors whose terms of office will continue after the annual meeting. In addition, below we provide the particular experience, qualification, attributes, or skills that led the board of directors to conclude that each director and nominee should serve as a director. Share ownership information for each director and nominee is included under the caption “Security Ownership of Certain Beneficial Owners and Management” on page 116.

Nominees for Director

Daniel K. Brewer is a Certified Public Accountant and the principal and owner of Brewer & Company, LLC, a private CPA firm. Mr. Brewer’s experience and knowledge of financial standards and reporting is valuable to the Audit Committee of which he serves as the Chairman. Mr. Brewer’s business and social involvement in the greater area of Columbia and Montour Counties provides insight into the economic stability surrounding our newest office located in Danville, Montour County. In addition, Mr. Brewer’s knowledge of financial statements assists the board in their review of certain loan requests.

Michael J. Casale, Jr. is the principal of Michael J. Casale, Jr., Esq., LLC. Mr. Casale has served as a director since 1999. Because banking is a highly regulated industry and success in the industry is dependent on adequately managing certain lending risks, Mr. Casale’s experience as an attorney is helpful to the board in reviewing the Bank’s legal matters and documentation related to commercial lending and other matters.

R. Edward Nestlerode, Jr. is Vice President and Chief Executive Officer of Nestlerode Contracting Co., Inc., which specializes in bridge building. Mr. Nestlerode has served as a director since 1995. Mr. Nestlerode maintains strong community ties in the Clinton County area, which is a region that the Bank intends to grow its business. Through his business, Mr. Nestlerode has developed knowledge of the construction industry, which provides the board with insight regarding the development of potential customer relationships and opportunities for the Bank. In addition, Mr. Nestlerode’s previous experience as a Chief Financial Officer is valuable as a member of the Audit Committee.

William H. Rockey is a retired former Senior Vice President of Penns Woods and the Bank. He was the president of the former First National Bank of Spring Mills. Mr. Rockey has served as a director since 1999. Mr. Rockey’s ties to Centre County, Pennsylvania will assist the Bank in growing its business in the Centre County region. In addition, Mr. Rockey’s former position with Penns Woods, along with his long-time professional banking experience in Centre County, Pennsylvania, combined with his knowledge and familiarity of the Bank’s culture and operating procedures, provide the board with significant business development resources and experience.

Directors Continuing in Office

William J. Edwards is President and owner of JEB Environmental Technologies, Inc., a storage tank construction company. Mr. Edwards has served as a director since 2012. Mr. Edwards, our youngest Board member, adds to the diversity of the board and helps to ensure that the board will develop board members with a depth of knowledge of Penns Woods and the Bank, in order to avoid knowledge and experience gaps as older board members retire. In addition, Mr. Edwards’ business involvement in various communities provides insight into the economic health of the communities, while also providing insight into potential customer relationships.

James M. Furey, II is President and owner of Eastern Wood Products. Mr. Furey has served as a director since 1990. Through Mr. Furey’s professional experience in the lumber industry, which is significant in the Williamsport region, he has developed strong ties to the community there, which remains the Bank’s primary market. From these community relationships, Mr. Furey provides the board with insight as to the growth opportunities and real estate industry within the Williamsport region.

Richard A. Grafmyre has served as President and Chief Executive Officer of Penns Woods and the Bank since joining the Corporation in October 2010. Prior to joining Penns Woods, Mr. Grafmyre served as President, Chief Executive Officer, and Chairman of FNB Bank since 1997. For the efficient operation of the board, the board believes that the President and Chief Executive Officer should have a position on the board to act as a liaison between the board and management and to assist with the board’s oversight responsibilities by ensuring the board receives information from management in a timely and accurate manner to permit the board to carry out its responsibilities effectively. Mr. Grafmyre’s extensive professional banking experience within a larger holding company structure enables him to provide the board with insight as to how the Bank’s operations, policies, and implementation of strategic plans compare to those of its peers.

D. Michael Hawbaker is Executive Vice President of Glenn O. Hawbaker, Inc., a provider of heavy construction services and products throughout the company’s market area in Centre County, Pennsylvania. Mr. Hawbaker has served as a director since 2007. Mr. Hawbaker, as one of our youngest Board members, adds to the diversity of the board and helps to ensure that the board will develop board members with a depth of knowledge of Penns Woods and the Bank, in order to avoid knowledge and experience gaps as older Board members retire. Additionally, Mr. Hawbaker understands the community and political landscape of the Centre County area where the board intends to continue to grow the Bank’s business. Mr. Hawbaker possesses a level of financial acumen important to his service as a member of the Audit Committee.

Leroy H. Keiler, III operates Leroy H. Keiler, Attorney at Law. Mr. Keiler has served as a director since 2006. Because banking is a highly regulated industry and success in the industry is dependent on adequately managing certain lending risks, Mr. Keiler’s experience as an attorney is helpful to the board in reviewing the Bank’s legal matters and documentation related to residential lending matters. Additionally, Mr. Keiler’s relatively younger age adds to the diversity of the board and helps to ensure that the Board will develop Board members with a depth of knowledge of Penns Woods and the Bank, in order to promote continuity in the board.

Hubert A. Valencik is a retired former Senior Vice President and Chief Operations Officer of the Bank and Senior Vice President of Penns Woods. Mr. Valencik has served as a director since 2005. As the former Chief Operations Officer of the Bank, Mr. Valencik continues to provide the board valuable insight and information regarding the operations of the Bank, which assists the board in providing adequate levels of management oversight.

Ronald A. Walko is the Chairman of the Board of Penns Woods and the Bank. He joined the Bank in 1986 as Vice President and Senior Loan Officer. He was elected Executive Vice President and Chief Executive Officer of Penns Woods and the Bank in May 1999, and served as the President and Chief Executive Officer of Penns Woods and the Bank from August 2000 until October 2010. With 25 plus years of service with Penns Woods and the Bank, Mr. Walko possesses a deep understanding of the Bank’s operations.

Information on Executive Officers

The following table lists the executive officers of Penns Woods as of March 1, 2013:

Name	Age	Position and/or Offices With the Corporation	Bank Employee Since	Number of Shares of the Corporation	Year First Elected an Officer
Richard A. Grafmyre	59	President & Chief Executive Officer	2010	1,130	2010
Brian L. Knepp	38	Senior Vice President & Chief Financial Officer	2005	814	2005
Ann M. Riles	58	Senior Vice President & Chief Credit Officer	1983	5,054	2007
Robert J. Glunk	48	Senior Vice President & Chief Operating Officer	1985	5,871	1987

Biographical information for Mr. Grafmyre is set forth above under the caption “Information as to Nominees and Directors.”

Mr. Knepp joined the Bank in 2005 as Vice President—Finance and became the Chief Financial Officer in April 2008 and Senior Vice President in 2012.

Ms. Riles joined the Bank in 1983 as a loan officer, and was appointed Senior Vice President and Chief Credit Officer in 2007.

Mr. Glunk joined the Bank in 1985 as a teller, was appointed Assistant Vice President in 1992, Vice President—Branch Administration in 2000, and was appointed Senior Vice President and Chief Operating Officer in 2012

Security Ownership of Certain Beneficial Owners and Management

As of March 1, 2013, there were no persons who owned of record or who are known by the board of directors to be beneficial owners of more than 5% of Penns Woods’ common stock.

The following table sets forth, as of March 1, 2013, information regarding the number of shares and percentage of the outstanding shares of Penns Woods’ common stock beneficially owned by each director, executive officer, and by all directors and executive officers as a group. Unless otherwise indicated in a footnote, none of the shares of common stock listed have been pledged as security.

Name	Principal Occupation for Past Five Years	Year First Became a Director	Amount & Nature of Beneficial Ownership		% of Total Shares Outstanding
Daniel K. Brewer	Principal & Owner, Brewer & Company, LLC	2012	2,100	(1)	0.05%
Michael J. Casale, Jr.	Principal, Michael J. Casale, Jr., Esq., LLC	1999	22,084	(2)	0.58%
William J. Edwards	President & Owner of JEB Environmental Technologies, Inc.	2012	3,884	(3)	0.10%
James M. Furey, II	President & Owner of Eastern Wood Products	1990	14,607	(4)	0.38%
Robert J. Glunk	Senior Vice President & Chief Operating Officer of the Corporation and Bank	N/A	5,871	(5)	0.15%
Richard A. Grafmyre	President & Chief Executive Officer of the Corporation and Bank	2010	1,130	(6)	0.03%
D. Michael Hawbaker	Executive Vice President of Glenn O. Hawbaker, Inc.	2007	1,000	(7)	0.03%
Leroy H. Keiler, III	Leroy H. Keiler, III, Attorney at Law	2006	575	(8)	0.01%
Brian L. Knepp	Senior Vice President, Secretary, & Chief Financial Officer of the Corporation and Bank	N/A	814	(9)	0.02%
R. Edward Nestlerode, Jr.	Vice President and Chief Executive Officer of Nestlerode Contracting Co., Inc.	1995	16,998	(10)	0.44%
Ann M. Riles	Senior Vice President & Chief Credit Officer of the Corporation and Bank	N/A	5,054	(11)	0.13%
William H. Rockey	Retired; Former Senior Vice President of the Corporation and Bank; Former President of First National Bank of Spring Mills	1999	32,972	(12)	0.86%
Hubert A. Valencik	Retired; Former Senior Vice President & Chief Operations Officer of the Bank; Former Senior Vice President of the Corporation	2005	15,078	(13)	0.39%
Ronald A. Walko	Chairman of the Board; Former President & Chief Executive Officer of the Corporation	2000	22,617	(14)	0.59%

All Executive Officers and Directors as a Group			144,784		3.76%

(1)	Shares held individually.
(2)	Includes 15,418 shares held jointly with his spouse, 1,660 shares held by his spouse, and 5,006 shares held by his children.
(3)	Includes 767 shares held individually, 2,417 share held jointly with his spouse, and 700 shares held by his spouse.
(4)	Shares held individually.

(5)	Includes 6,547 shares held jointly with his spouse, 6,430 held individually, and 1,630 shares held by his spouse.
(6)	Shares held individually.
(7)	Shares held jointly with his spouse.
(8)	Shares held jointly with his spouse.
(9)	Shares held individually.
(10)	Includes 7,957 shares held jointly with his spouse and his father, 7,183 shares held individually, 524 shares held by his children, and 1,334 shares held by Nestlerode Contracting Co., Inc.
(11)	Includes 3,542 shares held jointly with her spouse and 1,512 shares held individually.
(12)	Includes 31,670 shares held jointly with his spouse, and 1,302 shares held individually.
(13)	Includes 3,310 shares held jointly with his spouse, and 11,768 shares held individually.
(14)	Includes 19,915 shares held jointly with his spouse and children, 2,161 shares held individually, 435 shares held by his spouse, and 106 shares held jointly by his spouse and children.

Section 16 (a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and any persons owning ten percent or more of our common stock, to file in their personal capacities initial statements of beneficial ownership on Form 3, statements of changes in beneficial ownership on Form 4, and annual statements of beneficial ownership on Form 5 with the Securities and Exchange Commission. Persons filing such beneficial ownership statements are required by SEC regulations to furnish us with copies of all such statements filed with the SEC. The rules of the SEC regarding the filing of such statements require that “late filings” be disclosed in a corporation’s proxy statement. Based solely on the reports received by us or filed with the SEC and on written representations from reporting persons, we believe all such persons complied with all applicable filing requirements during 2012, with the exceptions of Mr. Brewer and Mr. Edwards, for whom one late Form 4 was filed reporting a single transaction.

Committees of the Board of Directors and Board Meetings

The Penns Woods board of directors maintained the following standing committees for 2012, the current members of which are as follows:

		Number of Times Met During 2012
AUDIT:	Daniel K. Brewer, William J. Edwards, James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, R. Edward Nestlerode, Jr.	4

EXECUTIVE:	Michael J. Casale, Jr., R. Edward Nestlerode, Jr., Hubert A. Valencik	0

The board of directors of the Bank maintained the following standing committees for 2012, the current members of which are as follows:

AUDIT:	Daniel K. Brewer, William J. Edwards, James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, R. Edward Nestlerode, Jr.	4

BUILDING & INSURANCE:	Michael J. Casale, Jr., William J. Edwards, James M. Furey, II, Leroy H. Keiler, III, Hubert A. Valencik	1

EXECUTIVE:	Michael J. Casale, Jr., James M. Furey, II, R. Edward Nestlerode, Jr., Hubert A. Valencik	0

COMPENSATION & BENEFITS:	Michael J. Casale, Jr., D. Michael Hawbaker, R. Edward Nestlerode, Jr.	1

ASSET LIABILITY:	Daniel K. Brewer, William J. Edwards, James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, William H. Rockey, Hubert A. Valencik, Ronald A. Walko, Richard A. Grafmyre, Robert J. Glunk, Brian L. Knepp, Ann M. Riles, Misty D. Mark, Janine E. Packer (Mr. Glunk, Mr. Knepp, Ms. Riles, Ms. Mark, and Ms. Packer are employees of the Bank.)	4

The Audit Committee was composed of six independent directors within the meaning of the NASDAQ listing standards during 2012. The Audit Committee operates under a written charter, a copy of which is available on our website, www.jssb.com, under Investor Relations/ Financial Information/ Governance Documents and is available upon written request to the President. The board of directors has designated Daniel K. Brewer as the Audit Committee financial expert. The Audit Committee is responsible for the appointment, compensation, oversight, and termination of Penns Woods’ independent auditors. The Audit Committee is required to pre-approve audit and certain non-audit services performed by the independent auditors. The Audit Committee also assists the board of directors in providing oversight over the integrity of the financial statements, compliance with applicable legal and regulatory requirements, and the performance of our internal audit function. The Audit Committee also is responsible for, among other things, reporting to the board of directors on the results of the annual audit and reviewing the financial statements and related financial and non-financial disclosures included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Importantly, from a corporate governance perspective, the Audit Committee regularly evaluates the independent auditors’ independence, including approving consulting and other legally permitted, non-audit services provided by the auditors and the potential impact of the services on the auditors’ independence. The Audit Committee meets periodically with the independent auditors and the internal auditors outside of the presence of management, and possesses the authority to retain professionals to assist it in meeting its responsibilities without consulting with management. The Audit Committee reviews and discusses with management earnings releases, including the use of pro forma information. The Audit Committee also discusses with management and the independent auditors the effect of accounting initiatives. The Audit Committee also is responsible for receiving and retaining complaints and concerns relating to accounting and auditing matters.

The Penns Woods board of directors met sixteen times during 2012. The board of directors of the Bank met twenty-seven times during 2012. All directors attended at least 75% of the aggregate of all meetings of the board of directors and committees of the board of directors of which they were members.

Board Leadership Structure

Our board of directors maintains the freedom to choose whether the roles of Chairman of the Board and Chief Executive Officer should be combined or separated, based on what it believes is best for Penns Woods and its shareholders at any given time. The board of directors has determined that it is appropriate to separate the roles of Chief Executive Officer and Chairman of the Board. Accordingly, Ronald A. Walko serves as Chairman of the Board of Penns Woods and the Bank, while Richard A. Grafmyre serves as Chief Executive Officer of Penns Woods and Bank. The board of directors believes this arrangement provides stronger corporate governance and conforms to industry best practices.

Board Risk Oversight

Each member of the board of directors has a responsibility to monitor and manage risks faced by Penns Woods. At a minimum, this requires the members of the board of directors to be actively engaged in board discussions, review materials provided to them, and know when it is appropriate to request further information from management and/or engage the assistance of outside advisors. Furthermore, because the banking industry is highly regulated, certain risks to Penns Woods are monitored by the board of directors through its review of Penns Woods’ and the Bank’s compliance with regulations of the applicable bank regulatory authorities. Because risk oversight is a responsibility for each member of the board of directors, the board’s responsibility for risk oversight is not concentrated into a single committee. Instead, oversight is delegated, to a large degree, to the various board committees with an independent director serving in the capacity of committee chairman. These committees meet formally, as needed, to discuss risks and monitor specific areas of performance with their findings reported at the next scheduled full meeting of the board of directors. In addition, the composition of the board of directors and normal agenda allow for the continuous oversight of risk by providing an environment which encourages the directors to ask specific questions or raise concerns and allots them sufficient time and materials to do so effectively. The overlap of committee membership provides a broad perspective of various risks and the actions undertaken to manage risks in today’s environment.

Director Independence and Nominees for Director

In the view of the board of directors, all directors who are independent within the meaning of the NASDAQ listing standards should participate in the selection of director nominees. Accordingly, all directors, except for Messrs. Walko, Rockey, and Grafmyre, participate in the selection of director nominees. Directors who participate in the selection of director nominees operate under a written charter, a copy of which is available on our website, www.jssb.com, under Investor Relations/Financial Information/Governance Documents and is available upon request to the President. Independent directors considering the selection of director nominees will consider candidates recommended by shareholders. Shareholders desiring to submit a candidate for consideration as a nominee of the board of directors must submit the same information with regard to the candidate as that required to be included in Penns Woods’ proxy statements with respect to nominees of the board of directors in addition to any information required by Penns Woods’ bylaws. Shareholder recommendations should be submitted in writing to Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, PA 17701 (Attention: President and Chief Executive Officer), on or before December 31 of the year preceding the year in which the shareholder desires the candidate to be considered as a nominee. Although the board of directors at this time does not utilize any specific written qualifications, guidelines, or policies in connection with the selection of director nominees, candidates must have a general understanding of the financial services industry or otherwise be able to provide some form of benefit to Penns Woods’ business, possess the skills and capacity necessary to provide strategic direction to Penns Woods, be willing to represent the interests of all shareholders, be able to work in a collegial board environment, and be available to devote the necessary time to the business of Penns Woods. In addition to these requirements, candidates will be considered on the basis of diversity of experience, skills, qualifications, occupations, education, and backgrounds, and whether the candidate’s skills and experience are complementary to the skills and experience of other board members. Candidates recommended by shareholders will be evaluated on the same basis as candidates recommended by the independent directors.

Nominations for director to be made at an annual meeting by shareholders entitled to vote for the election of directors must be submitted to the Secretary of Penns Woods not less than ninety (90) days or more than one hundred fifty (150) days prior to the annual meeting, which notice must contain certain information specified in the Bylaws. No notice of nomination for election as a director has been received from any shareholder as of the date of this proxy statement. If a nomination is attempted at the annual meeting that does not comply with the procedures required by the bylaws or if any votes are cast at the annual meeting for any candidate not duly nominated, then such nomination and/or such votes may be disregarded.

Compensation Committee Interlocks and Insider Participation

Directors Casale, Edwards, Furey, Hawbaker, Keiler, Nestlerode, and Valencik have lending relationships with Jersey Shore State Bank, which were made, and presently are, in compliance with Regulation O under the federal banking laws. With these exceptions, no member of the Compensation and Benefits Committee (i) was, during the 2012 fiscal year, or had previously been, an officer or employee of Penns Woods or its subsidiaries or (ii) had any direct or indirect material interest in a transaction of Penns Woods or a business relationship with Penns Woods, in each case that would require disclosure under applicable rules of the SEC. No other interlocking relationship existed between any member of the Compensation and Benefits Committee or an executive officer of Penns Woods, on the one hand, and any member of the Compensation Committee (or committee performing equivalent functions, or the full board of directors) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

Audit Committee Report

The Audit Committee of the Board of Directors is composed of six (6) independent directors as defined under NASDAQ listing standards. The Audit Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on our website, www.jssb.com, under Investor Relations/Financial Information/Governance Documents and is available upon request to the President.

The Audit Committee has reviewed our audited financial statements for the fiscal year ended December 31, 2012, and discussed them with management and our independent registered public accounting firm, S.R. Snodgrass, A.C. The Audit Committee also has discussed with our independent auditor the matters required to be discussed by the U.S. Statement on Auditing Standards No. 61, as amended.

The Audit Committee has received from our independent auditor the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and the Audit Committee has discussed with management and the independent accountant the accountant’s independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that our audited financial statements for the fiscal year ended December 31, 2012 be included in our Annual Report on Form 10-K for that fiscal year for filing with the SEC.

In connection with standards for independence of our external auditors issued by the Public Company Accounting Oversight Board, during the 2013 fiscal year, the Audit Committee will undertake to consider in advance of the provision of any non-audit services by our independent accountant whether the provision of such services is compatible with maintaining the independence of our external auditors.

This report is not intended to be incorporated by reference into any filing made by Penns Woods Bancorp, Inc. with the SEC under the Securities Act or the Exchange Act.

Members of the Audit Committee

Daniel K. Brewer

William J. Edwards

James M. Furey, II

D. Michael Hawbaker

Leroy H. Keiler, III

R. Edward Nestlerode, Jr.

Review of Related Party Transactions

Applicable NASDAQ rules require that we conduct an appropriate review of related party transactions for potential conflict of interest situations on an ongoing basis, and all such transactions must be approved by our Audit Committee or another independent body of the board of directors.

Our Code of Ethics and Conflicts of Interest Policy requires all directors, officers, and employees who may have a potential or apparent conflict of interest to notify our Human Resource Director. A potential conflict exists whenever an individual has an outside interest – direct or indirect – which conflicts with the individual’s duty to the Corporation or any of its affiliates or adversely affects the individual’s judgment in the discharge of his or her responsibilities. Prior to consideration, full disclosure of all material facts concerning the relationship and financial interest of the relevant individuals in the transaction is required. The Code of Ethics and Conflict of Interest Policy is available on our website, www.jssb.com, under Investor Relations/Governance Documents and is available upon request to the President.

To identify related party transactions, each year, we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transaction with us or any of our subsidiaries in which the officer or director or their family members have an interest.

Certain Information Regarding Compensation of Executive Officers and Directors for 2012

Compensation Discussion and Analysis

The Compensation Discussion and Analysis addresses the following issues: members of the Compensation and Benefits Committee (the “Committee”) and their role, compensation-setting process, philosophy regarding executive compensation, and components of executive compensation.

Committee Members and Independence

The Committee is comprised of three independent directors under the requirements set forth in the NASDAQ listing standards. The members of the Committee are: Michael J. Casale, Jr., D. Michael Hawbaker, and R. Edward Nestlerode, Jr.

Role of Committee

The Committee’s focus is to establish a compensation policy and philosophy that will enable Penns Woods to attract, retain, motivate, and reward executive officers that are critical to its success. In doing so, the Committee:

•	reviews and adjusts the principles guiding the compensation policy to maintain alignment with short and long-term strategic goals and to build shareholder value;

•	establishes performance objectives including, but not limited to, earnings, return on assets, return on equity, total assets, and quality of the loan portfolio;

•	evaluates the performance of the executive officers in comparison to the performance goals;

•	determines the compensation of executive officers and the components of the compensation;

•	administers the retirement plans of the Corporation, including the defined benefit, defined contribution, and 401(k) plans;

•	administers the 2006 Employee Stock Purchase Plan;

•	recommends changes to compensation plans, cash or equity, to the full Board of Directors;

•	reviews and recommends changes to succession plans; and

•	reviews and recommends changes to director compensation.

Committee Meetings

The Committee meets as often as necessary. During 2012, the Committee held one meeting at which it determined and approved certain wage and benefit changes for the 2013 fiscal year. The Committee does not presently maintain a written charter. The Committee works with the President and Chief Executive Officer to determine the meeting agenda and material to be reviewed. The materials and inputs utilized may include, but are not limited to, the following:

•	financial reports outlining budget to actual performance;

•	reports of corporate achievement/recognition by outside parties;

•	forecasted financial results as compared to the current budget and actual results;

•	peer financial analysis and comparison;

•	completion and progress of meeting strategic goals;

•	peer equity and cash compensation data;

•	national and regional compensation surveys; and

•	financial impact of current and proposed compensation programs.

Committee Process

The Committee set the compensation of the executive officers and other employees during the fourth quarter of 2011 for 2012 and during the first quarter of 2013 for the period covering the remainder of 2013 and first part of 2014. The committee set the 2013 compensation for the Chief Executive Officer during the fourth quarter of 2012 for the 2013 fiscal year. Although the decisions are made at a point in time, the Committee continuously monitors the performance of Penns Woods and executives throughout the year as part of the routine full board of directors meetings.

The Committee utilizes the input and assistance of management when making compensation decisions. Management input includes:

•	employee performance evaluations and compensation recommendations;

•	reporting actual and forecasting future results;

•	establishing performance objectives;

•	review and recommendations of non-cash employee compensation programs; and

•	assistance with Committee meeting agendas.

The President and Chief Executive Officer has direct involvement with the Committee during the meetings in order to provide status updates on the attainment of strategic goals, discuss performance evaluations, and make recommendations on executive officer compensation packages, for the named executive officers other than himself.

Annually, the Committee meets to evaluate the performance of the executive officers, set the compensation for the fiscal year, and to determine their cash bonus to be paid.

Compensation Elements

Base Salary

The Committee believes that the base salary of the named executive officers is the cornerstone of the compensation package and is the primary source of compensation to the executive. The base salary provides a consistent level of pay to the executive, which the Committee feels decreases the amount of executive turnover, promotes the long-term goals of the corporation, and is a tax deductible expense. The factors used in determining the level of base salary include the executive’s qualifications and experience, tenure with Penns Woods, responsibilities, attainment of goals and objectives, past performance, and peer practices. A review of past performance and the attainment of goals and objectives are reviewed annually as part of the formal annual performance review. During the review, which occurs during the first quarter and covers the previous fiscal year, objectives and goals for the year and upcoming milestones related to the corporate strategic plan are discussed. Peers for Penns Woods are bank holding companies within the Philadelphia Federal Reserve District with assets between $500 million and $1 billion and include the following:

AmeriServ Financial, Inc.	CCFNB Bancorp, Inc.	Citizens Financial Services, Inc.
Dimeco, Inc.	DNB Financial Corporation	ENB Financial Corp.
Fidelity D & D Bancorp, Inc.	First Keystone Corporation	Harleysville Savings Financial Corp.
Honat Bancorp, Inc.	Integrity Bancshares, Inc.	Mid Penn Bancorp, Inc.
Penseco Financial Services Corp.	QNB Corporation

Data for these peers is gathered from various sources including, but not limited to, SEC filings, Federal Reserve filings, and other information publicly released by the peer companies. The Committee utilizes such comparative information as one component solely for determining base salary for such executives. Other components considered by the Committee include the factors described above. The Committee does not assign relative weights to any one component but considers the entire mix of information. The Committee does not consider such comparative information in connection with other elements of the overall compensation of such executives.

Annual Bonus Program

The Committee administers a Performance-Based Cash Incentive Plan originally adopted in March 2010. The plan provides at-risk compensation awards to eligible employees, which include full-time employees of the

Bank (except employees whose compensation is commission based) and part-time employees who are eligible to participate in the Bank’s Pension Plan and/or 401(k) Plan. In addition, the employee must receive an overall rating of “Good” or higher on his or her most recent individual performance appraisal for the fiscal year covered by the performance appraisal. The plan is designed to support organizational objectives and financial goals set forth in the Bank’s strategic business plan and financial plan. The plan further aligns the interests of shareholders with those of the Bank’s employees and assists the Bank in attracting, retaining, and motivating high-quality personnel, who contribute to the success and profitability of the Bank.

The Committee by resolution establishes six target results criteria on an annual basis. Target results are the annual goals of the Bank, which are consistent with the Bank’s strategic business plan and financial plan, which must be met in order to receive a cash award under the plan. The target results integrate industry peer group standards with the goals set forth in the Bank’s strategic business plan and financial plan. Targets are weighted to reflect the relative importance of each goal to the Bank’s goals under its strategic business plan and financial plan. Target measures that may be used by the Committee include, but are not limited to, return on equity, gross loan growth, growth in deposits (excluding brokered deposits), growth in core deposits, net interest margin, and net overhead as a percent of average assets. Target results are set at levels intended to be challenging, but more likely than not to be achieved, or come substantially close to being achieved.

The Committee has the discretion to exclude nonrecurring or extraordinary items of income, gain, expense, or loss, or any other factor it may deem relevant in its determination as to whether the target results have been satisfied. The Committee must conclude that an award, in such a circumstance, would ensure that the best interests of the Bank and Penns Woods’ shareholders are protected and are not in conflict with the interests of the plan’s participants.

Cash awards are based upon a percentage of eligible compensation, which will be the employee’s Form W-2 gross wages net of any amount included as a payment for any prior year bonus awards. The higher the eligible employee’s position is with the Bank, the greater the percentage of the employee’s eligible compensation may be received as a cash award. This reflects the Bank’s belief that the performance of our named executive officers and other members of upper management has relatively greater impact on the performance of the Bank.

If the plan participants’ employment is terminated with the Bank, other than retirement (which generally will be attaining the age of 65) or death during the plan year, the participant will not be eligible to receive a bonus award even if the target results are reached. If plan participant is terminated as a result of death or retirement and the participant worked at least six months during the plan year, the participant, or in the case of death, the participant’s beneficiary, will be eligible to receive a pro-rated bonus at the same time and manner as cash bonuses are paid to the other participants in the plan.

The plan is administered by the Committee, but annual awards determined by the Committee under the plan are subject to the approval of the board of directors of the Bank. The Committee may only make awards when it deems such awards are in the best interests of the Bank, Penns Woods’ shareholders, and the plan participants. The Committee or the board may take action to amend, modify, suspend, reinstate, or terminate the plan at any time. Such amendments, modifications, suspensions, reinstatements, or terminations may apply retroactively.

For 2012, the Committee established six weighted performance targets to be satisfied as a condition to the payment of any bonuses under the plan for 2012. The performance factors and weightings for each factor for 2012, all of which exclude securities gains or losses where applicable, were as follows: Return on Equity (target: 17.38%; weighting: 30%); Gross Loan Growth (target: $19.111 million; weighting: 20%); Deposit Growth, excluding brokered deposits (target: $25.597 million; weighting: 5%); Core Deposit Growth (target: $17.481 million; weighting: 15%); Net Interest Margin (target: 4.63%; weighting: 15%); and Net Overhead as a Percentage of Average Assets (target: 1.69%; weighting: 15%). The Bank’s actual performance measured against the weighted target performance factors resulted in performance of 200% of targeted goals and resulted in potential cash awards for Tier 1 participants of up to 42.0% of base salary, and cash awards for Tier 2 participants of up to 31.0% of base salary. Based on these factors bonuses for 2012 were paid as follows: Mr. Grafmyre $113,191, Mr. Knepp $49,911, Ms. Riles $43,991, and Mr. Glunk $53,399.

Equity Awards

The Committee currently does not presently use stock options or other equity-based awards as part of the compensation package for its named executive officers. The Committee feels that the cash compensation provided at this time adequately rewards the named executive officers for their contribution to the Corporation. In addition, the Committee believes shareholder value is better enhanced by the use of cash payments to the named executive officers versus the issuance of options or other equity-based awards, which may lead to an increased number of outstanding shares causing diminished share-based returns. The named executive officers, as with all employees, wishing to acquire the Corporation’s common stock are eligible to participate in the 2006 Employee Stock Purchase Plan.

Additional Benefits

The named executive officers may participate in other employee benefit programs that are generally available to the other employees of the Corporation. Other perquisites received by the named executive officers are either included in the Summary Compensation Table in this proxy statement or do not exceed $10,000 in the aggregate annually.

Employment Agreements

We have entered into employment agreements with Messrs. Grafmyre, Knepp, Glunk, and Ms. Riles. A discussion of these agreements appears beginning on page 128.

Compensation and Benefits Committee Report

The Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on the Committee’s review and discussion with management, the Committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and in, through incorporation by reference from this proxy statement, our Annual Report on Form 10-K for the year ended December 31, 2012.

Members of the Compensation and Benefits Committee

Michael J. Casale, Jr.

D. Michael Hawbaker

R. Edward Nestlerode, Jr.

Summary Compensation Table

The following table sets forth the annual compensation for services in all capacities to Penns Woods and Jersey Shore State Bank for the year ended December 31, 2012 for those persons who served as the principal executive officer or principal financial officer at any time during the last completed fiscal year and the other executive officers for the last completed fiscal year (collectively, the “named executive officers”).

	Summary Compensation Table
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)(6)	Total ($)
Richard A. Grafmyre	2012	$269,501	$50,600	$—	$—	$113,191	$—	$23,458	$456,750
President and Chief Executive	2011	245,000	600	—	—	88,536	—	26,223	360,359
Officer (7)	2010	38,635	100	—	—	—	—	190	38,925
Brian L. Knepp	2012	118,836	600	—	—	49,911	—	10,439	179,786
Senior Vice President & Chief	2011	110,942	600	—	—	28,956	—	8,377	148,875
Financial Officer (8)	2010	105,320	600	—	—	19,969	—	7,836	133,725
Ann M . Riles	2012	141,905	600	—	—	43,991	154,992	8,412	349,900
Senior Vice President & Chief	2011	137,725	600	—	—	35,946	165,593	7,240	347,104
Credit Officer (9)	2010	133,748	600	—	—	25,358	84,260	9,240	253,206
Robert J. Glunk	2012	127,142	600	—	—	53,399	87,827	4,424	273,392
Senior Vice President & Chief	2011	119,215	600	—	—	31,115	89,633	4,238	244,801
Operating Officer (10)	2010	116,334	600	—	—	22,057	39,181	3,841	182,013

(1)	Total includes base salary Messrs. Grafmyre, Knepp, Glunk, and Ms. Riles.
(2)	Amounts represent $600 holiday bonus paid to all employees. Mr. Grafmyre received a bonus of $50,000 per his employment agreement.
(3)	Amounts represent amounts paid under Penns Woods’ Performance-Based Bonus Plan adopted in March 2010.
(4)	The amounts in the Change in Pension Value and Nonqualified Deferred Compensation earnings column include the aggregate change in the actuarial present value of the accumulated benefit under the defined benefit pension plan. The pension plan is described under the heading “Retirement Plan” below.
(5)	The cost of certain perquisites and other personal benefits for Messrs. Grafmyre, Knepp, Glunk and Ms. Riles are not included because such total does not exceed $10,000.
(6)	Other compensation includes employer contributions to the 401(k) Plan for the benefit of Messrs. Grafmyre, Knepp, Glunk, and Ms. Riles.
(7)	Mr. Grafmyre joined Penns Woods in October 2010 and serves as the President and Chief Executive Officer of Penns Woods and Jersey Shore State Bank, and is also a member of the board of directors of Penns Woods and Jersey Shore State Bank.
(8)	Mr. Knepp serves as a Senior Vice President, Chief Financial Officer, and Secretary of Penns Woods and Jersey Shore State Bank.
(9)	Ms. Riles serves as a Senior Vice President of Penns Woods and Jersey Shore State Bank and the Chief Credit Officer of Jersey Shore State Bank.
(10)	Mr. Glunk serves as a Senior Vice President and Chief Operating Officer of Penns Woods and Jersey Shore State Bank.

Grants of Plan-Based Awards

There were no grants of equity plan-based awards to our named executive officers during the 2012 fiscal year.

The following table shows information regarding non-equity incentive awards under Penns Woods’ Performance-Based Bonus Plan for 2012 for Mr. Grafmyre, Mr. Knepp, Ms. Riles and Mr. Glunk.

GRANTS OF PLAN-BASED AWARDS

(For fiscal year ended December 31, 2012)

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)
Name	Threshold ($)	Target ($)	Maximum ($)
Richard A. Grafmyre	$26,950	$59,290	$113,191
Brian L. Knepp	11,884	26,144	49,911
Ann M. Riles	10,359	22,705	43,991
Robert J. Glunk	12,714	27,971	53,399

(1)	Amounts reported are the following percentages of base salary in 2012, based on achievement of weighted target results for 2012 (i.e., return on equity, gross loan growth, growth in deposits (excluding brokered deposits), growth in core deposits, net interest margin, and net overhead as percentage of average assets), which were established as targets by the Compensation and Benefits Committee under the Performance-Based Bonus Plan: Messrs. Grafmyre, Knepp, Glunk—10.0% (threshold), 22.0% (target), and 42.0% (maximum) and Ms. Riles—7.3%, 16.0%, and 31.0%.

Awards were paid for 2012 under the Performance-Based Bonus Plan because actual performance measured against weighted performance factors resulted in performance of approximately 200% of targeted performance goals. Cash payments made under the Plan for 2012 are included in the Summary Compensation Table under the column labeled “Non-Equity Incentive Plan Compensation.”

Outstanding Equity Awards

There were no outstanding equity awards as of December 31, 2012 for our named executive officers.

Option Exercises and Stock Vested

There were no options exercised or vested during the 2012 fiscal year.

Nonqualified Deferred Compensation

There was no participation by any of the named executive officers in a nonqualified deferred compensation plan.

Retirement Plan

Jersey Shore State Bank maintains a noncontributory defined benefit pension plan for all employees hired prior to January 1, 2004, who meet certain age and length of service requirements. Benefits are based primarily on years of service and the average annual compensation earned by an employee, which is the employee’s annual compensation averaged over the five highest paid consecutive calendar years within the final ten years of employment. Annual compensation is based upon the employee’s W-2 wages, which includes base salary, bonus, personal vehicle mileage for certain executive officers, and life insurance coverage that exceeds $50,000. Jersey Shore State Bank’s funding policy is consistent with the funding requirements of federal law and regulations. Plan assets are primarily comprised of common stocks and U.S. Government and corporate debt securities. The plan was amended, effective January 1, 2004, to cease eligibility for employees with a hire date of January 1, 2004 or later. Because Messrs. Grafmyre and Knepp joined Jersey Shore State Bank in 2010 and 2005, respectively, they are not eligible to participate in the pension plan and are, therefore, excluded from the table below. Employees with a hire date of January 1, 2004 or later are eligible to receive, after one year of service, an annual contribution by Jersey Shore State Bank equal to a discretionary percentage of an employee’s base compensation into an account established for the employee under Jersey Shore State Bank’s 401(k) plan. The accrued normal retirement benefit under the plan is determined by the following formula: 1.4% of the average annual compensation up to social security covered compensation multiplied by the credited service, plus 2% of the average annual compensation that is in excess of the Social Security covered compensation multiplied by the number of years of credited service.

The following table sets forth the total number of years of credited service and the present value of the accumulated benefit as of December 31, 2012 for the named executive officer who participates in the defined benefit pension plan.

Pension Benefits Table
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Ann M. Riles	Jersey Shore State Bank Retirement Plan	28.25	$772,848	$—
Robert J. Glunk	Jersey Shore State Bank Retirement Plan	25.58	354,728	$—

Employment Agreements.

Penns Woods has entered into employment agreements with Messrs. Grafmyre, Knepp and Glunk and Ms. Riles. A discussion of these agreements follows.

Richard A. Grafmyre. On October 29, 2010, Mr. Grafmyre entered into an employment agreement with Penns Woods and Jersey Shore State Bank. The initial term of the agreement is three years and the agreement annually renews for a term ending one year from each annual anniversary date. Under the terms of the agreement, Mr. Grafmyre will receive, effective January 1, 2013, an annual base salary of at least $315,000, subject to increases by Penns Woods and Jersey Shore State Bank. Mr. Grafmyre is also entitled to participate in any pension, retirement, profit sharing, stock option, incentive bonus, employee stock ownership, or other plans, benefits, and privileges available to employees and executive officers of Penns Woods and Jersey Shore State Bank. In addition, Mr. Grafmyre is entitled to the use of a mid-size automobile for business and ancillary personal use and payment of initiation fees, and membership assessments and dues for him and his spouse at two clubs.

The agreement may be terminated by Penns Woods and Jersey Shore State Bank for cause (as defined in the agreement), in which case the parties’ obligations under the agreement will cease. If the agreement is terminated by Penns Woods and Jersey Shore State Bank without cause and there has not been a change-in-control (as defined in the agreement), then Penns Woods and Jersey Shore State Bank will continue to pay Mr. Grafmyre’s then current annual base salary for the greater of six months or the number of months remaining in the term of his employment agreement and maintain the same level of contributions toward Mr. Grafmyre’s continued participation in Jersey Shore State Bank’s medical/health insurance in effect. In the event that medical/health insurance cannot be provided for Mr. Grafmyre, Jersey Shore State Bank will pay him a dollar amount equal to cost of maintaining such insurance. If, following a change-in-control, the agreement is terminated by Penns Woods and Jersey Shore State Bank without cause or Mr. Grafmyre voluntarily terminates his employment for good reason (as defined in the agreement), Penns Woods or Jersey Shore State Bank will pay Mr. Grafmyre, in cash, within 30 days of termination, an aggregate amount equal to two times Mr. Grafmyre’s then base salary; provided, however, that in the event the lump sum payment described above, when added to all other amounts or benefits provided to Mr. Grafmyre upon termination, would result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the payment will be reduced to the extent necessary to avoid imposition of the tax. If during the term of the agreement, Mr. Grafmyre voluntarily terminates employment, retires, dies, or becomes disabled (as defined in the agreement), the obligations of the parties under the agreement will cease, unless Mr. Grafmyre dies or becomes disabled after providing notice of termination for good reason following a change in control, in which case, Mr. Grafmyre, or his estate, as the case may be, will be entitled to the amounts described above.

The agreement contains noncompete covenants which generally prohibit Mr. Grafmyre from engaging in banking activities within twenty-five miles of 300 Market Street, Williamsport, Pennsylvania. These covenants generally extend for a period of one year after Mr. Grafmyre’s termination of employment unless his employment terminates as a result of a delivery of a notice of nonrenewal by Penns Woods and Jersey Shore State Bank, in which case these covenants end on the date the agreement terminates.

Brian L. Knepp. On June 1, 2010, Mr. Knepp entered into an employment agreement with Penns Woods and Jersey Shore State Bank. The initial term of the agreement is three years and the agreement annually renews for a term ending one year from each annual anniversary date. Under the terms of the agreement, Mr. Knepp will receive an annual base salary of at least $120,484, subject to increases by Penns Woods and Jersey Shore State Bank. Mr. Knepp is also entitled to participate in any pension, retirement, profit sharing, stock option, incentive bonus, employee stock ownership, or other plans, benefits, and privileges available to employees and executive officers of Penns Woods and Jersey Shore State Bank.

The agreement may be terminated by Penns Woods and Jersey Shore State Bank for cause (as defined in the agreement), in which case the parties’ obligations under the agreement will cease. If the agreement is terminated by Penns Woods and Jersey Shore State Bank without cause and there has not been a change-in-control (as defined in the agreement), then Penns Woods and Jersey Shore State Bank will continue to pay Mr. Knepp’s then current annual base salary for the number of months remaining in the term of his employment agreement and provide Mr. Knepp, at no cost to him, with continuation of health and medical benefits for a period of two years following termination of employment. In the event that health and medical benefits cannot be provided, a dollar amount equal to the after-tax cost of obtaining such benefits will be provided to Mr. Knepp. If, following a change-in-control, the agreement is terminated by Penns Woods and Jersey Shore State Bank without cause or Mr. Knepp voluntarily terminates his employment for good reason (as defined in the agreement), Penns Woods or Jersey Shore State Bank will pay Mr. Knepp, in cash, within 30 days of termination, an aggregate amount equal to two times Mr. Knepp’s then base salary; provided, however, that in the event the lump sum payment described above when added to all other amounts or benefits provided to Mr. Knepp upon termination would result in the imposition of an excise tax under Section 4999 of the Code, the payment will be reduced to the extent necessary to avoid imposition of the tax. If during the term of the agreement, Mr. Knepp voluntarily terminates employment, retires, dies, or becomes disabled (as defined in the agreement), the obligations of the parties under the agreement will cease, unless Mr. Knepp dies or becomes disabled after providing notice of termination for good reason following a change in control, in which case, Mr. Knepp, or his estate, as the case may be, will be entitled to the amounts described above.

The agreement contains noncompete covenants which generally prohibit Mr. Knepp from engaging in banking activities within a county within the Commonwealth of Pennsylvania, or any contiguous county, in which a branch office or other facility of Jersey Shore State Bank is located. These covenants generally extend for a period of one year after Mr. Knepp’s termination of employment unless his employment terminates as a result of a delivery of a notice of nonrenewal by Penns Woods and Jersey Shore State Bank, in which case these covenants end on the date the agreement terminates.

Ann M. Riles. On February 28, 2011, Ms. Riles entered into an employment agreement with Penns Woods and Jersey Shore State Bank. The initial term of the agreement is three years and the agreement annually renews for a term ending one year from each annual anniversary date. Under the terms of the agreement, Ms. Riles will receive an annual base salary of at least $141,466, subject to increases by Penns Woods and Jersey Shore State Bank. Ms. Riles is also entitled to participate in any pension, retirement, profit sharing, stock option, incentive bonus, employee stock ownership, or other plans, benefits, and privileges available to employees and executive officers of Penns Woods and Jersey Shore State Bank.

The agreement may be terminated by Penns Woods and Jersey Shore State Bank for cause (as defined in the agreement), in which case the parties’ obligations under the agreement will cease. If the agreement is terminated by Penns Woods and Jersey Shore State Bank without cause and there has not been a change-in-control (as defined in the agreement), then Penns Woods and Jersey Shore State Bank will continue to pay Ms. Riles’ then current annual base salary for the number of months remaining in the term of her employment agreement and provide Ms. Riles, at no cost to her, with continuation of health and medical benefits for a period of two years following termination of employment. In the event that health and medical benefits cannot be provided, a dollar amount equal to the after-tax cost of obtaining such benefits will be provided to Ms. Riles. If, following a change-in-control, the agreement is terminated by Penns Woods and Jersey Shore State Bank without cause or Ms. Riles voluntarily terminates her employment for good reason (as defined in the agreement), Penns Woods or Jersey Shore State Bank will pay Ms. Riles, in cash, within 30 days of termination, an aggregate amount equal to two times Ms. Riles’ then base salary; provided, however, that in the event the lump sum payment described above when added to all other amounts or benefits provided to Ms. Riles upon termination would result in the imposition of an excise tax under Section 4999 of the Code, the payment will be reduced to the extent necessary to avoid imposition of the tax. If during the term of the agreement, Ms. Riles voluntarily terminates employment, retires, dies, or becomes disabled (as defined in the agreement), the obligations of the parties under the agreement will cease, unless Ms. Riles dies or becomes disabled after providing notice of termination for good reason following a change in control, in which case, Ms. Riles, or her estate, as the case may be, will be entitled to the amounts described above.

The agreement contains noncompete covenants which generally prohibit Ms. Riles from engaging in banking activities within a county within the Commonwealth of Pennsylvania, or any contiguous county, in which a branch office or other facility of Jersey Shore State Bank is located. These covenants generally extend for a period of one year after Ms. Riles’ termination of employment unless her employment terminates as a result of a delivery of a notice of nonrenewal by Penns Woods and Jersey Shore State Bank, in which case these covenants end on the date the agreement terminates.

Robert J. Glunk. On October 25, 2010, Mr. Glunk entered into an employment agreement with Penns Woods and Jersey Shore State Bank. The initial term of the agreement is for three years and the agreement annually renews for a term ending one year from each annual anniversary date. Under the terms of the agreement, Mr. Glunk will receive an annual base salary of at least $127,842, subject to increases by Jersey Shore State Bank. Mr. Glunk is also entitled to participate in any pension, retirement, profit sharing, stock option, incentive bonus, employee stock ownership, or other plans, benefits, and privileges available to employees and executive officers of Jersey Shore State Bank.

The agreement may be terminated by Penns Woods and Jersey Shore State Bank for cause (as defined in the agreement), in which case the obligations under the agreement will cease. If the agreement is terminated by Jersey Shore State Bank without cause and there has not been a change-in-control (as defined in the agreement), then Jersey Shore State Bank will continue to pay Mr. Glunk’s then current annual base salary for the number of months remaining in the term of his employment agreement and provide Mr. Glunk, at no cost to him, with continuation of health and medical benefits for a period of two years following the termination of employment. In the event that health and medical benefits cannot be provided, a dollar amount equal to the after-tax cost of obtaining such benefits will be provided to Mr. Glunk. If, following a change-in-control, the agreement is terminated by Jersey Shore State Bank without cause or Mr. Glunk voluntarily terminated his employment for good reason (as defined in the agreement), Penns Woods or Jersey Shore State Bank will pay Mr. Glunk, in cash, within 30 days of termination, two times the sum of Mr. Glunk’s then base salary and the average of the last three annual bonuses paid by Jersey Shore State Bank to Mr. Glunk; provided, however, that in the event the lump sum payment described above when added to all other amounts or benefits provided to Mr. Glunk upon termination would result in the imposition of an excise tax under Section 4999 of the Code, the payment will be reduced to the extent necessary to avoid imposition of the tax. If during the term of the agreement, Mr. Glunk voluntarily terminates employment, retires, dies or becomes disabled (as defined in the agreement), the obligations of the parties under the agreement will cease, unless Mr. Glunk dies or becomes disabled after providing notice of termination for good reason following a change in control, in which case, Mr. Glunk, or his estate, as the case may be, will be entitled to the amounts described above.

The agreement contains noncompete covenants which generally prohibit Mr. Glunk from engaging in banking activities within a county within the Commonwealth of Pennsylvania, or any contiguous county, in which a branch officer or other facility of Jersey Shore State Bank is located. These covenants generally extend for a period of one year after Mr. Glunk’s termination of employment unless his termination of employment terminates as a result of delivery of a notice of termination by Jersey Shore State Bank, in which case these covenants end on the date the agreement terminates.

Potential Post-Employment Payments

Each of Messrs. Grafmyre, Knepp, Glunk, and Ms. Riles will be entitled to certain contractual benefits if their employment terminates under certain circumstances preceding or following a change in control. The agreements are described under the caption “Employment Agreements.” We calculated the potential post-employment payments due to each of these named executive officers assuming each named executive officer terminated employment or a change in control occurred on December 31, 2012. Actual amounts payable can only be determined at the time of such executive’s termination. The following table summarizes the potential payments to Messrs. Grafmyre, Knepp, Glunk, and Ms. Riles.

						Before Change in Control				After Change in Control
		Termination for Death or Disability		Involuntary Termination for Cause		Involuntary Termination without Cause		Voluntary Termination for Good Reason		Involuntary Termination without Cause		Voluntary Termination for Good Reason
Richard A. Grafmyre	Severance (1) Welfare Continuation (2) Potential reduction in payout due to operation of Code Section 280G	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	218,821 6,006 0	$ $ $	0 0 0	$ $ $	530,000 0 0	$ $ $	530,000 0 0
	Total		$0		$0		$224,827		$0		$530,000		$530,000
Brian L. Knepp	Severance (1) Welfare Continuation (2) Potential reduction in payout due to operation of Code Section 280G	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	49,774 0 0	$ $ $	0 0 0	$ $ $	264,043 0 0	$ $ $	264,043 0 0
	Total		$0		$0		$49,774		$0		$264,043		$264,043
Ann M. Riles	Severance (1) Welfare Continuation (2) Potential reduction in payout due to operation of Code Section 280G	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	22,843 14,390 0	$ $ $	0 0 0	$ $ $	316,868 0 0	$ $ $	316,868 0
	Total		$0		$0		$37,234		$0		$316,868		$316,868
Robert J. Glunk	Severance (1) Welfare Continuation (2) Potential reduction in payout due to operation of Code Section 280G	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	104,168 28,855 0	$ $ $	0 0 0	$ $ $	264,217 0 0	$ $ $	264,217 0 0
	Total		$0		$0		$133,023		$0		$264,217		$264,217

(1)	For severance and welfare continuation payment calculation, and time and form of such payments, see “Employment Agreements.”
(2)	Assumes no increase in the cost of welfare benefits.

Director Compensation

	Director Compensation Table
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)
Daniel K. Brewer	$21,500	$—	$—	$—	$—	$—	$21,500
Michael J. Casale, Jr.	39,000	—	—	—	—	—	39,000
William J. Edwards	23,000	—	—	—	—	—	23,000
James M . Furey, II	43,800	—	—	—	—	—	43,800
D. Michael Hawbaker	39,500	—	—	—	—	—	39,500
Leroy H. Keiler, III	48,800	—	—	—	—	—	48,800
R. Edward Nestlerode, Jr.	39,500	—	—	—	—	—	39,500
William H. Rockey	41,000	—	—	—	—	—	41,000
Hubert A. Valencik	42,200	—	—	—	—	31,531	73,731
Ronald A. Walko	37,500	—	—	—	—	—	37,500

(1)	Represents earnings from consulting agreement (described below) and an additional $14,731 for health insurance benefits.

In connection with his retirement, Mr. Valencik and Penns Woods entered into a consulting letter agreement, effective August 1, 2005. Under the agreement, Mr. Valencik will continue to perform certain consulting services for Penns Woods, principally in the area of business development. The agreement renews on each August 1, subject to either party’s right to terminate the agreement upon 45 days’ prior written notice. During the term of the consulting agreement, Mr. Valencik will be required to devote not more than 20 hours per week to the provision of consulting services. In consideration of the consulting services, he will be paid $1,400 per month and will be reimbursed for the after-tax cost of health insurance if he is then ineligible for coverage under Penns Woods’ health insurance programs.

Penns Woods paid a $12,000 retainer fee to each director of Penns Woods during 2012. All directors of Jersey Shore State Bank received $1,000 for each meeting of the board of directors of Jersey Shore State Bank, $500 for each Audit or Asset Liability Committee meeting, and $400 for all other committee meetings of the board of directors of Jersey Shore State Bank that the director attended during 2012. In addition, directors receive compensation for accompanying an officer on property appraisals at a rate of $20 for the first hour and $10 for each subsequent hour. The director serving as the Secretary of the board of directors receives $200 per meeting. In the aggregate, the existing board of directors of Penns Woods earned $375,800 for all Board and committee meetings of Penns Woods and Jersey Shore State Bank attended. This total also includes the total received for appraisals and the secretarial function. A portion of fees earned are used to fund a deferred compensation plan for the directors who participated in this plan.

Jersey Shore State Bank and Directors Casale, Furey, Rockey, and Walko have entered into director fee agreements pursuant to which each participating director may defer payment of all or a portion of his director’s fees earned for service on the Boards of Directors of Penns Woods and Jersey Shore State Bank. Jersey Shore State Bank has established a deferral account for each participating director on its books. Benefits are funded by each director’s fees and Jersey Shore State Bank’s general assets and are payable upon retirement, early termination, disability, death, or the occurrence of a change in control of Penns Woods or Jersey Shore State Bank. Interest is credited to each deferral account at an annual rate equal to 50% of Penns Woods’ return on equity for the immediately prior year, compounded monthly. Following termination of service, interest is credited to a deferral account at a rate based on the yield of the 10-year treasury note. A participating director may receive a benefit if the board of directors has determined that, following a request by a participating director, such director has suffered a severe unforeseeable financial hardship and becomes payable at the board of directors discretion. Generally, the payments are payable, at the participating director’s prior election, in a lump sum or in 60 equal monthly installments. Following the occurrence of a triggering event, payments will commence within 30 days after, at the participating director’s prior election, his retirement or termination of service, or the occurrence of a change in control of Penns Woods or Jersey Shore State Bank. If payments were not triggered until the participating director’s death, the benefits will be paid within 90 days following receipt of the director’s death certificate.

Mr. Grafmyre did not receive any director fees during 2012. Commencing in 2011, employee directors elected to the Board for the first time during 2010 and in any year thereafter (including Mr. Grafmyre) will not receive any separate compensation for serving as a director of Penns Woods or Jersey Shore State Bank.

Certain Transactions

There have been no material transactions between Penns Woods or Jersey Shore State Bank, or any material transactions proposed, with any director or executive officer of Penns Woods or the Bank, or any associate of the foregoing persons. Penns Woods and the Bank have had, and intend to continue to have, banking and financial transactions in the ordinary course of business with directors and officers of Penns Woods and the Bank and their associates on comparable terms and with similar interest rates as those prevailing from time to time for persons not related to or associated with Penns Woods and the Bank.

Total loans outstanding from the Bank at December 31, 2012 to Penns Woods’ and the Bank’s officers and directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $3,183,000 or approximately 3.40% of the total equity capital of Penns Woods. Loans to such persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Penns Woods and the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.

PENNS WOODS ANNUAL MEETING—PROPOSAL NO. 3

NON-BINDING (ADVISORY) VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), Penns Woods is providing shareholders with a non-binding (advisory) vote on the compensation of its named executive officers.

Shareholders are being asked to approve the compensation of our named executive officers as disclosed in this joint proxy statement/prospectus in accordance with SEC rules. These disclosures appear in this joint proxy statement/prospectus under the “Compensation Discussion and Analysis,” in the compensation tables and in the narrative discussion following the compensation tables. Accordingly, shareholders may vote on the following resolution:

“RESOLVED, that the shareholders approve, on a non-binding (advisory) basis, the compensation of the Corporation’s named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this proxy statement.”

The vote is advisory and therefore not binding on Penns Woods, any committee of the board of directors, or the board of directors. The board of directors and the Compensation and Benefits Committee of the board of directors value the opinions of shareholders and to the extent that there is any significant vote against the named executive officer compensation as disclosed in this joint proxy statement/prospectus, shareholder concerns will be considered and the Compensation and Benefits Committee will evaluate whether any action is necessary to address such concerns.

Vote Required

The proposal for shareholders to approve on a non-binding (advisory) basis the compensation of Penns’Woods named executive officers as described in this joint proxy statement/prospectus requires the affirmative vote of a majority of all votes cast, in person and by proxy, at the annual meeting. Abstentions and broker non-votes will not affect the vote on compensation approval proposal.

Recommendation of the Penns Woods Board of Directors

The Penns Woods Board of Directors recommends a vote “FOR” approval on a non-binding (advisory) basis of the compensation of Penns’ Woods named executive officers. All proxies will be voted “FOR” this proposal unless a shareholder specifies to the contrary on such shareholder’s proxy card.

PENNS WOODS ANNUAL MEETING—PROPOSAL NO. 4

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors of Penns Woods has appointed the firm of S.R. Snodgrass, A.C., Certified Public Accountants (the “Auditors”), of Wexford, Pennsylvania, as Penns Woods’s independent registered public accounting firm for its 2013 fiscal year. The terms of the appointment were reviewed and recommended by the Audit Committee.

Although ratification by Penns Woods’ shareholders is not required by our bylaws or otherwise, the board of directors is submitting the selection of the auditors to shareholders for ratification because Penns Woods values the views of its shareholders on the selection of the independent registered public accounting firm. If Penns Woods’ shareholders fail to ratify the selection, it will be considered as notice to the board of directors and the Audit Committee to consider the selection of a different independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Penns Woods.

A representative from the Auditors is expected to be present at the annual meeting. The representative will be given an opportunity to make a statement if he or she desires to do so, and will be available to answer appropriate questions from shareholders.

The Auditors served as the Corporation’s independent registered public accounting firm for the 2012 and 2011 fiscal years, provided assistance to Penns Woods and the Bank in connection with regulatory matters, charging the Bank for such services at its customary hourly billing rates. The fees paid by Penns Woods and Bank are summarized below. The non-audit services were approved by Penns Woods’ and the Bank’s Audit Committee after due consideration of the effect of the performance thereof on the independence of the Auditors and after the conclusions by the board of directors that there was no effect on the independence of the Auditors. The Auditors have advised Penns Woods that none of its members have any financial interest in Penns Woods.

Audit Fees

The fees for professional services incurred by Penns Woods for services rendered by the independent auditors in connection with the audit of Penns Woods’ financial statements for the years ended December 31, 2012 and December 31, 2011, and the review of Penns Woods’ Forms 10-Q for such fiscal years were $124,622 and $117,459, respectively. All such services were performed by permanent, full-time employees of S.R. Snodgrass, A.C.

Audit-Related Fees

Audit-Related fees for the performance of the audits of the Bank’s employee benefit plans’ financial statements for the years ended December 31, 2012 and December 31, 2011, were $20,775 and $20,818, respectively.

Tax Fees

Tax fees for the years ended December 31, 2012 and December 31, 2011 resulting from services provided by the independent auditors totaled $13,750 and $15,726, respectively.

Other Fees

There were fees billed to Penns Woods and the Bank by the Auditor for other services for the years ended December 31, 2012 and December 31, 2011 that totaled $9,600 and $0, respectively.

Pre-approval of Audit and Permissible Non-Audit Services

The Audit Committee of the board of directors pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. All of the services provided by S.R. Snodgrass, A.C. set forth above were pre-approved by the Audit Committee.

Vote Required

The proposal for shareholders to ratify the selection of Penns Woods’ independent registered accounting firm for the year ending December 31, 2013 requires the affirmative vote of a majority of all votes cast, in person and by proxy, at the annual meeting. Abstentions and broker non-votes will not affect the vote on the auditor ratification proposal.

Recommendation of the Penns Woods Board of Directors

The Penns Woods Board of Directors recommends a vote “FOR” ratification of the selection of S. R. Snodgrass, A.C. as Penns Woods’ independent registered public accounting firm for the year ending December 31, 2013. All proxies will be voted “FOR” ratification of such appointment unless a shareholder specifies to the contrary on such shareholder’s proxy card.

PENNS WOODS ANNUAL MEETING—PROPOSAL NO. 5

AUTHORIZATION TO VOTE ON ADJOURNMENT OR OTHER MATTERS

General

If, at the Penns Woods annual meeting, the number of shares of Penns Woods common stock, present in person or by proxy, is insufficient to constitute a quorum or the number of shares of Penns Woods common stock voting in favor is insufficient to adopt the merger agreement, Penns Woods management intends to move to adjourn the annual meeting in order to enable the Penns Woods board of directors more time to solicit additional proxies. In that event, Penns Woods will ask its shareholders to vote on the adjournment proposal and not the proposal relating to adoption of the merger agreement.

In this proposal, Penns Woods is asking you to grant discretionary authority to the holder of any proxy solicited by the Penns Woods board of directors so that such holder can vote in favor of the proposal to adjourn the annual meeting to solicit additional proxies. If the shareholders of Penns Woods approve the adjournment proposal, Penns Woods could adjourn the annual meeting, and any adjourned session of the annual meeting, and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have previously voted.

Generally, if the annual meeting is adjourned, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the annual meeting of the place, date and time to which the meeting is adjourned.

Vote Required

The adjournment proposal requires affirmative vote of a majority of all votes cast, in person and by proxy, at the annual meeting. Abstentions and broker non-votes will not affect the vote on the adjournment proposal.

Recommendation of the Penns Woods Board of Directors

The Penns Woods board of directors recommends a vote “FOR” the proposal to authorize the board of directors to adjourn the annual meeting of shareholders to allow time for the further solicitation of proxies to adopt the merger agreement. All proxies will be voted “FOR” the adjournment proposal unless a shareholder specifies to the contrary on such shareholder’s proxy card.

SHAREHOLDER PROPOSALS FOR PENNS WOODS 2014 ANNUAL MEETING

Applicable SEC regulations permit shareholders to submit proposals for consideration at annual meetings of shareholders. Any such proposals for Penns Woods’ Annual Meeting of Shareholders to be held in 2014 must be submitted in writing to the President of Penns Woods Bancorp, Inc., at its principal executive office, 300 Market Street, Williamsport, PA 17701, on or before December 30, 2013, and must follow the procedures required by SEC Rule 14a-8 in order to be included in proxy materials relating to that meeting.

A shareholder proposal submitted after December 30, 2013, or which does not otherwise meet the requirements of the SEC, will not be included in Penns Woods’ proxy statement for the annual meeting to be held in 2014, but may be presented for consideration at the annual meeting, if submitted to the Secretary of the Corporation not less than ninety (90) days or more than one hundred fifty (150) days prior to the annual meeting, which proposal must contain certain information required by the bylaws. If the shareholder intending to present such a proposal has not provided Penns Woods written notice of the matter on or before February 28, 2014, the proxy holders of the Board of Directors will have discretionary authority to vote on such proposal at the meeting. However, if the date of the 2014 annual meeting is changed more than 30 days from May 29, 2014, the anniversary of the 2013 annual meeting, the deadline for delivery notice to the Corporation which would restrict the proxy holders of the Board of Directors from exercising discretion would be a reasonable time before Penns Woods sends its proxy materials, assuming the notice complies with the requirements of the bylaws.

THE LUZERNE SPECIAL MEETING

This joint proxy statement/prospectus is being furnished to Luzerne shareholders by Luzerne’s board of directors in connection with the solicitation of proxies from the holders of Luzerne common stock for use at the special meeting of Luzerne shareholders and any adjournments or postponements of the special meeting.

Date, Time and Place

The special meeting will be held on Wednesday, May 29, 2013 at 9:00 a.m., local time, at Luzerne’s headquarters located at 118 Main Street, Luzerne, Pennsylvania 18709, subject to any adjournments or postponements.

Matters to be Considered

At the special meeting, Luzerne shareholders will be asked to consider and vote upon the following proposals:

1.	adoption of the merger agreement as described in detail under the heading “The Merger” beginning on page 44;

2.	approval of a proposal to authorize the board of directors to adjourn the special meeting, if necessary, to solicit additional proxies to adopt the merger agreement;

3.	approval of a non-binding advisory resolution to approve the compensation payable to the named executive officers of Luzerne in connection with the merger; and

4.	transaction of any such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

At this time, the Luzerne board of directors is unaware of any matters, other than those set forth above, that may properly come before the special meeting.

Shareholders Entitled to Vote

The close of business on April 1, 2013 has been fixed by Luzerne’s board of directors as the record date for the determination of those holders of Luzerne common stock who are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting.

At the close of business on the record date there were 676,694 shares of Luzerne common stock outstanding and entitled to vote, held by approximately 270 holders of record. A list of the shareholders of record entitled to vote at the special meeting will be available for examination by Luzerne shareholders. A list of such shareholders will be available for inspection at the special meeting and for ten days prior to the meeting at Luzerne’s headquarters located at 118 Main Street, Luzerne, Pennsylvania 18709, during normal business hours.

Quorum and Required Vote

Each holder of record of shares of Luzerne common stock as of the Luzerne record date is entitled to cast one vote per share at the special meeting on each proposal. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Luzerne common stock entitled to vote at the special meeting constitutes a quorum for the transaction of business at the special meeting. The affirmative vote at the Luzerne special meeting, in person or by proxy, of a majority of the outstanding shares of Luzerne common stock is required to approve the merger agreement. The affirmative vote, in person or by proxy, of a majority of votes cast at the Luzerne special meeting is required to approve the proposal to adjourn the Luzerne special meeting, if necessary, to solicit additional proxies, the proposal to adopt a non-binding advisory resolution approving the compensation payable to Luzerne’s named executive officers in connection with the merger and any other matter that may properly come before the special meeting.

How Shares Will Be Voted at the Special Meeting

All shares of Luzerne common stock represented by properly executed proxies received before or at the special meeting, and not properly revoked, will be voted as specified in the proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the merger agreement, “FOR” the adjournment or postponement of the special meeting, if necessary, to permit further solicitation of proxies as included in this joint proxy statement/prospectus, and “FOR” the approval of a non-binding advisory resolution approving the compensation payable to named executive officers of Luzerne in connection with the merger.

If you hold shares of Luzerne common stock in street name through a bank, broker or other nominee holder, the nominee holder may only vote your shares in accordance with your instructions. If you do not give specific instructions to your nominee holder as to how you want your shares voted, your nominee will indicate that it does not have authority to vote on the proposal, which will result in what is called a “broker non-vote.” Broker non-votes will be counted for purposes of determining whether there is a quorum present at the special meeting, but they will not be deemed to have been voted on any of the proposals. Abstentions and broker non-votes will not affect the outcomes of any of the proposals.

If any other matters are properly brought before the special meeting, the proxies named in the proxy card will have discretion to vote the shares represented by duly executed proxies in their sole discretion.

How to Vote Your Shares

Luzerne shareholders may vote in person at the special meeting or by one of the following methods:

Voting by Mail. You may vote by completing and returning the enclosed proxy card. Your proxy will be voted in accordance with your instructions. If you do not specify a choice on one of the proposals described in this joint proxy statement, your proxy will be voted in favor of that proposal.

Voting in Person. If you attend the meeting, you may deliver your completed proxy card in person or may vote by completing a ballot which will be available at the meeting. If your shares are registered in the name of a broker or other nominee and you wish to vote at the meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the special meeting. Should you have any questions on the procedure for voting your shares, please contact Luzerne’s Corporate Secretary, Thomas Guido, 118 Main Street, Luzerne, Pennsylvania 18709.

How to Change Your Vote

If you are a registered shareholder, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to the Secretary of Luzerne, or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The Luzerne Secretary’s mailing address is 118 Main Street, Luzerne, Pennsylvania 18709. If your shares are registered in the name of a broker or other nominee, you may later revoke your proxy instructions by informing the holder of record in accordance with that entity’s procedures.

Solicitation of Proxies

Luzerne will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Luzerne will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Luzerne common stock and secure their voting instructions. Luzerne will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Luzerne may use several of its regular employees, who will not be specially compensated, to solicit proxies from Luzerne shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Penns Woods and Luzerne will share equally the expenses incurred in connection with the copying, printing and distribution of this joint proxy statement/prospectus.

Luzerne Affiliate Letter

As of the record date, directors and executive officers of Luzerne and their affiliates had the right to vote 37,216 shares of Luzerne common stock, or 5.5% of the outstanding Luzerne common stock entitled to be voted at the special meeting. In accordance with the terms of the merger agreement, each of the directors and the Chairman, Vice Chairman and President of Luzerne has executed an Affiliate Letter in favor of Penns Woods pursuant to which he or she has agreed to vote all shares of Luzerne common stock owned by him or her in favor of adoption of the merger agreement and the transactions contemplated thereby.

Attending the Meeting

All holders of Luzerne common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

LUZERNE SPECIAL MEETING—PROPOSAL NO. 1

ADOPTION OF THE MERGER AGREEMENT

Luzerne is asking its shareholders to adopt the merger agreement. For a detailed discussion of the merger, including the terms and conditions of the merger agreement, see “The Merger,” beginning on page 44. As discussed in detail in the sections entitled “The Merger—Luzerne’s Reasons for the Merger,” and “—Recommendation of Luzerne’s Board of Directors,” beginning on pages 48 and 49, respectively, after careful consideration, the Luzerne board of directors determined that the terms of the merger agreement and the transactions contemplated by it are in the best interests of Luzerne’s shareholders and the board unanimously approved the merger agreement. Accordingly, Luzerne’s board of directors unanimously recommends that Luzerne shareholders vote “FOR” adoption of the merger agreement.

LUZERNE SPECIAL MEETING—PROPOSAL NO. 2 AUTHORIZATION TO VOTE ON ADJOURNMENT OR OTHER MATTERS

General

If, at the Luzerne special meeting, the number of shares of Luzerne common stock, present in person or by proxy, is insufficient to constitute a quorum or the number of shares of Luzerne common stock voting in favor is insufficient to adopt the merger agreement, Luzerne management intends to move to adjourn the special meeting in order to enable the Luzerne board of directors more time to solicit additional proxies. In that event, Luzerne will ask its shareholders to vote only upon the adjournment proposal and not the proposal relating to adoption of the merger agreement.

In this proposal, Luzerne is asking you to grant discretionary authority to the holder of any proxy solicited by the Luzerne board of directors so that such holder can vote in favor of the proposal to adjourn the special meeting to solicit additional proxies. If the shareholders of Luzerne approve the adjournment proposal, Luzerne could adjourn the special meeting, and any adjourned session of the special meeting, and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have previously voted.

Generally, if the special meeting is adjourned, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned.

Vote Required

Pursuant to Luzerne’s bylaws, the adjournment proposal requires the affirmative vote of a majority of all votes cast, in person and by proxy, at the Luzerne special meeting. Abstentions and broker non-votes will not affect the vote on the adjournment proposal.

Recommendation of the Luzerne Board of Directors

The Luzerne board of directors recommends a vote “FOR” the proposal to authorize the board of directors to adjourn the special meeting of shareholders to allow time for the further solicitation of proxies to adopt the merger agreement.

LUZERNE SPECIAL MEETING—PROPOSAL NO. 3 ADOPTION OF A NON-BINDING ADVISORY RESOLUTION APPROVING THE COMPENSATION PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF LUZERNE IN CONNECTION WITH THE MERGER

In accordance with the requirements of the Dodd—Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules of the Securities and Exchange Commission adopted thereunder, Luzerne’s board of directors is providing shareholders with the opportunity to cast a non-binding advisory vote on the compensation payable to the named executive officers of Luzerne in connection with the merger, as summarized in the table under the caption “The Merger—Luzerne’s Directors and Executive Officers Have Financial Interests in the Merger” beginning on page 83 of this joint proxy statement/prospectus. This proposal gives Luzerne shareholders the opportunity to express their views on the compensation that Luzerne’s named executive officers will be entitled to receive that is based on or otherwise relates to the merger.

As described in greater detail under the caption “The Merger—Luzerne’s Directors and Executive Officers Have Financial Interests in the Merger,” Luzerne’s “named executive officers” are entitled to certain payments if their employment is terminated in connection with the merger or are entering into a new employment agreement with Penns Woods that would be effective upon the consummation of the merger. Under Securities Exchange Commission rules, Luzerne’s shareholders must be provided with the opportunity to vote on a non-binding advisory resolution to approve certain “golden parachute” payments that named executive officers will receive in connection with the merger. The potential payments to Messrs. Snyder, Bibak and Maculloch constitute “golden parachute” payments.

Accordingly, we are seeking approval of the following resolution at the special meeting:

“RESOLVED FURTHER, that the shareholders of Luzerne approve, on a non-binding, advisory basis, the golden parachute compensation which may be paid to Luzerne’s named executive officers in connection with the merger.”

Shareholders should note that this non-binding proposal regarding golden parachute compensation is merely an advisory vote that will not be binding on Luzerne or Penns Woods or their boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to shareholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated our named executive officers will be eligible to receive the various change of control payments in accordance with the terms or conditions applicable to those payments.

Vote Required

Pursuant to Luzerne’s bylaws, this proposal requires the affirmative vote of a majority of all votes cast, in person and by proxy, at the Luzerne special meeting. Abstentions and broker non-votes will not affect the vote on the adjournment proposal.

Recommendation of the Luzerne Board of Directors

The Luzerne board of directors recommends a vote “FOR” the proposal to approve a non-binding advisory resolution approving the compensation payable to Luzerne’s named executive officers in connection with the merger.

INFORMATION ABOUT LUZERNE NATIONAL BANK CORPORATION

Business

Luzerne, a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiaries, Luzerne Bank, Firstar Financial Corp., Firstar Abstract, Inc., and Firstar Insurance Services, Inc. Firstar Financial Corp. is an investment holding company that is authorized to invest in stocks, bonds, certificates of deposit and other money market instruments. Firstar Abstract, Inc. is authorized to engage in the selling of title insurance to individuals and small businesses. Firstar Insurance Services, Inc. is authorized to engage in the selling of insurance products and services. Luzerne and its subsidiaries services its individual and commercial customers through its eight offices located within Luzerne County, Pennsylvania. Luzerne Bank also operates a loan production office located in Scranton, Lackawanna County, Pennsylvania. Luzerne is registered with and supervised by the Board of Governors of the Federal Reserve System. Luzerne’s common stock is traded on the OTCQB market under the symbol “LUZR.” Luzerne’s website is www.luzernebank.com.

Luzerne Bank is a state banking association that is a member of the Federal Reserve System. Its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent of the law.

Luzerne Bank’s primary deposit products are savings accounts, checking accounts and certificates of deposit. Its primary lending products are business loans and single-family residential loans.

As of December 31, 2012, Luzerne had total consolidated assets of $319 million, net loans of $241 million, total deposits of $283 million and shareholders’ equity of $29 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis summarizes Luzerne’s results of operations and highlights material changes for the years ended December 31, 2012, and 2011, and its financial condition as of December 31, 2012 and December 31, 2011. This discussion is intended to provide additional information which may not be readily apparent from the consolidated selected financial data included in this joint proxy statement/prospectus. Reference should be made to the selected financial data presented for a complete understanding of the following discussion and analysis.

You should read this discussion and analysis in conjunction with the consolidated audited financial statements for the year ended December 31, 2012 beginning on page 156 of this document.

This discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as Luzerne’s plans, objectives, expectations and intentions. Therefore, this analysis should be read in conjunction with the “Cautionary Statement Regarding Forward-Looking Statements” on page 43.

Overview

Luzerne National Bank Corporation is a Pennsylvania corporation headquartered in Luzerne, Pennsylvania, that provides a full range of commercial and consumer banking services through Luzerne Bank which is a full service community bank headquartered at 118 Main St., Luzerne, PA 18709 (tel. (570) 288-4511). Luzerne had total consolidated assets of $319.1 million, deposits of $283.4 million and shareholders’ equity of $28.7 million at December 31, 2012 and total consolidated assets of $300.7 million, deposits of $263.4 million and shareholders’ equity of $26.9 million at December 31, 2011. Luzerne’s consolidated net income, as well as a snapshot of its financial picture, for the respective twelve month periods and at the end thereof, as well as certain key ratios, are set forth in the table below:

	December 31,	December 31,
Dollars in thousands (except per share data)	2012	2011
FOR THE PERIOD:
Net income	$2,300	$2,162
Per common share:
Basic Earnings	$3.40	$3.19
Cash Dividends	$0.75	$0.75
Book Value	$42.34	$39.78
FINANCIAL CONDITION AT PERIOD-END:
Assets	$319,051	$300,733
Net Loans	$241,346	$224,893
Deposits	$283,385	$263,415
Shareholders’ Equity	$28,654	$26,918
RATIOS:
Return on Average Assets	.75%	0.77%
Return on Average Equity	8.25%	8.28%
Shareholders’ Equity to Assets	8.98%	8.95%

Luzerne’s results of operations depend primarily on net interest income. Net interest income is the difference between interest income earned on interest-earning assets, primarily loans and investment securities, and the interest paid on interest-bearing liabilities, primarily deposits. Net interest income is directly impacted by the market interest rate environment, the shape of the market yield curve and timing of the placement and repricing of interest-earning assets and interest-bearing liabilities on Luzerne’s balance sheet. Results of operations are also directly affected by general economic conditions in the local geographic area, as well as throughout the country and the world.

Results of Operations for the Year Ended December 31, 2012 as Compared to the Year Ended December 31, 2011:

(dollars in thousands)
	2012	2011	$ change	% change
Interest income	$12,537	$12,218	$319	2.6%
Interest expense	1,535	1,857	(322)	(17.3)%

Net interest income	11,002	10,361	641	6.2%
Provision for loan losses	716	848	(132)	(15.6)%

Net interest income after provision for loan losses	10,286	9,513	773	8.1%
Other operating income	1,917	1,852	65	3.5%
Other operating expenses	8,837	8,390	447	5.3%

Income before income taxes	3,366	2,975	391	13.1%
Income tax expense	1,066	813	253	31.1%

Net income	$2,300	$2,162	$138	6.4%

Net Income. Net income for 2012 increased to $2,300,000 compared to a net income of $2,162,000 for 2011, an increase of $138,000. Basic net income per common share was $3.40 for 2012 compared to a net income per common share of $3.19 for 2011. The increase in earnings was primarily attributable to higher net interest income and lower provision for loan losses partially offset by higher operating expenses and income tax expense.

Net Interest Income and Margin. Net interest income represents the excess of interest income from earning assets less interest expense on interest bearing liabilities. Net interest margin is the percentage of net interest income to earning assets. Net interest income and net interest margin are affected by fluctuations in interest rates and by changes in the amounts and mix of earning assets and interest bearing liabilities. Net interest income for the year ended December 31, 2012 increased by $641,000, or 6.2%, compared to the same period in 2011, while the net interest margin decreased to 3.97% from 4.09% for the respective years.

The increase in net interest income was a result of Luzerne Bank’s increase in interest income on outstanding loans combined with lower rates paid on deposits. Net interest margin decreased slightly due to lower rates earned on investment securities combined with increased volume of low yielding interest-bearing due from bank balances.

Interest Income. Interest income for the year ended December 31, 2012 increased by $319,000, or 2.6%, to $12,537,000 from $12,218,000 for the year ended December 31, 2011. This increase includes an increase of $472,000, or 4.1%, in interest on loans offset by decreases of $150,000, or 22.8%, in interest from securities and interest bearing due from banks and $3,000, or 75%, in federal funds sold. The average balance of loans increased $25.5 million from $215.2 million at December 31, 2011 to $240.7 million at December 31, 2012. Average security balances decreased by $1.3 million for the year ended 2012 to $23.9 million from $25.2 million for the year ended December 31, 2011. During the respective periods, yields on loans fell to 4.97% from 5.35% and security yields declined to 2.66% from 3.12%.

Interest rates have generally declined throughout both years and are near or at all-time lows. This extremely low interest rate environment is exerting downward pressure on loan and security yields in three ways. First, as variable rate loans and securities reach repricing or call dates, yields are reduced. Second, new loans and securities added are at rates significantly lower than those originated in prior years. Finally, borrowers with fixed rate loans continued to refinance existing higher rate loans into new lower rate loans.

Interest Expense. Interest expense for the year ended December 31, 2012 decreased by $322,000, or 17.3%, to $1,535,000 from $1,857,000 for the year ended December 31, 2011. This decrease includes a $280,000, or 17.3%, decrease in interest expense on deposits and a $42,000, or 17.4%, decrease in interest on borrowed funds. The decrease in interest expense on deposits was due to lower average rates paid and lower average balances on certificates of deposit. The overall cost of interest bearing deposits fell to 0.71% for the year ended December 31, 2012 from 0.92% for the year ended December 31, 2011.

The average cost of borrowed funds decreased to 2.51% for the year ended December 31, 2012 from 2.83% for the year ended December 31, 2011. The total average of borrowings outstanding decreased by $599,000, or 7.0%.

Provision for Loan Losses. Provision for loan losses charged to earnings are based on management’s judgment after considering a variety of factors, including current economic conditions, diversification of the loan portfolio and delinquency statistics. Also considered by management in determining the amounts charged to earnings are the allowance for loan loss evaluations performed on a regular basis. These evaluations are based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, and estimated value of any underlying collateral and prevailing economic conditions. Provision for loan losses charged to earnings in 2012 was $716,000 compared to $848,000 for 2011. The decrease in the provision for loan losses in 2012 generally resulted from lower specific allocations needed for impaired loans as compared to 2011. For additional comments about Luzerne’s credit risk see the discussion under “Loan Quality and Allowance for Loan Losses.”

Other Operating Income. Other operating income for the year ended December 31, 2012 was $1,917,000 compared to $1,852,000 for the year ended December 31, 2011. This increase was partially due to an increase in secondary market mortgage fees collected offset by a decrease in trust fees earned. Luzerne Bank vacated its trust business in mid 2011.

Secondary market mortgage fees rose to $338,000 for year ended December 31, 2012 from $149,000 for the year ended December 31, 2011, an increase of $189,000, or 126.8%. This increase was due to an effort to expand the secondary market product. Trust fees decreased to $2,000 for the year ended December 31, 2012 from $148,000 for the year ended December 31, 2011. Luzerne Bank vacated its trust business in mid 2011 after it was determined that the department could not attain the size necessary to provide the type of services that customers have come to expect from the bank. The year ended December 31, 2012 also includes $49,000 in tax-free life insurance proceeds received upon the death of two former directors of Luzerne Bank.

Operating Expenses. Total operating expenses for the year ended December 31, 2012 were $8,837,000 compared to $8,390,000 for the year ended December 31, 2011, an increase of $447,000, or 5.3%. Increases in salary and employee benefits, occupancy and equipment costs were largely associated with the addition of the Hazle Township Office in June 2011 and the expanded Plains office in March 2012.

Comparing the year ended December 31, 2012 with the year ended December 31, 2011, the following discussion further breaks down the variances in other operating expenses. Salaries and benefits increased to $4,978,000 from $4,821,000, an increase of $157,000, or 3.3%, due to the office addition and expansion noted above. Occupancy and equipment expense increased to $1,209,000 from $1,190,000, an $18,000, or 1.5%, increase due to the office addition and expansion noted above. Professional fees increased to $619,000 from $283,000, a $336,000, or 118.7%, increase largely due to merger related fees. ATM and debit card processing fees increased to $241,000 from $206,000, a $35,000, or 17.0%, increase which was a result of increased debit card activity and expenses related to Luzerne Bank’s debit card processor conversion. Directors’ fees increased by $58,000 or 45.0% due to payment for merger related meetings and an increase in overall fees effective September 2012. FDIC assessments decreased to $180,000 from $194,000, a $14,000, or 7.2%, decrease as a result of the regulatory change in the assessment base. Other expenses decreased by $149,000, or 15.2%, as a result of reduction in a variety of expenses including repossession and foreclosure expenses and trust department expenses.

Income taxes. Income tax expense of $1,066,000 and $813,000 were recorded for the years ended December 31, 2012 and 2011, respectively. A federal tax rate of 34% was applicable to taxable income in both periods. The increase in the tax expense is due to higher levels of taxable income combined with the non-deductibility of merger related expenses in 2012.

Financial Condition

As of December 31, 2012 and 2011 (dollars in thousands)	December 31, 2012	December 31, 2011	$ Change	% Change
Cash and cash equivalents	$37,731	$35,136	$2,595	7.4%
Securities	23,162	25,001	(1,839)	(7.4)%
Loans, net	241,346	224,893	16,453	7.3%
Other assets	16,812	15,703	1,109	7.1%

Total assets	$319,051	$300,733	$18,318	6.1%

Deposits	$283,385	$263,415	$19,970	7.6%
Borrowed funds	4,376	8,005	(3,629)	(45.3)%
Other liabilities	2,636	2,395	241	10.1%
Shareholders’ equity	28,654	26,918	1,736	6.5%

Total liabilities & equity	$319,051	$300,733	$18,318	6.1%

Balance Sheet. Total assets at December 31, 2012 were $319,051,000, an increase of $18,318,000, or 6.1%, compared to total assets of $300,733,000 at December 31, 2011. Luzerne Bank’s loan demand continues to be steady, funded by steady growth in demand deposits. Luzerne Bank’s excess liquidity position has allowed runoff of certain high cost time deposits.

Net loans outstanding increased by $16,453,000, or 7.3%, to $241,346,000 at December 31, 2012 from $224,893,000 at December 31, 2011. This increase included a decrease in commercial loans of $4,886,000, or 7.5%, a $21,750,000, or 13.7%, increase in real estate loans and a decrease of $320,000, or 9.8%, in consumer loans.

Total securities decreased by $1,839,000, or 7.4%, to $23,162,000 at December 31, 2012 from $25,001,000 at December 31, 2011. The primary purposes of Luzerne’s investment portfolio are to provide a source of liquidity sufficient to meet deposit withdraws or loan funding demands, to assist in the management of interest rate risk and to secure certain public deposits. As securities were maturing or called, Luzerne did not immediately replace those securities.

Cash and cash equivalents increased by $2,595,000, or 7.4%, to $37,731,000 at December 31, 2012 from $35,136,000 at December 31, 2011 as certain securities were called and not immediately replaced. Luzerne continues to keep liquidity needed for future loan demand and a large balance with a correspondent bank to achieve an earnings credit to help offset expenses.

Luzerne’s deposit base is comprised of demand deposits, NOW accounts, money market accounts, savings accounts, and time deposits obtained from individuals and businesses within the communities where branch offices are located. Deposits increased by $19,970,000, or 7.6%, to $283,385,000 at December 31, 2012 from $263,415,000 at December 31, 2011. The increase includes increases in demand of $12,068,000, NOW of $2,646,000, money market of $4,626,000 and savings of $4,036,000, partially offset by a decrease in time deposits of $3,406,000. With excess liquidity, Luzerne does not actively seek higher cost time deposits at this time.

Loan Quality and Allowance for Loan Losses. As of December 31, 2012, net charge-offs to average total loans was 0.26% and the ratio of non-performing loans to total loans was 2.62%. The allowance for loan losses at December 31, 2012 was $3,060,000, or 1.25% of loans outstanding, compared to an allowance at December 31, 2011 of $2,969,000, or 1.30%, of loans outstanding. Management believes reserve levels are adequate to absorb any probable losses in the loan portfolio.

Non-Performing Assets

Non-performing assets include non-accrual loans, restructured loans, loans 90 days past due which are still accruing interest, other real estate owned (OREO) and impaired loans. Non-accrual loans represent loans where interest accruals have been discontinued. Restructured loans are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress. The following is a summary of non-performing assets (dollars in thousands):

(dollars in thousands)	December 31, 2012	December 31, 2011
Non-accrual loans	$1,233	$825
Restructured loans	2,969	—
Loans 90 days past due and still accruing	836	495
Other real estate owned (OREO)	108	50
Impaired Loans	1,357	2,051

Total non-performing assets	$6,503	$3,421

Included in the non-performing assets above are troubled debt restructurings (TDRs). The following table shows the amount of accrual and non-accrual TDRs at December 31, 2012 and 2011:

	2012		2011
(dollars in thousands)	Accrual	Non-accrual	Accrual	Non-accrual
Real estate mortgage:
Residential	$460	$—	$—	$—
Construction and Land Development	2,509	—	—	—

	$2,969	$—	$—	$—

Capital Resources

Luzerne seeks to maintain a strong capital base to support growth and allow for future business expansion and to provide stability to current operations. Shareholders’ equity at December 31, 2012 increased to $28,654,000, an increase of $1,736,000, or 6.5%, from $26,918,000 at December 31, 2011. Included in shareholders’ equity is the fair value adjustment (net of taxes) for securities classified as available for sale. These securities depreciated in value by a net $56,000 during the period from December 31, 2011 to December 31, 2012. Excluding the securities appreciation, shareholders’ equity increased by $1,792,000. The increase during the year ended December 31, 2012 resulted from the net income of $2,300,000 less dividends declared of $508,000. As of December 31, 2012 and December 31, 2011, Luzerne’s capital position exceeded all regulatory requirements to be considered well capitalized.

Regulatory Capital

Luzerne Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Luzerne Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors. Failure to meet capital requirements can initiate regulatory action.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of Total Capital and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012 and December 31, 2011, that Luzerne Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2012, Luzerne Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Luzerne Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table (dollar figures are in thousands). There are no conditions or events since those notifications that management believes have changed those categories. Luzerne’s capital ratios are not materially different from those of Luzerne Bank.

	Actual		For Capital Adequacy Purposes		Minimum Amounts To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012:
Total capital (to risk-weighted assets)	$31,423	12.3%	$20,509	8.0%	$25,636	10.0%
Tier 1 capital (to risk-weighted assets)	28,324	11.1%	10,255	4.0%	15,382	6.0%
Tier 1 capital (to average assets)	28,324	9.0%	12,575	4.0%	15,719	5.0%
December 31, 2011:
Total capital (to risk-weighted assets)	$29,472	12.5%	$18,880	8.0%	$23,600	10.0%
Tier 1 capital (to risk-weighted assets)	26,521	11.2%	9,440	4.0%	14,160	6.0%
Tier 1 capital (to average assets)	26,521	8.9%	11,909	4.0%	14,887	5.0%

Restrictions on dividends, loans and advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by Luzerne Bank to Luzerne. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of Luzerne Bank, and loans or advances are limited to 10% of Luzerne Bank’s capital stock and surplus on a secured basis.

Off-Balance Sheet Arrangements

Luzerne Bank, in the normal course of its business, is party to financial instruments with off-balance-sheet risk. These instruments are required to meet the financial needs of its customers and include such instruments as unused lines of credit, letters of credit and other loan commitments. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

Luzerne Bank’s exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, is represented by the contractual or notional amount of those instruments, although material losses are not anticipated. Luzerne Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The following table identifies the contract or notional amount of those instruments:

(dollars in thousands)	December 31, 2012	December 31, 2011
Financial instruments whose contract amounts represent risk:
Commitments to extend credit	$49,865	$50,668

Standby letters of credit	$5,435	$4,579

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Luzerne Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Luzerne Bank upon extensions of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory, and equipment.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and do usually contain a specified maturity date, and may not be drawn upon to the total extent to which Luzerne Bank is committed.

Standby letters of credit are conditional commitments issued by Luzerne Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The terms of the letters of credit vary and may have renewal features. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Luzerne Bank holds collateral supporting those commitments for which collateral is deemed necessary.

Critical Accounting Policies

The foregoing discussion and analysis of financial condition and results of operations is based upon Luzerne’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. US GAAP is complex and requires management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. Actual results may differ from these estimates under different assumptions or conditions. In management’s opinion, the most critical accounting policies and estimates impacting Luzerne’s consolidated financial statements are listed below. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements.

Nature of operations

Luzerne National Bank Corporation, a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiaries, Luzerne Bank, Firstar Financial Corp., Firstar Abstract, Inc., and Firstar Insurance Services, Inc. (together, the “Company”). Firstar Financial Corp. is an investment holding company that is authorized to invest in stocks, bonds, certificates of deposit and other money market instruments. Firstar Abstract, Inc. is authorized to engage in the selling of title insurance to individuals and small businesses. Firstar Insurance Services, Inc. is authorized to engage in the selling of insurance products and services. The Company services its individual and commercial customers through its eight offices located within Luzerne County, Pennsylvania. Luzerne Bank also operates a loan production office located in Scranton, Lackawanna County, Pennsylvania. The Company is registered with and supervised by the Board of Governors of the Federal Reserve System.

Luzerne Bank is a state banking association that is a member of the Federal Reserve System. Its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent of the law.

Luzerne Bank’s primary deposit products are savings accounts, checking accounts and certificates of deposit. Its primary lending products are business loans and single-family residential loans.

Basis of presentation

The accounting principles followed by the Company and the methods of applying these principles conform with U.S. GAAP and with general practices of the banking industry. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairment of securities, and the fair value of financial instruments.

Significant group concentrations of investment and credit risk

Most of Luzerne Bank’s activities are with customers located within Luzerne County, Pennsylvania. Note 3 of the financial statements discusses the types of securities that Luzerne Bank invests in. Note 4 of the financial statements discusses the types of lending Luzerne Bank engages in. Luzerne Bank does not have any significant loan concentrations in any one industry or customer; nor, except for U.S. government/agency obligations, are there any significant investment concentrations.

Investment securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as restricted equity securities or held to maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Investment income includes amortization of purchase premiums and discounts.

Investment securities are reviewed at each reporting date for other-than-temporary impairment. Such impairment is not recognized if (a) Luzerne Bank does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery. If declines in the fair value of held to maturity and available for sale securities below their cost are deemed to be other-than-temporary, they are reflected in earnings as realized losses, except for non-credit losses on held to maturity securities, which are reported in other comprehensive income.

Luzerne Bank considers if it does not have the intent to sell a debt security prior to recovery. If it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporary impaired unless there is a credit loss. When it does not intend to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held to maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the non-credit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. This guidance related to non-credit losses did not significantly affect the financial statements.

Restricted equity securities

Restricted equity securities, which consist of investments in the common stock of the Federal Reserve Bank, Federal Home Loan Bank of Pittsburgh and Atlantic Central Bankers Bank, are stated at cost. Luzerne Bank has evaluated its holding of restricted stock for impairment and deemed the stock not to be impaired due to the expected recoverability of par value, which equals the value reflected within the Company’s consolidated financial statements.

Cash and cash equivalents

For the purposes of the consolidated statements of cash flows, the Company has defined cash and cash equivalents as those amounts included in the balance sheet captions cash and due from banks and federal funds sold.

Loans

Luzerne Bank grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout Luzerne County, Pennsylvania. The ability of Luzerne Bank’s debtors to honor their contracts is dependent upon the general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for loan losses, and any unamortized deferred fees or costs on originated loans.

Interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on commercial and real estate loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance or portion thereof is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated, general and unallocated components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the then carrying value of that loan. The general component covers nonclassified loans and is based on historical charge off experience and expected loss given default derived from Luzerne Bank’s internal risk rating process. Other unallocated adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that Luzerne Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are evaluated for impairment collectively. Accordingly, Luzerne Bank does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to the financial difficulties of the borrower.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Foreclosed assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Expenses from operations are included in other expenses.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The Company’s open tax years are 2009-2012.

Earnings per share

Basic and diluted earnings per share (“EPS”) represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period.

The Company does not have any dilutive securities.

Treasury shares are not deemed outstanding for EPS calculations.

Comprehensive income

Comprehensive income consists of net income and unrealized gains or losses on securities available for sale, net of tax effects.

Fair value of financial instruments

Fair value of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Off-balance sheet credit related financial instruments

In the ordinary course of business, Luzerne Bank has entered into commitments to extend credit, including commitments under standby letters of credit. Such financial instruments are recorded when they are funded.

Trust assets and income

Assets held by Luzerne Bank in a fiduciary or agency capacity for its customers are not included in the accompanying financial statements since such items are not assets of Luzerne Bank. In accordance with banking industry practice, Trust Department income is recognized on the cash basis and is not materially different than if it was reported on the accrual basis. In late 2010, Luzerne Bank notified current Trust Department customers of its intent to vacate the trust and asset management business in its entirety in 2011.

Luzerne’s Financial Statements

Officers/Shareholders Donald M. Kronick, CPA Paul Berdy, CPA
Certified Public Accountants	William R. Lazor, CPA/PFS, CFE
Deborah A. Eastwood, CPA Kevin R. Foley, CPA William Fromel, CPA Mario Ercolani, CPA Anthony R. Caravaggio, CPA Ronald H. Ulitchney, CPA
Joseph J. Kalada, CPA

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors

Luzerne National Bank Corporation

Luzerne, Pennsylvania

We have audited the accompanying consolidated financial statements of Luzerne National Bank Corporation and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

190 Lathrop Street — Kingston, PA 18704 — (570) 283-2727 — (570) 283-1670 Telefax
Hazleton (570) 459-1373	Stroudsburg (570) 420-9500

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Luzerne National Bank Corporation and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Kingston Pennsylvania February 14, 2013

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Cash and due from banks	$37,564	$32,443
Federal funds sold	167	2,693
Investment securities held to maturity (fair value of $833 and $1,006 in 2012 and 2011, respectively)	792	968
Investment securities available for sale	20,700	22,604
Restricted equity securities	1,670	1,429
Loans, net	241,346	224,893
Premises and equipment, net	6,894	6,309
Accrued interest receivable	817	858
Cash surrender value of life insurance	6,863	6,583
Foreclosed assets	108	50
FDIC assessment prepayment	306	469
Other assets	1,824	1,434

Total assets	$319,051	$300,733

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$92,281	$80,213
NOW accounts	19,633	16,987
Money market	43,084	38,458
Savings	50,046	46,010
Time deposits	78,341	81,747

Total deposits	283,385	263,415

Securities sold under agreements to repurchase	2,266	3,007
Borrowed funds	2,110	4,998
Accrued interest payable	137	174
Deferred compensation	1,737	1,450
Other liabilities	762	771

Total liabilities	290,397	273,815

Preferred stock, par value $2.50 per share, 1,000,000 shares authorized, none outstanding	—	—
Common stock, par value $2.50 per share, 5,000,000 shares authorized, 678,884 shares issued	1,697	1,697
Additional paid in capital	232	232
Retained earnings	26,536	24,744
Accumulated other comprehensive income	275	331

	28,740	27,004
Less treasury stock at cost (2,190 shares)	(86)	(86)

Total shareholders’ equity	28,654	26,918

Total liabilities and shareholders’ equity	$319,051	$300,733

See notes to consolidated financial statements

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Interest and dividend income:
Interest and fees on loans	$12,029	$11,557
Interest and dividends on investments	470	634
Interest on deposits with banks	37	23
Interest on federal funds sold	1	4

Total interest and dividend income	12,537	12,218

Interest expense:
Deposits	1,335	1,615
Other	200	242

Total interest expense	1,535	1,857

Net interest income	11,002	10,361
Provision for loan losses	716	848

Net interest income after provision for loan losses	10,286	9,513

Non-interest income:
Service and fee income	1,141	953
ATM fees and debit card income	481	494
Income on life insurance policies	243	256
Gain on redemption of life insurance policies	49	—
Trust department	2	148
Gain on sale of securities	1	1

Total non-interest income	1,917	1,852

Other operating expenses:
Salaries and employee benefits	4,978	4,821
Occupancy and equipment	1,209	1,190
Professional fees	619	283
Data processing	393	401
ATM and debit card processing fees	241	206
State shares tax	196	183
Directors’ fees	187	129
FDIC assessments	180	194
Other	834	983

Total other operating expenses	8,837	8,390

Income before income taxes	3,366	2,975
Income taxes	1,066	813

Net income	2,300	2,162

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities arising during the period	(55)	109
Less: reclassification adjustment for gains included in net income	(1)	(1)

Other comprehensive income (loss)	(56)	108

Total comprehensive income	$2,244	$2,270

Earnings per share:
Basic	$3.40	$3.19

Diluted	$3.40	$3.19

See notes to consolidated financial statements

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance at December 31, 2010	$1,697	$232	$(86)	$23,090	$223	$25,156

Net income	—	—	—	2,162	—	2,162
Other comprehensive income	—	—	—	—	108	108
Dividends declared ($ .75 per share)	—	—	—	(508)	—	(508)

Balance at December 31, 2011	1,697	232	(86)	24,744	331	26,918

Net income	—	—	—	2,300	—	2,300
Other comprehensive loss	—	—	—	—	(56)	(56)
Dividends declared ($ .75 per share)	—	—	—	(508)	—	(508)

Balance at December 31, 2012	$1,697	$232	$(86)	$26,536	$275	$28,654

See notes to consolidated financial statements

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:
Net income	$2,300	$2,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion	448	470
Provision for loan losses	716	848
Gain on redemption of life insurance policies	(49)	—
Income on life insurance policies	(243)	(256)
Net (gain) loss on sale of foreclosed assets	(47)	6
Net gain on sale of securities	(1)	(1)
Deferred income tax benefit	(83)	(305)
Change in:
Accrued interest receivable	41	(50)
FDIC assessment prepayment	163	173
Other assets, net	(279)	14
Accrued interest payable	(37)	(40)
Deferred compensation	287	299
Other liabilities	194	80

Net cash provided by operating activities	3,410	3,400

Cash flows from investing activities:
Net increase in loans receivable	(17,327)	(22,745)
Purchase of available for sale securities	(9,750)	(8,234)
Proceeds from maturities and calls of available for sale securities	10,985	8,340
Proceeds from maturities and calls of held to maturity securities	—	30
Proceeds from principal paydowns of securities	722	877
Purchase of restricted equity securities	(252)	(8)
Proceeds from restricted equity securities	11	153
Proceeds from sale of foreclosed assets held for sale	147	146
Purchase of life insurance policy	(278)	—
Proceeds from redemption of life insurance policy	290	—
Purchase of premises and equipment	(993)	(1,616)

Net cash used in investing activities	(16,445)	(23,057)

Cash flows from financing activities:
Net increase in deposit accounts	19,970	19,770
Net decrease in securities sold under agreements to repurchase	(741)	(599)
Payments on borrowed funds	(2,888)	(852)
Cash dividends	(711)	(508)

Net cash provided by financing activities	15,630	17,811

Net increase (decrease) in cash and cash equivalents	2,595	(1,846)
Cash and cash equivalents at beginning of year	35,136	36,982

Cash and cash equivalents at end of year	$37,731	$35,136

Supplement disclosures:
Cash paid during the period for:
Interest	$1,572	$1,897

Income taxes	$1,055	$1,049

Non cash items:
Unrealized gain (loss) on securities available for sale, net	$(56)	$108

Transfer of loans to foreclosed assets	$158	$82

Cash dividends declared but paid in the following year	$—	$203

See notes to consolidated financial statements

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1	Nature of operations and summary of significant accounting policies

Nature of operations

Luzerne National Bank Corporation, a bank holding company incorporated under the laws of Pennsylvania, provides a full range of financial services through its wholly-owned subsidiaries, Luzerne Bank (“the Bank”), Firstar Financial Corp., Firstar Abstract, Inc., and Firstar Insurance Services, Inc. (together, “the Company”). Firstar Financial Corp. is an investment holding company that is authorized to invest in stocks, bonds, certificates of deposit and other money market instruments. Firstar Abstract, Inc. is authorized to engage in the selling of title insurance to individuals and small businesses. Firstar Insurance Services, Inc. is authorized to engage in the selling of insurance products and services. The Company services its individual and commercial customers through its eight offices located within Luzerne County, Pennsylvania. The Bank also operates a loan production office located in Scranton, Lackawanna County, Pennsylvania. The Company is registered with and supervised by the Board of Governors of the Federal Reserve System.

The Bank is a state banking association that is a member of the Federal Reserve System. Its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent of the law.

The Bank’s primary deposit products are checking accounts, money market accounts, savings accounts, and certificates of deposit. Its primary lending products are business loans and single-family residential loans.

Basis of presentation

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practices of the banking industry. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairment of securities, and the fair value of financial instruments.

Significant group concentrations of investment and credit risk

Most of the Bank’s activities are with customers located within Luzerne County, Pennsylvania. Note 3 discusses the types of securities that the Bank invests in. Note 4 discusses the types of lending the Bank engages in. The Bank does not have any significant loan concentrations in any one industry or customer; nor, except for U.S. government/agency obligations, are there any significant investment concentrations.

Investment securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as restricted equity securities or held to

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Investment income includes amortization of purchase premiums and discounts.

Investment securities are reviewed at each reporting date for other-than-temporary impairment. Such impairment is not recognized if (a) the Bank does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery. If declines in the fair value of held to maturity and available for sale securities below their cost are deemed to be other-than-temporary, they are reflected in earnings as realized losses, except for non-credit losses on held to maturity securities, which are reported in other comprehensive income.

The Bank considers if it does not have the intent to sell a debt security prior to recovery. If it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporary impaired unless there is a credit loss. When it does not intend to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held to maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the non-credit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. This guidance related to non-credit losses did not significantly affect the financial statements.

Restricted equity securities

Restricted equity securities, which consist of investments in the common stock of the Federal Reserve Bank, Federal Home Loan Bank of Pittsburgh and Atlantic Central Bankers Bank, are stated at cost. The Bank has evaluated its holding of restricted stock for impairment and deemed the stock not to be impaired due to the expected recoverability of par value, which equals the value reflected within the Company’s consolidated financial statements.

Cash and cash equivalents

For the purposes of the consolidated statements of cash flows, the Company has defined cash and cash equivalents as those amounts included in the balance sheet captions cash and due from banks and federal funds sold.

Loans

The Bank grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout Luzerne County, Pennsylvania. The ability of the Bank’s debtors to honor their contracts is dependent upon the general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for loan losses, and any unamortized deferred fees or costs on originated loans.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

Interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on commercial and real estate loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance or portion thereof is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated, general and unallocated components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower that then carrying value of that loan. The general component covers nonclassified loans and is based on historical charge off experience and expected loss given default derived from the Bank’s internal risk rating process. Other unallocated adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

Large groups of smaller balance homogeneous loans are evaluated for impairment collectively. Accordingly, the Bank does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to the financial difficulties of the borrower.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Foreclosed assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Expenses from operations are included in other expenses.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The Company’s open tax years are 2009-2012.

Earnings per share

Basic and diluted earnings per share (“EPS”) represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period.

The Company does not have any dilutive securities.

Treasury shares are not deemed outstanding for EPS calculations.

EPS have been computed based on the following:

	Net Income Numerator	Common Share Denominator	EPS
2012	$2,300	676,694	$3.40

2011	$2,162	676,694	$3.19

Comprehensive income

Comprehensive income consists of net income and unrealized gains or losses on securities available for sale, net of tax effects.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

The components of other comprehensive income and related tax effects for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Unrealized gains (losses) on investment securities available for sale	$(84)	$165
Reclassification adjustment for gains included in net income	1	1

Change in unrealized gains (losses) before tax effect	(85)	164
Tax effect	(29)	56

Net change in unrealized gains (losses)	$(56)	$108

The components of accumulated other comprehensive income, included in shareholders’ equity at December 31, 2012 and 2011 are as follows:

	2012	2011
Net unrealized gain on investment securities available for sale	$417	$502
Tax effect	142	171

Net-of-tax amount	$275	$331

Fair value of financial instruments

Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully described in Note 17. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Off-balance sheet credit related financial instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under standby letters of credit. Such financial instruments are recorded when they are funded.

Trust assets and income

Assets held by the Bank in a fiduciary or agency capacity for its customers were not included in the accompanying financial statements since such items were not assets of the Bank. In accordance with banking industry practice, Trust Department income was recognized on the cash basis and was not materially different than if it was reported on the accrual basis. In 2012, the Bank vacated the trust and asset management business in its entirety.

NOTE 2	Restrictions on cash

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances on hand. As of December 31, 2012 and 2011, the Bank had required reserves of $3,930 and $3,058, respectively.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 3	Investment securities

The amortized cost and fair value of investment securities at December 31, 2012 and 2011 is as follows:

	2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity:
Mortgage-backed securities	$792	$41	$—	$833

Securities available for sale:
Obligations of U.S. government, its corporations and agencies	8,604	6	(10)	8,600
Obligations of state and political subdivisions	9,523	302	(3)	9,822
Mortgage-backed securities	2,155	123	—	2,278

Total	20,282	431	(13)	20,700

Restricted equity securities:
Federal Home Loan Bank of Pittsburgh stock	1,098	—	—	1,098
Atlantic Central Bankers Bank stock	475	—	—	475
Federal Reserve Bank stock	97	—	—	97

Total	1,670	—	—	1,670

Total investment and restricted equity securities	$22,744	$472	$(13)	$23,203

	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity:
Mortgage-backed securities	$968	$38	$—	$1,006

Securities available for sale:
Obligations of U.S. government, its corporations and agencies	8,516	24	(4)	8,536
Obligations of state and political subdivisions	10,886	357	(2)	11,241
Mortgage-backed securities	2,701	126	—	2,827

Total	22,103	507	(6)	22,604

Restricted equity securities:
Federal Home Loan Bank of Pittsburgh stock	856	—	—	856
Atlantic Central Bankers Bank stock	475	—	—	475
Federal Reserve Bank stock	98	—	—	98

Total	1,429	—	—	1,429

Total investment and restricted equity securities	$24,500	$545	$(6)	$25,039

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

Investment securities with a carrying value of approximately $7,872 and $10,721 at December 31, 2012 and 2011, respectively, were pledged to secure governmental deposits, trust funds, and for other purposes as required by law.

A summary of the amortized cost and fair value of debt securities at December 31, 2012 by contractual maturity is shown as follows:

	Held to Maturity
	Amortized Cost	Fair Value
Within 1 year	$—	$—
After 1 year through 5 years	25	26
After 5 years through 10 years	107	111
Over 10 years	660	696

Total	$792	$833

	Available for Sale
	Amortized Cost	Fair Value
Within 1 year	$278	$284
After 1 year through 5 years	12,235	12,330
After 5 years through 10 years	5,776	5,981
Over 10 years	1,993	2,105

Total	$20,282	$20,700

Proceeds from maturities and calls of investments in debt securities classified as available for sale during 2012 and 2011 were $10,985 and $8,340, respectively. Gross gains realized on these transactions in 2012 and 2011 were $1.

Proceeds from maturities and calls of investments in debt securities classified as held to maturity during 2011 were $30. There were no maturities or calls of investments in debt securities classified as held to maturity during 2012. There were no gross gains or losses on the 2011 transactions.

Information pertaining to securities with gross unrealized losses at December 31, 2012 and 2011, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	Less Than Twelve Months		Over Twelve Months
2012	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:
Obligations of U.S. government, its corporations and agencies	$10	$5,090	$—	$—
Obligations of state and political subdivisions	3	608	—	—

Total	$13	$5,698	$—	$—

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Less Than Twelve Months		Over Twelve Months
2011	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:
Obligations of U.S. government, its corporations and agencies	$4	$3,496	$—	$—
Obligations of state and political subdivisions	2	243	—	—

Total	$6	$3,739	$—	$—

There were no securities classified as held to maturity that were in an unrealized loss position at December 31, 2012 and 2011.

The Bank had 117 investment securities at December 31, 2012. There were 11 investment securities in an unrealized loss position at December 31, 2012. None of these securities have been in a continuous loss position for more than 12 months as of December 31, 2012. Deterioration in the value of these securities was attributable to changes in market interest rates and not the credit quality of the issuers. None of the investment securities in an unrealized loss position at December 31, 2012 represent an other-than-temporary impairment. Furthermore, as management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTE 4	Loans

Major classifications of loans are summarized at December 31, 2012 and 2011 as follows:

	2012	2011
Commercial	$60,467	$65,353
Real estate	180,993	159,243
Consumer	2,946	3,266

Total	244,406	227,862
Less allowance for loan losses	3,060	2,969

Loans, net	$241,346	$224,893

At December 31, 2012 and 2011, net unamortized loan fees of $84 and $83, respectively, have been offset against the carrying value of loans.

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful with the Bank’s internal risk rating system as of December 31, 2012 and 2011:

	2012
	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$54,076	$4,737	$1,654	$—	$60,467
Real estate	173,528	4,345	3,120	—	180,993
Consumer	2,946	—	—	—	2,946

Total	$230,550	$9,082	$4,774	$—	$244,406

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

2011
	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$59,400	$5,651	$302	$—	$65,353
Real estate	153,772	4,298	834	339	159,243
Consumer	3,266	—	—	—	3,266

Total	$216,438	$9,949	$1,136	$339	$227,862

The following tables summarize information in regards to impaired loans by loan portfolio class as of December 31, 2012 and 2011:

2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Commercial	$820	$820	$—	$480
Real estate	2,837	2,837	—	2,020
Consumer	—	—	—	—

Total	3,657	3,657	—	2,500

With an allowance recorded:
Commercial	$209	$209	$120	$220
Real estate	461	461	92	965
Consumer	—	—	—	—

Total	670	670	212	1,185

Total:
Commercial	1,029	1,029	120	$700
Real estate	3,298	3,298	92	2,985
Consumer	—	—	—	—

Total	$4,327	$4,327	$212	$3,685

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Commercial	$502	$502	$—	$762
Real estate	1,298	1,298	—	1,695
Consumer	—	—	—	—

Total	1,800	1,800	—	2,457

With an allowance recorded:
Commercial	238	238	160	$247
Real estate	727	727	322	395
Consumer	—	—	—	—

Total	965	965	482	642

Total:
Commercial	740	740	160	$1,009
Real estate	2,025	2,025	322	2,090
Consumer	—	—	—	—

Total	$2,765	$2,765	$482	$3,099

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2012 and 2011:

2012
	30-89 Days	90 Days and Greater	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days and Greater Still Accruing
Commercial	$160	$242	$402	$60,065	$60,467	$—
Real estate	622	1,826	2,448	178,545	180,993	836
Consumer	268	—	268	2,678	2,946	—

Total	$1,050	$2,068	$3,118	$241,288	$244,406	$836

2011
	30-89 Days	90 Days and Greater	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days and Greater Still Accruing
Commercial	$247	$—	$247	$65,106	$65,353	$—
Real estate	1,208	1,320	2,528	156,715	159,243	495
Consumer	132	—	132	3,134	3,266	—

Total	$1,587	$1,320	$2,907	$224,955	$227,862	$495

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

An analysis of the allowance for loan losses at December 31, 2012 and 2011 is as follows:

	2012	2011
Balance at beginning of year	$2,969	$2,438
Provision for loan losses	716	848
Loans charged off	(676)	(377)
Recoveries of loans previously charged off	51	60

Balance at end of year	$3,060	$2,969

Although the Bank has a diversified loan portfolio, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area. The majority of loans are secured by real estate. The Bank has experienced minimal difficulty in accessing collateral when required.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming loans but also include loans modified in trouble debt restructurings, when required, where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. At December 31, 2012, the balance of loans modified in troubled debt restructurings amounted to $2,969. At December 31, 2011, there were no significant loans modified in troubled debt restructurings.

NOTE 5	Premises and equipment

A summary of premises and equipment at December 31, 2012 and 2011 is as follows:

	2012	2011
Land	$2,085	$2,085
Buildings and leasehold improvements	7,724	6,964
Furniture and equipment	4,033	3,800

	13,842	12,849
Less accumulated depreciation	6,948	6,540

Net	$6,894	$6,309

Depreciation on premises and equipment amounted to $407 and $418 in 2012 and 2011, respectively.

NOTE 6	Deposits

The aggregate amount of time deposits issued in amounts of $100 or more was $26,053 and $27,281 at December 31, 2012 and 2011.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

At December 31, 2012, the scheduled maturities of time deposits are as follows:

2013	$35,998
2014	13,496
2015	13,385
2016	7,415
2017	7,494
Thereafter	553

$78,341

At December 31, 2012 and 2011, one depositor had aggregate deposits amounting to approximately $19,461 and $24,084, respectively. At December 31, 2012, another depositor had aggregate deposits amounting to approximately $11,272.

NOTE 7	Securities sold under agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.

NOTE 8	Federal Home Loan Bank Line of Credit

The Bank has an $11,000 available line of credit with the Federal Home Loan Bank (FHLB), secured by loans and investments. The interest rate fluctuates daily and interest is payable weekly. The line expires December 31, 2013. The Bank had no borrowings under this line of credit agreement at December 31, 2012 and 2011.

The Bank also has an unsecured line of credit available with Atlantic Central Bankers Bank in the amount of $6,000. The interest rate fluctuates daily. Borrowings are due and payable in full on the next business day after the day of the borrowing. The line expires on June 30, 2013. The Bank had no outstanding borrowings under this line of credit agreement at December 31, 2012 and 2011.

NOTE 9	Borrowed funds

The Bank’s fixed-rate, long-term borrowed funds with the FHLB of $2,110 at December 31, 2012, matures through 2016 and are secured by loans and investments. At December 31, 2012, the interest rates on borrowed funds ranged from 3.83% to 6.28%. The weighted average rate on these borrowings at December 31, 2012 was 4.00%.

The contractual maturities of long-term borrowed funds at December 31, 2012 are as follows:

2013	$840
2014	856
2015	392
2016	22

$2,110

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 10	Deferred compensation

The Bank has entered into deferred compensation agreements with certain directors and former officers. The total present value of the future payments recorded under these agreements was $1,737 and $1,450 as of December 31, 2012 and 2011, respectively. Life insurance policies with cash surrender values of $6,862 and $6,583 at December 31, 2012 and 2011, respectively, have been acquired with the intention of funding these agreements. The related expenses for these agreements amounted to $287 and $299 for the years ended December 31, 2012 and 2011, respectively.

NOTE 11	Income taxes

The following temporary differences gave rise to the net deferred tax asset, included in other assets, at December 31, 2012 and 2011:

	2012	2011
Deferred tax assets:
Allowance for loan losses	$952	$907
Deferred compensation	591	493
Other	13	11

	1,556	1,411

Deferred tax liabilities:
Loan fees and costs	111	106
Premises and equipment	98	87
Prepaid expenses	147	101
Investment securities available for sale	142	170

	498	464

Deferred tax asset, net	$1,058	$947

The Company has determined that it is not required to establish a valuation reserve for the deferred tax assets since it is more likely than not that the net deferred tax assets could be principally realized through future reversals of existing temporary differences or, to a lesser extent, through future taxable income.

The provision for income taxes is comprised of the following components for the years ended December 31, 2012 and 2011:

	2012	2011
Current	$1,149	$1,118
Deferred	(83)	(305)

Provision for income taxes	$1,066	$813

The effective federal income tax rates were 31.6% and 27.4% for the years ended December 31, 2012 and 2011, respectively.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

A reconciliation between the expected statutory income tax rate and the effective income tax rate on income before income taxes for the years ended December 31, 2012 and 2011 follows:

	2012		2011
	Amount	%	Amount	%
Provision at statutory rate	$1,144	34.0	$1,012	34.0
Tax-exempt income	(113)	(3.4)	(129)	(4.3)
Income on life insurance policies	(83)	(2.5)	(87)	(2.9)
Merger-related expenses (see Note 18)	103	3.1	—	—
Other, net	15	0.4	17	0.6

Effective income tax and rates	$1,066	31.6	$813	27.4

NOTE 12	Off-balance sheet activities

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees elements of credit, interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet.

Bank exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Off-balance sheet financial instruments at December 31, 2012 and 2011 are as follows:

	2012	2011
Commitments to extend credit	$49,865	$50,668

Standby letters of credit	$5,435	$4,579

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees.

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to a third party.

The credit risk involved in issuing commitments and letters of credit is essentially the same as that involved in extending loan facilities to customers.

Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank on extension of credit is based on management’s credit assessment of the counterparty.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 13	Minimum regulatory capital requirements

The Company, on a consolidated basis, and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of: total risked based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2012 and 2011, that the Company and Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Company’s capital ratios are not materially different from those of the Bank.

The Bank’s actual and required capital amounts and ratios are as follows:

	2012		2011
	Amount	Ratio	Amount	Ratio
Total Capital (to risk-weighted assets)
Actual	$31,423	12.26%	$29,472	12.49%
Minimum capital requirement	20,509	8.00	18,880	8.00
To be well capitalized	25,636	10.00	23,600	10.00

Tier I Capital (to risk-weighted assets)
Actual	$28,324	11.05%	$26,521	11.24%
Minimum capital requirement	10,255	4.00	9,440	4.00
To be well capitalized	15,382	6.00	14,160	6.00

Tier I Capital (to adjusted total assets)
Actual	$28,324	9.01%	$26,521	8.91%
Minimum capital requirement	12,575	4.00	11,909	4.00
To be well capitalized	15,719	5.00	14,887	5.00

NOTE 14	Restrictions on dividends, loans and advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to Luzerne National Bank Corporation (“the Parent”). The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank’s capital stock and surplus on a secured basis.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

At December 31, 2012, the Bank’s retained earnings available for the payment of dividends was $25,071. Accordingly, $3,529 of the Parent’s equity in the net assets of the Bank was restricted at December 31, 2012. Funds available for loans or advances by the Bank to the Parent amounted to $325.

In addition, dividends paid by the Bank to the Parent would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 15	Retirement plan

The Bank maintains a 401(k) profit-sharing plan covering substantially all employees. Participants may make voluntary contributions up to 80% of their compensation, subject to limitations of the Internal Revenue Service, and the Bank currently makes discretionary matching contributions of 50% up to 6% of their compensation. Bank contributions were $77 and $72 for the years ended December 31, 2012 and 2011, respectively.

NOTE 16	Related party transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates. The outstanding balance of related party loans at December 31, 2012 and 2011 amounted to $6,526 and $7,276, respectively.

Deposits from related parties held by the Bank at December 31, 2012 and 2011 amounted to $8,309 and $8,428, respectively.

The Bank leases property for two of its offices from customers. One of the lease agreements was entered into during 2011 and has a term of 15 years and 6 months. The lease currently requires monthly payments of approximately $3, with annual rent increasing at 3% per year throughout the term of the lease.

The second lease agreement expires in 2016, and requires monthly payments based on average customer deposits held at the office (approximately $4 per month in 2012).

Total rent expense incurred in 2012 and 2011 was $103 and $96, respectively.

NOTE 17	Fair value of assets and liabilities

Determination of fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value accounting guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

measurement date under the current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair value hierarchy

The Company groups its financial assets that are carried at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarch is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and due from banks and federal funds sold

The carrying amounts of these instruments approximate fair values.

Securities

Securities classified as available for sale are reported as fair value utilizing level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things.

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

Loans

For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate real estate loans (e.g., one-to-four family residential) and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics.

Fair values for fixed rate commercial loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using underlying collateral values.

Deposit liabilities

The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (e.g. their carrying amounts). The carrying amounts of variable-rate, fixed-term NOW accounts, money market accounts, savings accounts and time deposits approximate their fair values at the reporting date.

Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of these deposits.

Securities sold under agreements to repurchase

The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Borrowed funds

The fair values of the Bank’s borrowed funds are estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Assets measured at fair value on a recurring basis

Assets measured at fair value on a recurring basis are summarized as follows at December 31, 2012 and 2011:

	2012
	Level 1	Level 2	Level 3	Total
Securities available for sale:
Obligations of U.S. government, its corporations and agencies	$—	$8,600	$—	$8,600
Obligations of state and political subdivisions	—	9,822	—	9,822
Mortgage-backed securities	—	2,278	—	2,278

Total	$—	$20,700	$—	$20,700

LUZERNE NATIONAL BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2011
	Level 1	Level 2	Level 3	Total
Securities available for sale:
Obligations of U.S. government, its corporations and agencies	$—	$8,536	$—	$8,536
Obligations of state and political subdivisions	—	11,241	—	11,241
Mortgage-backed securities	—	2,827	—	2,827

Total	$—	$22,604	$—	$22,604

The carrying amount and estimated fair values of the Company’s financial instruments are as follows at December 31, 2012 and 2011:

	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$37,564	$37,564	$32,443	$32,443
Federal funds sold	167	167	2,693	2,693
Securities held to maturity	792	833	968	1,006
Securities available for sale and restricted equity securities	22,370	22,370	24,033	24,033
Loans, net of allowance	241,346	253,557	224,893	239,875
Accrued interest receivable	817	817	858	858

Financial liabilities:
Deposits	283,385	284,847	263,415	265,132
Securities sold under agreements to repurchase	2,266	2,266	3,007	3,007
Borrowed funds	2,110	2,214	4,998	5,260
Accrued interest payable	137	137	174	174

NOTE 18	Merger

On October 18, 2012, the Company entered into a definitive merger agreement with Penns Woods Bancorp, Inc. (“Penns Woods”) under which Penns Woods will acquire the Company in a stock and cash transaction. Under the terms of the merger agreement, Penns Woods will acquire all of the outstanding shares of the Company for a total purchase price of approximately $44,500 as of the date of the agreement. The Company shareholders will have the opportunity to elect to receive for each outstanding share of Company common stock either 1.5534 shares of Penns Woods’ common stock, $61.86 per share in cash or a combination of cash or stock. All shareholder elections will be subject to allocation and proration procedures set forth in the merger agreement that are designed to ensure that no more than 10% of the outstanding Company shares are exchanged for cash. The transaction is expected to be a tax-free exchange to the extent that shareholders of the Company receive stock in exchange for their shares. The transaction is expected to close in the second quarter of 2013 subject to customary closing conditions, including receipt of regulatory approvals and approvals by shareholders of both Penns Woods and the Company.

Merger-related expenses amounted to approximately $307 in 2012.

NOTE 19	Subsequent events

Management has evaluated subsequent events through February 14, 2013, which is the date the financial statements were available for issue.

Board of Directors and Executive Officers of Luzerne

The following individuals have been designated by Luzerne to be appointed to Penns Woods’ board of directors.

Joseph E. Kluger (49)—Mr. Kluger has served on Luzerne’s board of directors since 2006 and has served as the Chairman of the Board since 2007. Mr. Kluger is one of two Managing Partners of Hourigan, Kluger & Quinn P.C., where he has practiced law primarily in the fields of corporate finance, real estate, and for-profit and not-for-profit corporate and business law for more than 22 years. Mr. Kluger’s experience as an attorney is helpful to the Board in reviewing the Bank’s legal matters, governance of the board issues and documentation related to the lending process and workout matters. He is a graduate of Hamilton College, Clinton, New York (1986) with a B.S. in Government, and the Columbus school of Law at Catholic University, Washington, D.C. (1989) where he received his J.D.

John G. Nackley (60)—Mr. Nackley has served on Luzerne’s board of directors since 2007. Since 1996, Mr. Nackley has been President & CEO, InterMetro Industries Corporation, a division of Emerson, after serving as Vice President and Executive Vice President. Mr. Nackley is a graduate of Kings College with degree in Mathematics. Mr. Nackley’s experience in a Fortune 500 company provides the board with leadership in the business climate, financial reporting, strategic planning, marketing and governance.

Jill F. Schwartz (59)—Ms. Schwartz has served on Luzerne’s board of directors since 2006 and currently serves as the Vice Chairman. Ms. Schwartz is the senior partner of Wyoming Weavers, Swoyersville, PA and Vice President of Fortune Fabrics, Inc., positions she has held since 1985. She is also the owner of Gosh Yarn It!, a yarn boutique located in Kingston, PA. Ms. Schwartz earned her Master’s degree from Boston University. As president of a local manufacturing company along with many years of experience as a bank director, Ms. Schwartz provides the board with an understanding of the local business climate and growth opportunities for the bank.

Transactions with Certain Related Persons

Joseph E. Kluger, Jill F. Schwartz and John G. Nackley are expected to serve on the Penns Woods board after the merger is completed. Since January 1, 2012, Ms. Schwartz and Custom Container Solutions, LLC, an entity that is 20.5% owned by Mr. Nackley, have had outstanding loans to Luzerne Bank. Each of these loans was made in the ordinary course of business, was made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to Luzerne or Luzerne Bank, did not involve more than the normal risk of collectability or present other unfavorable terms. None of these loans are currently, or have ever been, considered non-accrual, past due, restructured or potential problems. Details of these loans follow:

	Largest aggregate amount outstanding since January 1, 2012		Amount outstanding as of March 20, 2013		Principal paid between January 1, 2012 and March 20, 2013	Interest paid between January 1, 2012 and March 20, 2013	Interest Rate
Jill Schwartz	$936,312		$-0- 625,177 228,375		$23,780 48,534 10,446	$432 36,922 18,570	6.50% 4.00% (floor) 6.35%

Custom Container Solutions, LLC	$2,290,992	(1)(2)	$19,511 181,692 338,716 933,225 495,713	(3)	$280,489 18,308 11,284 46,775 24,287	$6,748 3,521 1,626 45,924 25,085	Prime; 4% floor Prime + ¼%; 4% floor Prime + ¼%; 4% floor Prime + ¼%; 4% floor Prime + ¼%; 4% floor

(1)	Mr. Nackley has personally guaranteed $445,471 of this amount.

(2)	Includes a balance outstanding of $280,000 on a $300,000 commercial line of credit.
(3)	Balance outstanding on a $300,000 commercial line of credit.

Each of these loans was approved in accordance with Luzerne Bank’s Insider Lending Policy, which requires strict compliance with Regulation O. The Insider Lending Policy requires (1) any loans or other extensions of credit to any insider or related interest cannot involve more than the normal risk of repayment and must be made on substantially the same terms (including interest rate and collateral) and at least under the same underwriting criteria as loans to persons who are not considered insiders; (2) any extension of credit to any insider or related interest in excess of certain limits must be approved in advance by a majority of the Board of Directors with the interested party abstaining from participating directly or indirectly in the vote; and (3) an extension of credit is considered made to an insider to the extent that the proceeds of the loan are used for the tangible economic benefit of, or are transferred to, an insider or related interests.

In addition, Hourigan, Kluger & Quinn, P.C., a law firm of which Mr. Kluger holds a less than 10% interest, provided legal services to Luzerne and Luzerne Bank from time to time since January 1, 2012. The fees received by Hourigan, Kluger & Quinn, P.C. did not exceed $120,000.

Voting Securities and Principal Holders Thereof

The following table sets forth, as of April 1, 2013, the name and address of each person who owns of record or who is known by the Board of Directors to be beneficial owner of five percent (5%) or more of the Luzerne’s outstanding common stock. The mailing address for each beneficial owner is c/o Luzerne National Bank Corporation, 118 Main Street, Luzerne, PA.

	Shares Beneficially		Percentage of Outstanding
Name and Address	Owned (1)		Common Stock Beneficially Owned
Henry C. Johnson	91,730		13.56%

John M. Moore, Jr.	91,160		13.47%

William V. Leandri	34,500	(2)	5.10%

(1)	The securities “beneficially owned” by an individual are determined in accordance with the definitions of “beneficial ownership” set forth in the General Rules and Regulations of the Securities and Exchange Commission and may include securities owned by or for the individual’s spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after January 23, 2013. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Includes 250 shares for spouse.

Beneficial Ownership by Directors and Executive Officers of Luzerne

The following table sets forth as of April 1, 2013, the amount and percentage of the common stock of Luzerne beneficially owned by each director and named executive officer of Luzerne.

Name of Individual or Identity of Group	Amount of Beneficial Ownership	Percent of Class (1)
DIRECTORS
Patricia Finan Castellano	880	—
James Clemente	100	—
Joseph E. Kluger	818	—
Gary F. Lamont	1,000	—
Robert G. Lawrence	5,352	—
John G. Nackley	600	—
Jill F. Schwartz	13,239	1.96%
Robert C. Snyder	6,920	1.02%
William Strauser	6,248	—
Angelo C. Terrana, Jr.	350	—

Name of Individual or Identity of Group	Amount of Beneficial Ownership		Percent of Class (1)
NAMED EXECUTIVE OFFICERS
Robert C. Snyder	See Directors above
Michael J. Bibak	474		—
George F. Maculloch	134	(2)	—

(1)	Less than one percent (1%) unless otherwise stated.
(2)	In daughter’s name.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of Luzerne shareholders are governed by Pennsylvania law, including the Pennsylvania Business Corporation Law, which we refer to as the PBCL, and Luzerne’s articles of incorporation and bylaws. The rights of Penns Woods shareholders are governed by Pennsylvania law, including the PBCL, and Penns Woods’ articles of incorporation and bylaws.

Upon consummation of the merger, Luzerne shareholders will become Penns Woods shareholders. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and bylaws of Penns Woods and Pennsylvania law.

A comparison of the rights of Luzerne and Penns Woods shareholders follows. This summary is not intended to be a complete statement of all of such differences or a complete description of the specific provisions referred to therein, and is qualified in its entirety by reference to Pennsylvania law and the respective articles of incorporation and bylaws of Luzerne and Penns Woods.

Authorized Capital

Penns Woods. Penns Woods is authorized to issue 15,000,000 shares of common stock, par value $8.33 per share.

Luzerne. Luzerne is authorized to issue 5,000,000 shares of common stock, par value $2.50 per share, and 1,000,000 shares of preferred stock, par value $2.50 per share.

Annual Meeting of Shareholders

Penns Woods. Penns Woods’s bylaws provide than an annual meeting will be held on such date, at such time, and at such place, as may be set by the board of directors or as may be designated in any notice from the secretary calling the meeting.

Luzerne. Luzerne’s bylaws provide than an annual meeting will be held on such date and at such time as may be fixed by the board of directors, or, if the board of directors fails to set a date and time, on the first Tuesday in March at 2:00 p.m., if not a legal holiday, and if such day is a legal holiday, then such meeting will be held on the next business day.

Special Meeting of Shareholders

Penns Woods. Special meetings of the Penns Woods shareholders can be called by Penns Woods’ board of directors, the Chairman of the Board, or the President. Business transacted at all special meetings will be confined to the objects stated in the notice and matters germane thereto, unless all shareholders entitled to vote are present and shall have otherwise consented thereto.

Luzerne. Special meetings of the Luzerne shareholders can be called by the Chairman of the Board, President of Luzerne, a majority of the board of directors, or by shareholders entitled to cast at least one-fifth of the vote which all shareholders are entitled to cast at the meeting.

Cumulative Voting

Penns Woods. Penns Woods’ articles of incorporation prohibit cumulative voting in the election of directors.

Luzerne. Luzerne’s articles of incorporation prohibit cumulative voting in the election of directors.

Shareholder Nomination of Directors

Penns Woods. Penns Woods’ bylaws provide that nominations for the election of directors may be made by the board of directors or by any shareholder entitled to vote for the election of directors. Nominations made by the shareholders entitled to vote for the election of directors will be made by notice in writing, delivered or mailed to the Corporate Secretary not less than 90 days nor more than 150 days prior to any meeting of shareholders called for the election of directors.

Luzerne. Luzerne’s bylaws provide that any shareholder who intends to nominate or to cause to have nominated any candidate for election to the board of directors (other than any candidate proposed by the board of directors) must submit such nomination to the Secretary in writing not later than the close of business 90 business days prior to the date of the meeting where such candidate is intended to be nominated.

Number of Directors

Penns Woods. The number of Penns Woods directors will be not less than five nor more than twenty-five as Penns Woods’ board of directors may determine from time-to-time by resolution of a majority of the full board of directors. Penns Woods’s board of directors currently has eleven directors.

Luzerne. The number of Luzerne directors will be not less than five nor more than twenty-five as Luzerne’s board of directors may determine from time-to-time. Luzerne’s board currently consists of ten directors.

Director Qualifications

Penns Woods. Each Penns Woods director must be a Penns Woods shareholder and will own in his/her own right the number of shares (if any) required by law in order to qualify as such director. No person is eligible to be a newly elected or appointed as a director if such person has attained the age of 60 on or prior to the date of election or appointment. A Penns Woods director will retire from the board at the age of 75; provided, however, that upon reaching the age of 75 a director may hold office until the following annual meeting of shareholders.

Luzerne. Each Luzerne director must be a Luzerne shareholder, a citizen of the United States, and will own, in their own right or jointly with a spouse, at least $250 par value of Luzerne’s shares to qualify as a director.

Classes of Directors and Election of Directors

Penns Woods. The Penns Woods board of directors is divided into three classes, as nearly equal in number as possible, with each class being elected annually for a three-year term.

Luzerne. The Luzerne board of directors is divided into three classes, as nearly equal in number as possible, with each class being elected annual for a three-year term.

Filling Vacancies on the Board of Directors

Penns Woods. Penns Woods’ bylaws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by the remaining members of the board, even though less than a quorum. Each person so elected to fill a vacancy in the board of directors will become a member of the same class of directors in which the vacancy existed; but if the vacancy is due to an increase in the number of directors, a majority of the members of the board of directors will designate such directorship as belonging to a class as to maintain three classes of director as nearly equal as possible. Each director so elected will be a director until the class to which he/she was appointed stands for election and until his or her successor is elected and qualified.

Luzerne. Luzerne’s bylaws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by election by a majority of the remaining members of the board, even though less than a quorum. Each person so elected to fill a vacancy in the board of directors will become a member of the same class of directors in which the vacancy existed; but if the vacancy is due to an increase in the number of directors, a majority of the members of the board of directors will designate such directorship as belonging to a class as to maintain three classes of director as nearly equal as possible. Each director so elected will be a director until the class to which he/she was appointed stands for election and until his or her successor is elected and qualified.

Special Meetings of the Board of Directors

Penns Woods. Special meetings of Penns Woods’ board of directors may be held whenever called by the Chairman of the Board, the President or at the request of three or more members of the board of directors. Notice of the time and place of every special meeting, which need not specify the business to be transacted thereat and which may be either verbal or in writing, will be given by the Secretary to each member of the board of directors at least twenty-four hours before the time of such meeting excepting the organization meeting following the election of directors.

Luzerne. Special meeting of Luzerne’s board of directors may be held whenever ordered by the Chairman of the Board, the President or by any three directors in office. Written or verbal notice stating the date, place, hour and object of every special meeting of the board of directors must be given to each director at least one day prior to the date named for the meeting.

Anti-Takeover Provisions and Other Shareholder Protections

Penns Woods. Under Penns Woods’ articles of incorporation, any merger, consolidation, liquidation or dissolution of Penns Woods or any action that would result in the sale or other disposition of all of substantially all of the assets of Penns Woods must be approved by the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of common stock.

Luzerne. Except as described below, under Luzerne’s articles of incorporation, any merger, consolidation, dissolution or sale of all or substantially all of the assets of Luzerne must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares of common stock. The affirmative vote of the holders of a majority of the shares of common stock outstanding will be required in order to authorize any of the above-described corporate actions if the board of directors approves such corporate action by resolution adopted before the shareholders are solicited to vote on such corporate action.

Indemnification of Directors and Officers

Penns Woods. Under Penns Woods’ bylaws, to the fullest extent authorized or permitted by Pennsylvania law, a director of Penns Woods will not be personally liable for monetary damages for any act or omission unless such director breached or failed to perform the duties of his office, and such breach or failure constitutes self-dealing, willful misconduct or recklessness. The provision does not affect a director’s responsibility or liability under any criminal statute or liability for payment of taxes. Penns Woods will indemnify directors, officers, employees, and any former directors, officers and employees, except in cases of willful misconduct or recklessness.

Luzerne. Except as described below, under Luzerne’s bylaws, all current and former directors and officers are indemnified against any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not such action, suit or proceeding arises or arose by or in the right of the corporation or other entity), and expenses incurred by persons indemnified will be paid by Luzerne in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified. Luzerne will not provide indemnification or advancement of expenses (i) with respect to expenses or the payment of profits arising from the purchase or sale of securities of Luzerne in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, (ii) if a final unappealable judgment or award established that such director or officer engaged in intentional misconduct or a transaction from which the director or officer derived an improper personal benefit, (iii) for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, and amounts paid in settlement) which have been paid directly to, or for the benefit of, such person by an insurance carrier under a policy of officers’ and directors’ liability insurance whose premiums are paid for by Luzern or by an individual or entity other than such director or officer, and (iv) for amounts paid in settlement of any threatened, pending or completed action, suit or proceeding without the written consent of Luzerne, which written consent will not be unreasonably withheld.

Pennsylvania Anti-Takeover Provisions

Under the PBCL, certain anti-takeover provisions apply to Pennsylvania “registered corporations” (e.g., publicly traded companies) including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows registered corporations to opt-out of any of these anti-takeover provisions. Penns Woods is a registered corporation under the PBCL. Luzerne is not a registered corporation and is therefore not subject to these anti-takeover provisions. A general summary of the applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law limits control share acquisitions relating to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33-1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the request for the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights: (i) the approval of an absolute majority of all voting power must be obtained, and all voting shares are entitled to participate in this vote; and (ii) the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. Pennsylvania law prohibits certain business combinations with certain ‘interested shareholders,’ persons who acquire the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors. A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•

the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•

the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

Voting Rights

Amendment of Articles of Incorporation.

Pennsylvania law provides that shareholders of a registered corporation, such as Penns Woods, are not entitled by statute to propose amendments to the articles of incorporation. By contrast, under Pennsylvania law, an amendment to the articles of incorporation for an “unregistered corporation,” such as Luzerne, can only be proposed (1) by adoption by the board of directors of a resolution setting forth the proposed amendment; or (2) unless otherwise provided in the articles, by petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast on the proposed amendment. The shareholder petition must set forth the proposed amendment, be directed to the board of directors and filed with the secretary of the corporation.

Except where the approval of the shareholders is unnecessary, the board of directors will then direct that the proposed amendment be submitted to a vote of the shareholders entitled to vote on the proposed amendment. An amendment proposed pursuant to paragraph (2) above is required to be submitted to a vote either at the next annual meeting held not earlier than 120 days after the amendment is proposed or at a special meeting of the shareholders called for that purpose by the shareholders.

Under Pennsylvania law, an amendment to the articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class.

Penns Woods. Penns Woods shareholders are not entitled by statute to propose amendments to the articles of incorporation. Penns Woods’ articles of incorporation may be amended as provided under Pennsylvania law, with the following exception: any amendment to Article 13 requires the affirmative vote of holders of at least 66-2/3 % of the outstanding shares of common stock.

Luzerne. Luzerne has not opted out of the statutory process by which shareholders of an unregistered corporation may propose amendments to its articles of incorporation, and Luzerne’s articles may be amended as provided under Pennsylvania law, with the following exception: any amendment to the articles of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding shares of common stock. If the board of directors approves of a proposed amendment before the shareholders are solicited to vote on the amendment, a majority vote of the shareholders entitled to vote in the election of directors is required to pass an amendment.

Amendment of Bylaws.

Penns Woods. Penns Woods’ bylaws may be amended or repealed, in whole or in part, by a majority vote of members of the board of directors at any regular or special meeting of the board duly convened. Notice need not be given of the purpose of the meeting of the board of directors at which the amendment or repeal is to be considered.

Luzerne. The shareholders may change or repeal Luzerne’s bylaws, provided that 80% or more of the shareholders entitled to vote in the election of directors vote in favor of any amendment of the bylaws. If the board of directors approves of a proposed amendment before the shareholders are solicited to vote on the amendment, a majority vote of the shareholders entitled to vote in the election of directors is required to pass an amendment.

MARKET PRICE AND DIVIDEND INFORMATION

Penns Woods common stock is listed on The Nasdaq Global Select Market under the symbol “PWOD.” Luzerne’s common stock is traded locally on the OTCQB market under the symbol “LUZR.” Trading in Luzerne common stock is limited in volume and does not occur daily. As a result of the limited established public trading market for Luzerne common stock, the over-the-counter market quotations below may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions or private transactions not effected through the OTCQB. The following table sets forth the high and low sales prices of shares of Penns Woods and Luzerne’s common stock and the quarterly cash dividends declared per share for the periods indicated.

	Penns Woods Common Stock			Luzerne Common Stock

	High	Low	Dividend	High	Low	Dividend
2010
First Quarter	$34.03	$30.04	$0.46	$37.00	$29.50	$0.15
Second Quarter	34.50	26.76	0.46	36.84	33.85	0.15
Third Quarter	33.15	29.41	0.46	35.00	32.50	0.15
Fourth Quarter	41.26	31.97	0.46	40.00	32.50	0.30

2011
First Quarter	40.08	35.46	0.46	40.00	36.00	0.15
Second Quarter	39.30	33.33	0.46	37.00	34.14	0.15
Third Quarter	36.56	31.07	0.46	36.25	32.50	0.15
Fourth Quarter	39.30	32.01	0.46	35.50	32.50	0.30

2012
First Quarter	41.67	36.20	0.47	34.00	32.15	0.15
Second Quarter	39.90	36.72	0.47	37.00	32.50	0.15
Third Quarter	44.60	37.78	0.47	38.00	32.10	0.15
Fourth Quarter	45.27	37.16	0.47	60.00	35.00	0.30

2013
First Quarter	41.45	38.50	0.72	62.45	58.00	0.15
Second Quarter (through April 24, 2013)	40.88	39.44	—	62.00	61.00	—

On October 17, 2012, the last full trading day before the public announcement of the merger agreement, the closing price of shares of Penns Woods common stock as reported on The Nasdaq Global Select Market was $44.26. On April 24, 2013, the last practicable trading day before the date of this joint proxy statement/prospectus, the closing price of shares of Penns Woods common stock as reported on The Nasdaq Global Select Market was $40.35.

Both Penns Woods and Jersey Shore State Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.

Luzerne shareholders are advised to obtain current market quotations for Penns Woods common stock. The market price of Penns Woods common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Penns Woods common stock before or after the effective date of the merger.

Luzerne common stock trades only sporadically under the symbol “LUZR” on the OTCQB. On October 17, 2012, the last full trading day before the public announcement of the merger agreement, the closing price of shares of Luzerne common stock as reported on the OTCQB was $38.80. On April 24, 2013, the last practicable trading day before the date of this joint proxy statement/prospectus, the last trading price of Luzerne common stock as reported on the OTCQB was $62.00, and the last trade was made on April 24, 2013.

As of the record date, there were 676,694 shares of Luzerne common stock outstanding, which were held by 270 holders of record.

LEGAL MATTERS

The validity of the Penns Woods common stock to be issued in connection with the merger will be passed upon for Penns Woods by Stevens & Lee, P.C. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Penns Woods by Stevens & Lee, P.C. and for Luzerne by Ballard Spahr LLP.

EXPERTS

The consolidated financial statements of Penns Woods Bancorp, Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been incorporated by reference herein in reliance upon the report of S.R. Snodgrass, A.C., independent registered public accounting firm, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Luzerne National Bank Corporation as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, have been included herein in reliance upon the report of Kronick Kalada Berdy & Co., independent registered public accounting firm, and upon the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Penns Woods has filed with the SEC a registration statement under the Securities Act that registers the distribution to Luzerne shareholders of the shares of Penns Woods common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Penns Woods and a proxy statement of Penns Woods for its annual meeting and a proxy statement of Luzerne for its special meeting. The registration statement, including the attached exhibits, contains additional relevant information about Penns Woods common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this joint proxy statement/prospectus.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330 or on the SEC’s website at www.sec.gov.

Luzerne does not file reports with the SEC. Luzerne’s website address is http://www.luzernebank.com.

Information on any Penns Woods or Luzerne website is not part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus.

The SEC allows Penns Woods to incorporate by reference information in this joint proxy statement/prospectus. This means that Penns Woods can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

The following documents filed by Penns Woods (Commission File No. 0-17077) with the SEC are hereby incorporated in this proxy statement/prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2012;

•	Current Reports on Form 8-K dated January 25, 2013, March 14, 2013 and April 15, 2013; and

•

The description of the common stock which is contained in the Registration Statement on Form 10 pursuant to which Penns Woods registered the common stock, including any amendment or report filed for the purpose of updating such description.

All documents filed by Penns Woods pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this joint proxy statement/prospectus but before the earlier of (1) the date of the Luzerne special meeting, or (2) the termination of the merger agreement, are hereby incorporated by reference into this joint proxy statement/prospectus and shall be deemed a part of this joint proxy statement/prospectus from the date they are filed (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Penns Woods has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Penns Woods, and Luzerne has supplied all information relating to Luzerne.

Documents incorporated by reference are available from Penns Woods without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Penns Woods Bancorp, Inc.

300 Market Street

Williamsport, PA 17701

Attention: Kim Yale

Telephone: (570) 320-2021

Luzerne shareholders requesting documents should do so by May 20, 2013 to receive them before the special meeting. Luzerne shareholders will not be charged for any of these documents that they request. If you request any incorporated documents, Penns Woods will mail them to you by first class mail, or another equally prompt means after it receives your request.

Neither Penns Woods nor Luzerne has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Penns Woods and Luzerne made to the other in the merger agreement. Representations and warranties made by Penns Woods and Luzerne are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Penns Woods or its business. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PENNS WOODS BANCORP, INC.

AND

LUZERNE NATIONAL BANK CORPORATION

dated as of

OCTOBER 18, 2012

A-i

5.6. No Material Adverse Effect.	A-33
5.7. Material Contracts; Leases; Defaults.	A-33
5.8. Ownership of Property; Insurance Coverage.	A-34
5.9. Legal Proceedings.	A-35
5.10. Compliance With Applicable Law.	A-35
5.11. Employee Benefit Plans.	A-36
5.12. Environmental Matters.	A-38
5.13. Brokers, Finders and Financial Advisors.	A-39
5.14. Loan Matters.	A-39
5.15. Related Party Transactions.	A-40
5.16. No Luzerne Capital Stock.	A-40
5.17. SEC Reports.	A-40
5.18. Required Vote.	A-41
5.19. Registration Obligations.	A-41
5.20. Risk Management Instruments.	A-41
5.21. Fairness Opinion.	A-41
5.22. Trust Accounts.	A-41
5.23. Penns Woods Information Supplied.	A-42
5.24. Quality of Representations.	A-42

ARTICLE VI COVENANTS OF LUZERNE	A-42
6.1. Conduct of Business.	A-42
6.2. Financial and Other Statements.	A-45
6.3. Maintenance of Insurance.	A-46
6.4. Disclosure Supplements.	A-46
6.5. Consents and Approvals of Third Parties.	A-46
6.6. Commercially Reasonable Efforts.	A-46
6.7. Failure to Fulfill Conditions.	A-46
6.8. No Other Bids and Related Matters.	A-46
6.9. Reserves and Merger-Related Costs.	A-49
6.10. Board of Directors and Committee Meetings.	A-49
6.11. Affiliate Letters.	A-49
6.12. Proxy Solicitor.	A-49
6.13. Luzerne Dividends.	A-49

ARTICLE VII COVENANTS OF PENNS WOODS	A-50
7.1. Conduct of Business.	A-50
7.2. Financial and Other Statements.	A-50
7.3. Maintenance of Insurance.	A-51
7.4. Disclosure Supplements.	A-51
7.5. Consents and Approvals of Third Parties.	A-51
7.6. Commercially Reasonable Efforts.	A-51
7.7. Failure to Fulfill Conditions.	A-51
7.8. Affiliate Letters.	A-51
7.9. Luzerne Bank Post-Closing Operation.	A-51
7.10. Bank Board; Post-Closing Governance.	A-52
7.11. Proxy Solicitor.	A-52
7.12. Employee Matters.	A-53
7.13. Directors and Officers Indemnification and Insurance.	A-54
7.14. Stock Reserve.	A-55
7.15. Exchange Listing.	A-55

A-ii

ARTICLE VIII ADDITIONAL AGREEMENTS	A-55
8.1. Shareholder Meetings.	A-55
8.2. Proxy Statement-Prospectus.	A-55
8.3. Regulatory Approvals.	A-56
8.4. Current Information.	A-57
8.5. Access; Confidentiality.	A-57

ARTICLE IX CLOSING CONDITIONS	A-58
9.1. Conditions to Each Party’s Obligations under this Agreement.	A-58
9.2. Conditions to the Obligations of Penns Woods under this Agreement.	A-59
9.3. Conditions to the Obligations of Luzerne under this Agreement.	A-60

ARTICLE X TERMINATION, AMENDMENT AND WAIVER	A-61
10.1. Termination.	A-61
10.2. Effect of Termination.	A-63
10.3. Amendment, Extension and Waiver.	A-64

ARTICLE XI MISCELLANEOUS	A-64
11.1. Confidentiality.	A-64
11.2. Public Announcements.	A-64
11.3. Survival.	A-64
11.4. Expenses.	A-64
11.5. Notices.	A-65
11.6. Parties in Interest.	A-65
11.7. Complete Agreement.	A-65
11.8. Counterparts.	A-66
11.9. Severability.	A-66
11.10. Governing Law.	A-66
11.11. Interpretation.	A-66
11.12. Specific Performance; Jurisdiction.	A-66

Exhibit A Form of Luzerne Affiliate Letter
Exhibit B Form of Penns Woods Affiliate Letter

A-iii

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 18, 2012, is made between Penns Woods Bancorp, Inc., a Pennsylvania corporation (“Penns Woods”), and Luzerne National Bank Corporation, a Pennsylvania corporation (“Luzerne”). Certain capitalized terms have the meanings given to them in Article I.

RECITALS

1. The Board of Directors of each of Penns Woods and Luzerne (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies, shareholders and other constituencies and (ii) has approved this Agreement; and

2. In accordance with the terms of this Agreement, Luzerne will merge with and into Penns Woods (the “Merger”); and

3. At or prior to the execution and delivery of this Agreement, each of the directors and the Chairman, Vice Chairman and President of Luzerne has executed a letter agreement in favor of Penns Woods, in the form attached hereto as Exhibit A, dated as of the date hereof (the “Luzerne Affiliate Letter”), pursuant to which each such director or officer has agreed, among other things, to vote all shares of Luzerne Common Stock owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby; and

4. At or prior to the execution and delivery of this Agreement, each of the directors and officers of Penns Woods, has executed a letter agreement in favor of Luzerne, in the form attached hereto as Exhibit B, dated as of the date hereof (the “Penns Woods Affiliate Letter”), pursuant to which each such director or officer has agreed, among other things, to vote all shares of Penns Woods Common Stock owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby; and

5. The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code; and

6. The parties desire to make certain representations, warranties and agreements in connection with the business combination and related transactions described in this Agreement and to prescribe certain conditions thereto.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1.     Certain Definitions.

As used in this Agreement, the following capitalized terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement). Accounting terms used in this Agreement without definition shall have the meanings given to such terms in accordance with GAAP.

“Accommodation Stock Conversion Number” shall have the meaning set forth in Section 3.2(f).

“Affiliate” means any Person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, together with the Exhibits, the Luzerne Disclosure Schedule and the Penns Woods Disclosure Schedule, and any amendments hereto.

“All Cash Election” shall have the meaning set forth in Section 3.2(b)(ii).

“All Stock Election” shall have the meaning set forth in Section 3.2(b)(i).

“Anticipated Stock Conversion Number” shall have the meaning set forth in Section 3.2(f).

“Articles of Merger” shall mean the articles of merger to be executed by Penns Woods and Luzerne and filed with the PDS in accordance with the laws of the Commonwealth of Pennsylvania.

“Bank Regulator” shall mean any federal or state banking regulator, including but not limited to the FRB, the FDIC and the PDB, that regulates JSS Bank or Luzerne Bank, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Cash Consideration” shall have the meaning set forth in Section 3.1(c).

“Cash Election Shares” shall have the meaning set forth in Section 3.2(g)(i).

“Cash Proration Factor” shall have the meaning set forth in Section 3.2(g)(ii)(B).

“CEO Designee” shall have the meaning set forth in Section 7.10(a).

“Certificate” shall mean certificates evidencing shares of Luzerne Common Stock.

“Claim” shall have the meaning set forth in Section 7.13(a).

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Common Stock Consideration” shall have the meaning set forth in Section 3.1(c).

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 11.1 of this Agreement.

“Determination Date” shall have the meaning set forth in Section 10.1(i).

“Dissenter Shares” shall have the meaning set forth in Section 3.1(c).

“Effective Time” shall have the meaning set forth in Section 2.2(a).

“Election Date” shall have the meaning set forth in Section 3.2(c).

“Election Deadline” shall have the meaning set forth in Section 3.2(c).

“Election Form” shall have the meaning set forth in Section 3.2(c).

“Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any applicable Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended; the Resource Conservation and Recovery Act, as amended; the Clean Air Act, as amended; the Federal Water Pollution Control Act, as amended; the Toxic Substances Control Act, as amended; the Emergency Planning and Community Right to Know Act, the Safe Drinking Water Act; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall have the meaning set forth in Section 4.12(c).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean a bank or trust company or other agent designated by Penns Woods, and reasonably acceptable to Luzerne, which shall act as agent for Penns Woods in connection with the exchange procedures for exchanging certificates for shares of Luzerne Common Stock for certificates for shares of Penns Woods Common Stock as provided in Article III.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a)(i).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c).

“FDIA” shall mean the Federal Deposit Insurance Act of 1950, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of Pittsburgh.

“Final Index Price” shall have the meaning set forth in Section 10.1(i).

“FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of Philadelphia.

“GAAP” shall mean the current accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Indemnified Parties” shall have the meaning set forth in Section 7.13(a).

“Index Group” shall have the meaning set forth in Section 10.1(i).

“Index Ratio” shall have the meaning set forth in Section 10.1(i).

“Initial Index Price” shall have the meaning set forth in Section 10.1(i).

“Initial Penns Woods Market Value” shall have the meaning set forth in Section 10.1(i).

“IRS” shall mean the United States Internal Revenue Service.

“Janney” shall have the meaning set forth in Section 4.14.

“JSS Bank” shall mean Jersey Shore State Bank, a Pennsylvania-chartered bank, with its principal offices located at 300 Main Street, Williamsport, Pennsylvania 17701, which is a wholly owned subsidiary of Penns Woods.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and includes any facts, matters or circumstances set forth in any written notice or other correspondence from any Bank Regulator or any other material written notice received by that Person. Use in this Agreement of “know,” “knows,” or “known” shall in each case mean having “Knowledge.”

“Letter of Transmittal” shall have the meaning set forth in Section 3.2(a)(ii).

“Liens” shall have the meaning set forth in Section 4.2(b).

“Luzerne” shall mean Luzerne National Bank Corporation, a Pennsylvania corporation, with its principal offices located at 118 Main Street, Luzerne, Pennsylvania 18709. References to Luzerne shall mean Luzerne on a consolidated basis unless the context clearly indicates otherwise.

“Luzerne Acquisition Proposal” shall have the meaning set forth in Section 6.8(a).

“Luzerne Acquisition Transaction” shall have the meaning set forth in Section 6.8(a).

“Luzerne Affiliate Letters” shall have the meaning set forth in the Recitals.

“Luzerne Bank” shall mean Luzerne Bank, a Pennsylvania-chartered bank, with its principal offices located at 118 Main Street, Luzerne, Pennsylvania 18709, which is a wholly owned subsidiary of Luzerne.

“Luzerne Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“Luzerne Common Stock” shall mean the common stock, par value $2.50 per share, of Luzerne.

“Luzerne Disclosure Schedule” shall mean a written disclosure schedule delivered by Luzerne to Penns Woods specifically referring to the appropriate section of this Agreement.

“Luzerne Financial Statements” shall mean (i) the audited consolidated financial statements of Luzerne as of December 31, 2011, and for the two years ended December 31, 2011, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Luzerne as of the end of each calendar quarter following December 31, 2011 and for the periods then ended, including the notes thereto.

“Luzerne Material Contracts” shall have the meaning set forth in Section 4.8(c).

“Luzerne Recommendation” shall have the meaning set forth in Section 8.1(a).

“Luzerne Regulatory Agreement” shall have the meaning set forth in Section 4.11(c).

“Luzerne Regulatory Reports” means the Call Reports of Luzerne Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2011, through the Closing Date, all reports filed with the PDB or FRB by Luzerne or Luzerne Bank from December 31, 2011 through the Closing Date.

“Luzerne Representative” shall have the meaning set forth in Section 6.8(a).

“Luzerne Shareholders’ Meeting” shall have the meaning set forth in Section 8.1(a).

“Luzerne Subsequent Determination” shall have the meaning set forth in Section 6.8(e).

“Luzerne Subsidiary” means any corporation, partnership, limited liability company or other entity of which more than 20% of the outstanding capital stock or partnership, membership or other equity interests is owned, either directly or indirectly, by Luzerne or Luzerne Bank, except any corporation, partnership, limited liability company, or other entity the stock, partnership, membership or other equity interests of which is held in the ordinary course of the lending activities of Luzerne Bank or on the basis of a “debt previously contracted.”

“Material Adverse Effect” shall mean, with respect to Penns Woods or Luzerne, respectively, any event, circumstance, change, occurrence or effect that (i) is material and adverse to the assets, financial condition, results of operations or business of Penns Woods and the Penns Woods Subsidiaries taken as a whole, or Luzerne and the Luzerne Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either Luzerne, on the one hand, or Penns Woods, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of the following on the assets, business, financial condition or results of operations of the parties and their respective subsidiaries: (a) changes in laws and regulations affecting banks or their holding companies generally, or interpretations thereof by courts or Governmental Entities that do not have a materially disproportionate impact on such party; (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies that do not have a materially disproportionate impact on such party; (c) actions and omissions of a party hereto (or any of the Luzerne Subsidiaries or Penns Woods Subsidiaries, as applicable) taken with the prior written consent of the other party in furtherance of the transactions contemplated hereby; (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement, including reasonable expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement; (e) changes in national political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States that do not have a materially disproportionate impact on such party; (f) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war or otherwise, that do not have a materially disproportionate adverse effect on such party; (g) any failure, in and of itself, by such party to meet any internal projections, forecasts or revenue or earnings predictions (it being understood that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect or unless such facts are otherwise an exception set forth herein); (h) changes in the banking industry that do not have a materially disproportionate impact on such party; or (i) any action taken in compliance with or in furtherance of any resolution or agreement with or at the direction of a Bank Regulator or in accordance or compliance with a Regulatory Agreement and the direct or indirect costs, consequences, or effects thereof.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Maximum Amount” shall have the meaning set forth in Section 7.13(c).

“Merger” shall have the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 3.1(c).

“Mixed Election” shall have the meaning set forth in Section 3.2(b)(iii).

“Monocacy” shall have the meaning set forth in Section 5.13.

“Nasdaq” shall mean The NASDAQ Stock Market, LLC.

“New Certificates” shall have the meaning set forth in Section 3.2(a)(i).

“Non-Election Proration Factor” shall have the meaning set forth in Section 3.2(g)(ii)(A).

“Non-Election Shares” shall have the meaning set forth in Section 3.2(b)(iv).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.8(e).

“OFAC” means the Office of Foreign Assets Control within the U.S. Department of the Treasury.

“Other Real Estate Owned” shall mean any real estate acquired through foreclosure or by a deed in lieu of foreclosure, or any real estate classified as Other Real Estate Owned or Real Estate Owned.

“PBCL” shall mean the Pennsylvania Business Corporation Law of 1988, as amended.

“PDB” shall mean the Pennsylvania Department of Banking.

“PDS” shall mean the Pennsylvania Department of State.

“Penns Woods” shall mean Penns Woods Bancorp, Inc., a Pennsylvania corporation, with its principal executive offices located at 300 Main Street, Williamsport, Pennsylvania 17701. References to Penns Woods shall mean Penns Woods on a consolidated basis unless the context clearly indicates otherwise.

“Penns Woods Affiliate Letters” shall have the meaning set forth in the Recitals.

“Penns Woods Benefit Plan” shall have the meaning set forth in Section 5.11(a).

“Penns Woods Common Stock” shall mean the common stock, par value $8.33 share, of Penns Woods.

“Penns Woods Determination Date Market Value” shall have the meaning set forth in Section 10.1(i).

“Penns Woods Disclosure Schedule” shall mean a written disclosure schedule delivered by Penns Woods to Luzerne specifically referring to the appropriate section of this Agreement.

“Penns Woods Financial Statements” shall mean (i) the audited consolidated financial statements of Penns Woods as of December 31, 2011, and for the two years ended December 31, 2011, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Penns Woods as of the end of each calendar quarter following December 31, 2011 and for the periods then ended, including the notes thereto.

“Penns Woods Material Contracts” shall have the meaning set forth in Section 5.7(c).

“Penns Woods Owned Shares” shall have the meaning set forth in Section 3.1(b).

“Penns Woods Ratio” shall have the meaning set forth in Section 8.1(b).

“Penns Woods Recommendation” shall have the meaning set forth in Section 8.1(b).

“Penns Woods Regulatory Agreement” shall have the meaning set forth in Section 5.10(c).

“Penns Woods Regulatory Reports” means the Call Reports of JSS Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2011, through the Closing Date, all reports filed with the PDB or FRB by Penns Woods or JSS Bank from December 31, 2011 through the Closing Date.

“Penns Woods Shareholders’ Meeting” shall have the meaning set forth in Section 8.1(b).

“Penns Woods Subsidiary” means any corporation, partnership, limited liability company or other entity of which more than 20% of the outstanding capital stock or partnership, membership or other equity interests is owned, either directly or indirectly, by Penns Woods or JSS Bank, except any corporation, partnership, limited liability company, or other entity the stock, partnership, membership, or other equity interests of which is held in the ordinary course of the lending activities of JSS Bank or on the basis of a “debt previously contracted.”

“Penns Woods Termination Fee” shall have the meaning set forth in Section 10.2(c).

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, company, trust, “group” (as that term is defined under the Exchange Act), or any other legal entity.

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2(a).

“Registration Statement” shall mean the Registration Statement on Form S-4, or other applicable form, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Penns Woods Common Stock to be offered to holders of Luzerne Common Stock in connection with the Merger.

“Regulatory Approvals” shall mean the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, and the related transactions contemplated by this Agreement.

“Representative” shall have the meaning set forth in Section 3.2(d).

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate a Person to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shortfall Number” shall have the meaning set forth in Section 3.2(g)(ii).

“Starting Date” shall have the meaning set forth in Section 10.1(i).

“Stock Election Number” shall have the meaning set forth in Section 3.2(f).

“Stock Election Shares” means shares of Luzerne Common Stock that the holders thereof have elected to convert into the Common Stock Consideration.

“Stock Proration Factor” shall have the meaning set forth in Section 3.2(g)(i).

“Superior Proposal” shall have the meaning set forth in Section 6.8(b).

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Termination Date” shall mean July 31, 2013.

“Treasury Stock” shall have the meaning set forth in Section 3.1(b).

“Troubled Debt Restructurings” shall mean loans that are “troubled debt restructurings” as defined in Accounting Standards Codification Topic 310.

“Voting Debt” shall have the meaning set forth in Section 4.2(a).

Other terms used herein are defined in the Preamble, Recitals and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1.    Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) Luzerne shall merge with and into Penns Woods, with Penns Woods as the resulting or surviving corporation; and (b) the separate existence of Luzerne shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Luzerne shall be vested in and assumed by Penns Woods in accordance with the applicable laws of the Commonwealth of Pennsylvania. As part of the Merger, each share of Luzerne Common Stock (other than Treasury Stock) will be converted into the right to receive Merger Consideration pursuant to the terms of Article III.

2.2.    Effective Time; Closing.

(a) Closing. The closing (the “Closing”) shall occur no later than the close of business on the fifth business day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions), or such other date that may be agreed to in writing by the parties. The Merger shall be effected by the filing of Articles of Merger with the PDS with a stated effective time of the day of the Closing (the “Closing Date”) in accordance with the PBCL. The “Effective Time” shall mean the time specified in the Articles of Merger for the effectiveness of the Merger or, if no such time is specified, the time of filing the Articles of Merger.

(b) Time and Place of Closing. Subject to the provisions of Article IX and Section 2.2(c) hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Stevens & Lee, 111 North Sixth Street, Reading, Pennsylvania 19601, at 10:00 a.m., or at such other place or time upon which Penns Woods and Luzerne mutually agree.

(c) Deliveries at Closing. At or prior to the Closing, there shall be delivered to Penns Woods and Luzerne the opinions, certificates, and other documents and instruments required to be delivered pursuant to Article IX hereof. At or prior to the Closing, Penns Woods shall have delivered the Merger Consideration as set forth in Section 3.2 hereof.

2.3.    Articles of Incorporation and Bylaws.

The articles of incorporation and bylaws of Penns Woods as in effect immediately prior to the Effective Time shall remain in effect, until thereafter amended as provided therein and in accordance with applicable law. The articles of incorporation and the bylaws of Luzerne Bank and JSS Bank as in effect immediately prior to the Effective Time shall remain in effect, until thereafter amended as provided therein and in accordance with applicable law.

2.4.    Directors and Officers.

(a) Except as otherwise contemplated by Sections 2.4(g) and 7.10(b), the directors of Penns Woods immediately prior to the Effective Time shall be the directors of Penns Woods after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Penns Woods, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(b) The officers of Penns Woods immediately prior to the Effective Time shall be the officers of Penns Woods after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Penns Woods, until their respective successors are duly appointed.

(c) The directors of JSS Bank immediately prior to the Effective Time shall be the directors of JSS Bank after the Effective Time, each to hold office in accordance with the charter and the bylaws of JSS Bank, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(d) Effective as of the Effective Time, the directors of Luzerne Bank shall be (i) the chief executive officer of Penns Woods, (ii) the chief executive officer of Luzerne Bank and (iii) each of the other directors of Luzerne Bank immediately prior to the Effective Time, each of whom satisfies Penns Woods’ existing qualification criteria as described in its proxy statement filed with the SEC on March 21, 2012, and, each to hold office in accordance with the charter and the bylaws of Luzerne Bank, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(e) The officers of JSS Bank immediately prior to the Effective Time shall be the officers of JSS Bank after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of JSS Bank, until their respective successors are duly appointed.

(f) The officers of Luzerne Bank immediately prior to the Effective Time shall be the officers of Luzerne Bank after the Effective Time, each to hold office in accordance with the charters and bylaws of Luzerne Bank, until their respective successors are duly appointed, or their earlier death, resignation or removal.

(g) Upon completion of the Closing, Penns Woods shall cause the three individuals designated by Luzerne’s Board of Directors and agreed to by Penns Woods pursuant to Section 7.10(b) to be appointed to the board of directors of Penns Woods effective as of the Effective Time.

2.5.    Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the PBCL.

2.6.    Tax Consequences.

It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither Penns Woods, Luzerne nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. Penns Woods and Luzerne each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, at such time or times as may reasonably be requested by counsel, including at the time Penns Woods files such opinions with the SEC as part of the Registration Statement, at any time that Penns Woods exercises its right to change the method of effecting the business combination contemplated by this Agreement (as more fully described below) and at the Closing Date, to enable counsel to execute such legal opinions to be filed with the Registration Statement as required by the SEC or deliver the legal opinions contemplated by Section 9.1(e), which certificates shall be effective as of the date of such opinions. Penns Woods may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable (including by providing for the merger of Luzerne and a wholly owned subsidiary of Penns Woods); provided, however, that no such change shall (a) alter or change the amount or kind of consideration to be issued to holders of Luzerne Common Stock as Merger Consideration, (b) materially impede or delay consummation of the Merger (or such alternate form of business combination) or (c) adversely affect the federal income tax treatment of holders of Luzerne Common Stock in connection with the Merger (or such alternate form of business combination). In the event Penns Woods elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.1.    Merger Consideration; Effect on Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of Penns Woods, Luzerne or the holders of any of the shares of Luzerne Common Stock, the Merger shall be effected in accordance with the following terms:

(a) Each share of Penns Woods Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

(b) All shares of Luzerne Common Stock held in the treasury of Luzerne (“Treasury Stock”) and each share of Luzerne Common Stock owned by Penns Woods immediately prior to the Effective Time (if any) (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (“Penns Woods Owned Shares”) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

(c) Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of Luzerne Common Stock (excluding Treasury Stock, Penns Woods Owned Shares and shares of Luzerne Common Stock that are owned by Luzerne shareholders properly exercising their dissenters rights pursuant to Section 1572 of the PBCL (“Dissenter Shares”)) issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.2) into either the right to receive (i) $61.86 in cash without interest (the “Cash Consideration”) or (ii) 1.5534 shares (the “Exchange Ratio”) of Penns Woods Common Stock (the “Common Stock Consideration”) or a combination thereof. The Cash Consideration and the Common Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(d) After the Effective Time, shares of Luzerne Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall represent thereafter by operation of this section only the right to receive Merger Consideration as set forth in this Article and any Dissenter Shares shall thereafter represent only the right to receive applicable payments as set forth in Section 3.3.

(e) In the event Penns Woods changes the number of shares of Penns Woods Common Stock issued and outstanding between the date hereof and the Effective Time as a result of a stock split, stock dividend, extraordinary dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. In addition, in the event Penns Woods enters into an agreement pursuant to which shares of Penns Woods Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each holder of Luzerne Common Stock entitled to receive shares of Penns Woods Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount or obligations of such other corporation as such shareholder would be entitled to receive if the Effective Time had occurred immediately prior to the happening of such event. Furthermore, in any such event, the Cash Consideration shall also be proportionately adjusted.

(f) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Penns Woods Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Penns Woods Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Penns Woods. In lieu of the issuance of any such fractional share, Penns Woods shall pay to each former holder of Luzerne Common Stock who otherwise would be entitled to receive a fractional share of Penns Woods Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the closing sales price of a share of Penns Woods Common Stock reported on Nasdaq on the trading day immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of Luzerne Common Stock owned by a Luzerne shareholder shall be combined so as to calculate the maximum number of whole shares of Penns Woods Common Stock issuable to such Luzerne shareholder.

3.2.    Procedures for Exchange of Luzerne Common Stock.

(a) Exchange Procedures.

(i) Ten (10) days prior to the Effective Time, or as soon as practical prior to the Effective Time, Penns Woods shall (A) deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Luzerne Common Stock, an amount of cash necessary to make payments of cash in accordance with this Section 3.2 to be paid as part of the Merger Consideration (together with any dividends or distributions with a record date occurring on or after the Effective Time with respect thereto without any interest on any such cash, dividends or distributions and cash for fractional shares pursuant to Section 3.1(f)) and (B) provide the Exchange Agent with the irrevocable authorization to issue sufficient shares of Penns Woods Common Stock (“New Certificates”) (such cash and certificates for shares of Penns Woods Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(ii) As promptly as practicable after the Effective Time, but in any event within five (5) business days after the Effective Time, the Exchange Agent shall mail to each holder of a Certificate that has not previously submitted an Election Form, transmittal materials (the “Letter of Transmittal”) for use in exchanging their Certificates for New Certificates and/or cash. The Letter of Transmittal will contain instructions with respect to the surrender of the Certificates and the receipt of the Merger Consideration in exchange therefor. Upon the shareholder’s delivery to the Exchange Agent of Certificates owned by such shareholder representing shares of Luzerne Common Stock (or an indemnity affidavit reasonably satisfactory to Penns Woods and the Exchange Agent, if such certificates are lost, stolen or destroyed), and the duly completed Letter of Transmittal, the Exchange Agent shall cause New Certificates into which such shares of Luzerne Common Stock are converted at the Effective Time to be delivered to such shareholder and/or any check in respect of cash to be paid as part of the Merger Consideration (and in respect of any fractional share interests, dividends or distributions that such shareholder shall be entitled to receive). No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such shareholder shall be entitled to receive pursuant to this Article III.

(iii) No dividends or other distributions with respect to Penns Woods Common Stock with a record date occurring on or after the Effective Time shall be paid to the record holder of any unsurrendered Certificate representing shares of Luzerne Common Stock converted in the Merger into the right to receive shares of such Penns Woods Common Stock until the holder thereof receives New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.2(a). After becoming so entitled in accordance with this Section 3.2(a), the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Penns Woods Common Stock, and which such holder had the right to receive upon surrender of the Certificates.

(b) Exchange of Certificates. Each holder of a Certificate or Certificates (excluding Luzerne and Penns Woods) will have the following options in connection with the exchange of their Luzerne Common Stock in connection with the Merger:

(i) at the option of the holder, all of such holder’s Luzerne Common Stock deposited with the Exchange Agent shall be converted into and become the Common Stock Consideration (such election, the “All Stock Election”), provided that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.1(f); or

(ii) at the option of the holder, all of such holder’s Luzerne Common Stock deposited with the Exchange Agent shall be converted into and become the Cash Consideration (such election, the “All Cash Election”); or

(iii) at the option of the holder, such holder’s aggregate number of shares of Luzerne Common Stock deposited with the Exchange Agent shall be converted into and become any combination of the Common Stock Consideration and the Cash Consideration (such election, the “Mixed Election”); or

(iv) if no Election is made by the holder by the Election Deadline, all of such holder’s shares of Luzerne Common Stock shall be deemed to be “Non-Election Shares” and shall be convertible at the discretion of Penns Woods into either the Common Stock Consideration or the Cash Consideration, or a combination thereof, subject to the allocation and proration provisions in Sections 3.2(f) and (g).

(c) Procedures for Election. An election form and other appropriate transmittal materials in such form as Luzerne and Penns Woods shall mutually agree (the “Election Form”) shall be mailed to holders of a Certificate or Certificates concurrent with or immediately after the mailing of the Proxy/Prospectus. The “Election Deadline” shall be 5:00 p.m., New York City time, on the business day prior to the date of the Luzerne Shareholder Meeting or, if the Closing Date is more than five (5) business days following the Luzerne Shareholder Meeting, five (5) business days preceding the Closing Date, after which an Election may not be made.

(d) Perfection of the Election. An Election shall be considered to have been validly made by a holder of a Certificate or Certificates only if the Exchange Agent shall have received an Election Form properly completed and executed by such shareholder prior to the Election Deadline. Holders of record of shares of Luzerne Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Luzerne Common Stock held by that Representative for a particular beneficial owner.

(e) Revocation of Election. Any holder of a Certificate or Certificates may at any time prior to the Election Deadline revoke such holder’s Election and submit a new Election Form in accordance with the procedures in Section 3.2(b) by providing written notice that is received by the Exchange Agent by 5:00 p.m., New York City time, on the business day prior to the Election Deadline.

(f) Limitations on Common Stock Consideration. Notwithstanding any other provision contained in this Agreement, 90% of the total number of shares of Luzerne Common Stock outstanding at the Effective Time (excluding shares of Luzerne Common Stock to be cancelled as provided in Section 3.1(b)) (the “Anticipated Stock Conversion Number”) shall be converted into the Common Stock Consideration and the remaining outstanding shares of Luzerne Common Stock (excluding shares of Luzerne Common Stock to be canceled as provided in Section 3.1(b)) shall be converted into the Cash Consideration; provided, however, that if the number of shares of Luzerne Common Stock (excluding shares of Luzerne Common Stock to be cancelled as provided in Section 3.1(b)) with respect to which holders of a Certificate or Certificates have elected to receive the Common Stock Consideration (whether in All-Stock Elections or in Mixed Elections) (the “Stock Election Number”) exceeds the Anticipated Stock Conversion Number, then Penns Woods may, in its sole discretion, increase the number of such shares convertible into the Common Stock Consideration to a number not to exceed the Stock Election Number (the “Accommodation Stock Conversion Number”) and the remaining outstanding shares of Luzerne Common Stock (excluding shares of Luzerne Common Stock to be canceled as provided in Section 3.1(b)) shall be converted into the Cash Consideration.

(g) Allocation and Proration. To the extent necessary to satisfy the limitations in Section 3.2(f), within three (3) business days after the Election Deadline, Penns Woods shall cause the Exchange Agent to effect the allocation among holders of Luzerne Common Stock of rights to receive the Cash Consideration and the Common Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Anticipated Stock Conversion Number, then all shares with respect to which holders have made the Cash Election (“Cash Election Shares”) and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the number of shares of Penns Woods Common Stock equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Exchange Ratio by (3) a fraction the numerator of which is the Anticipated Stock Conversion Number and the denominator of which is the Stock Election Number (the “Stock Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Stock Proration Factor;

(ii) If the Stock Election Number is less than the Anticipated Stock Conversion Number (the amount by which the Anticipated Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Common Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the number of shares of Penns Woods Common Stock equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Exchange Ratio by (z) a fraction the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (the “Non-Election Proration Factor”) and (2) cash in an amount equal to the product obtained by multiplying (A) the number of Non-Election Shares held by such holder by (B) the Cash Consideration by (C) one minus the Non-Election Proration Factor; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Common Stock Consideration, and each holder of Cash Election Shares shall receive (1) the number of shares of Penns Woods Common Stock equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Stock Exchange Ratio by (z) a fraction the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares (the “Cash Proration Factor”) and (2) cash in an amount equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) the Cash Consideration by (C) one minus the Cash Proration Factor.

(iii) Notwithstanding the foregoing, the holders of one hundred (100) or fewer shares of Luzerne Common Stock of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their shares of Luzerne Common Stock converted into Penns Woods Common Stock.

(h) Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding Luzerne Common Stock shall have no rights, after the Effective Time, with respect to such Luzerne Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to Penns Woods Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2. After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive, without any interest thereon, any such dividends or other distributions with a record date after the Effective Time, which theretofore had become payable with respect to shares of Penns Woods Common Stock represented by such Certificate.

(i) Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying Letter of Transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the Letter of Transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(j) Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of Luzerne of Luzerne Common Stock that was issued and outstanding immediately prior to the Effective Time other than to settle transfers of Luzerne Common Stock that occurred prior to the Effective

Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

(k) Return of Exchange Fund. At any time following the twelve (12) month period after the Effective Time, Penns Woods shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund that had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Penns Woods (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Penns Woods nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to applicable abandoned property, escheat or other similar law.

(l) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Penns Woods, the posting by such person of a bond in such amount as Penns Woods may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(m) Withholding. Penns Woods or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Luzerne Common Stock such amounts as Penns Woods (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Penns Woods or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Luzerne Common Stock in respect of whom such deduction and withholding were made by Penns Woods or the Exchange Agent.

(n) No Liability. None of Penns Woods, Luzerne any of their respective Affiliates or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(o) Reservation of Shares. Penns Woods shall reserve for issuance a sufficient number of shares of Penns Woods Common Stock for the purpose of issuing shares of Penns Woods Common Stock to the Luzerne shareholders in accordance with this Article III.

3.3.    Dissenting Shareholders.

Any holder of shares of Luzerne Common Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Sections 1571 through 1580 the PBCL shall be entitled to receive from Penns Woods, in lieu of the Merger Consideration, the value of such shares as to which dissenters rights have been perfected in cash as determined pursuant to such provision of law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of such law, and surrendered to Penns Woods the Certificate or Certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Luzerne fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s Dissenter Shares, Penns Woods shall issue and deliver the consideration to which such holder of shares of Luzerne Common Stock is entitled under this Article III upon surrender by such holder of the Certificate or Certificates representing such shares of Luzerne Common Stock held by such holder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LUZERNE

Luzerne represents and warrants to Penns Woods that the statements contained in this Article IV are correct and complete as of the date of this Agreement, except as set forth in the Luzerne Disclosure Schedule delivered by Luzerne to Penns Woods on the date hereof. Luzerne has made a good faith effort to ensure that the disclosure on each schedule of the Luzerne Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Luzerne Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant. References to the Knowledge of Luzerne shall include the Knowledge of Luzerne Bank.

4.1.    Organization.

(a) Luzerne is a corporation duly organized and subsisting under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA. Luzerne has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(b) Luzerne Bank is a Pennsylvania-chartered bank duly organized and subsisting under the laws of the Commonwealth of Pennsylvania and is regulated by the PDB and the FRB. Luzerne Bank has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification. The deposits of Luzerne Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Luzerne Bank when due. Luzerne Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Luzerne Disclosure Schedule 4.1(c) sets forth each Luzerne Subsidiary, the state of organization of each Luzerne Subsidiary and the percentage of the outstanding equity securities or membership or other interests owned by Luzerne or Luzerne Bank. Each Luzerne Subsidiary is a corporation, limited liability company or other entity duly organized and subsisting under the laws of its jurisdiction of incorporation or organization. Each Luzerne Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(d) The respective minute books of Luzerne, Luzerne Bank and each other Luzerne Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e) Prior to the date of this Agreement, Luzerne has made available to Penns Woods true and correct copies of the articles of incorporation and bylaws of Luzerne and similar governing documents of Luzerne Bank and each other Luzerne Subsidiary, each as in effect on the date hereof.

4.2.    Capitalization.

(a) The authorized capital stock of Luzerne consists of 5,000,000 shares of common stock, $2.50 par value per share, and 1,000,000 shares of preferred stock, $2.50 par value per share. As of the date of this Agreement, there are (a) 678,884 shares of Luzerne Common Stock issued and outstanding, (b) 2,190 shares of Luzerne Common Stock held by Luzerne as Treasury Stock, and (c) no other shares of capital stock or other voting securities of Luzerne issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Luzerne Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Luzerne, nor any trust preferred or subordinated debt securities of Luzerne, are issued or outstanding. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Luzerne, or otherwise obligating Luzerne to issue, transfer, sell, purchase, redeem, or otherwise acquire, to register under the Securities Act and the rules and regulations of the SEC thereunder, or to pay a dividend on any such securities. Except for the Luzerne Affiliate Letters, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Luzerne Common Stock or other equity interests of Luzerne.

(b) Luzerne owns all of the capital stock of Luzerne Bank, free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind (collectively, “Liens”). Except for the Luzerne Subsidiaries, Luzerne does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Luzerne Subsidiaries, equity interests held by Luzerne Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Luzerne Subsidiaries, including stock in the FHLB. Except as set forth on Luzerne Disclosure Schedule 4.2(b), either Luzerne or Luzerne Bank owns all of the outstanding shares of capital stock or equity interests of each Luzerne Subsidiary free and clear of all Liens.

(c) To Luzerne’s Knowledge, except as set forth on Luzerne Disclosure Schedule 4.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Luzerne Common Stock.

(d) All contractual or other rights or obligations (including preemptive rights) of Luzerne or any Luzerne Subsidiary to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on Luzerne Disclosure Schedule 4.2(d).

4.3.    Authority; No Violation.

(a) Luzerne has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by Luzerne’s shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Luzerne and the consummation by Luzerne of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Luzerne, and no other corporate proceedings on the part of Luzerne, except for the approval of the Luzerne shareholders, is necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Luzerne and, subject to (i) approval by the shareholders of Luzerne, (ii) receipt of the Regulatory Approvals, and (iii) due and valid execution and delivery of this Agreement by Penns Woods, constitutes the valid and binding obligation of Luzerne, enforceable against Luzerne in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b) Subject to receipt of Regulatory Approvals, approval by the required vote of Luzerne’s shareholders and Luzerne’s and Penns Woods’ compliance with any conditions contained therein, (i) the execution and delivery of this Agreement by Luzerne, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by Luzerne with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Luzerne or similar governing document of any of the Luzerne Subsidiaries, including Luzerne Bank, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Luzerne or any Luzerne Subsidiary or any of their respective properties or assets, or (C) except as set forth in Luzerne Disclosure Schedule 4.3(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of Luzerne or any Luzerne Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Luzerne or any Luzerne Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (B) and (C), for any violations, conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

4.4.    Consents.

Except as set forth on Luzerne Disclosure Schedule 4.4 and except for the Regulatory Approvals, approval of the shareholders of Luzerne, and consents, approvals, filings and registrations from or with the SEC and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are, or will be, necessary, and no consents or approvals of any third parties are, or will be, necessary, in connection with (a) the execution and delivery of this Agreement by Luzerne and (b) the completion by Luzerne of the transactions contemplated hereby. As of the date of this Agreement, Luzerne (x) has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Luzerne or Luzerne Bank to complete the transactions contemplated by this Agreement and (y) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.5.    Financial Statements; Undisclosed Liabilities.

(a) Luzerne has previously made available, or will make available, to Penns Woods the Luzerne Regulatory Reports. The Luzerne Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present, or will fairly present, in all material respects the financial position, results of operations and changes in shareholders’ equity of Luzerne as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b) Luzerne has previously made available, or will make available, to Penns Woods the Luzerne Financial Statements. The Luzerne Financial Statements have been, or will be, prepared in accordance with GAAP, and (including the related notes where applicable) fairly present, or will fairly present, in each case in all material respects the consolidated financial position, results of operations and cash flows of Luzerne and the Luzerne Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(c) As of the date of each balance sheet included in the Luzerne Financial Statements, neither Luzerne nor Luzerne Bank, as applicable, has had, or will have, any material liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Luzerne Financial Statements or Luzerne Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(d) Except as set forth on Luzerne Disclosure Schedule 4.5(d), the records, systems, controls, data and information of Luzerne and the Luzerne Subsidiaries are recorded, stored, maintained and operated under means

(including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Luzerne or any Luzerne Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in this Section 4.5(d). Luzerne (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) to the extent required by applicable law, has implemented and maintains disclosure controls and procedures to ensure that material information relating to Luzerne, including its consolidated Luzerne Subsidiaries, is made known to the chief executive officer and the chief financial officer of Luzerne by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Luzerne’s outside auditors and the audit committee of Luzerne’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Luzerne’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Luzerne’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Luzerne’s auditors and audit committee and a copy has previously been made available to Penns Woods.

(e) Since December 31, 2011, (i) neither Luzerne nor any of the Luzerne Subsidiaries nor, to the Knowledge of Luzerne, any director, officer, employee, auditor, accountant or representative of Luzerne or any of the Luzerne Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Luzerne or any of the Luzerne Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Luzerne or any of the Luzerne Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Luzerne or any of the Luzerne Subsidiaries, whether or not employed by Luzerne or any of the Luzerne Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Luzerne or any of its officers, directors, employees or agents to the Board of Directors of Luzerne or any committee thereof or to any director or officer of Luzerne.

4.6.    Taxes.

Except as described in Luzerne Disclosure Schedule 4.6, Luzerne and the Luzerne Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Code. Luzerne has duly filed, and will file, all federal, state and local tax returns required to be filed by, or with respect to, Luzerne and every Luzerne Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Luzerne and any Luzerne Subsidiary by any taxing authority or pursuant to any tax sharing agreement on or prior to the Closing Date other than taxes or other charges that (a) are not delinquent, (b) are being contested in good faith, or (c) have not yet been fully determined. Except as set forth in Luzerne Disclosure Schedule 4.6, as of the date of this Agreement, Luzerne has received no written notice of, and to Luzerne’s Knowledge there is no, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Luzerne or any Luzerne Subsidiary, and no written claim has been made by any Governmental Entity in a jurisdiction where Luzerne or any Luzerne Subsidiary does not file tax returns that Luzerne or any Luzerne Subsidiary is subject to taxation in that jurisdiction. Luzerne and the Luzerne Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Luzerne and each Luzerne Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Luzerne and each Luzerne Subsidiary, to Luzerne’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Except as set forth in Luzerne Disclosure Schedule 4.6, neither Luzerne nor any Luzerne Subsidiary is a party to any tax sharing, tax indemnity, or tax allocation agreement or similar contract or understanding.

4.7.    No Material Adverse Effect.

Luzerne has not suffered any Material Adverse Effect since December 31, 2011, and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Luzerne.

4.8.    Material Contracts; Leases; Defaults.

(a) Except as set forth on Luzerne Disclosure Schedule 4.8(a), neither Luzerne nor any Luzerne Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Luzerne or any Luzerne Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Luzerne or any Luzerne Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Luzerne or any Luzerne Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Luzerne or any Luzerne Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money in excess of $50,000 whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Luzerne or any Luzerne Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates Luzerne or any Luzerne Subsidiary for the payment of more than $25,000 annually or for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the-shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Luzerne or any Luzerne Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b) Luzerne Disclosure Schedule 4.8(b) identifies each parcel of real estate owned, leased or subleased by Luzerne, Luzerne Bank or any Luzerne Subsidiary. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed in Luzerne Disclosure Schedule 4.8(b), identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither Luzerne nor any Luzerne Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.8(a) and 4.8(b) (collectively, the “Luzerne Material Contracts”) have been made available to Penns Woods on or before the date hereof, and are in full force and effect on the date hereof, and neither Luzerne nor any Luzerne Subsidiary (nor, to the Knowledge of Luzerne, any other party to any Luzerne Material Contract) has materially breached any provision of, or is in default in any respect under any term of, any Luzerne Material Contract. Except as listed on Luzerne Disclosure Schedule 4.8(c), no party to any Luzerne Material Contract will have the right to terminate any or all of the provisions of any such Luzerne Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Except as listed on Luzerne Disclosure Schedule 4.8(d), since December 31, 2011, through and including the date of this Agreement, neither Luzerne nor any Luzerne Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2011 (which amounts have been previously made available to Penns Woods), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Luzerne Disclosure Schedule 4.12, as in effect as of the date hereof), or paid any bonus other than the customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of Luzerne Common Stock, or any Right to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under any option or benefit plan, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Luzerne or any of the Luzerne Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of $10,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Luzerne or the Luzerne Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.9.    Ownership of Property; Insurance Coverage.

(a) Luzerne and each Luzerne Subsidiary has good and, as to real property and securities, marketable title to all material assets and properties owned, and as to securities held, by Luzerne or any Luzerne Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Luzerne Regulatory Reports and in the Luzerne Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material Liens, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Luzerne Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Luzerne Financial Statements. Such securities are valued on the books of Luzerne and each of the Luzerne Subsidiaries in accordance with GAAP. Luzerne and the Luzerne Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Luzerne and the Luzerne Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither Luzerne nor any Luzerne Subsidiary is in default in any material respect under any lease for any real or personal property to which either Luzerne or any Luzerne Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on Luzerne.

(b) With respect to all agreements pursuant to which Luzerne or any Luzerne Subsidiary has purchased securities subject to an agreement to resell, if any, Luzerne or such Luzerne Subsidiary, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. Luzerne and each of the Luzerne Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Luzerne and each such Luzerne Subsidiary believes are prudent and reasonable in the context of such businesses.

(c) Luzerne and each Luzerne Subsidiary currently maintain insurance considered by Luzerne to be reasonable for their respective operations in accordance with industry practice. Neither Luzerne nor any Luzerne Subsidiary, except as set forth in Luzerne Disclosure Schedule 4.9(c), has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. Except as set forth on Luzerne Disclosure Schedule 4.9(c), there are presently no material claims pending under such policies of insurance and no notices have been given by Luzerne or any Luzerne Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years Luzerne and each Luzerne Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Luzerne Disclosure Schedule 4.9(c) identifies all material policies of insurance maintained by Luzerne and each Luzerne Subsidiary as well as the other matters required to be disclosed under this Section 4.9(c).

4.10.    Legal Proceedings.

Except as set forth in Luzerne Disclosure Schedule 4.10, neither Luzerne nor any Luzerne Subsidiary is a party to any, and there are no pending or, to Luzerne’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any material nature (a) against Luzerne or any Luzerne Subsidiary, (b) to which Luzerne or any Luzerne Subsidiary’s material assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of Luzerne or Luzerne Bank to perform under this Agreement in any material respect.

4.11.    Compliance With Applicable Law.

(a) Each of Luzerne and each Luzerne Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Bank Secrecy Act, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Luzerne nor any Luzerne Subsidiary has received any written notice to the contrary except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Luzerne. The Board of Directors of Luzerne Bank has adopted, and Luzerne Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of Luzerne and each Luzerne Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Luzerne; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

(c) Other than those listed on Luzerne Disclosure Schedule 4.11(c), since January 1, 2010, neither Luzerne nor any Luzerne Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Luzerne or any Luzerne Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Luzerne or any Luzerne Subsidiary; (iii) requiring, or threatening to require, Luzerne or any Luzerne Subsidiary, or indicating that Luzerne or any Luzerne Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Luzerne or any Luzerne Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Luzerne or any Luzerne Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Luzerne Regulatory Agreement”). Copies of all Luzerne Regulatory Agreements, if any, and all related correspondence between or among Luzerne or any Luzerne Subsidiary and any Bank Regulator have heretofore been made available to Penns Woods. Neither Luzerne nor any Luzerne Subsidiary has consented to or entered into any Luzerne Regulatory Agreement that is currently in effect or that was in effect since January 1, 2010. The most recent regulatory rating given to Luzerne Bank as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

(d) Each of Luzerne and Luzerne Bank are “well capitalized” within the meaning of the regulations of the FRB and the FDIC, respectively, and neither Luzerne nor Luzerne Bank knows of any facts or circumstances that would reflect adversely on the financial and managerial standards to be applied by the FRB under the BHCA in determining whether to approve the Merger.

4.12.    Employee Benefit Plans.

(a) Luzerne Disclosure Schedule 4.12 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, loan arrangements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements (including vacation) under which any current or former employee, director or independent contractor of Luzerne or any Luzerne Subsidiary has any present or future right to benefits or under which Luzerne or any Luzerne Subsidiary has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Luzerne Benefit Plans.”

(b) With respect to each Luzerne Benefit Plan, Luzerne has made available to Penns Woods a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three plan years with respect to each Luzerne Benefit Plan which is required to file such annual return/report.

(c)(i) Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Luzerne Benefit Plan that is subject to ERISA and the Code has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Luzerne Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and to the Knowledge of Luzerne, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) to the Knowledge of Luzerne, no event has occurred and no condition exists that is reasonably likely to subject Luzerne or any Luzerne Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in Luzerne Disclosure Schedule 4.12, no Luzerne Benefit Plan provides, and Luzerne and the Luzerne Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; and (v) all contributions required to be made under the terms of any Luzerne Benefit Plan have been timely made or, if not yet due, have been properly reflected in Luzerne’s financial statements in accordance with GAAP.

(d) Except as set forth in Luzerne Disclosure Schedule 4.12, Luzerne and the Luzerne Subsidiaries do not maintain, and have not maintained within the last ten years, a defined benefit plan. None of the Luzerne Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of Luzerne, the Luzerne Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e) Except as set forth in Luzerne Disclosure Schedule 4.12, with respect to any Luzerne Benefit Plan, the assets of any trust under such Luzerne Benefit Plan, Luzerne Benefit Plan sponsor, Luzerne Benefit Plan fiduciary or Luzerne Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Luzerne, threatened and (ii) to the Knowledge of Luzerne, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(f) Except as set forth in Luzerne Disclosure Schedule 4.12, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of Luzerne or any Luzerne Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.

(g) Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Luzerne Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in good faith compliance with Section 409A of the Code. Except as set forth in Luzerne Disclosure Schedule 4.12, no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code. In addition, Luzerne Disclosure Schedule 4.12 sets forth the amounts of any deferred compensation payable to any employee or director of Luzerne.

(h) Luzerne has not communicated to any current or former employee thereof any intention or commitment to modify in any material respect any Luzerne Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

4.13.    Environmental Matters.

Except as may be set forth in Luzerne Disclosure Schedule 4.13, to the Knowledge of Luzerne, with respect to Luzerne and each Luzerne Subsidiary:

(a) Neither (i) the conduct nor operation of the business of Luzerne or any Luzerne Subsidiary nor (ii) any condition of any property currently or previously owned or operated by Luzerne or any Luzerne Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Luzerne or any Luzerne Subsidiary. No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Luzerne or any Luzerne Subsidiary by reason of any Environmental Laws. Neither Luzerne nor any Luzerne Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Luzerne or any Luzerne Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by Luzerne or any Luzerne Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Luzerne or any Luzerne Subsidiary;

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Luzerne’s Knowledge, threatened, before any court, Governmental Entity or other forum against Luzerne or any Luzerne Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Luzerne or any Luzerne Subsidiary; and

(c) There are no underground storage tanks on, in or under any properties owned or operated by Luzerne or any of the Luzerne Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Luzerne or any of the Luzerne Subsidiaries except in compliance with Environmental Laws in all material respects.

4.14.    Brokers, Finders and Financial Advisors.

Neither Luzerne nor any Luzerne Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Janney Montgomery Scott LLC (“Janney”) by Luzerne and the fee payable pursuant thereto.

4.15.    Loan Matters.

(a) The allowance for loan losses reflected in Luzerne’s audited consolidated balance sheet at December 31, 2011 was, and the allowance for loan losses shown on Luzerne’s balance sheets for periods ending after December 31, 2011 was, or will be, adequate, as of the date thereof, under GAAP.

(b) Luzerne Disclosure Schedule 4.15(b) sets forth a listing, as of September 30, 2012, by account, of: (i) all loans (including loan participations) of Luzerne Bank or any other Luzerne Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of Luzerne Bank or any other Luzerne Subsidiary which have been terminated by Luzerne Bank or any other Luzerne Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified Luzerne Bank or any other Luzerne Subsidiary during the past twelve months of, or has asserted against Luzerne Bank or any other Luzerne Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Luzerne Bank, each borrower, customer or other party which has given Luzerne Bank or any other Luzerne Subsidiary any oral notification of, or orally asserted to or against Luzerne Bank or any other Luzerne Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by Luzerne Bank or any Luzerne Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Except as set forth on Luzerne Disclosure Schedule 4.15(b), all loans of Luzerne Bank have been classified as of September 30, 2012 in accordance with the loan policies and procedures of Luzerne Bank.

(c) Except as set forth on Luzerne Disclosure Schedule 4.15(e), all loans receivable (including discounts) and accrued interest entered on the books of Luzerne and the Luzerne Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Luzerne’s or the appropriate Luzerne Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of Luzerne and the Luzerne Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Luzerne or the appropriate Luzerne Subsidiary free and clear of any Liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) Luzerne Disclosure Schedule 4.15(e) sets forth, as of September 30, 2012, a schedule of all executive officers and directors of Luzerne who have outstanding loans from Luzerne or Luzerne Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f) To the Knowledge of Luzerne, no shares of Luzerne Common Stock were purchased with the proceeds of a loan made by Luzerne or any Luzerne Subsidiary.

4.16.    Related Party Transactions.

Except as set forth in Luzerne Disclosure Schedule 4.16 and except for any intracompany transactions, neither Luzerne nor any Luzerne Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Luzerne or any Luzerne Subsidiary. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features. Except as set forth in Luzerne Disclosure Schedule 4.16, no loan or credit accommodation to any Affiliate of Luzerne or any Luzerne Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Luzerne nor any Luzerne Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Luzerne is inappropriate. Except as set forth in Luzerne Disclosure Schedule 4.16, no shareholder or Affiliate of Luzerne (other than Luzerne and the Luzerne Subsidiaries) owns any material property or asset used in the conduct of the business of Luzerne and the Luzerne Subsidiaries.

4.17.    Credit Card Accounts and Merchant Processing.

(a) Credit Card Accounts. Neither Luzerne nor any Luzerne Subsidiary originates, maintains or administers credit card accounts.

(b) Merchant Processing. Except as set forth on Luzerne Disclosure Schedule 4.17(b), neither Luzerne nor any Luzerne Subsidiary provides, or has provided, merchant credit card processing services to any merchants.

4.18.    Required Vote.

The affirmative vote of a majority of the votes cast at the Luzerne Shareholders’ Meeting by the holders of shares of Luzerne Common Stock is required to approve this Agreement and the Merger under Luzerne’s articles of incorporation and the PBCL; provided that this Agreement and the Merger were approved by the Luzerne Board of Directors, which approval was obtained prior to the execution of this Agreement by Penns Woods.

4.19.    Registration Obligations.

Neither Luzerne nor any Luzerne Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.20.    Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Luzerne’s own account, or for the account of one or more of the Luzerne Subsidiaries or their customers (all of which are set forth in Luzerne Disclosure Schedule 4.20), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Luzerne or any Luzerne Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Luzerne nor any Luzerne Subsidiary, nor to the Knowledge of Luzerne any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.21.    Fairness Opinion.

Luzerne has received a written opinion from Janney to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration is fair to Luzerne shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.22.    Trust Accounts.

Luzerne Bank and each Luzerne Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Except as set forth in Luzerne Disclosure Schedule 4.22, neither Luzerne Bank nor any other Luzerne Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

4.23.    Intellectual Property.

Luzerne and each Luzerne Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Luzerne’s or each of the Luzerne Subsidiaries’ business, and neither Luzerne nor any Luzerne Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Luzerne and each Luzerne Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Luzerne’s Knowledge, the conduct of the business of Luzerne and each Luzerne Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.24.    Labor Matters.

There are no labor or collective bargaining agreements to which Luzerne or any Luzerne Subsidiary is a party. To the Knowledge of Luzerne, there is no activity involving Luzerne or any Luzerne Subsidiary seeking to certify a collective bargaining unit involving any of their employees. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or threatened against Luzerne or any Luzerne Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Luzerne, threatened against Luzerne or any Luzerne Subsidiary (other than routine employee grievances that are not related to union employees). Luzerne and each Luzerne Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

4.25.    Luzerne Information Supplied.

None of the information supplied or to be supplied by Luzerne for inclusion or incorporation by reference in the Proxy Statement and/or in the Registration Statement, as applicable, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or in any amendment or supplement thereto will, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the shareholders of Luzerne or at the time Luzerne shareholders vote on the matters at the Luzerne Shareholders’ Meeting or at the time the Registration Statement or any such amendment or supplement thereto becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Luzerne in this Section 4.25 with respect to statements made or incorporated by reference therein based on information supplied by Penns Woods in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Registration Statement or such other applications, notifications or other documents. The Proxy Statement will comply as to form in all material respects with the applicable requirements of Form S-4 of the Securities Act. If at any time prior to the Effective Time any event should be discovered by Luzerne or any of the Luzerne Subsidiaries which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, Luzerne shall promptly so inform Penns Woods.

4.26.    Takeover Laws.

The adoption and approval by the board of directors of Luzerne of this Agreement, the Merger and the other transactions contemplated in this Agreement represent all the action necessary to render inapplicable to this Agreement, the Merger and such other transactions, the provisions of any potentially applicable anti-takeover, control share, fair price, moratorium, interested shareholder or similar Law, and, to the extent applicable, the provisions of Articles 6 and 15 of Luzerne Articles of Incorporation.

4.27.    Quality of Representations.

The representations made by Luzerne in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PENNS WOODS

Penns Woods represents and warrants to Luzerne that the statements contained in this Article V are correct and complete as of the date of this Agreement, except (i) as set forth in the Penns Woods Disclosure Schedules delivered by Penns Woods to Luzerne on the date hereof, (ii) disclosed in any report, schedule, form or other document filed with the SEC by Penns Woods prior to the date hereof and on or after the date on which Penns Woods filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature). Penns Woods has made a good faith effort to ensure that the disclosure on each schedule of the Penns Woods Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the Penns Woods Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant. References to the Knowledge of Penns Woods shall include the Knowledge of JSS Bank.

5.1.     Organization.

(a) Penns Woods is a corporation duly organized and subsisting under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA. Penns Woods has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(b) JSS Bank is a Pennsylvania-chartered bank duly organized and subsisting under the laws of the Commonwealth of Pennsylvania. JSS Bank has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification. The deposits of JSS Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. JSS Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c) Penns Woods Disclosure Schedule 5.1(c) sets forth each Penns Woods Subsidiary, the state of organization of each Penns Woods Subsidiary and the percentage of the outstanding equity securities,

membership or other interests of such Penns Woods Subsidiary owned by Penns Woods or JSS Bank. Each Penns Woods Subsidiary is a corporation, limited liability company or other entity duly organized and subsisting under the laws of its jurisdiction of incorporation or organization. Each Penns Woods Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(d) The respective minute books of Penns Woods and each Penns Woods Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e) Prior to the date of this Agreement, Penns Woods has made available to Luzerne true and correct copies of the articles of incorporation and bylaws of Penns Woods and similar governing documents of JSS Bank and each other Penns Woods Subsidiary, each as in effect on the date hereof.

5.2.     Capitalization.

(a) The authorized capital stock of Penns Woods consists of (a) 15,000,000 shares of Penns Woods Common Stock, of which, as of the date of this Agreement, 3,838,181 shares were issued and outstanding and (b) 3,000,000 shares of preferred stock, having such par value as the Board of Directors shall fix and determine (“Penns Woods Preferred Stock”), none of which were issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Penns Woods Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, there were no shares of Penns Woods Common Stock reserved for issuance upon exercise of options granted as employment inducement awards and under Penns Woods’ equity compensation plans (the “Penns Woods Options”). As of the date of this Agreement, except pursuant to (i) this Agreement and (ii) the Penns Woods Employee Stock Purchase Plan, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Penns Woods, or otherwise obligating Penns Woods to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. As of the date of this Agreement, there is no Voting Debt of Penns Woods, nor any trust preferred or subordinated debt securities of Penns Woods are issued or outstanding. The shares of Penns Woods Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights. Except for the Penns Woods Affiliate Letters, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with regard to the voting or transfer of the Penns Woods Common Stock or other equity interests of Penns Woods. Penns Woods has, or as of the Effective Time will have, sufficient authorized and unissued shares of Penns Woods Common Stock to issue the Merger Consideration at the Effective Time. Penns Woods Disclosure Schedule 5.2(a) sets forth the name of each holder and the number of outstanding options or other rights to purchase, and securities convertible or exchangeable into Penns Woods Common Stock or Penns Woods Preferred Stock, the number of shares each holder may acquire pursuant to the exercise of such options, the grant and vesting dates, and the exercise price relating to the options held.

(b) Penns Woods owns all of the capital stock of JSS Bank free and clear of any Lien. Except for the Penns Woods Subsidiaries, Penns Woods does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Penns Woods Subsidiaries, equity interests held by Penns Woods Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Penns Woods Subsidiaries, including stock in the FHLB. Either Penns Woods or JSS Bank owns all of the outstanding shares of capital stock or equity interests of each Penns Woods Subsidiary free and clear of all Liens.

(c) To Penns Woods’ Knowledge, except as set forth on Penns Woods Disclosure Schedule 5.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Penns Woods Common Stock.

(d) All contractual or other rights or obligations (including preemptive rights) of Penns Woods or any Penns Woods Subsidiary to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on Penns Woods Disclosure Schedule 5.2(d).

5.3.     Authority; No Violation.

(a) Penns Woods has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals and the approval of this Agreement by Penns Woods’ shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Penns Woods and the consummation by Penns Woods of the transactions contemplated hereby, including the Merger have been duly and validly approved by the Board of Directors of Penns Woods, and no other corporate proceedings on the part of Penns Woods, except for the approval of Penns Woods’ shareholders, are necessary to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Penns Woods and, subject to the receipt of the Regulatory Approvals and approval by the required vote of Penns Woods’ shareholders and due and valid execution and delivery of this Agreement by Luzerne, constitutes the valid and binding obligations of Penns Woods, enforceable against Penns Woods in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b) Subject to receipt of Regulatory Approvals, approval by the required vote of Penns Woods’ shareholders and Luzerne’s and Penns Woods’ compliance with any conditions contained therein, (i) the execution and delivery of this Agreement by Penns Woods, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by Penns Woods with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Penns Woods or any similar governing documents of any Penns Woods Subsidiary, including JSS Bank, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Penns Woods or any Penns Woods Subsidiary or any of their respective properties or assets, or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of Penns Woods or any Penns Woods Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (B) and (C), for any violations, conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

5.4.     Consents.

Except for the Regulatory Approvals, approval of the shareholders of Penns Woods, and consents, approvals, filings and registrations from or with the SEC and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are or will be necessary, and no consents or approvals of any third parties are or will be necessary, in connection with (a) the execution and delivery of this Agreement by Penns Woods and (b) the completion by Penns Woods of the transactions contemplated hereby. Penns Woods (x) has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Penns Woods or JSS Bank to complete the transactions contemplated by this Agreement and (y) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

5.5.     Financial Statements; Undisclosed Liabilities.

(a) Penns Woods has previously made available, or will make available, to Luzerne the Penns Woods Regulatory Reports. The Penns Woods Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present or will fairly present in all material respects the financial position, results of operations and changes in shareholders’ equity of Penns Woods as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b) Penns Woods has previously made available, or will make available, to Luzerne the Penns Woods Financial Statements. The Penns Woods Financial Statements have been or will be prepared in accordance with GAAP, and (including the related notes where applicable) fairly present, or will fairly present, in each case in all material respects the consolidated financial position, results of operations and cash flows of Penns Woods and the Penns Woods Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof (subject in the case of the unaudited interim statements to normal year-end adjustments), in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of any unaudited statements to normal recurring audit adjustments.

(c) At the date of each balance sheet included in the Penns Woods Financial Statements, neither Penns Woods nor JSS Bank has had or will have any material liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Penns Woods Financial Statements or Penns Woods Regulatory Reports or in the footnotes thereto that are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of any unaudited statements to normal, recurring audit adjustments and, in the case of Penns Woods Regulatory Reports, the absence of footnotes.

(d) The records, systems, controls, data and information of Penns Woods and the Penns Woods Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Penns Woods or any Penns Woods Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.5(d). Penns Woods (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) has implemented and maintains disclosure controls and procedures to ensure that material information relating to Penns Woods, including its consolidated Penns Woods Subsidiaries, is made known to the chief executive officer and the chief financial officer of Penns Woods by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Penns Woods’ outside auditors and the audit committee of Penns Woods’ Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Penns Woods’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Penns Woods’ internal controls over financial reporting. These disclosures (if any) were made in writing by management to Penns Woods’ auditors and audit committee and a copy has previously been made available to Luzerne.

(e) Since December 31, 2011, (i) neither Penns Woods nor any of the Penns Woods Subsidiaries nor, to the Knowledge of Penns Woods, any director, officer, employee, auditor, accountant or representative of Penns Woods or any Penns Woods Subsidiary has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Penns Woods or any Penns Woods Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Penns Woods or any Penns Woods Subsidiary has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Penns Woods or any Penns Woods Subsidiary, whether or not employed by Penns Woods or any Penns Woods Subsidiary, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Penns Woods or any of its officers, directors, employees or agents to the Board of Directors of Penns Woods or any committee thereof or to any director or officer of Penns Woods.

(f) Since December 31, 2011, (i) neither Penns Woods nor any of the Penns Woods Subsidiaries nor, to the Knowledge of Penns Woods, any director, officer, employee, auditor, accountant or representative of Penns Woods or any of the Penns Woods Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Penns Woods or any of the Penns Woods Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Penns Woods or any of the Penns Woods Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Penns Woods or any of the Penns Woods Subsidiaries, whether or not employed by Penns Woods or any of the Penns Woods Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Penns Woods or any of its officers, directors, employees or agents to the Board of Directors of Penns Woods or any committee thereof or to any director or officer of Penns Woods.

5.6.     No Material Adverse Effect.

Penns Woods has not suffered any Material Adverse Effect since December 31, 2011, and no event has occurred or circumstance arisen since that date that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Penns Woods.

5.7.     Material Contracts; Leases; Defaults.

(a) Except as set forth in Penns Woods Disclosure Schedule 5.7(a), neither Penns Woods nor any Penns Woods Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Penns Woods or any Penns Woods Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Penns Woods or any Penns Woods Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Penns Woods or any Penns Woods Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Penns Woods or any Penns Woods Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money in excess of $250,000 whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Penns Woods or any Penns Woods Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates Penns Woods or any Penns Woods Subsidiary for the payment of more than $150,000 annually or for the payment of more than $750,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the- shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Penns Woods or any Penns Woods Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b) Penns Woods Disclosure Schedule 5.7(b) identifies each parcel of real estate owned, leased or subleased by Penns Woods, JSS Bank or any Penns Woods Subsidiary. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither Penns Woods nor any Penns Woods Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 5.7(a) and 5.7(b) (collectively, the “Penns Woods Material Contracts”) have been made available to Luzerne on or before the date hereof, and are in full force and effect on the date hereof, and neither Penns Woods nor any Penns Woods Subsidiary (nor, to the Knowledge of Penns Woods, any other party to any Penns Woods Material Contract) has materially breached any provision of, or is in default in any respect under any term of, any Penns Woods Material Contract. Except as listed on Penns Woods Disclosure Schedule 5.7(c), no party to any Penns Woods Material Contract will have the right to terminate any or all of the provisions of any such Penns Woods Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Since December 31, 2011, through and including the date of this Agreement, neither Penns Woods nor any Penns Woods Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2011 (which amounts have been previously made available to Luzerne), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Penns Woods Disclosure Schedule 5.11, as in effect as of the date hereof), or paid any bonus other than the customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of Penns Woods Common Stock, or any Right to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under any option or benefit plan and set forth on Penns Woods Disclosure Schedule 5.2(a), (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Penns Woods or any of the Penns Woods Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of $100,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Penns Woods or the Penns Woods Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

5.8.     Ownership of Property; Insurance Coverage.

(a) Penns Woods and each Penns Woods Subsidiary has good and, as to real property and securities, marketable title to all material assets and properties owned, and as to securities held, by Penns Woods or any Penns Woods Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Penns Woods Regulatory Reports and in the Penns Woods Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material Liens, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Penns Woods Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Penns Woods Financial Statements. Such securities are valued on the books of Penns Woods and each of the Penns Woods Subsidiaries in accordance with GAAP. Penns Woods and the Penns Woods Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Penns Woods and Penns Woods Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Neither Penns Woods nor any Penns Woods Subsidiary is in default in any material respect under any lease for any real or personal property to which either Penns Woods or any Penns Woods Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on Penns Woods.

(b) With respect to all agreements pursuant to which Penns Woods or any Penns Woods Subsidiary has purchased securities subject to an agreement to resell, if any, Penns Woods or such Penns Woods Subsidiary, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. Penns Woods and each of the Penns Woods Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Penns Woods and each such Penns Woods Subsidiary believes are prudent and reasonable in the context of such businesses.

(c) Penns Woods and each Penns Woods Subsidiary currently maintain insurance considered by Penns Woods to be reasonable for their respective operations in accordance with industry practice. Neither Penns Woods nor any Penns Woods Subsidiary, except as set forth in Penns Woods Disclosure Schedule 5.8(c), has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Penns Woods or any Penns Woods Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years Penns Woods and each Penns Woods Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Penns Woods Disclosure Schedule 5.8(c) identifies all material policies of insurance maintained by Penns Woods and each Penns Woods Subsidiary as well as the other matters required to be disclosed under this Section 5.8(c).

5.9.     Legal Proceedings.

(a) Except as set forth in Penns Woods Disclosure Schedule 5.9, neither Penns Woods nor any Penns Woods Subsidiary is a party to any, and there are no pending or, to the Knowledge of Penns Woods, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any material nature (a) against Penns Woods or any Penns Woods Subsidiary, (b) to which Penns Woods or any Penns Woods Subsidiary’s material assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of Penns Woods or JSS Bank to perform under this Agreement in any material respect.

5.10.     Compliance With Applicable Law.

(a) Each of Penns Woods and each Penns Woods Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Emergency Economic Stabilization Act of 2008, as amended, the Bank Secrecy Act, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Penns Woods nor any Penns Woods Subsidiary has received any written notice to the contrary except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Penns Woods. The Board of Directors of JSS Bank has adopted and JSS Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b) Each of Penns Woods and each Penns Woods Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Penns Woods; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

(c) Since January 1, 2010, neither Penns Woods nor any Penns Woods Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Penns Woods or any Penns Woods Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to Penns Woods or any Penns Woods Subsidiary; (iii) requiring or threatening to require Penns Woods or any Penns Woods Subsidiary, or indicating that Penns Woods or any Penns Woods Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator that is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Penns Woods or any Penns Woods Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) except as disclosed in Penns Woods Disclosure Schedule 5.10(c), directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Penns Woods or any Penns Woods Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Penns Woods Regulatory Agreement”). Copies of all Penns Woods Regulatory Agreements, if any, and all related correspondence between or among Penns Woods or any Penns Woods Subsidiary and any Bank Regulator have heretofore been made available to Luzerne. Neither Penns Woods nor any Penns Woods Subsidiary has consented to or entered into any Penns Woods Regulatory Agreement that is currently in effect or that was in effect since January 1, 2010. The most recent regulatory rating given to JSS Bank as to compliance with the CRA is satisfactory or better.

(d) Each of Penns Woods and JSS Bank are “well capitalized” within the meaning of the regulations of the FRB and the FDIC, respectively, and neither Penns Woods nor JSS knows of any facts or circumstances that would reflect adversely on the financial and managerial standards to be applied by the FRB under the BHCA in determining whether to approve the Merger.

5.11.     Employee Benefit Plans.

(a) Penns Woods Disclosure Schedule 5.11 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, loan arrangements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements (including vacation) under which any current or former employee, director or independent contractor of Penns Woods or any Penns Woods Subsidiary has any present or future right to benefits or under which Penns Woods or any Penns Woods Subsidiary has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Penns Woods Benefit Plans.”

(b) With respect to each Penns Woods Benefit Plan, Penns Woods has made available to Luzerne a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three plan years with respect to each Penns Woods Benefit Plan which is required to file such annual return/report.

(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Penns Woods Benefit Plan that is subject to the requirements of ERISA and the Code has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Penns Woods Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and, to the Knowledge of Penns Woods, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) to the Knowledge of Penns Woods, no event has occurred and no condition exists that is reasonably likely to subject Penns Woods or any Penns Woods Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate”, to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in Penns Woods Disclosure Schedule 5.11, no Penns Woods Benefit Plan provides, and Penns Woods and the Penns Woods Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; and (v) all contributions required to be made under the terms of any Penns Woods Benefit Plan have been timely made or, if not yet due, have been properly reflected in Penns Woods’ financial statements in accordance with GAAP.

(d) Penns Woods and the Penns Woods Subsidiaries currently maintain a defined benefit pension plan within the meaning of ERISA Section 3(2). None of the Penns Woods Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of Penns Woods, the Penns Woods Subsidiaries, or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e) No Penns Woods Benefit Plan that is subject to Section 436 of the Code has ban adjusted funding target attainment percentage (as such term is defined in Section 436 of the Code) that is less than, or presumed to be less than, eighty percent (80%). No Penns Woods Benefit Plan that is subject to Section 430 of the Code is considered at-risk (as such term is defined in Section 430 of the Code). No accumulated funding deficiency (as such term is defined in Section 412 of the Code) has been incurred with respect to any Penns Woods Benefit Plan subject to Section 412 of the Code, whether or not waived.

(f) Except as set forth in Penns Woods Disclosure Schedule 5.11, with respect to any Penns Woods Benefit Plan, the assets of any trust under such Penns Woods Benefit Plan, Penns Woods Benefit Plan sponsor,

Penns Woods Benefit Plan fiduciary or Penns Woods Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Penns Woods, threatened and (ii) to the Knowledge of Penns Woods, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(g) Except as set forth in Penns Woods Disclosure Schedule 5.11, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of Penns Woods or any Penns Woods Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.

(h) Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Penns Woods Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in good faith compliance with Section 409A of the Code. Except as set forth in Penns Woods Disclosure Schedule 5.11, no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code.

(i) Penns Woods has not communicated to any current or former employee thereof any intention or commitment to modify in any material respect any Penns Woods Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(j) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Penns Woods or any Penns Woods Subsidiary with respect to any ongoing, frozen, or terminated Penns Woods Benefit Plan.

(k) No notice of a reportable event within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has been waived, has been required to be filed for any Penns Woods Benefit Plan within the past twelve (12) months.

5.12.     Environmental Matters.

Except as may be set forth in Penns Woods Disclosure Schedule 5.12, to the Knowledge of Penns Woods, with respect to Penns Woods and each Penns Woods Subsidiary:

(a) Neither (i) the conduct nor operation of the business of Penns Woods or any Penns Woods Subsidiary nor (ii) any condition of any property currently or previously owned or operated by Penns Woods or any Penns Woods Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Penns Woods or any Penns Woods Subsidiary. No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Penns Woods or any Penns Woods Subsidiary by reason of any Environmental Laws. Neither Penns Woods nor any Penns Woods Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Penns Woods or any Penns Woods Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by Penns Woods or any Penns Woods Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Penns Woods or any Penns Woods Subsidiary;

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Penns Woods’ Knowledge, threatened, before any court, Governmental Entity or other forum against Penns Woods or any Penns Woods Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Penns Woods or any Penns Woods Subsidiary; and

(c) There are no underground storage tanks on, in or under any properties owned or operated by Penns Woods or any of the Penns Woods Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Penns Woods or any of the Penns Woods Subsidiaries except in compliance with Environmental Laws in all material respects.

5.13.     Brokers, Finders and Financial Advisors.

Neither Penns Woods nor any Penns Woods Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Monocacy Financial Advisors, LLC (“Monocacy”) and the fee payable pursuant thereto.

5.14.     Loan Matters.

(a) The allowance for loan losses reflected in Penns Woods’ audited consolidated balance sheet at December 31, 2011 was, and the allowance for loan losses shown on Penns Woods’ balance sheets for periods ending after December 31, 2011 was, or will be, adequate, as of the date thereof, under GAAP.

(b) Penns Woods Disclosure Schedule 5.14(b) sets forth a listing, as of September 30, 2012, by account, of: (i) all loans (including loan participations) of JSS Bank or any other Penns Woods Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of JSS Bank or any other Penns Woods Subsidiary which have been terminated by JSS Bank or any other Penns Woods Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified JSS Bank or any other Penns Woods Subsidiary during the past twelve months of, or has asserted against JSS Bank or any other Penns Woods Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of JSS Bank, each borrower, customer or other party which has given JSS Bank or any other Penns Woods Subsidiary any oral notification of, or orally asserted to or against JSS Bank or any other Penns Woods Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by JSS Bank or any Penns Woods Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Except as set forth on Penns Woods Disclosure Schedule 5.14(b), all loans of JSS Bank have been classified as of September 30, 2012 in accordance with the loan policies and procedures of JSS Bank.

(c) All loans receivable (including discounts) and accrued interest entered on the books of Penns Woods and the Penns Woods Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Penns Woods’ or the appropriate Penns Woods Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts and the accrued interest reflected on the books of Penns Woods and the Penns Woods Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Penns Woods or the appropriate Penns Woods Subsidiary free and clear of any Liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) Penns Woods Disclosure Schedule 5.14(e) sets forth, as of September 30, 2012, a schedule of all executive officers and directors of Penns Woods who have outstanding loans from Penns Woods or JSS Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f) To the Knowledge of Penns Woods, no shares of Penns Woods Common Stock were purchased with the proceeds of a loan made by Penns Woods or any Penns Woods Subsidiary.

5.15.     Related Party Transactions.

Except as set forth in Penns Woods Disclosure Schedule 5.15 and except for any intracompany transactions, neither Penns Woods nor any Penns Woods Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Penns Woods or any Penns Woods Subsidiary. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of Penns Woods or any Penns Woods Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Penns Woods nor any Penns Woods Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Penns Woods is inappropriate. No shareholder or Affiliate of Penns Woods (other than Penns Woods and the Penns Woods Subsidiaries) owns any material property or asset used in the conduct of the business of Penns Woods and the Penns Woods Subsidiaries.

5.16.     No Luzerne Capital Stock.

Neither Penns Woods nor any Penns Woods Subsidiary beneficially owns, directly or indirectly, any shares of Luzerne Common Stock, or any options, warrants or other rights to acquire any Luzerne Common Stock, except pursuant to the Merger as contemplated in this Agreement.

5.17.     SEC Reports.

Penns Woods has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2010 (the “Penns Woods SEC Reports”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Penns Woods SEC Reports complied as to form in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC thereunder, applicable to such Penns Woods SEC Reports. None of the Penns Woods SEC Reports, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Penns Woods Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. As of the date of this Agreement, no executive officer of Penns Woods has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

5.18.     Required Vote.

The affirmative vote of at least sixty-six and 2/3 percent (66-2/3%) of the outstanding shares of Penns Woods Common Stock at the Penns Woods Shareholders’ Meeting by the holders of shares of Penns Woods Common Stock is required to approve this Agreement and the Merger under Penns Woods’ articles of incorporation.

5.19.     Registration Obligations.

Except for the shares of Penns Woods Common Stock to be issued under Article III of this Agreement, neither Penns Woods nor any Penns Woods Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

5.20.     Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Penns Woods’ own account, or for the account of one or more of the Penns Woods Subsidiaries or their customers (all of which are set forth in Penns Woods Disclosure Schedule 5.20), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Penns Woods or any Penns Woods Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Penns Woods nor any Penns Woods Subsidiary, nor to the Knowledge of Penns Woods any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

5.21.     Fairness Opinion.

Penns Woods has received a written opinion from Monocacy to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration is fair to Penns Woods shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

5.22.     Trust Accounts.

JSS Bank and each Penns Woods Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulators. Neither JSS Bank nor any other Penns Woods Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

5.23.    Penns Woods Information Supplied.

The information relating to Penns Woods and any Penns Woods Subsidiary to be contained in the Proxy Statement and/or Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith (other than the information provided by Luzerne specifically for inclusion), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.24.    Quality of Representations.

The representations made by Penns Woods in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE VI

COVENANTS OF LUZERNE

6.1.    Conduct of Business.

(a) Affirmative Covenants. From the date of this Agreement to the Effective Time, except with the written consent of Penns Woods (which shall not be unreasonably withheld, conditioned or delayed), Luzerne will, and it will cause each Luzerne Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect its ability to perform its covenants and agreements under this Agreement. For the avoidance of doubt, nothing herein shall prevent Luzerne from declaring and paying a dividend on its issued and outstanding Luzerne Common Stock in an amount not to exceed the amount paid in the most recent quarter prior to the date hereof subject to Luzerne’s obligations pursuant to Section 6.13.

(b) Negative Covenants. Luzerne agrees that from the date of this Agreement to the Effective Time, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth in Luzerne Disclosure Schedule 6.1(b), (iii) consented to by Penns Woods in writing and, except with respect to paragraphs 1, 2, 4, 5, 7 and 8 of this Section 6.1(b), such consent not to be unreasonably withheld, conditioned or delayed (it being understood that Penns Woods shall be deemed to have consented if no written response is provided within two business days of delivery of a written request for consent), or (iv) required by any Bank Regulator, Luzerne will not, and it will cause each Luzerne Subsidiary not to:

(1) change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordance with its bylaws;

(2) change the number of authorized or issued shares of its capital stock, issue any shares of Luzerne capital stock, including any shares that are held as Treasury Stock as of the date of this Agreement, or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under any option or benefit plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that any Luzerne Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice;

(3) enter into, amend in any material respect or terminate any material contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business or as required by law;

(4) make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(5) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof or as agreed to by the parties and set forth on Luzerne Disclosure Schedule 4.8(a) and Luzerne Disclosure Schedule 4.12, (ii) pay increases in the ordinary course of business consistent with past practice to employees, (iii) quarterly production bonuses payable to commercial lenders in an amount not to exceed ten basis points of such lenders’ quarterly production consistent with past practices; (iv) quarterly production bonuses payable to retail lenders in an amount not to exceed three percent of the fees generated by such lenders during the quarter consistent with past practices; and (v) as required by statute, regulations or regulatory guidance. Neither Luzerne nor any Luzerne Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $100,000 except as set forth in Luzerne Disclosure Schedule 6.1(b)(5), provided that Luzerne or a Luzerne Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(6) except as otherwise expressly permitted under this Agreement or as set forth on Luzerne Disclosure Schedule 6.1(b)(6), enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(7) except as set forth on Luzerne Disclosure Schedule 6.1(b)(7), merge or consolidate Luzerne or any Luzerne Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of Luzerne or any Luzerne Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Luzerne, or any Luzerne Subsidiary, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender by any Luzerne Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(8) except as set forth on Luzerne Disclosure Schedule 6.1(b)(8), sell or otherwise dispose of the capital stock of Luzerne or any Luzerne Subsidiary or sell or otherwise dispose of any asset of Luzerne or of any Luzerne Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of Luzerne or of any Luzerne Subsidiary to a Lien (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers), unless such Lien is subject to a stay or appeal proceeding, other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(9) voluntarily take any action that would result in any of the representations and warranties of Luzerne or Luzerne Bank set forth in this Agreement becoming untrue in any material respect as of any date after the date hereof or any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law or any Bank Regulator;

(10) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating Luzerne or Luzerne Bank;

(11) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness with an annual value of $1,000,000 or greater to which Luzerne or any Luzerne Subsidiary is a party;

(12) purchase any securities, including equity or debt securities, except in accordance with past practice pursuant to its investment securities portfolio policies approved by the Luzerne Board of Directors and in effect on the date hereof; provided that any such individual purchase shall not exceed $1,000,000 with the aggregate of all purchases not exceeding $2,500,000;

(13) except as permitted under Section 6.1(b)(2), issue or sell any equity or debt securities of Luzerne or any Luzerne Subsidiary;

(14) make or acquire any loan or other credit facility commitment (including, without limitation, lines of credit and letters of credit) or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any loan, other credit facility commitment, or amend or modify in any material respect any loan, other credit facility commitment (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Luzerne), except (i) in accordance with past practice pursuant to policies approved by the Luzerne Board of Directors and in effect on the date hereof, (ii) with respect to each such loan or other commitment with a classification of less than “Satisfactory” or words of similar import, in accordance with its internal rating system, the aggregate borrowings from Luzerne Bank of such relationship does not exceed 75% of the “legal lending limit” (as such amount would be calculated pursuant to 12 U.S.C. Section 84 if Luzerne Bank were a national bank) of Luzerne Bank as of the date of such loan or other commitment, and (iii) with respect to each other such loan or other commitment, does not exceed the “legal lending limit” (as defined above) of Luzerne Bank as of the date of such loan or other commitment;

(15) except as set forth on the Luzerne Disclosure Schedule 6.1(b)(15), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(16) except as set forth on Luzerne Disclosure Schedule 6.1(b)(16), enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(17) except for the execution of this Agreement, and actions taken or that will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(18) enter into any new line of business;

(19) make any material change in policies in existence on the date of this Agreement with regard to (i) underwriting, the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, (ii) investments, (iii) asset/liability management, (iv) deposit pricing or gathering, or (v) other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(20) except for the execution of this Agreement, and the transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any Luzerne Employee Plan;

(21) except as set forth in Luzerne Disclosure Schedule 6.1(b)(21), make any capital expenditures in excess of $35,000 individually or $150,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(22) except as set forth in Luzerne Disclosure Schedule 6.1(b)(22), purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(23) undertake, renew, extend or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving (i) a payment by Luzerne or Luzerne Bank of more than $25,000 annually, (ii) containing any financial commitment extending beyond 24 months from the date hereof, or (iii) any Affiliate of Luzerne or Luzerne Bank; provided that the aggregate payments under clauses (i) and (ii) shall not exceed $50,000;

(24) except as set forth on Luzerne Disclosure Schedule 6.1(b)(24), pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $60,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, provided that Luzerne may not charge-off through settlement, compromise or discharge more than $100,000 of the outstanding principal balance of any loan that is 90 or more days contractually past due without first discussing the decision with Penns Woods;

(25) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

(26) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(27) issue any broadly distributed communication to employees (including general communications relating to benefits and compensation) relating to post-Closing employment, benefit or compensation information without the prior consent of Penns Woods (which shall not be unreasonably withheld, conditioned or delayed) or issue any broadly distributed communication of a general nature to customers regarding the merger without the prior approval of Penns Woods (which shall not be unreasonably withheld, conditioned or delayed), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(28) agree to do any of the foregoing.

6.2.    Financial and Other Statements.

(a) Promptly upon receipt thereof, Luzerne will furnish to Penns Woods copies of each annual, interim or special audit of the books of Luzerne and the Luzerne Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Luzerne by such auditors in connection with each annual, interim or special audit of the books of Luzerne and the Luzerne Subsidiaries made by such auditors.

(b) Luzerne will furnish to Penns Woods copies of all documents, statements and reports as it or any Luzerne Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby. Within a reasonable time after the end of each month, Luzerne will deliver to Penns Woods a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c) Luzerne will advise Penns Woods promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Luzerne or any of the Luzerne Subsidiaries.

(d) With reasonable promptness, Luzerne will furnish to Penns Woods such additional financial data that Luzerne possesses and as Penns Woods may reasonably request, including without limitation, detailed monthly financial statements, loan reports and Luzerne Regulatory Reports.

6.3.    Maintenance of Insurance.

Luzerne shall maintain, and cause each Luzerne Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

6.4.    Disclosure Supplements.

From time to time prior to the Effective Time, Luzerne will promptly supplement or amend the Luzerne Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Luzerne Disclosure Schedule or that is necessary to correct any information in such Luzerne Disclosure Schedule that has been rendered materially inaccurate thereby. No supplement or amendment to such Luzerne Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.5.    Consents and Approvals of Third Parties.

Luzerne shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.6.    Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, Luzerne agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to Luzerne.

6.7.    Failure to Fulfill Conditions.

In the event that Luzerne determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Penns Woods.

6.8.    No Other Bids and Related Matters.

(a) So long as this Agreement remains in effect, except as otherwise expressly permitted in this Agreement, Luzerne shall not, and shall cause each Luzerne Subsidiary and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, Affiliates and other agents (collectively, the “Luzerne Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to a Luzerne Acquisition Proposal; (ii) respond to any inquiry relating to a Luzerne Acquisition Proposal or a Luzerne Acquisition Transaction; (iii) recommend or endorse a Luzerne Acquisition Transaction; (iv) participate in any discussions or negotiations regarding any Luzerne Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Penns Woods) any information or data with respect to Luzerne or any Luzerne Subsidiary or otherwise relating to a Luzerne Acquisition Proposal; (v) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Luzerne is a party; or (vi) enter into any agreement, agreement in principle or letter of intent with respect to any Luzerne Acquisition Proposal or approve or resolve to approve any Luzerne Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to a Luzerne Acquisition Proposal. Any violation of the foregoing restrictions by Luzerne or any Luzerne Representative, whether or not such Luzerne Representative is so authorized and whether or not such Luzerne Representative is purporting to act on behalf of Luzerne or otherwise, shall be deemed to be a breach of this Agreement by Luzerne. Luzerne and each Luzerne Subsidiary shall, and shall cause each of the Luzerne Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Luzerne Acquisition Proposal. Luzerne shall notify Penns Woods immediately if any such discussions or negotiations are sought to be initiated with Luzerne by any Person other than Penns Woods or if any such requests for information, inquiries, proposals or communications are received from any Person other than Penns Woods.

For purposes of this Agreement, “Luzerne Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Penns Woods), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, a Luzerne Acquisition Transaction. For purposes of this Agreement, “Luzerne Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Luzerne or any Luzerne Subsidiary; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Luzerne or any Luzerne Subsidiary representing, in the aggregate, twenty-five percent (25%) or more of the assets of Luzerne and each Luzerne Subsidiary on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of Luzerne or any Luzerne Subsidiary; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of Luzerne or any Luzerne Subsidiary; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.8(a), Luzerne may take any of the actions described in clause (ii) or (iv) of Section 6.8(a) if but only if, (i) Luzerne has received a bona fide unsolicited written Luzerne Acquisition Proposal that did not result from a breach of this Section 6.8; (ii) the Luzerne Board of Directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Luzerne Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below); (iii) Luzerne has provided Penns Woods with at least one business day’s prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Luzerne or any of the Luzerne Subsidiaries or otherwise relating to a Luzerne Acquisition Proposal, Penns Woods receives from such Person a confidentiality agreement with terms no less favorable to Penns Woods than those contained in the Confidentiality Agreement. Luzerne shall promptly provide to Penns Woods any non-public information regarding Luzerne or any Luzerne Subsidiary provided to any other Person that was not previously provided to Penns Woods, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Luzerne Acquisition Transaction on terms that the Luzerne Board of Directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and financial advisor: (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Luzerne Common Stock or all, or substantially all, of the assets of Luzerne and the Luzerne Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Luzerne Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to Luzerne’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing and (B) is, in light of the other terms of such proposal, more favorable to Luzerne than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) Luzerne shall promptly (and in any event within twenty-four (24) hours) notify Penns Woods in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Luzerne or any Luzerne Representatives, in each case in connection with any Luzerne Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege, or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. Luzerne agrees that it shall keep Penns Woods informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Luzerne Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Penns Woods in connection with the transactions contemplated by this Agreement (including the Merger), the Luzerne Recommendation, or make any statement, filing or release, in connection with the Luzerne Shareholders Meeting or otherwise, inconsistent with the Luzerne Recommendation (it being understood that taking a neutral position or no position with respect to a Luzerne Acquisition Proposal shall be considered an adverse modification of the Luzerne Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any Luzerne Acquisition Proposal; or (iii) enter into (or cause Luzerne or any Luzerne Subsidiary to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Luzerne Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.8(b)) or (B) requiring Luzerne to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 6.8(d) above, prior to the date of Luzerne Shareholders Meeting, the Luzerne Board of Directors may approve or recommend to the shareholders of Luzerne a Superior Proposal and withdraw, qualify or modify the Luzerne Recommendation in connection therewith or take any of the other actions otherwise prohibited by Section 6.8(d) (a “Luzerne Subsequent Determination”) after the third (3rd) business day following the receipt by Penns Woods of a notice (the “Notice of Superior Proposal”) from Luzerne advising Penns Woods that the Luzerne Board of Directors has decided that a bona fide unsolicited written Luzerne Acquisition Proposal that it received (that did not result from a breach of this Section 6.8) constitutes a Superior Proposal (it being understood that Luzerne shall be required to deliver a new Notice of Superior Proposal in respect of any materially revised Superior Proposal from such third party or its affiliates that

Luzerne proposes to accept and the subsequent notice period shall be three (3) business days) if, but only if, (i) the Luzerne Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to Luzerne’s shareholders under applicable law and (ii) at the end of such three (3) business day period, after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Penns Woods since its receipt of such Notice of Superior Proposal (provided, however, that Penns Woods shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the Luzerne Board of Directors has again in good faith made the determination (A) in clause (i) of this Section 6.8(e) and (B) that such Luzerne Acquisition Proposal constitutes a Superior Proposal.

(f) Nothing contained in this Section 6.8 or elsewhere in this Agreement shall prohibit Luzerne from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, to the extent applicable, or (ii) making any disclosure to its shareholders if, in each case, the Board of Directors is advised in a written legal opinion of outside counsel to Luzerne that the failure to make such disclosure to Luzerne’s shareholders would result in a breach of their fiduciary duty under Pennsylvania law.

6.9.    Reserves and Merger-Related Costs.

Luzerne agrees to consult with Penns Woods with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). Penns Woods and Luzerne shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as Penns Woods shall reasonably request and which are not inconsistent with GAAP, provided that no such actions need be effected until immediately prior to the Effective Time.

6.10.    Board of Directors and Committee Meetings.

Luzerne and Luzerne Bank shall permit representatives of Penns Woods (no more than two) to attend any meeting of the Board of Directors of Luzerne and/or Luzerne Bank or the Executive and Loan Committees thereof as an observer, provided that neither Luzerne nor Luzerne Bank shall be required to permit the Penns Woods representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to Penns Woods’ participation.

6.11.    Affiliate Letters.

Luzerne shall deliver to Penns Woods, concurrently with the execution of this Agreement, the Luzerne Affiliate Letters.

6.12.    Proxy Solicitor.

If Penns Woods requests, Luzerne shall retain a proxy solicitor in connection with the solicitation of Luzerne shareholder approval of this Agreement.

6.13.    Luzerne Dividends.

From the date hereof until the Effective Time, Luzerne shall consult with Penns Woods regarding the record dates and the payment dates relating to any dividends in respect of Luzerne Common Stock, it being the intention of Luzerne and Penns Woods that holders of Luzerne Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Luzerne Common Stock and/or any Penns Woods Common Stock that any such holder receives in exchange therefor pursuant to the Merger.

ARTICLE VII

COVENANTS OF PENNS WOODS

7.1.    Conduct of Business.

(a) Affirmative Covenants. From the date of this Agreement to the Effective Time, except with the written consent of Luzerne (which shall not be unreasonably withheld, conditioned or delayed) Penns Woods will, and it will cause each Penns Woods Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants. Penns Woods agrees that, from the date of this Agreement to the Effective Time, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth in Penns Woods Disclosure Schedule 7.1(b), (iii) consented to by Luzerne in writing and such consent shall not be unreasonably withheld, conditioned or delayed (it being understood that Luzerne shall be deemed to have consented if no written response is provided within two business days of delivery of a written request for consent), or (iv) required by any Bank Regulator, Penns Woods will not, and it will cause each Penns Woods Subsidiary not to:

(1) amend its articles of incorporation or bylaws or similar governing documents of any of the Penns Woods Subsidiaries in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Luzerne Common Stock or that would materially impede Penns Woods’ ability to consummate the transactions contemplated by this Agreement;

(2) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article IX not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable law;

(3) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(4) agree to or make any commitment to, take, or adopt any resolutions of board of directors of Penns Woods in support of, any of the actions prohibited by this Section 7.1(b).

7.2.    Financial and Other Statements.

(a) Promptly upon receipt thereof, Penns Woods will furnish to Luzerne copies of each annual, interim or special audit of the books of Penns Woods and the Penns Woods Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Penns Woods by such auditors in connection with each annual, interim or special audit of the books of Penns Woods and the Penns Woods Subsidiaries made by such auditors.

(b) Penns Woods will furnish to Luzerne copies of all documents, statements and reports as it or any Penns Woods Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby. Within a reasonable time after the end of each month, Penns Woods will deliver to Luzerne a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c) Penns Woods will advise Luzerne promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Penns Woods or any of the Penns Woods Subsidiaries.

(d) With reasonable promptness, Penns Woods will furnish to Luzerne such additional financial data that Penns Woods possesses and as Luzerne may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

7.3.    Maintenance of Insurance.

Penns Woods shall maintain, and cause each Penns Woods Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

7.4.    Disclosure Supplements.

From time to time prior to the Effective Time, Penns Woods will promptly supplement or amend the Penns Woods Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Penns Woods Disclosure Schedule or that is necessary to correct any information in such Penns Woods Disclosure Schedule that has been rendered materially inaccurate thereby. No supplement or amendment to such Penns Woods Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5.    Consents and Approvals of Third Parties.

Penns Woods shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.6.    Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, Penns Woods agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to Penns Woods.

7.7.    Failure to Fulfill Conditions.

In the event that Penns Woods determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Luzerne.

7.8.    Affiliate Letters.

Penns Woods shall deliver to Luzerne, concurrently with the execution of this Agreement, the Penns Woods Affiliate Letters.

7.9.    Luzerne Bank Post-Closing Operation.

(a) From and after the Effective Time, Penns Woods shall, subject to Sections 7.9(b) and (c), take all reasonable action necessary to cause Luzerne Bank to be operated as a separate, wholly-owned subsidiary of Penns Woods under the name Luzerne Bank, consistent with Penns Woods’ overall business strategies and operating policies, as such strategies and policies may develop from time to time as further described on Schedule 7.9(a), and (ii) provide Luzerne Bank with commercially reasonable support necessary to do so.

(b) Penns Woods shall have the right to terminate its obligations under Section 7.9(a) if (i) Luzerne Bank fails to satisfy the performance metrics set forth on Schedule 7.9(b) for any two consecutive years beginning after January 1, 2015 or (ii) as a result of (x) applicable regulatory requirements, (y) safe and sound banking practices as communicated by a Bank Regulator, or (z) the exercise by Penns Woods’ directors of their fiduciary duties to Penns Woods based upon the advice of outside legal counsel.

(c) Notwithstanding anything herein to the contrary, any or all of the foregoing provisions in Section 7.9(a) may be terminated or waived with the consent of the Board of Directors of Luzerne Bank.

7.10.    Bank Board; Post-Closing Governance.

(a) Promptly following the Effective Time, Penns Woods shall cause (i) (A) the chief executive officer of Penns Woods, (B) the chief executive officer of Luzerne Bank, and (C) all other individuals serving as a director of Luzerne Bank immediately prior to the Effective Time to be elected or appointed as members of such Board of Directors, (ii) subject to satisfaction of all legal and governance requirements regarding service, the chief executive officer of Penns Woods to be elected and appointed to each committee of the Board of Directors of Luzerne Bank, and (iii) the chief executive officer of Penns Woods and Luzerne Bank to be entitled to the same indemnification and insurance coverage in connection with his role as a director of Luzerne Bank as other members of the Board of Directors of Luzerne Bank. Following the Effective Time, the chief executive officer of Penns Woods, in the event he is unable to attend or is otherwise absent from a meeting of the Board of Directors of Luzerne Bank or a committee thereof, shall designate one person to the Board of Directors of Luzerne Bank (the “CEO Designee”) to attend in his absence. The CEO Designee shall be entitled to participate fully in all meetings of the Board of Directors of Luzerne Bank or a committee thereof, but may not vote on matters presented to the Board of Directors or committee thereof. Following the Effective Time, Luzerne Bank shall notify the chief executive officer of Penns Woods, and, if applicable, the CEO Designee, of all regular and special meetings of the Board of Directors of Luzerne Bank and shall notify the chief executive officer of Penns Woods, and, if applicable, the CEO Designee, of all regular and special meetings of any committee of the Board of Directors of Luzerne Bank. Following the Effective Time, Luzerne Bank shall provide the chief executive officer of Penns Woods, and, if applicable, the CEO Designee, with copies of all notices, minutes, consents and other materials provided to all other directors of Luzerne Bank concurrently as such materials are provided to the other directors. For a period of three years following the Effective Time, future appointments to the Board of Directors of Luzerne Bank will be mutually agreed upon by the Board of Directors of Luzerne Bank and Penns Woods, subject to the right of Penns Woods, as sole shareholder of Luzerne Bank, to remove or replace any Luzerne Bank director in the event that such director breaches or fails to perform the duties of such director’s office in the sole discretion of Penns Woods. Each non-employee member of the Board of Directors of Luzerne Bank shall receive a per annum retainer and meeting fees equivalent to the amount of such directors’ fees such member received as an existing member of the Board of Directors of Luzerne Bank during 2012.

(b) On or prior to the Effective Time, Penns Woods shall take such actions as are necessary to cause three individuals designated by Luzerne’s Board of Directors who are not employees of Luzerne or the Luzerne Subsidiaries and who are agreed to by Penns Woods to be appointed to the Board of Directors of Penns Woods. One such person shall serve as a director in the class of directors whose term expires in 2013, one such person shall serve as a director in the class of directors whose term expires in 2014 and the other such person shall serve as a director in the class of directors whose term expires in 2015. Penns Woods shall nominate and recommend for election each such person designated pursuant to this Section 7.10(b) to serve on the Board of Directors of Penns Woods for one additional three year term.

7.11.    Proxy Solicitor.

If Luzerne requests, Penns Woods shall retain a proxy solicitor in connection with the solicitation of Penns Woods shareholder approval of this Agreement.

7.12.    Employee Matters.

(a) Commencing at the Effective Time and unless otherwise determined by the Board of Directors of Luzerne Bank, Penns Woods shall, and shall cause each of the Penns Woods Subsidiaries to, provide the employees of Luzerne and the Luzerne Subsidiaries who remain employed immediately after the Effective Time with (i) base compensation that is, in the aggregate, no less favorable to the base compensation provided by Luzerne and the Luzerne Subsidiaries on the date of this Agreement and (ii) employee benefits that are substantially comparable, in the aggregate, to the employee benefits (A) provided by Luzerne and the Luzerne Subsidiaries on the date of this Agreement or (B) provided to similarly situated employees of Penns Woods and the Penns Woods Subsidiaries.

(b) After the Closing Date, the Luzerne Benefit Plans may, at Penns Woods’ election and subject to the requirements of the Code and ERISA, continue to be maintained separately, consolidated, merged, frozen or terminated; provided, however, that after the Closing Date, Penns Woods shall amend the Luzerne 401(k) plan to freeze participation and contributions under such plan contemporaneously with the participation of all eligible Luzerne employees in the applicable Penns Woods 401(k) plan. Following such action, Penns Woods will continue to maintain the individual participant accounts under the Luzerne 401(k) plan until such time as the Luzerne 401(k) plan assets are merged with and into the applicable Penns Woods 401(k) plan in accordance with the requirements of Code Section 414(1).

(c) Employees of Luzerne or any Luzerne Subsidiary who become participants in a Penns Woods Benefit Plan shall, except with respect to any Penns Woods defined benefit pension plan, be given credit for service as an employee of Luzerne or Luzerne Bank or any predecessor thereto prior to the Effective Time for purposes of determining eligibility to participate in such plans, vesting purposes under such plans and benefit levels (but not benefit accrual) under such plans. Notwithstanding the foregoing, employees of Luzerne or any Luzerne Subsidiary who become eligible to participate in a Penns Woods defined benefit pension plan within the meaning of ERISA Section 3(2) shall be treated as new employees (without any credit for service prior to the Closing Date) for all purposes under any such defined benefit pension plan.

(d) This Agreement shall not be construed to limit the ability of Penns Woods or JSS Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any benefit plan or program) as it deems appropriate.

(e) In the event of any termination or consolidation of any Luzerne health plan with any Penns Woods health plan, Penns Woods shall make available to employees of Luzerne or any Luzerne Subsidiary and their dependents health coverage on the same basis as it provides such coverage to Penns Woods employees. Unless an employee of Luzerne or any Luzerne Subsidiary affirmatively terminates coverage under a Luzerne health plan prior to the time that such employee becomes eligible to participate in the Penns Woods health plan, no coverage of any of the employees of Luzerne or any Luzerne Subsidiary or their dependents shall terminate under any of the Luzerne health plans prior to the time such employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Penns Woods and their dependents. In the event of a termination or consolidation of any Luzerne health plan, terminated Luzerne and Luzerne Subsidiary employees and qualified beneficiaries will have the right to continuation coverage under group health plans of Penns Woods in accordance with COBRA and/or other applicable law. With respect to any employee of Luzerne or any Luzerne Subsidiary, any coverage limitation under the Penns Woods health plan due to any pre-existing condition shall be waived by the Penns Woods health plan to the degree that such condition was covered by the Luzerne health plan and such condition would otherwise have been covered by the Penns Woods health plan in the absence of such coverage limitation. Penns Woods shall cause the applicable Penns Woods Benefit Plan to recognize any medical or other health expense incurred by an employee of Luzerne or any Luzerne Subsidiary in the plan year that includes the Closing Date for purposes of determining any applicable deductible and annual out of pocket expense thereunder.

(f) In the event Penns Woods terminates the employment (other than for circumstances reasonably constituting cause) of any employees of Luzerne or Luzerne Bank (other than employees of Luzerne or Luzerne Bank who are subject to employment contracts), Penns Woods shall pay severance benefits to such employees as follows: (A) in the event employment is terminated on or prior to the date which is eighteen (18) months after the Closing Date, two (2) week’s salary for each year of service with Luzerne or Luzerne Bank, with a minimum of six (6) weeks and a maximum of twenty-six (26) weeks; (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Penns Woods or its successor; or (C) as otherwise agreed between Luzerne and Penns Woods.

(g) Penns Woods agrees to honor, or cause one of the Penns Woods Subsidiaries to honor, in accordance with their terms, all employment and change of control agreements listed on Luzerne Disclosure Schedule 4.8(a), subject to any limitations imposed under applicable law or by any Regulatory Authority; provided, however, that the foregoing shall not prevent Penns Woods or any of the Penns Woods Subsidiaries from amending or terminating any such agreement in accordance with its terms and applicable law.

(h) The provisions of this Section 7.12 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Luzerne or Penns Woods Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

7.13.    Directors and Officers Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, Penns Woods shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of Luzerne or Luzerne Bank (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Penns Woods, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Luzerne or a Luzerne Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by Luzerne under the PBCL and under Luzerne’s articles of incorporation and bylaws. Penns Woods shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by Luzerne under the PBCL and under Luzerne’s articles of incorporation and bylaws, upon receipt of an undertaking to repay such advance payments if such Indemnified Party shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this subsection upon learning of any Claim, shall notify Penns Woods (but the failure so to notify Penns Woods shall not relieve it from any liability that it may have under this subsection, except to the extent such failure materially prejudices Penns Woods) and shall deliver to Penns Woods the undertaking referred to in the previous sentence.

(b) In the event that either Penns Woods or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Penns Woods shall assume the obligations set forth in this Section 7.13.

(c) Penns Woods shall maintain, or shall cause Penns Woods to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Luzerne (provided, that Penns Woods may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Penns Woods be required to expend pursuant to this subsection more than 200% of the annual cost currently expended by Luzerne with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Penns Woods shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Luzerne agrees in order for Penns Woods to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

(d) The obligations of Penns Woods provided under this Section 7.13 are intended to be enforceable against Penns Woods directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Penns Woods.

7.14.    Stock Reserve.

Penns Woods agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

7.15.    Exchange Listing.

Penns Woods shall use its reasonable best efforts to list, prior to the Effective Time, on Nasdaq the shares of Penns Woods Common Stock to be issued as Merger Consideration pursuant to the Merger, and Penns Woods shall give all notices and make all filings with Nasdaq required in connection with the transactions contemplated herein.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1.    Shareholder Meetings.

(a) Luzerne will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Luzerne Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Luzerne’s reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of this Agreement to the Luzerne shareholders (the “Luzerne Recommendation”) and otherwise support the Merger.

(b) Penns Woods will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Penns Woods Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Penns Woods’ reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of this Agreement to the Penns Woods shareholders (the “Penns Woods Recommendation”) and otherwise support the Merger.

8.2.    Proxy Statement-Prospectus.

(a) For the purposes of (i) registering Penns Woods Common Stock to be offered to holders of Luzerne Common Stock in connection with the Merger with the SEC under the Securities Act and (ii) holding the

Luzerne Shareholders’ Meeting and the Penns Woods Shareholders’ Meeting, Penns Woods shall draft and prepare, and Luzerne shall cooperate in the preparation of, the Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Luzerne shareholders and the Penns Woods shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). Penns Woods shall file the Registration Statement, including the Proxy Statement-Prospectus, with the SEC. Each of Penns Woods and Luzerne shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of Luzerne and Penns Woods shall thereafter promptly mail the Proxy Statement-Prospectus to the Luzerne shareholders and the Penns Woods shareholders. Penns Woods shall also use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Luzerne shall furnish all information concerning Luzerne and the holders of Luzerne Common Stock as may be reasonably requested in connection with any such action.

(b) Luzerne shall provide Penns Woods with any information concerning itself that Penns Woods may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and Penns Woods shall notify Luzerne promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Luzerne promptly copies of all correspondence between Penns Woods or any of its representatives and the SEC. Penns Woods shall give Luzerne and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give Luzerne and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Penns Woods and Luzerne agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Luzerne Common Stock entitled to vote at the Luzerne Shareholders Meeting and to the holders of the Penns Woods Common Stock entitled to vote at the Penns Woods Shareholders Meeting at the earliest practicable time.

(c) Luzerne and Penns Woods shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Luzerne shall cooperate with Penns Woods in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Penns Woods shall file an amended Registration Statement with the SEC, and Luzerne shall mail an amended Proxy Statement-Prospectus to the Luzerne shareholders and Penns Woods shall mail an amended Proxy Statement-Prospectus to the Penns Woods shareholders. If requested by Penns Woods, Luzerne shall obtain a “comfort” letter from its independent registered public accounting firm, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding Luzerne, in form and substance that is customary in transactions such as the Merger.

8.3.    Regulatory Approvals.

Each of Luzerne and Penns Woods will cooperate with the other and use commercially reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties or Governmental Entities, necessary to consummate the transactions contemplated by this Agreement. Luzerne and Penns Woods will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Luzerne or Penns Woods to any Bank Regulator or Governmental Entity in connection with the Merger, and the other transactions contemplated by this Agreement. Luzerne shall have the right to review and approve in advance all characterizations of the information relating to Luzerne and any Luzerne Subsidiary which appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity. Penns Woods shall give Luzerne and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give Luzerne and its counsel the opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator. Penns Woods shall notify Luzerne promptly of the receipt of any comments of any Bank Regulator with respect to such filings.

8.4.    Current Information.

(a) During the period from the date of this Agreement to the Effective Time, each party will cause one or more of its representatives to confer with representatives of the other party and report the general status of its ongoing operations at such times as the other party may reasonably request. Each party will promptly notify the other party of any material change in the normal course of its business or in the operation of the properties of such party or the Penns Woods Subsidiaries or the Luzerne Subsidiaries, as applicable, and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving such party or any Penns Woods Subsidiary or Luzerne Subsidiary, as applicable. Without limiting the foregoing, senior officers of Penns Woods and Luzerne shall confer at the reasonable request of the other, and shall meet on a reasonably regular basis, to review the financial and operational affairs of Luzerne and the Luzerne Subsidiaries, in accordance with applicable law, and Luzerne shall give due consideration to Penns Woods’ input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Penns Woods nor any Penns Woods Subsidiary shall, under any circumstance, be permitted to exercise control of Luzerne or any Luzerne Subsidiary prior to the Effective Time. Provided, however, neither Penns Woods nor Luzerne shall be required to take any action that would provide access to or disclose information where such access or disclosure would, in such disclosing party’s reasonable judgment, violate or prejudice the rights, business interests, or confidences of any customer or other person or would result in the waiver by such disclosing party of the privilege protecting communications between such disclosing party and any of its legal counsel.

(b) Luzerne Bank shall provide JSS Bank, within a reasonable period of time after the end of each calendar month, a written list of Nonperforming Assets, its asset quality report and a written list of its investment security purchases during the calendar month then ended. On a monthly basis, Luzerne shall provide JSS Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan. To the extent requested by Penns Woods, Luzerne and Luzerne Bank shall each provide Penns Woods copies of minutes of meetings of the Board of Directors and the committees thereof.

(c) Each of Penns Woods and Luzerne shall promptly inform the other upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of such party or any Luzerne Subsidiary or Penns Woods Subsidiary, as applicable, under any labor or employment law.

8.5.    Access; Confidentiality.

(a) From the date of this Agreement through the Effective Time, Luzerne shall, and shall cause each Luzerne Subsidiary to, afford to Penns Woods and its authorized agents and representatives, complete access to its properties, assets, books and records and personnel, during normal business hours and after reasonable notice; and the officers of Luzerne and each Luzerne Subsidiary will furnish Penns Woods and its representatives with such financial and operating data and other information with respect to its businesses, properties, assets, books and records and personnel as Penns Woods or its representatives shall from time to time reasonably request.

(b) Penns Woods agrees to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of Luzerne and the Luzerne Subsidiaries.

(c) In addition, Luzerne shall permit employees of Penns Woods reasonable access to and participation in matters relating to problem loans, loan restructurings and loan workouts, investments, derivatives, and other asset/liability activities of Luzerne and any Luzerne Subsidiary, provided that nothing contained in this subparagraph shall be construed to grant Penns Woods or any Penns Woods employee any final decision-making authority with respect to such matters.

(d) Prior to the Effective Time, Penns Woods shall hold in confidence all confidential information of Luzerne on the terms and subject to the conditions of the Confidentiality Agreement in accordance with Section 11.1. If the transactions contemplated by this Agreement shall not be completed, Penns Woods will continue to comply with the terms of such Confidentiality Agreement.

ARTICLE IX

CLOSING CONDITIONS

9.1.    Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

(a) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Luzerne and by the requisite vote of the shareholders of Penns Woods.

(b) Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

(c) Regulatory Approvals. All Regulatory Approvals, and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of either Luzerne or Penns Woods, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Luzerne, Luzerne Bank, JSS Bank, and Penns Woods or materially impair the value of Luzerne or Luzerne Bank to Penns Woods or of Penns Woods and JSS Bank to Luzerne.

(d) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Penns Woods Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

(e) Tax Opinions. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Penns Woods shall have received an opinion of Stevens & Lee, P.C., and Luzerne shall have received an opinion of Ballard Spahr LLP, each reasonably acceptable in form and substance to Penns Woods and Luzerne, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the legal opinions described in this Section 9.1(e), the law firms may require and rely upon customary representations contained in certificates of officers of Penns Woods and Luzerne and their respective subsidiaries. The receipt of such legal opinions may not be waived by either party to this Agreement unless the Proxy Statement-Prospectus is re-circulated to the Luzerne shareholders and the Penns Woods Shareholders for solicitation of their approval of the consummation of the Merger without fulfillment of the condition described in this Section 9.1(e).

(f) Listing of Penns Woods Common Stock. The shares of Penns Woods Common Stock issuable pursuant to the Merger shall have been approved for listing on Nasdaq.

9.2.    Conditions to the Obligations of Penns Woods under this Agreement.

The obligations of Penns Woods under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a) Representations and Warranties. (i) Each of the representations and warranties of Luzerne (other than in Sections 4.1(a), 4.1(b), 4.1(c), 4.2, 4.3 and 4.7) set forth in this Agreement or in any certificate or agreement delivered by Luzerne pursuant to the provisions hereof shall be true and correct, in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Luzerne, (ii) each of the representations and warranties of Luzerne set forth in Section 4.2 shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all material respects as of that date), and (iii) each of the representations and warranties of Luzerne set forth in Sections 4.1(a), 4.1(b), 4.1(c), 4.3 and 4.7 shall be true and correct in all respects as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date). For purposes of this condition to Closing, no representation or warranty of Luzerne contained in Article IV shall be deemed untrue or incorrect, and Luzerne shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect on Luzerne.

(b) Agreements and Covenants. Luzerne shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c) Permits, Authorizations, Etc. Luzerne shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d) No Change Resulting in Material Adverse Effect. From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to Luzerne or any Luzerne Subsidiary.

(e) Appraisal Rights. Not more than 5% of the outstanding shares of the Luzerne Common Stock shall constitute Dissenter Shares.

(f) Officer’s Certificate. Luzerne shall have delivered to Penns Woods a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 9.2 have been satisfied.

9.3.    Conditions to the Obligations of Luzerne under this Agreement.

The obligations of Luzerne under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a) Representations and Warranties. (i) Each of the representations and warranties of Penns Woods (other than in Sections 5.1(a), 5.1(b), 5.1(c), 5.2, 5.3 and 5.6) set forth in this Agreement or in any certificate or agreement delivered by Penns Woods pursuant to the provisions hereof shall be true and correct, in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Penns Woods, (ii) each of the representations and warranties of Penns Woods set forth in Section 5.2 shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all material respects as of that date), and (iii) each of the representations and warranties of Penns Woods set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3 and 5.6 shall be true and correct in all respects as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date). For the purposes of this condition to Closing, no representation or warranty of Penns Woods contained in Article V shall be deemed untrue or incorrect, and Penns Woods shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect on Penns Woods.

(b) Agreements and Covenants. Penns Woods shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c) Permits, Authorizations, Etc. Penns Woods shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d) No Change Resulting in Material Adverse Effect. From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to Penns Woods or JSS Bank.

(e) Payment of Merger Consideration. Penns Woods shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Luzerne with a certificate evidencing such delivery.

(f) Officer’s Certificate. Penns Woods shall have delivered to Luzerne a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 9.3 have been satisfied.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1.    Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of Luzerne:

(a) at any time by the mutual written agreement of Penns Woods and Luzerne;

(b) by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(b) unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(a) (in the case of a breach of a representation or warranty by Luzerne) or Section 9.3(a) (in the case of a breach of a representation or warranty by Penns Woods);

(c) by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(c) unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(b) (in the case of a breach of covenant by Luzerne) or Section 9.3(b) (in the case of a breach of covenant by Penns Woods);

(d) by either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Penns Woods and Luzerne; provided, that no party may terminate this Agreement pursuant to this Section 10.1(d) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(e) by either party if (i) the shareholders of Luzerne fail to approve the transactions contemplated by this Agreement at a special meeting of Luzerne shareholders called for that purpose; or (ii) the shareholders of Penns Woods fail to approve the transactions contemplated by this Agreement at a special meeting of Penns Woods shareholders called for that purpose;

(f) by either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (A) has become nonappealable and (B) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(g) by the Board of Directors of Penns Woods if Luzerne has received a Superior Proposal, and in accordance with Section 6.8 of this Agreement, the Luzerne Board of Directions has entered into any letter of intent, agreement in principle or acquisition agreement with respect to the Superior Proposal, withdrawn its recommendation of this Agreement or failed to make such recommendation at any time a recommendation is required to be made under this Agreement or modified or qualified such recommendation in manner adverse to Penns Woods, or has otherwise made a determination to accept such Superior Proposal;

(h) by the Board of Directors of Luzerne if Luzerne has received a Superior Proposal, and in accordance with Section 6.8 of this Agreement, the Luzerne Board of Directors has made a determination to accept such Superior Proposal; or

(i) by Luzerne, if the Luzerne Board of Directors so determines by a majority vote of its members, at any time during the five (5) business day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) the Penns Woods Determination Date Market Value shall be less than the Initial Penns Woods Market Value multiplied by 0.85; and

(ii)(A) the quotient obtained by dividing the Penns Woods Determination Date Market Value by the Initial Penns Woods Market Value (such quotient being the “Penns Woods Ratio”) shall be less than (B) the quotient obtained by dividing Final Index Price the Initial Index Price (which amount shall be the “Index Ratio”) and subtracting 0.15 from the Index Ratio; subject, however, to the following: if Luzerne elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to Penns Woods and Penns Woods shall, for a period of five (5) business days after its receipt of such notice, have the option of increasing the consideration to be received by holders of Luzerne Common Stock, in the form of Penns Woods Common Stock, cash, or a combination of Penns Woods Common Stock and cash (the “Additional Consideration”), by adjusting the Exchange Ratio to an amount which, when multiplied by the Penns Woods Determination Date Market Value equals the lesser of (x) $49.48 or (y) the product of the Index Ratio and the Initial Penns Woods Market Value multiplied by the Exchange Ratio. If within such five (5) business day period, Penns Woods delivers written notice to Luzerne that it intends to proceed by paying the Additional Consideration, as contemplated by the preceding sentence, then no termination shall occur pursuant to this Section 10.1(i) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Merger Consideration shall have been so modified).

For purposes of this Section 10.1(i), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of (i) the date on which the last required approval of a Regulatory Authority is obtained with respect to the transactions contemplated by the Agreement without regard to any requisite waiting period (ii) the date of the Luzerne Shareholders’ Meeting.

“Final Index Price” means the closing price of the Nasdaq Bank Index as of the Determination Date.

“Index Group” means the Nasdaq Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price by the Initial Index Price.

“Initial Index Price” means the closing price of the Nasdaq Bank Index as of the Starting Date.

“Initial Penns Woods Market Value” means the closing price of Penns Woods Common Stock on the Starting Date, adjusted as indicated in the last sentence of this Section 10.1(i).

“Penns Woods Determination Date Market Value” shall be the average of the daily closing sales prices of a share of Penns Woods Common Stock as reported on Nasdaq for the twenty consecutive trading days immediately preceding the Determination Date.

“Penns Woods Ratio” means the quotient obtained by dividing Penns Woods Determination Date Market Value by the Initial Penns Woods Market Value.

“Starting Date” means the last trading day before the date of this Agreement.

If Penns Woods or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for Penns Woods Common Stock or the common stock of such company, as applicable, shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

10.2.    Effect of Termination.

(a) In the event of termination of this Agreement pursuant to any provision of Section 10.1, this Agreement shall forthwith become void and have no further force, except that the provisions of Sections 10.2, 11.1, 11.2, 11.4, 11.5, 11.7, 11.10, and 11.11 and the last sentence of Section 11.12, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

(b) If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(i) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(ii) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(iii) In the event that this Agreement is terminated by Penns Woods pursuant to Section 10.1(g) or by Luzerne pursuant to Section 10.1(h), Luzerne shall pay to Penns Woods the Penns Woods Termination Fee within five (5) business days after Penns Woods makes written demand therefor. Such payments shall be made by wire transfer of immediately available funds to an account designated by Penns Woods.

(c) For purposes of this Agreement, the “Penns Woods Termination Fee” shall mean $1,800,000.

(d) The right to receive payment of the Penns Woods Termination Fee under Section 10.2(b)(iii) constitutes the sole and exclusive remedy of either party against the other and their respective officers and directors with respect to a termination under that Section.

10.3.    Amendment, Extension and Waiver.

Subject to applicable law, and except as provided in this Agreement, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of Luzerne), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of Luzerne and Penns Woods, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or value or changes the form of consideration to be delivered to Luzerne’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI

MISCELLANEOUS

11.1.    Confidentiality.

Except as specifically set forth herein, Penns Woods and Luzerne mutually agree to be bound by the terms of the confidentiality agreement dated February 1, 2012 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

11.2.    Public Announcements.

Luzerne and Penns Woods shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither Luzerne nor Penns Woods shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

11.3.    Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time, including Section 2.4(a), Article III, Section 7.9, Section 7.10, Section 7.12, and Section 7.13.

11.4.    Expenses.

Except as otherwise provided in Section 10.2, and except for the cost of printing and mailing the Proxy Statement/Prospectus which shall be shared equally, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial advisors, accountants and legal counsel and, in the case of Penns Woods, the registration fee to be paid to the SEC in connection with the Registration Statement.

11.5.    Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery, mailed by United States prepaid registered or certified mail (return receipt requested), or by a nationally recognized overnight courier promising next business day delivery, addressed as follows:

If to Luzerne, to:	Robert C. Snyder President and Chief Executive Officer Luzerne National Bank Corporation 118 Main Street Luzerne, Pennsylvania 18709 Fax: (570) 331-4945
With required copies (which shall not constitute notice) to:	Justin P. Klein, Esq. Ballard Spahr LLP 1735 Market Street Philadelphia, Pennsylvania 19103 Fax: (215) 864-9166
If to Penns Woods, to:	Richard A. Grafmyre President and Chief Executive Officer Penns Woods Bancorp, Inc. 300 Main Street Williamsport, Pennsylvania 17701 Fax: (570) 320-2046
With required copies (which shall not constitute notice) to:	David W. Swartz, Esq. Stevens & Lee, P.C. 111 North Sixth Street Reading, Pennsylvania 19601 Fax: (610) 988-0815

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier and requesting next business day delivery.

11.6.    Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Article III and Section 7.13(d) and except as otherwise expressly provided by this Agreement, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.7.    Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 11.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement referred to in Section 11.1 hereof) between the parties, both written and oral, with respect to its subject matter.

11.8.    Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

11.9.    Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

11.10.    Governing Law.

This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to its laws or principles of conflicts of laws.

11.11.    Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 2.2(a)” would be part of “Section 2.2” and references to “Section 2.2” would also refer to material contained in the subsection described as “Section 2.2(a)”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.12.    Specific Performance; Jurisdiction.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the Middle District of Pennsylvania or in any state court in the Commonwealth of Pennsylvania, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Middle District of Pennsylvania or of any state court located in the Commonwealth of Pennsylvania in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other United States District Court for the Middle District of Pennsylvania or a state court located in the Commonwealth of Pennsylvania.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, Penns Woods and Luzerne have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

PENNS WOODS BANCORP, INC.

By:	/s/ Richard A. Grafmyre
Name: Richard A. Grafmyre
Title: President and Chief Executive Officer

LUZERNE NATIONAL BANK CORPORATION

By:	/s/ Robert C. Snyder
Name: Robert C. Snyder
Title: President and Chief Executive Officer

Schedule 7.9(a)

It is the understanding of the parties that the Board of Directors of Penns Woods, which will include the three directors of Luzerne pursuant to this Agreement, shall, following the Effective Date, discuss, develop and adopt operating policies and procedures for subsidiary banks owned by Penns Woods, including Luzerne Bank, based upon their particular circumstances. Such operating policies and procedures shall be designed to promote, for such time as any such bank is operating as a separate subsidiary of Penns Woods, a significant amount of operating autonomy to promote local performance, including an affiliate board model and name market branding, with an emphasis on growth and sales performance for each subsidiary bank with a goal of supporting growth that will inure to the benefit of shareholders of Penns Woods. In developing and approving such operating policies and procedures, the Board of Directors of Penns Woods will consider input from the board of directors of such subsidiary banks, including, but not limited to, matters such as budgeting, marketing and operating policies and procedures. Such operating policies and procedures may include performance metrics for subsidiary banks, such as Schedule 7.9(b) for Luzerne Bank. For purposes of clarification, it is the understanding of the parties that, prior to the adoption of such policies and procedures, Luzerne Bank will operate as a separate wholly-owned subsidiary of Penns Woods with a significant amount of autonomy from the Effective Time.

Such operating plans and procedures, in order to facilitate efficiencies and improve earnings, will include, among other things, areas of consolidation and centralization of certain support functions. Specific areas of consolidation and centralization will be driven by regulatory issues/challenges, accounting/finance standardization, requirements of public reporting company status, including those imposed by the Sarbanes-Oxley Act of 2002, and the need to create efficiencies while building economies of scale. Operating or other expenses associated with separate operating systems (loan, deposit, imaging, etc.), loan deposit products and the need for specialty skill sets could influence the consolidation or the timing of any consolidation or centralization of such functions.

Any such policies and procedures will be adopted and approved by the Board of Directors of Penns Woods.

Schedule 7.9(b)

The performance metrics of Luzerne Bank are intended to emphasize growth and sales performance. The following metrics will be compared annually against the average of the results for peer groups 3 and 4 contained in the Uniform Bank Performance Report, with an overall target of 100% of 125% of each such average:

ROA—125% of the average of peer groups 3 and 4, with a weighting of 25%

ROE—125% of the average of peer groups 3 and 4, with a weighting of 35%

Net Loss/Avg. Loans – 125% of the average of peer groups 3 and 4, with a weighting of 30%

Delinquency 90 plus nonaccrual – 125% of the average of peer groups 3 and 4, with a weighting of 10%

An illustration of these performance metrics for the last three completed years is presented below:

Category	Group 3 (%)	Group 4 (%)	Avg. (%)	125% of Avg. (%)	Luzerne Bank (%)	% of 125% of Avg. (%)	Weight (%)	Score (%)
2011
ROA	0.69	0.39	0.54	0.68	0.77	113	25	28
ROE	6.47	3.24	4.86	6.08	8.30	137	35	48
Net Loss/Avg. Loans	0.80	0.81	0.81	0.61	0.15	407	30	122
Delinquency 90 plus nonaccrual	2.78	2.92	2.85	2.14	0.58	369	10	37

Target 100%							Pass	235
2010
ROA	0.44	0.13	0.29	0.36	0.96	267	25	67
ROE	3.93	0.25	2.09	2.61	10.53	403	35	141
Net Loss/Avg. Loans	1.01	0.98	1.00	0.75	0.17	441	30	132
Delinquency 90 plus nonaccrual	3.24	3.30	3.27	2.45	0.25	980	10	98

Target 100%							Pass	438
2009
ROA	0.10	(0.01)	0.05	0.06	0.85	1417	25	354
ROE	0.32	(0.66)	(0.17)	(0.13)	9.15	7138	35	2498
Net Loss/Avg. Loans	1.12	0.99	1.06	0.80	0.04	2000	30	600
Delinquency 90 plus nonaccrual	3.18	2.97	3.08	2.31	0.20	1155	10	116

Target 100%							Pass	3568

ANNEX B

JANNEY MONTGOMERY SCOTT LLC

INVESTMENT BANKING

Established 1832

October 18, 2012

The Board of Directors

Luzerne National Bank Corporation

118 Main Street

Luzerne, PA 18709

Members of the Board of Directors:

Luzerne National Bank Corporation (“Luzerne”) and Penns Woods Bancorp, Inc. (“Penns Woods”) have entered into an Agreement and Plan of Merger dated October 18, 2012 (“Merger Agreement”), providing for the merger of Luzerne with and into Penns Woods. The proposed merger consideration is outlined in the Merger Agreement. You have requested our opinion, as of the date hereof, whether the aggregate merger consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Luzerne.

Pursuant to the Merger Agreement, Luzerne will be merged into Penns Woods with Penns Woods as the surviving corporation (the “Merger”) and as a result of the Merger, each share of Luzerne common stock will be converted at the election of the shareholder into either the right to receive (a) 1.5534 shares of Penns Woods common stock or (b) cash in an amount equal to $61.86 per share, with a maximum of 10% of the total number of shares of Luzerne common stock outstanding being exchanged for cash (the “Merger Consideration”). As a result of the Merger, Luzerne Bank, the wholly owned bank subsidiary of Luzerne, will become a wholly owned subsidiary of Penns Woods.

Janney Montgomery Scott LLC (all references to “we” or “our”), as part of its investment banking business, engages in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In rendering our opinion, we have, among other things:

(a)	reviewed the Merger Agreement;

(b)	reviewed the historical financial performances, current financial positions and general prospects of Luzerne and Penns Woods;

(c)	examined the historical stock prices and trading volumes of Luzerne’s and Penns Woods’ common stock;

(d)	reviewed certain internal financial data and projections of Luzerne and Penns Woods;

(e)	considered the proposed financial terms of the Merger and examined the estimated results of the proposed Merger on tangible book value and earnings per share;

1717 Arch Street Philadelphia, PA 19103-1675 Tel 215.665.6180 Fax 215.665.6197

Members New York Stock Exchange, Inc. Other Principal Exchanges

October 18, 2012 Board of Directors Luzerne National Bank Corporation Page 2

(f)	to the extent deemed relevant, analyzed selected public information of certain other bank holding companies and compared Luzerne and Penns Woods from a financial point of view to these other bank and thrift holding companies;

(g)	compared the terms of the Merger with terms of other comparable transactions to the extent information concerning such acquisitions was deemed generally comparable;

(h)	discussed with certain members of senior management of Luzerne and Penns Woods the strategic aspects of the Merger; and

(i)	performed such other analyses and examination as we deemed necessary.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Luzerne or Penns Woods or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Luzerne and Penns Woods that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Luzerne or Penns Woods or any of their subsidiaries, or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make any independent evaluation of the adequacy of the allowance for loan losses of Luzerne or Penns Woods or any of their subsidiaries nor have we reviewed any individual credit files and have assumed that the respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to financial projections, Luzerne’s and Penns Woods’ management have confirmed to us that they reflect the best currently available estimates and judgments of such management of the future financial performance of Luzerne and Penns Woods, respectively, and we have assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no change in Luzerne’s or Penns Woods’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Luzerne and Penns Woods will remain as going concerns for all periods relevant to our analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Merger Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. With your consent, we have relied on the advice that Luzerne has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement.

In rendering our opinion, we have assumed that in connection with obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger. Our opinion is necessarily rendered on the basis of market, economic and

1717 Arch Street Philadelphia, PA 19103-1675 Tel 215.665.6180 Fax 215.665.6197

Members New York Stock Exchange, Inc. Other Principal Exchanges

October 18, 2012 Board of Directors Luzerne National Bank Corporation Page 3

other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Luzerne and Penns Woods as they exist and are known to us on the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of Penns Woods may be when the Penns Woods common stock is issued to Luzerne shareholders upon consummation of the Merger or the prices at which Penns Woods’ or Luzerne’s common stock may trade at any time. In addition, we express no recommendation as to how the shareholders of Luzerne should vote at the shareholders’ meeting held in connection with the Merger.

We have acted as Luzerne’s agent in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon consummation of the Merger. Luzerne has agreed to indemnify us for certain liabilities arising out of rendering this opinion. Additionally, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Luzerne or Penns Woods for our own account or for the accounts of our customers.

Our opinion is directed to the Board of Directors of Luzerne in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Luzerne as to how such shareholder should vote when considering the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the Luzerne shareholders and does not address the underlying business decision of Luzerne to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Luzerne or the effect of any other transaction in which Luzerne might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or any other document, nor shall this opinion be used for any other purposes, without our prior written consent. This opinion has been approved by our fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Luzerne’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Luzerne.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Luzerne.

Very truly yours,

/s/    Janney Montgomery Scott LLC

JANNEY MONTGOMERY SCOTT LLC

1717 Arch Street Philadelphia, PA 19103-1675 Tel 215.665.6180 Fax 215.665.6197

Members New York Stock Exchange, Inc. Other Principal Exchanges

ANNEX C

October 18, 2012

Board of Directors

Penns Woods Bancorp, Inc.

300 Market Street

Williamsport, PA 17701

Members of the Board of Directors:

You have informed us that Penns Woods Bancorp, Inc. (“PWOD”) has entered into an Agreement and Plan of Merger (the “Agreement”), dated as of October 18, 2012 with Luzerne National Bank Corp. (“LUZR”) pursuant to which LUZR will be merged with and into PWOD in a transaction (the “Merger”) in which Luzerne Bank will be operated as a separate, wholly-owned subsidiary of PWOD. Each share of LUZR common stock issued and outstanding immediately prior to the effective time of the Merger will be converted at the election of the holder into either the right to receive $61.86 in cash without interest (the “Cash Consideration”) or 1.5534 shares (the “Exchange Ratio”) of PWOD Common Stock (the “Common Stock Consideration”) or a combination of Cash Consideration (with 10% cash targeted) and Exchange Ratio (collectively referred to herein as “Merger Consideration”), subject to certain adjustments as contemplated in the Agreement.

You have asked us whether, in our opinion, the Merger Consideration offered for all of the outstanding shares of LUZR common stock is fair to the shareholders of PWOD from a financial point of view.

Monocacy Financial Advisors, LLC (“MFA”, “We”, “we”, “Our” or “our”) is an investment banking and consulting firm providing services of this nature to financial institutions directly, or through affiliated companies and /or syndicates. As part of our services, we are continually engaged in the valuation of businesses in connection with mergers and acquisitions, private placements and valuations for ESOPs, capital formation plans, going-private transactions, corporate and other purposes. We are acting as financial advisor to PWOD in connection with the Merger and will receive a fee from PWOD for our services pursuant to the terms of our engagement letter with PWOD, dated May 4, 2012 (the “Engagement Letter”). MFA has previously acted as an advisor to PWOD in accordance with an agreement of April 30, 2010. MFA has also acted as an advisor to LUZR on three separate occasions over the past two years. None of the above assignments were related to these direct discussions with PWOD.

In arriving at our opinion, we engaged in discussions with members of the management teams of each of PWOD and LUZR concerning the historical and current business operations, financial conditions, and prospects of both PWOD and LUZR and we reviewed (as provided), among other things:

•	the Agreement;

•

certain publicly available information for PWOD, including each of its Annual Reports to Shareholders for the years ended December 31, 2011, 2010, and 2009, and the SEC10-Q reports for PWOD, for each of the quarterly periods ended on March 31 and June 30, 2012, and the PWOD

Maryland Office       • 6 Boulder Lane       • Baltimore, MD 21210       • Phone: 410.467.1188       • Fax: 410.467.6263

Virginia Office       • 1549 Goswick Ridge Road       • Midlothian, VA 23114       • Phone: 804.240.7050      • Fax: 410.467.6263

Penns Woods Bancorp, Inc. Fairness Opinion Page 2

internal consolidated and consolidating financial results for the quarter ended September 30, 2012 furnished by PWOD management;

•

certain publicly available information for LUZR, including each of its Annual Reports to Shareholders for the years ended December 31, 2011, 2010, and 2009 and the selected, unaudited reports issued to LUZR shareholders for each of the quarterly periods ended on March 31 and June 30, 2012 and the LUZR internal consolidated and consolidating financial results for the quarter ended September 30, 2012 furnished by LUZR management;

•	certain information, including historical and forecasted financial information relating to earnings, dividends, assets, liabilities, and prospects of PWOD furnished by senior management of PWOD;

•	certain information, including historical and forecasted financial information, relating to earnings, dividends, assets liabilities, and prospects of LUZR furnished by senior management of LUZR;

•	PWOD senior management projected earnings estimates or budget(s) for fiscal years 2012 through 2014;

•	LUZR senior management projected earnings estimates or budget(s) for fiscal years 2012;

•

the estimated amount and timing of the deal costs, cost savings, revenue enhancements and potential mark to market impacts expected to result from the Merger which were furnished by senior management teams of PWOD and LUZR;

•	the financial condition and operating results of certain other financial institutions that we deemed comparable;

•	a contribution analysis of PWOD and LUZR to the combined entity with regard to certain financial metrics as of June 30, 2012 and September 30, 2012;

•	the recent stock prices and trading activity for the common stock of both PWOD and LUZR during the last year and up until the day prior to the announcement of the Merger;

•

various valuation analyses of PWOD that we performed including a cash dividend analysis, analyses of comparable companies and comparable transactions, a dividend discount analysis, and an accretion/dilution analysis;

•

various valuation analyses of LUZR that we performed including a cash dividend analysis, analyses of comparable companies and comparable transactions, a dividend discount analysis and an accretion/dilution analysis; and,

•	such other information, financial studies, analyses and investigations and such other factors that MFA deemed relevant for the purposes of its opinion.

In conducting our review and arriving at this opinion, we, with your consent, have relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by PWOD and LUZR or upon publicly available information. We do not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. We have further relied upon the assurance of management of PWOD and LUZR that they were unaware of any facts that would make the information provided or available to us incomplete or misleading in any respect. We did not review any individual credit files on your behalf and we assumed that the aggregate allowances for credit losses relating to the loans of PWOD and LUZR, along with estimated marks to loans, were and will continue to be adequate to cover such losses as provided and stated in LUZR and PWOD publicly released data communications and with LUZR and PWOD disclosures. Our opinion is necessarily based upon economic and market conditions and other circumstances

Penns Woods Bancorp, Inc. Fairness Opinion Page 3

as they existed and were evaluated by us on the date of this letter. We do not have any obligation to update this opinion, unless requested by you in writing to do so, and we expressly disclaim any responsibility to do so in the absence of such a written request.

No limitations were imposed by PWOD on us or on the scope of our investigation or the procedures that were followed by us in rendering this opinion. The form and amount of the Merger Consideration was determined through arm’s length negotiations between PWOD and LUZR. Further, this letter does not constitute a recommendation to the shareholders of PWOD with respect to any approval of the Agreement or the Merger. Additionally, we were not requested to opine as to, and this opinion does not address, the fairness of the amount or nature of the compensation to any of LUZR’s officers, directors or employees per-or post-closing, if any.

In the MFA analysis, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of PWOD and LUZR. Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No company or merger utilized in our analysis was identical to PWOD, LUZR, or the Merger. Accordingly, such analysis are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of PWOD, LUZR, or companies to which each is being compared. None of the analysis performed by us was assigned a greater significance than any other.

We herby consent to the reference to our opinion in the prospectus and proxy statement to be issued pursuant to the Agreement and to the inclusion of the foregoing opinion in the prospectus and proxy statement relating to the meeting of stockholders of PWOD to be convened for the purpose of voting on the Merger. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Based upon and subject to the foregoing, we are of the opinion that, as of October 18, 2012, the Merger Consideration to be offered by PWOD for all of the outstanding shares of LUZR common stock under the Agreement is fair from a financial point of view, to the shareholders of PWOD.

Sincerely,

Monocacy Financial Advisors, LLC

ANNEX D

STATUTORY PROVISIONS RELATING TO DISSENTERS’ RIGHTS

THE PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988, AS AMENDED

Excerpt from Chapter 19 Subchapter C, 15 PA. CONS. STAT. § 1930

Section 1930.    Dissenters’ rights.

(a) General rule.—If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b) Plans adopted by directors only.—Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c) Cross references.—See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

Subchapter 15 Subchapter D—Dissenters Rights, 15 PA. CONS. STAT. §§ 1571-1580

Section 1571.    Application and effect of subchapter.

(a) General rule.—Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

•	Section 1906(c) (relating to dissenters rights upon special treatment).

•	Section 1930 (relating to dissenters rights).

•	Section 1931(d) (relating to dissenters rights in share exchanges).

•	Section 1932(c) (relating to dissenters rights in asset transfers).

•	Section 1952(d) (relating to dissenters rights in division).

•	Section 1962(c) (relating to dissenters rights in conversion).

•	Section 2104(b) (relating to procedure).

•	Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

•	Section 2325(b) (relating to minimum vote requirement).

•	Section 2704(c) (relating to dissenters rights upon election).

•	Section 2705(d) (relating to dissenters rights upon renewal of election).

•	Section 2904(b) (relating to procedure).

•	Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

•	Section 7104(b)(3) (relating to procedure).

(b) Exceptions.

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932I or 1952(d) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters’ rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed).

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters’ rights under section 1906(c) (relating to dissenters’ rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights.—The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

(d) Notice of dissenters rights.—Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes.—The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective.—This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership.—For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references.—See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

Section 1572.    Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

Section 1573.    Record and beneficial holders and owners.

(a) Record holders of shares.—A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares.—A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

Section 1574.    Notice of intention to dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

Section 1575.    Notice to demand payment.

(a) General rule.—If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment.—The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

Section 1576.    Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act.—A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares.—If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder.—The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

Section 1577. Release of restrictions or payment for shares.

(a) Failure to effectuate corporate action.—Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment.—When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares.—Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment.—If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

Section 1578.    Estimate by dissenter of fair value of shares.

(a) General rule.—If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate.—Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

Section 1579.    Valuation proceedings generally.

(a)	General rule.—Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters.—All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court.—The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery.—Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application.—If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

Section 1580.    Costs and expenses of valuation proceedings.

(a) General rule.—The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears.—Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters.—If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.